Form 10-K, Exhibit 13
period 1999-03-31
GLOBAL IMAGING SYSTEMS INC
filed 1999-06-23
CIK 1050167

                                                                    EXHIBIT 13.1
                                Excerpts from 1999 Annual Report to Stockholders
selected                                                     [LOGO APPEARS HERE]
financial
data
--------------------------------------------------------------------------------
The selected financial data as of and for the indicated periods ended March 31, 1995 through March 31, 1999 are derived from our audited consolidated financial statements. Since the information presented below is only a summary and does not provide all of the information in our financial statements, including the related notes, you should read "management's discussion and analysis" and our financial statements.

                                                                                                                   Inception
                                                                                                                  June 3, 1994
                                                                     Fiscal Year Ended March 31,                  to March 31,
                                                          -------------------------------------------------
                                                          1999           1998           1997           1996           1995
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)
------------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Revenues:
  Equipment and supplies sales                         $ 218,653      $ 121,316      $  41,200      $  20,561      $   6,541
  Service and rentals                                     69,542         43,059         22,893         16,405          3,735
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                           288,195        164,375         64,093         36,966         10,276
Costs and operating expenses:
  Cost of equipment and supplies sales                   154,083         85,972         27,087         13,456          4,193
  Service and rental costs                                34,434         21,594         11,467          8,303          1,885
  Selling, general, and administrative expenses           63,133         38,619         18,280         11,687          4,123
  Intangible asset amortization                            4,627          3,076          1,939          1,396            329
------------------------------------------------------------------------------------------------------------------------------------
Total costs and operating expenses                       256,277        149,261         58,773         34,842         10,530
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                             31,918         15,114          5,320          2,124           (254)
Interest expense                                           8,427          6,713          3,190          2,041            375
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extra-
  ordinary charge                                         23,491          8,401          2,130             83           (629)
Income taxes                                              10,390          3,948          1,007            275             --
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary charge                 13,101          4,453          1,123           (192)          (629)
Extraordinary charge for early retirement of debt         (1,817)            --             --             --             --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                         11,284          4,453          1,123           (192)          (629)
Yield adjustment on Class A common stock(1)                 (901)        (2,442)        (1,402)        (1,023)          (190)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to holders of
  common stock                                         $  10,383      $   2,011      $    (279)     $  (1,215)    $     (819)
====================================================================================================================================
Basic earnings (loss) per share                        $     .63      $     .21      $    (.03)     $    (.15)    $     (.15)
====================================================================================================================================
Diluted earnings (loss) per share                      $     .62      $     .21      $    (.03)     $    (.15)    $     (.15)
====================================================================================================================================
Basic weighted average shares outstanding(2)              16,478          9,805          8,729          8,018          5,331
====================================================================================================================================
Diluted weighted average shares outstanding(2)            16,811          9,805          8,729          8,018          5,331
====================================================================================================================================
Cash dividends per common share                               --             --             --             --             --
====================================================================================================================================

Balance Sheet Data (at period end):
Working capital                                        $  44,922      $  24,255      $   9,655      $   5,038     $    2,901
Total assets                                             310,419        164,342         68,990         43,675         32,229
Total debt                                               168,277         97,485         36,873         21,831         22,836
Total stockholders' equity                                94,899         38,248         19,796         15,232          4,344

(1)Reflects adjustments for amounts payable to holders of Global's Class A common stock upon a sale of Global or its initial public offering. These amounts equal an 8.0% annual yield on the original cost per share of $90.00 and, for 1998, the accretion of the difference between the redemption value of the Class A common stock and the value allocated to the stock, accreted from January 1998 to June 1998.

(2)Assumes, for periods prior to the initial public offering, the conversion of outstanding shares of Class C common stock into common stock.

management's                                                              [LOGO]
discussion
and analysis                    OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)

The following discussion and analysis should be read in conjunction with the accompanying financial statements and related notes included elsewhere in this annual report. Much of the discussion in this section involves forward-looking information. Global's actual results may differ significantly from the results suggested by these forward-looking statements.

Overview

Global was founded in June 1994 with the goal of becoming a leading consolidator in the highly fragmented office imaging solutions industry. Global is a rapidly growing provider of a number of office imaging solutions. This includes the sale and service of automated office equipment such as copiers, facsimile machines, printers and duplicators, network integration services, electronic presentation equipment and document imaging management systems ("DIM systems"). From its founding through March 31, 1999, Global acquired 12 core companies in the United States, and 20 additional satellite companies that have been integrated into the core companies. The first acquisition was completed in August 1994. Management believes that the businesses that have been acquired by Global and other businesses that Global plans to acquire will benefit from various Global programs and operating strategies. These benefits include increased operating efficiencies, the support of experienced and professional senior management, expansion of the types of office imaging products and services offered, increased access to capital, and increased emphasis on financial management. Global's revenues come from two sources: (1) sales of equipment and supplies and
(2) sales of complementary services and equipment rentals. The growth of equipment revenues and the complementary supplies, parts and service revenues depends on several factors, including the demand for equipment, Global's reputation for providing timely and reliable service, and general economic conditions. Revenues generated from the sale of equipment and complementary supplies, parts and services are affected by price, general economic conditions, service reputation, and competitors' actions in the marketplace. Revenues from the sale of complementary supplies, parts and services are also affected by equipment sales and rental volumes.

Gross profit as a percentage of revenues varies from period to period depending on a number of variables. Those variables include the mix of revenues from equipment, supplies, service and rentals; the mix of revenues among the markets served by Global; and the mix of revenues of the businesses acquired. As Global acquires businesses, the percentage of its revenues that come from sales of equipment and supplies, as opposed to service and rentals, fluctuates according to whether the businesses acquired are automated office equipment dealers or are network integrators or electronic presentation systems or DIM systems dealers. Automated office equipment dealers typically derive a higher percentage of their revenues from service and rentals, and a lower percentage from sales of equipment and supplies, than do network integrators, electronic presentation or DIM systems dealers. Generally, sales of equipment and supplies have lower gross profit margins than sales of service and rentals. In addition, equipment sales in the automated office equipment market generally have higher gross profit margins than equipment sales in the network integration, electronic presentation systems or DIM systems markets. Management expects that over time, Global will become more involved in the network integration, electronic presentation systems and DIM systems markets, as these markets are growing faster than the automated office equipment market. Therefore, over time a larger percentage of Global's revenues and gross profits may be derived from sales that have lower gross profit margins than Global's current gross profit margins.

Cost of goods sold consists primarily of the cost of new equipment, cost of supplies and parts, labor costs to provide services, rental equipment depreciation and other direct operating costs. Global depreciates its rental equipment primarily over a three-year period on a straight-line basis.

Results of Operations

The following table sets forth, for the periods indicated, information derived from the consolidated statements of operations of Global expressed as a percentage of total revenues.

management's discussion and analysis
--------------------------------------------------------------------------------

                                                 Fiscal Year Ended
                                                     March 31,
                                            ---------------------------
                                             1999       1998      1997
                                            ---------------------------
Revenues:
  Equipment and supplies sales               75.9%      73.8%     64.3%
  Service and rentals                        24.1       26.2      35.7
                                            ---------------------------
Total revenues                              100.0      100.0     100.0
Cost of goods sold                           65.4       65.4      60.2
                                            ---------------------------
Gross profit                                 34.6       34.6      39.8
Selling, general, and admin-
 istrative expenses                          21.9       23.5      28.5
Intangible asset amortization                 1.6        1.9       3.0
                                            ---------------------------
Income from operations                       11.1        9.2       8.3
Interest expense                              3.0        4.1       5.0
                                            ---------------------------
Income before income taxes
 and extraordinary charge                     8.1        5.1       3.3
Income taxes                                  3.6        2.4       1.5
                                            ---------------------------
Income before extraordinary
 charge                                       4.5        2.7       1.8
Extraordinary charge for early
 retirement of debt                           (.6)       --        --
                                            ---------------------------
Net income                                    3.9%       2.7%      1.8%
                                            ===========================

Fiscal Year Ended March 31, 1999 Compared to Fiscal Year Ended March 31, 1998

Revenues

Total revenues for the fiscal year ended March 31, 1999, were $288,195, an increase of 75.3% over the same period in 1998. The majority of the revenue growth was due to the acquisition of businesses during 1999 and 1998, with the remainder coming from internal growth.

Sales of equipment and supplies increased to $218,653 in fiscal year 1999, an increase of 80.2% over 1998. This represented 75.9% of total revenues compared to 73.8% for the prior year. Throughout 1999 and 1998, Global acquired businesses that added proportionately more equipment sales than Global had in its existing businesses.

Service and rental revenues for the fiscal year ended March 31, 1999 increased to $69,542, an increase of 61.5% from the same period the prior year. This represented 24.1% of total revenues for the fiscal year ended 1999 compared to 26.2% for the same period in 1998.

Gross Profit

Gross profit of $99,678 for the fiscal year ended March 31, 1999 reflected a 75.5% increase over the same period in 1998. Expressed as a percent of total revenue, gross profit was 34.6% for fiscal year 1999 compared to 34.6% for fiscal year 1998. Office equipment dealers typically derive a higher percentage of total revenues from service and rentals, while network integration and electronic presentation systems and DIM systems dealers derive a higher percentage of total revenues from sales of equipment and supplies. The equipment component of sales of the businesses acquired in 1999 and 1998 accounted for a larger portion of total revenues than Global's existing businesses. Sales of equipment and supplies generally generate lower gross profit margins than service and rental revenues. Combined service and rental gross profit margins were 50.5% for the fiscal year ended March 31, 1999 and 49.9% for the fiscal year ended March 31, 1998.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 63.5% to $63,133 for the fiscal year ended March 31, 1999. This amount was 21.9% of total revenues compared to 23.5% of total revenues for the same period in 1998. These expenses increased principally due to the acquisitions Global made in 1999 and 1998. The decline in expenses as a percentage of revenues was the result of the acquisition of profitable businesses, the change in the composition of Global's businesses, and revenues increasing by 75.3% without a proportionate increase in selling, general, and administrative expenses.

Intangible Asset Amortization

Intangible asset amortization was $4,627 for the fiscal year ended March 31, 1999 compared to $3,076 for the same period the prior year. Intangible asset amortization includes the amortization of goodwill and noncompete agreements from acquisitions.

                                                                          [LOGO]
--------------------------------------------------------------------------------
Income From Operations

Income from operations was $31,918, or 11.1% of total revenues for the fiscal year ended March 31, 1999, which was a 111.2% increase over the same period in 1998.

Interest Expense

Interest expense was $8,427 for the fiscal year ended March 31, 1999, an increase of 25.5% from the same period in 1998. The increase was primarily due to the increase in Global's borrowings. The proceeds from the additional borrowings were used to fund the cost of the businesses acquired in 1999 and 1998. Interest expense includes the amortization of financing fees incurred in connection with Global's current credit facility with First Union and the prior credit facility with Jackson National Life Insurance Company.

Income Taxes

The provision for income taxes was $10,390 for the fiscal year ended March 31, 1999 compared to $3,948 for the same period in 1998. The increase in income taxes was primarily due to increased pre-tax income because of businesses Global acquired during 1999 and 1998. The effective income tax rate decreased from 47.0% for the fiscal year ended March 31, 1998 to 44.2% for the same period in 1999. The effective income tax rate for 1999 and 1998 was higher than the federal statutory rates of 35.0% and 34.0%, respectively, plus state and local taxes, primarily due to non-deductible goodwill amortization relating to the businesses acquired during the fiscal year ended March 31, 1999 and March 31, 1998.

Fiscal Year Ended March 31, 1998 Compared to Fiscal Year Ended March 31, 1997

Revenues

Total revenues for the fiscal year ended March 31, 1998, were $164,375, an increase of 156.5% over the same period in 1997. The majority of the revenue growth was due to the acquisition of businesses during 1998 and 1997, with the remainder coming from internal growth.

Sales of equipment and supplies increased to $121,316 in fiscal year 1998, an increase of 194.5% over 1997. This represented 73.8% of total revenues compared to 64.3% for the prior year. Throughout 1998 and 1997, Global acquired businesses that added more equipment sales than Global had in its existing businesses.

Service and rental revenues for the fiscal year ended March 31, 1998 increased to $43,059, an increase of 88.1% from the same period the prior year. This represented 26.2% of total revenues for the fiscal year ended 1998 compared to 35.7% for the same period in 1997.

Gross Profit

Gross profit of $56,809 for the fiscal year ended March 31, 1998 reflected a 122.4% increase over the same period in 1997. Expressed as a percent of total revenue, gross profit was 34.6% for fiscal year 1998 compared to 39.8% for fiscal year 1997. Office equipment dealers typically receive a higher percentage of total revenues from service and rentals, while network integration and electronic presentation systems and DIM systems dealers derive a higher percentage of total revenues from sales of equipment and supplies. The equipment component of sales of the businesses acquired in 1998 and 1997 accounted for a larger portion of total revenues than Global's existing businesses. Sales of equipment and supplies generally generate lower gross profit margins than service and rental revenues. Combined service and rental gross profit margins were 49.9% for the fiscal year ended March 31, 1998 and for the fiscal year ended March 31, 1997.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 111.3% to $38,619 million for the fiscal year ended March 31, 1998. This amount was 23.5% of total revenues compared to 28.5% of total revenues for the same period in 1997. These expenses increased principally due to the acquisitions Global made in 1998 and 1997. The decline in expenses as a percentage of revenues was the result of the acquisition of profitable businesses, the change in the composition of Global's businesses, and revenues increasing by 156.5% without a proportionate increase in selling, general, and administrative expenses.

management's discussion and analysis
--------------------------------------------------------------------------------

Intangible Asset Amortization

Intangible asset amortization was $3,076 for the fiscal year ended March 31, 1998 compared to $1,939 for the same period the prior year. Intangible asset amortization includes the amortization of goodwill and non-compete agreements from acquisitions.

Income From Operations

Income from operations was $15,114, or 9.2% of total revenues for the fiscal year ended March 31, 1998, which was a 184.1% increase over the same period in 1997.

Interest Expense

Interest expense was $6,713 for the fiscal year ended March 31, 1998, an increase of 110.4% from the same period in 1997. The increase was primarily due to the increase in Global's borrowings. The proceeds from the additional borrowings were used to fund the cost of the businesses acquired in 1998 and 1997. Interest expense includes the amortization of financing fees incurred in connection with Global's current credit facility with First Union and the prior credit facility with Jackson National Life Insurance Company.

Income Taxes

The provision for income taxes was $3,948 for the fiscal year ended March 31, 1998 compared to $1,007 for the same period in 1997. The increase in income taxes was primarily due to increased pre-tax income because of businesses Global acquired during 1998 and 1997. The effective income tax rate decreased from 47.3% for the fiscal year ended March 31, 1997 to 47.0% for the same period in 1998. The effective income tax rate for 1998 and 1997 was higher than the federal statutory rate of 34.0% plus state and local taxes, primarily due to non-deductible goodwill amortization relating to the businesses acquired during the fiscal year ended March 31, 1998 and March 31, 1997.

Quarterly Results of Operations

The following table presents selected consolidated financial information for each of Global's last six fiscal quarters. The information has been derived from unaudited consolidated financial statements that in the opinion of management reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such quarterly information.

                                                                             Quarters Ended
------------------------------------------------------------------------------------------------------------------
                                                       Mar. 31,  Dec. 31,  Sept. 30,  June 30,  Mar. 31,  Dec. 31,
                                                          1999      1998      1998      1998     1998      1997
------------------------------------------------------------------------------------------------------------------
Revenues:
  Equipment and supplies sales                         $ 65,333  $ 58,028  $  51,958  $ 43,334  $ 40,801  $ 34,790
  Service and rentals                                    22,001    17,625     15,048    14,868    13,544    11,925
------------------------------------------------------------------------------------------------------------------
Total revenues                                           87,334    75,653     67,006    58,202    54,345    46,715
Costs and operating expenses:
  Cost of equipment and supplies sales                   44,658    40,616     37,922    30,887    28,485    24,851
  Service and rental costs                               10,939     8,940      7,549     7,006     7,101     5,973
  Selling, general, and administrative expenses          19,472    16,368     14,004    13,289    12,802    10,856
  Intangible asset amortization                           1,588     1,195        943       901       917       843
------------------------------------------------------------------------------------------------------------------
Total costs and operating expenses                       76,657    67,119     60,418    52,083    49,305    42,523
------------------------------------------------------------------------------------------------------------------
Income from operations                                   10,677     8,534      6,588     6,119     5,040     4,192
Interest expense                                          2,984     1,757      1,456     2,230     2,178     1,980
------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item         7,693     6,777      5,132     3,889     2,862     2,212
Income taxes                                              3,346     2,948      2,295     1,801     1,198     1,099
------------------------------------------------------------------------------------------------------------------
Income before extraordinary charge                        4,347     3,829      2,837     2,088     1,664     1,113
Extraordinary charge for early retirement of debt             -         -     (1,133)     (684)        -         -
------------------------------------------------------------------------------------------------------------------
Net income                                             $  4,347  $  3,829  $   1,704  $  1,404  $  1,664  $  1,113
==================================================================================================================

                                                             [LOGO APPEARS HERE]

=================================================================================================================
                                                                            Quarters Ended
-----------------------------------------------------------------------------------------------------------------
                                                       Mar. 31,  Dec. 31,  Sept. 30, June 30,  Mar. 31,  Dec. 31,
                                                         1999      1998       1998     1998      1998      1997
-----------------------------------------------------------------------------------------------------------------
Net income                                             $  4,347  $  3,829  $  1,704  $  1,404  $  1,664  $  1,113
Yield adjustment to Class A common stock(1)                   -         -         -      (901)   (1,093)     (533)
-----------------------------------------------------------------------------------------------------------------
Net income available to holders of comon stock         $  4,347  $  3,829  $  1,704  $    503  $    571  $    580
=================================================================================================================
Basic earnings per share                               $   0.23  $   0.21  $   0.10  $   0.04  $   0.06  $   0.06
=================================================================================================================
Diluted earnings per share                             $   0.23  $   0.21  $   0.10  $   0.04  $   0.06  $   0.06
=================================================================================================================
Basic weighted average number of shares                  18,682    18,054    17,642    11,527    10,404     9,959
=================================================================================================================
Diluted weighted average number of shares                18,851    18,176    17,700    12,511    10,404     9,959
=================================================================================================================

-----------

(1) Reflects adjustments for amounts payable upon a sale of the Company or an initial public offering to holders of Class A Common Stock equivalent to an 8.0% annual yield on the original per share amount of $90, and for 1998, the accretion of the difference between the redemption value of the Class A Common Stock and the value allocated to the stock, accreted from January 1998 to the date of the initial public offering.

The following table sets forth selected consolidated financial information as a percentage of total revenues for each of Global's last six fiscal quarters.

                                                                            Quarters Ended
-----------------------------------------------------------------------------------------------------------------
                                                       Mar. 31,  Dec. 31,  Sept. 30, June 30,  Mar. 31,  Dec. 31,
                                                         1999      1998       1998     1998      1998      1997
-----------------------------------------------------------------------------------------------------------------
Revenues:
  Equipment and supplies sales                           74.8%     76.7%      77.5%    74.5%     75.1%     74.5%
  Service and rentals                                    25.2      23.3       22.5     25.5      24.9      25.5
-----------------------------------------------------------------------------------------------------------------
Total revenues                                          100.0     100.0      100.0    100.0     100.0     100.0
=================================================================================================================
Costs and operating expenses:
  Cost of equipment and supplies sales                   51.2      53.7       56.6     53.1      52.4      53.2
  Service and rental costs                               12.5      11.8       11.3     12.1      13.1      12.8
  Selling, general, and administrative expenses          22.3      21.6       20.9     22.8      23.5      23.2
  Intangible asset amortization                           1.8       1.6        1.4      1.5       1.7       1.8
-----------------------------------------------------------------------------------------------------------------
Total costs and operating expenses                       87.8      88.7       90.2     89.5      90.7      91.0
=================================================================================================================
Income from operations                                   12.2      11.3        9.8     10.5       9.3       9.0
Interest expense                                          3.4       2.3        2.2      3.8       4.0       4.2
-----------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item         8.8       9.0        7.6      6.7       5.3       4.8
Income taxes                                              3.8       3.9        3.4      3.1       2.2       2.4
-----------------------------------------------------------------------------------------------------------------
Income before extraordinary charge                        5.0       5.1        4.2      3.6       3.1       2.4
Extraordinary charge for early retirement of debt           -         -       (1.7)    (1.2)        -         -
-----------------------------------------------------------------------------------------------------------------
Net income                                                5.0%      5.1%       2.5%     2.4%      3.1%      2.4%
=================================================================================================================

Liquidity and Capital Resources

Historically, Global has financed its operations primarily through internal cash flow, sales of stock and bank financing, including the financing facilities described below. These sources of funds have been used to fund Global's growth both internally and through acquisitions. Global is pursuing an acquisition strategy and expects to acquire more businesses. As Global continues to acquire more businesses it is likely that Global will incur additional debt and seek additional equity capital.

Global's senior credit facility with First Union National Bank consists of a $175,000 senior secured revolving line of credit, including access to a $5,000 swingline of credit. The senior credit facility is available for acquisitions and for working capital purposes. At March 31,
management's
discussion
and analysis
--------------------------------------------------------------------------------
1999, $68,000 was outstanding under the senior credit facility. The senior credit facility bears interest at rates ranging from 0.75% to 1.5% over LIBOR or from 0.0% to 0.5% over a base rate related to prime rate, and varies according to Global's ratio of its total funded debt to earnings before interest, taxes, depreciation and amortization. Amounts borrowed under the senior credit facility may be repaid and reborrowed over the life of the senior credit facility, with a final maturity date of July 31, 2003. The terms of the senior credit facility require strict compliance with numerous affirmative, negative and financial covenants. Amounts borrowed under the revolving line of credit may be used to fund working capital and general corporate purposes, including acquisitions, subject to First Union National Bank's approval in the case of acquisitions with a cash purchase price of over $15,000 or an aggregate price (cash, stock or other consideration) of over $40,000.

In March 1999, the Company issued $100,000 in senior Subordinated Notes due March 8, 2007. The net proceeds of approximately $96,000 were used to reduce First Union's revolving credit facility. The notes bear interest at 10.75%, payable semi-annually. The notes may be redeemed at the option of the Company beginning on February 15, 2003 at the following redemption prices, expressed as percentages of the principal amount:

               Year                   Percentage
               2003                     105.375%
               2004                     102.688%
               2005 and thereafter      100.000%

At any time on or prior to February 15, 2002, the Company may, at its option, use the net cash proceeds from a public equity offering to redeem in the aggregate up to 35% of the aggregate principal amount of the notes at a redemption price equal to 110.75% of the principal amount, provided that at least 65% of the aggregate principal amount of the notes originally issued remain outstanding, and the redemption occurs within 60 days after the consummation of the public equity offering. The Notes are guaranteed by the current subsidiaries of the Company, other than certain future financing subsidiaries, on an unsecured senior subordinated basis. The covenants of the notes require strict compliance with certain affirmative, negative and financial covenants. Under the terms of the Senior Subordinated Notes, the company is prohibited from paying cash dividends.

On May 7, 1999, the Company filed a registration statement with the Securities and Exchange Commission to exchange the notes for exchange notes with identical terms, except the exchange notes will not contain transfer restrictions.

The Company has signed a commitment letter with First Union for a $250,000 credit facility. The letter was signed in April 1999. The new credit facility is expected to replace the existing senior credit facility and is expected to consist of a $150,000 five-year senior secured revolving line of credit, a $25,000 five-year senior term loan, and a $75,000 seven-year senior term loan. The new revolving credit line of the senior credit facility is expected to bear interest at rates ranging from a 2.00% to 3.00% over LIBOR or from .75% to 1.75% over a base rate related to prime rate, and is expected to vary according to Global's ratio of its total funded debt to earnings before interest, taxes, depreciation and amortization. The term loans are expected to bear interest at a rate 3.25% over LIBOR or 2.00% over a base rate related to prime rate. The terms of the new senior credit facility are expected to require strict compliance with numerous affirmative, negative and financial covenants. Amounts borrowed under the senior credit facility may be used to fund working capital and general corporate purposes, including acquisitions, subject to First Union's approval in the case of certain acquisitions.

Under the terms of two of its purchase agreements, Global may be required to make payments of up to $3,600 over the next one to three years to certain former owners of the businesses it has acquired based on the profitability of those businesses during such time period.

For the fiscal year ended March 31, 1999 the net cash provided by operations was $12,499 and for the fiscal year ended March 31, 1998 the net cash provided by operations was $5,803. For the fiscal years ended March 31, 1999 and 1998, Global's net cash used in investing activities was $108,472 and $71,899, respec-

                                                             [LOGO APPEARS HERE]
--------------------------------------------------------------------------------
tively, primarily for the purchase of businesses. For the fiscal years ended March 31, 1999 and 1998, Global's net cash provided by financing activities was $96,652 and $69,631, respectively. Net cash provided by financing activities consists of equity capital provided by the initial public offering, Golder, Thoma, Cressey, Rauner Fund IV, L.P., Jackson National Life Insurance Company, and certain members of management of Global and its acquired businesses, and net borrowings.

Year 2000 Issues

With the exception of historical information such as Global's costs and efforts to date relating to year 2000 issues, the discussion in this section consists of forward-looking statements that involve risks and uncertainties. Global's success in addressing year 2000 issues, and the impact of year 2000 issues on Global's business, results of operations or financial condition, could differ materially from the description that follows. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.

In 1998, Global began formulating a plan to address the risks associated with the "year 2000 issue," which relates to the possible inability of computer systems and equipment to function properly as a result of their inability to recognize or process dates occurring after 1999. Global's year 2000 plan addresses the following areas: (1) information technology systems, or IT systems, used in Global's internal operations, including accounting, data processing and telephone systems; (2) non-IT systems used in Global's internal operations, including alarm systems and fax machines; (3) the state and impact of year 2000 readiness of products sold by Global (which Global primarily purchases from third party vendors); and certain operational systems of Global's critical suppliers and customers that may affect Global. As discussed below, Global's year 2000 plan involves identifying and assessing the potential year 2000 risks faced by Global, remediating any year 2000 noncompliance identified by Global's assessment; testing the year 2000 readiness of Global's systems; and planning for year 2000 contingencies.

State of Year 2000 Readiness

Global is reviewing its overall exposure to year 2000 risks. Global's plan to address the impact of the year 2000 issue on Global's IT and non-IT systems involves (1) making an inventory of potentially date sensitive devices and software, (2) assessing the systems affected by these devices and software, (3) remediating or replacing these systems as necessary and (4) testing its systems to confirm year 2000 readiness. Both IT and non-IT systems contain embedded technology, which complicates Global's year 2000 assessment and remediation efforts.

Global estimates that it has completed approximately 94% (in terms of time spent) of the inventory and assessment phases of this process for its existing companies. Global expects to complete these phases for its existing companies by the end of July 1999. Due to Global's acquisition activity, Global expects to be continually modifying its year 2000 remediation efforts to address the year 2000 readiness of businesses Global may acquire throughout the coming year and beyond January 1, 2000. Although Global has a preliminary indication of the scale of affected systems and software in its existing companies, future acquisitions could present additional year 2000 problems. Global began remediating its systems in November 1998 and expects to complete this phase by July 1999. Global began the testing phase of its year 2000 plan in January 1999 and expects to complete testing of existing systems by September 1999. The expected timing of these phases is based on management's best estimates, which were derived using numerous assumptions regarding future events, including the results of Global's year 2000 assessment, the continued availability of certain resources and the implementation and success of third party remediation plans. There can be no assurance that these estimates will prove to be accurate, and actual results could differ materially as a result of many factors, including Global's ability to identify, assess, remediate and test all relevant systems and technology embedded in those systems.

To the extent that Global has completed its year 2000 assessment of its IT systems, Global's assessment has not revealed substantial year 2000 noncompliance. Specifically, for most of Global's functions, Global utilizes Optimizing Management Decisions ("OMD")
management's
discussion
and analysis
--------------------------------------------------------------------------------
software. The OMD Corporation has released its year 2000 compliant software and Global began testing it in April 1999. Global uses nationally known software providers for both its general accounting and industry-specific systems and has been assured by the manufacturers or vendors of such products that these applications will be year 2000 compliant by July 1999. Global's assessment of its non-IT systems is still at a preliminary stage.

The risk to Global's business, results of operations or financial condition that third parties and their products will not be year 2000 ready is difficult to quantify, but could potentially be significant. Global has analyzed its existing product lines and identified potential year 2000 issues with the products Global sells (which are, for the most part, manufactured by third parties), as well as risks associated with year 2000 unreadiness of its critical suppliers and customers. Global is not aware of any potentially major disruptions in connection with the equipment and services currently or previously sold. Global has sent questionnaires to its critical suppliers and customers to determine their year 2000 readiness, and is reviewing responses received to date to assess the impact of the year 2000 readiness of Global's suppliers and customers.

Global derives a majority of its revenues from the sale of equipment and from service and supply contracts for such equipment. Accordingly, Global's success depends on its access to reliable sources of equipment, parts and supplies at competitive prices. If year 2000 issues impair the ability of Global's suppliers to provide products timely and at competitive prices, Global's business, results of operations and financial condition could be materially and adversely affected. Global does not rely upon any one customer for the majority of its sales, or one product vendor for the bulk of its purchases. No individual supplier represents more than 15% of equipment purchases and Global's top 10 customers combined represent less than 8% of Global's total sales for the 12 month period ended March 31, 1999, giving effect to Global's acquisitions during the period as if they had occurred on April 1, 1998. Global believes that its large customer base will minimize the effect on Global of any year 2000 business disruption experienced by any of its customers.

Costs to Address Year 2000 Issue

Global has not incurred material historical costs associated with year 2000 remediation. Global operates most of its systems on third party software that it believes or has been informed is already year 2000 compliant. Global estimates its costs of remediation will be approximately $500,000 (not including costs to remediate systems of businesses that may be acquired in the future) and does not expect these costs to be material in any year to Global's consolidated financial condition, results of operations or cash flows. All modification costs relating to the year 2000 issue are expensed as incurred and are expected to be paid for out of internally generated funds.

Global's estimate of remediation costs is based on numerous assumptions regarding future events, including the results of Global's year 2000 assessment, continued availability of certain resources and the implementation and success of third party remediation plans. There can be no assurance that this estimate will prove to be accurate, and actual costs could differ materially as a result of many factors, including those discussed in this section.

Risks Related to the Year 2000 Issue

In evaluating year 2000 risks to Global, Global has identified and evaluated five mission-critical aspects of the business: sales, billing, service, delivery and accounting information systems. Should any of these functions fail due to Year 2000 issues, a material disruption in business could result.

Sales: Should Global's telecommunications system fail as a result of Year 2000 issues, Global's sales could be adversely affected. Global is currently in the process of confirming year 2000 compliance by its third party telecommunications providers. Global believes its sales division could remain fully operational if it experienced a disruption in telecommunications service. Although Global expects confirmation of year 2000 compliance from its third party telecommunications providers, Global is preparing a contingency plan to continue sales operations without telecommunication support.

                                                             [LOGO APPEARS HERE]
--------------------------------------------------------------------------------
Billing: Global is dependent upon computerized billing systems. A breakdown in IT billing systems could result in delayed or missed customer payments. By the end of June 1999, Global expects to have completed the inventory and assessment of all potentially affected IT systems. Based upon the level of impairment, duplicate manual billing systems will be set in place to facilitate uninterrupted service where Global anticipates a possible problem.

Service: Global utilizes a combination of manual and computerized service dispatch systems. A disruption in Global's computerized dispatch system could result in delayed customer service. By July 1999, Global will have completed the inventory and assessment of all potentially affected existing IT systems. Based upon the level of impairments, duplicate dispatch systems will be set in place to facilitate uninterrupted service with regard to the uncertain systems.

Delivery: Global is heavily dependent upon timely delivery of products from its product vendors as well as delivery to its customers. Any disruption in product supply could result in low customer service and ultimately lost sales. Global is making every effort to ensure its suppliers and delivery channels are adequately prepared to transition to the year 2000. If Global determines there is a likely possibility of untimely deliveries by its suppliers, it will take appropriate steps to increase inventory of the affected products.

Accounting Information Systems: The majority of Global's accounting information systems are computerized and susceptible to Year 2000 problems. Failure to convert all affected systems could result in delayed or lost financial data. Global is evaluating these systems and expects to make remediations to affected systems by the second fiscal quarter of 1999.

Liability or Litigation Relating to Year 2000 Issues

In addition to the risk of failure of a function critical to Global's operations, Global faces risks that are difficult to quantify relating to potential liability resulting from the year 2000 issue. The breadth of different products and services offered by Global and the uncertainty relating to the meaning of the term "year 2000 compliant" could result in Global facing claims arising from the effect of the year 2000 issue on the products it sells and services. The year 2000 readiness of the products Global sells depends on the implementation and success of efforts by the suppliers from whom Global purchases these products in making them year 2000 compliant. Global cannot currently estimate the risks it faces from such potential liability or litigation.

Although Global's year 2000 efforts and the contingency plans described above are intended to minimize the adverse effects of the year 2000 issue on Global's business and operations, the actual effects of the issue and the success or failure of Global's efforts described above cannot be known until the year 2000. Failure by Global, major suppliers of computer systems and equipment used in Global's operations, and major vendors and customers of products or services sold by Global to address adequately their respective year 2000 issues in a timely manner could have a material adverse effect on Global's business, results of operations and financial condition.

Contingency Plans

Global is in the process of formulating contingency plans to address the year 2000 issue, and expects this planning stage to continue to be an active process through 1999. As Global's identification and evaluation of the risks it faces progresses, Global will develop plans to address these scenarios. Global expects to continually revise its contingency planning as it receives information regarding third party year 2000 readiness, and as it integrates future acquisitions.

consolidated
balance
sheets
================================================================================
(In thousands, except share amounts)

                                                                    March 31,
--------------------------------------------------------------------------------
Assets                                                           1999     1998
--------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                  $   5,175 $  4,496
   Accounts receivable, net of allowance for doubtful accounts
    ($1,353 and $871 at March 31, 1999 and 1998, respectively)   45,700   27,572
   Inventories                                                   36,793   19,061
   Deferred income taxes                                          2,591    1,543
   Prepaid expenses and other current assets                      1,940      425
--------------------------------------------------------------------------------
     Total current assets                                        92,199   53,097
Rental equipment, net                                             4,377    4,655
Property and equipment, net                                       6,409    4,419
Other assets                                                        782    2,147
Deferred income taxes                                                 -      571
Related party notes receivable                                       47      547
Intangible assets, net:
   Goodwill                                                     201,307   94,685
   Noncompete agreements                                          1,207    1,336
   Financing fees                                                 4,091    2,885
--------------------------------------------------------------------------------
     Total assets                                             $ 310,419 $164,342
================================================================================

See Accompanying Notes

                                                             [LOGO APPEARS HERE]
                                                    GLOBAL IMAGING SYSTEMS, INC.
                                                         MARCH 31, 1999 AND 1998
--------------------------------------------------------------------------------
(In thousands, except per share amounts)

                                                                                               March 31,
-----------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity                                                   1999                  1998
-----------------------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                                  $  16,718             $  10,556
   Accrued liabilities                                                                   7,583                 3,878
   Accrued compensation and benefits                                                     5,221                 3,543
   Current maturities of long-term debt                                                    176                   233
   Deferred revenue                                                                     16,196                10,632
   Income taxes payable                                                                  1,383                     -
-----------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                          47,277                28,842
   Deferred income taxes                                                                   142                     -
   Long-term debt, less current maturities                                             168,101                97,252
-----------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                 215,520               126,094
Stockholders' equity:
   Preferred stock, $.01 par value: 10,000,000 shares authorized:
     no shares issued                                                                        -                     -
   Class A common stock, $.01 par value:  0 shares authorized, issued and outstanding at March 31, 1999; 400,000 shares authorized and
     339,945 shares issued and outstanding at March 31, 1998                                 -                     3
   Class B common stock, $.01 par value:  0 shares authorized, issued and outstanding at March 31, 1999; 50,000,000 shares authorized:
     9,521,058 shares issued and outstanding at March 31, 1998                               -                    95
   Class C common stock, $.01 par value:  0 shares authorized, issued and outstanding at March 31, 1999; 905,000 shares authorized and
     904,252 shares issued and outstanding at March 31, 1998                                 -                     9
   Common stock, $.01 par value: 50,000,000 shares authorized:
     18,727,436 shares issued and 18,725,841 shares outstanding at
     March 31, 1999                                                                        187                     -
   Common stock held in treasury, at cost                                                  (35)                    -
   Additional paid-in capital                                                           83,817                33,618
   Retained earnings                                                                    10,930                 4,754
-----------------------------------------------------------------------------------------------------------------------
                                                                                        94,899                38,479
   Less stockholder receivables                                                              -                  (231)
-----------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                         94,899                38,248
-----------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                      $ 310,419             $ 164,342
=======================================================================================================================

See Accompanying Notes
consolidated                                                 [LOGO APPEARS HERE]
statements                                          GLOBAL IMAGING SYSTEMS, INC.
of operations                  FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------





------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Year Ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                              1999                     1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
     Equipment and supplies sales                                  $ 218,653                $ 121,316           $ 41,200
     Service and rentals                                              69,542                   43,059             22,893
------------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                  288,195                  164,375             64,093
Costs and operating expenses:
     Cost of equipment and supplies sales                            154,083                   85,972             27,087
     Service and rental costs                                         34,434                   21,594             11,467
     Selling, general and administrative expenses                     63,133                   38,619             18,280
     Intangible asset amortization                                     4,627                    3,076              1,939
------------------------------------------------------------------------------------------------------------------------------------
Total costs and operating expenses                                   256,277                  149,261             58,773
------------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                31,918                   15,114              5,320
Interest expense                                                       8,427                    6,713              3,190
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item                     23,491                    8,401              2,130
Income taxes                                                          10,390                    3,948              1,007
------------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                      13,101                    4,453              1,123
Extraordinary charge for early retirement of debt,
  net of tax benefit of $1,241                                        (1,817)                     -                  -
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                            11,284                    4,453              1,123
------------------------------------------------------------------------------------------------------------------------------------
Yield adjustment on Class A common stock and
  accretions                                                            (901)                  (2,442)            (1,402)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common stockholders                 $  10,383                $   2,011           $   (279)
====================================================================================================================================
Basic earnings per share:
Income (loss) before extraordinary item, including
  yield adjustment and accretions                                  $     .74                $     .21           $   (.03)
Extraordinary charge for early retirement of debt,
  net of tax benefit of $1,241                                          (.11)                      -                  -
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                                    $     .63                $     .21           $   (.03)
====================================================================================================================================
Diluted earnings per share:
Income (loss) before extraordinary item, including
  yield adjustment and accretions                                  $     .73                $     .21           $   (.03)
Extraordinary charge for early retirement of debt,
  net of tax benefit of $1,241                                          (.11)                      -                  -
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                                  $     .62                $     .21           $   (.03)
====================================================================================================================================
Weighted average number of shares outstanding:
    Basic                                                             16,478                    9,805              8,729
    Diluted                                                           16,811                    9,805              8,729
====================================================================================================================================

See Accompanying Notes

CONSOLIDATED                  [STAMP OF GLOBAL IMAGING SYSTEMS INC APPEARS HERE]
STATEMENTS OF                                       GLOBAL IMAGING SYSTEMS, INC.
CASH FLOWS                     FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997
================================================================================

                                                                          Year Ended March 31,
(In thousands)                                                     1999           1998          1997
------------------------------------------------------------------------------------------------------
Operating activities:
Net income                                                      $  11,284       $  4,453      $  1,123
Adjustments to reconcile net income to net
   cash provided by operating activities:
      Depreciation                                                  4,593          3,593         2,534
      Amortization                                                  4,954          3,630         2,576
      Extraordinary charge for early retirement of debt             1,817              -             -
      Deferred income taxes                                           519            278          (528)
Changes in operating assets and liabilities, net of
   amounts acquired in purchase business combinations:
      Accounts receivable                                          (7,329)        (2,341)       (2,106)
      Inventories                                                  (5,511)        (1,034)       (1,279)
      Prepaid expenses and other current assets                    (1,337)            48           131
      Other assets                                                    (41)          (202)           72
      Accounts payable                                              2,014         (1,565)          616
      Accrued liabilities, compensation and benefits                1,100           (545)        1,011
      Deferred revenue                                               (483)           (72)          269
      Income taxes payable                                            919           (440)         (105)
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          12,499          5,803         4,314
Investing activities:
Related party notes receivable                                        500           (500)          (47)
Purchase of property, equipment and rental equipment               (5,208)        (3,424)       (2,940)
Payment for purchase of businesses, net of cash
  acquired                                                       (103,764)       (67,975)      (16,008)
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                            (108,472)       (71,899)      (18,995)
Financing activities:
Net draws under line of credit                                     70,610         60,560        14,565
Financing fees                                                     (4,584)          (884)       (2,762)
Cost of initial public offering                                      (960)        (1,647)            -
Common stock retired and repurchased                              (35,374)             -             -
Common stock issued for cash                                       66,960         11,602         3,441
------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                          96,652         69,631        15,244
------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                             679          3,535           563
Cash and cash equivalents, beginning of year                        4,496            961           398
------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                          $   5,175       $  4,496      $    961
======================================================================================================

See Accompanying Notes

                                                             [LOGO APPEARS HERE]
consolidated                                        GLOBAL IMAGING SYSTEMS, INC.
statements                                         FOR THE YEARS ENDED MARCH 31,
of stockholders' equity                                      1999, 1998 AND 1997
--------------------------------------------------------------------------------

(In thousands, except share amounts)
                                      Common Stock*          Additional
                                      ------------
                                      Shares        Par       Paid-in      Treasury      Stockholder     Retained
                                                   Value      Capital        Stock       Receivables     Earnings        Total
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1996            8,287,353    $  83    $  15,971                                   $   (822)      $  15,232
Common stock issued                   1,120,434       11        3,529                     $   (100)                        3,440
Net income                                                                                                 1,123           1,123
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1997            9,407,787       94       19,500                         (100)          301          19,795
Common stock issued                   1,357,468       13       14,118                         (131)                       14,000
Net income                                                                                                 4,453           4,453
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1998           10,765,255      107       33,618                         (231)        4,754          38,248
  Common stock issued in
     initial public offering          6,000,000       60       66,900                                                     66,960
  Common stock issued in con-
     junction with acquisitions       1,143,797       11       16,377                                                     16,388
  Common stock retired                 (339,945)      (3)     (30,459)                         231          (133)        (30,364)
  Stock repurchased - Treasury           (1,595)                            $  (35)                                          (35)
  Dividend - Class A
     common stock                                                                                         (4,975)         (4,975)
  Common stock reclassified           1,158,329       12          (12)
  Cost of initial public offering                              (2,607)                                                    (2,607)
  Net income                                                                                              11,284          11,284
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31,1999            18,725,841    $ 187    $  83,817       $  (35)       $     --      $ 10,930       $  94,899
================================================================================================================================

* COMMON STOCK                     Class A           Class B             Class C                              Total
   ROLL FORWARD                  Common Stock      Common Stock        Common Stock        Common Stock       Common Stock
                                ---------------   -----------------   -----------------   ---------------     ----------------
                                 Shares    Par      Shares     Par     Shares     Par     Shares     Par      Shares      Par
                                          Value               Value               Value             Value                Value
------------------------------------------------------------------------------------------------------------------------------
Balances at March 31,1996       172,917    $ 2     8,114,436    $ 81                                            8,287,353  $  83
 Common stock issued             38,229      -       448,272       5    633,933     $ 6                         1,120,434     11
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1997      211,146      2     8,562,708      86    633,933       6                         9,407,787     94
 Common stock issued            128,799      1       958,350       9    270,319       3                         1,357,468     13
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1998      339,945      3     9,521,058      95    904,252       9                        10,765,255    107
 Common stock issued in
  initial public offering                                                                  6,000,000  $  60     6,000,000     60
 Common stock issued in
  conjunction with
  acquisitions                                                                             1,143,797     11     1,143,797     11
 Common stock retired          (339,945)    (3)                                                                  (339,945)    (3)
 Stock repurchased -
   Treasury                                                                                   (1,595)              (1,595)
 Common stock reclassified                        (9,521,058)    (95)  (904,252)     (9)  11,583,639    116     1,158,329     12
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1999            -    $ -             -    $  -          -     $ -   18,725,841  $ 187    18,725,841  $ 187
================================================================================================================================

See Accompanying Notes

Notes To                                                     [LOGO APPEARS HERE]
Consolidated
Financial Statements
(In thousands, except share and per share amounts)
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

Global Imaging Systems, Inc. was formed on June 3, 1994. The Company's principal operating subsidiaries are located in the United States and are in the business of supplying photocopiers, facsimile equipment, automated office equipment, network integration services, electronic presentation and document imaging equipment, and related service, parts, and supplies. The consolidated financial statements include the financial statements of Global Imaging Systems, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized as follows:

Supplies sales to customers are recognized at the time of shipment. Equipment sales are recognized at the time of customer acceptance, or in the case of equipment sales financed by third-party leasing companies, at the time of acceptance by the leasing company and the customer.

Maintenance contract service revenues are recognized ratably over the term of the underlying maintenance contract. Other service revenues are recognized as earned. Deferred revenue consists of unearned maintenance contract revenue that is recognized over the life of the related contract, generally 12 months. Rental equipment revenue is recognized ratably over the lives of the underlying cancelable operating leases, principally one to three years.

Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable, and long-term debt. The carrying amount of these financial instruments approximate their fair market value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographical areas. As of March 31, 1999, the Company had no significant concentrations of credit risk.

Inventories

Inventories consist of photocopiers, facsimile equipment, automated office equipment, electronic presentation equipment, document imaging equipment, computers and related soft-notes (continued)

--------------------------------------------------------------------------------

ware, and related parts and supplies and are valued at the lower of cost (specific identification and/or average cost for equipment and average cost for related parts and supplies) or market value. Inventories are stated net of reserves of $2,211 and $1,295 at March 31, 1999 and 1998, respectively, for excess and slow-moving inventories.

Long-Lived Assets

The recoverability of long-lived assets (including related intangibles) is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and there is a likelihood that such operating losses will continue, the Company will determine if impairment exists based on the undiscounted expected future cash flows from operations before interest. Impairment losses would be measured based on the amount by which the carrying amount exceeds the fair value.

Rental Equipment

Rental equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the assets' estimated economic lives, principally three years.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are principally provided using the straight-line method over the assets' estimated economic lives, which range from three to 10 years.

Intangibles

Goodwill (excess of purchase price over fair value of net assets acquired) recognized in business combinations accounted for as purchases is amortized over periods of between 20 and 40 years on the straight-line basis. Accumulated amortization was approximately $7,100 and $3,200 at March 31, 1999 and 1998, respectively.

Noncompete agreements are amortized over the lives of the agreements, which range from two to four years, using the straight-line basis. Accumulated amortization was approximately $4,300 and $3,500 at March 31, 1999 and 1998, respectively.

Financing fees are amortized over the terms of the underlying debt agreements using the straight-line method, which approximates the effective interest rate method. Accumulated amortization at March 31, 1999 and 1998 was approximately $206 and $760, respectively. In July 1998, the Company refinanced its existing lines of credit. Unamortized financing fees of $3,058 that related to the existing lines of credit were charged to operations as an extraordinary item.

2. ACQUISITIONS

During the year ended March 31, 1999, the Company acquired eight businesses that provide office imaging solutions and related services for an aggregate purchase price of approximately $124,800, primarily for cash, including direct costs of acquisitions of approximately $1,000. Liabilities assumed in connection with these acquisitions totaled approximately $14,800. The Company also sold stock at its fair market value of approximately $16,400 in connection with these acquisitions.

Significant acquisitions during the year ended March 31, 1999, include Carr Business Systems (CAR), Capitol Office Solutions, Inc. (COS), Distinctive Business Products, Inc. (DBP) and Dahill Industries, Inc. (DAH).

                                                             [LOGO APPEARS HERE]
                                                    GLOBAL IMAGING SYSTEMS, INC.
--------------------------------------------------------------------------------

The following summarizes these acquisitions:

                    Acquisition      Total Assets   Goodwill
Acquired Company        Date           Acquired     Acquired
------------------------------------------------------------
CAR                 September 1998   $   19,100    $  15,300
COS                 December 1998        60,000       54,100
DBP                 December 1998        21,200       17,200
DAH                 February 1999        28,400       17,100
------------------------------------------------------------
                                     $  128,700    $ 103,700
============================================================

Total assets related to the remaining four acquisitions were approximately $10,900, including goodwill of approximately $6,100.

During the year ended March 31, 1998, the Company acquired 12 businesses that provide office imaging solutions and related services for an aggregate purchase price of approximately $72,300 primarily for cash, including the direct costs of acquisitions of approximately $600. Liabilities assumed in connection with these acquisitions totaled approximately $21,400. The Company also sold stock in connection with these acquisitions. The Class B common stock was valued from $3.30 to $8.20 per share and the Class A common stock from $65.00 to $80.00 per share. Stock valued at approximately $6,100 was sold in connection with these acquisitions. The excess of the fair value of the stock over the sales price was approximately $2,400 and has been considered additional purchase price.

Significant acquisitions during the year ended March 31, 1998, include Electronic Systems, Inc. (ESI), Eastern Copy Products, Inc. (ECP), Electronic Systems of Richmond, Inc. (ESR), and Connecticut Business Systems, Inc. (CBS).

The following summarizes these acquisitions:

                    Acquisition      Total Assets   Goodwill
Acquired Company        Date           Acquired     Acquired
------------------------------------------------------------
ESI                 July 1997        $ 34,700      $  24,800
ECP                 August 1997         9,100          5,300
ESR                 December 1997      15,700          8,600
CBS                 December 1997      12,800          9,300
------------------------------------------------------------
                                     $ 72,300      $  48,000
============================================================

Total assets related to the remaining eight acquisitions were $19,700, including goodwill of approximately $11,300.

During the year ended March 31, 1997, the Company acquired four businesses that provide office imaging solutions and related services for an aggregate purchase price of approximately $17,000 primarily for cash, including the direct costs of acquisitions of approximately $500. The Company assumed approximately $4,100 in liabilities in connection with these acquisitions. The Company also sold stock at its fair market value of approximately $900 in connection with these acquisitions. Total assets related to these four acquisitions were approximately $21,100, including goodwill of approximately $12,000.

All acquisitions have been accounted for as purchases and accordingly are included in the results of operations from their dates of acquisitions. In connection with the allocation of purchase price, there were no significant adjustments to fair value.

notes (continued)

--------------------------------------------------------------------------------

Under the terms of two of its purchase agreements, the Company is committed to make contingent payments ("the Earn-outs") of up to $3,600 to the former owners of the acquired companies on or before June 30, 2002. The contingent payments are based on the future profitability, specifically earnings before interest and taxes, of the acquired companies. The former owners may receive a portion of the Earn-outs equal to $250 for the fiscal year ending March 31, 1999, and $350 for the fiscal years ending March 31, 2000 and 2001. The former owners shall be entitled to receive, on or before June 30, 2002, the balance of the Earn-outs if applicable, minus any portion of the Earn-outs previously paid. The Earn-outs, if paid, will be recorded as goodwill related to the acquired companies. The Company has accrued $250 at March 31, 1999 related to the Earn-outs.

The unaudited pro forma results presented below include the effects of the acquisitions as if they had been consummated at the beginning of the year prior to acquisition. The unaudited proforma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisitions been consummated at the beginning of the year prior to acquisition.

                                                       Unaudited Pro Forma
                                                       Year ended March 31,
--------------------------------------------------------------------------------
                                                   1999        1998      1997
--------------------------------------------------------------------------------
Revenues                                        $  356,526  $ 313,963 $ 196,843
Net income (loss) before extraordinary item         14,756      4,628       (90)
Less extraordinary item                             (1,817)         -         -
--------------------------------------------------------------------------------
Net income (loss)                                   12,939      4,628       (90)
Net income (loss) available to common
     stockholders                                   12,038      1,689    (2,535)
Basic earnings (loss) per share                        .64        .09      (.22)
Diluted earnings (loss) per share                      .63        .09      (.22)

3.   RENTAL EQUIPMENT

The Company's rental equipment consists of the following:

                                               March 31,
-----------------------------------------------------------------
                                           1999        1998
-----------------------------------------------------------------
Rental equipment on operating leases    $  14,204      $  11,594
Less accumulated depreciation              (9,827)        (6,939)
-----------------------------------------------------------------
Rental equipment, net                   $   4,377      $   4,655
=================================================================

4.   PROPERTY AND EQUIPMENT

The Company's property and equipment consists of the following:

                                                               March 31,
-----------------------------------------------------------------------------
                                                           1999        1998
-----------------------------------------------------------------------------
Office furniture, equipment and leasehold improvements   $  9,984    $  6,289
Less accumulated depreciation and amortization             (3,575)     (1,870)
------------------------------------------------------------------------------
Property and equipment, net                              $  6,409    $  4,419
==============================================================================

                                                             [LOGO APPEARS HERE]
                                                    GLOBAL IMAGING SYSTEMS, INC.
--------------------------------------------------------------------------------

5. LONG-TERM DEBT

Long-term debt consists of the following:

                                                        March 31,
-----------------------------------------------------------------------
                                                    1999         1998
-----------------------------------------------------------------------
Term and revolving loans                       $   68,000      $ 97,252
Senior Subordinated Notes, 10 3/4% due 2007       100,000            --
Various notes payable                                 277           233
-----------------------------------------------------------------------
                                                  168,277        97,485
Less current maturities                              (176)         (233)
-----------------------------------------------------------------------
Total                                          $  168,101      $ 97,252
=======================================================================

In June 1998, the Company repaid $31,500 of long-term debt outstanding to Jackson National Life Insurance Company ("JNL"), principally with proceeds from the initial public offering. Recognition of a prepayment penalty of $250 and deferred financing costs of $901 related to the JNL debt repayment resulted in an extraordinary charge of $684 ($.06 per share), net of the related income tax benefit of $467. In July 1998, the Company repaid the remaining $65,800 balance of the JNL loan with proceeds from a replacement credit agreement ("The Credit Agreement") with First Union National Bank ("First Union"). The Company recognized the remaining prorata deferred financing costs of $1,907 from the JNL loan, resulting in an extraordinary charge of $1,133 ($.06 per share), net of the related income tax benefit of $774.

The Credit Agreement with First Union consists of a $5,000 swingline of credit and a $170,000 revolving line of credit. As of March 31, 1999 the Company had no amounts outstanding on the swingline of credit and $68,000 on the revolving line of credit. The Credit Agreement bears interest at rates ranging from 0.75% to 1.5% over LIBOR (6.19% at March 31, 1999) or, at the Company's option, ranging from 0.0% to 0.5% over a base rate related to prime rate, and varies according to the Company's ratio of its total funded debt to earnings before interest, taxes, depreciation, and amortization. Amounts borrowed under the Credit Agreement may be repaid and reborrowed over the life of the Credit Agreement, with a final maturity date of July 31, 2003. The terms of the credit facility require strict compliance with numerous affirmative, negative and financial covenants. Under the Credit Agreement, the Company has pledged substantially all of its assets, including the capital stock of the Company's subsidiaries, to First Union. Amounts borrowed under the Credit Agreement may be used to fund working capital and general corporate purposes, including acquisitions.

In March 1999, the Company issued $100,000 Senior Subordinated Notes ("the Notes") due March 8, 2007. The net proceeds of approximately $96,000 were used to reduce First Union's revolving credit facility. The Notes bear interest at 10.75%, payable semi-annually. The Notes may be redeemed at the option of the Company beginning on February 15, 2003 at the following redemption prices, expressed as percentages of the principal amount:

          Year                    Percentage
          2003                    105.375%
          2004                    102.688%
          2005 and thereafter     100.000%
notes (continued)

--------------------------------------------------------------------------------

At any time on or prior to February 15, 2002, the Company may, at its option, use the net cash proceeds from certain public equity offerings to redeem in the aggregate up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 110.75% of the principal amount, provided that at least 65% of the aggregate principal amount of the Notes originally issued remain outstanding, and the redemption occurs within 60 days after the consummation of the public equity offering. The Notes are guaranteed by all current subsidiaries of the Company, and must be guaranteed by all future subsidiaries of the Company, other than certain future financing subsidiaries, on an unsecured senior subordinated basis. Upon the occurrence of future change of control of the Company, the holders of the Notes have the right to require that the Company purchase all or a portion of the Notes at a price equal to 101% of the principal amount. The covenants of the Notes require strict compliance with certain affirmative, negative and financial covenants.

On May 7, 1999, the Company filed a registration statement with the Securities and Exchange Commission to register its offer to exchange the Notes for exchange notes with identical terms, except the exchange notes will not contain transfer restrictions.

In September 1996, the Company purchased an interest rate cap from a bank on $23,500 of the term loan debt outstanding. In January 1998, the Company purchased an additional rate cap on an additional $26,475 of the term loan. The interest rate caps are for three-year terms and provide for the Company to be reimbursed by the bank if the annual average of the LIBOR rate exceeds 8%. The cost of the interest rate caps ($150) is amortized over the three-year term of the agreement and is included in interest expense.

Aggregate annual maturities of long-term debt at March 31, 1999 are as follows:

               2000         $     176
               2001                34
               2002                32
               2003                35
               2004            68,000
               Thereafter     100,000
                            ---------
               Total        $ 168,277
                            =========

Interest paid was approximately $7,000, $6,000 and $2,700 for the years ended March 31, 1999, 1998 and 1997, respectively.

6. STOCKHOLDERS' EQUITY

During the year ended March 31, 1999, the Company issued stock in connection with business combinations totaling 1,143,797 shares. The Company received 1,595 shares in settlement of an escrow claim in January 1999.

Under the terms of the Senior Subordinated Notes, the Company is restricted from paying any cash dividends.

                                                             [LOGO APPEARS HERE]
                                                    GLOBAL IMAGING SYSTEMS, INC.
--------------------------------------------------------------------------------

Effective May 28, 1998, the Board of Directors approved a change in the Company's capital stock structure, authorizing 10,000,000 shares of $.01 par value preferred stock, 50,000,000 shares of $.01 par value Class B common stock and 905,000 shares of $.01 par value Class C common stock. The Board also authorized a 132-for-1 stock split for holders of its Class B and Class C common stock; provided for the automatic conversion into one share of Class B common stock of each share of its Class C common stock upon the consummation of the initial public offering; the retirement of each share of Class A common stock for $90 plus 8% per annum from the time of its purchase through May 31, 1998 and approximately 3.41 shares of Class B common stock upon the consummation of the initial public offering; and reclassified its Class B common stock (Common Stock).

In June 1998, the Company sold 6,000,000 shares of the Company's Common Stock, par value $.01, in an initial public offering. The aggregate offering price of the 6,000,000 shares was $72,000. After deducting expenses, the Company received $64,400 in proceeds from the initial public offering. Of the approximately $64,400 in net proceeds to the Company, approximately $28,800 was used to repay amounts due Jackson National Life Insurance Company. The remaining approximately $35,600 in proceeds was used to pay the cash portion of the redemption price of the Company's Class A common stock, redeemed upon the closing of the initial public offering.

In fiscal 1997, the Company sold 633,933 shares of Class C common stock and 37,083 shares of Class A common stock at their fair value for an aggregate amount of $2,500 to its lender. During the year ended March 31, 1998, the Company sold 270,319 shares of Class C common stock and 11,136 shares of Class A common stock in connection with certain antidilution provisions. Of such shares of Class C common stock, 260,600 shares were sold at the same per share price as the fiscal 1997 shares were sold to the Company's lender, and 9,656 shares were sold at a par share price of $.07, resulting in aggregate proceeds of $1,030 to the Company. Upon consummation of the Company's initial public offering, each share of Class C common stock converted into a share of common stock, and each share of Class A common stock converted into approximately 3.41 shares of common stock and $90 plus a cash yield equal to 8% per annum from the time of purchase through May 31, 1998. Additionally, in 1997, the Company paid a financing fee of 2% to the lender to increase the JNL loan by $40,000 to $120,000.

7. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of stock options or the conversion of securities into stock.

The following table reconciles the numerators and denominators of the basic and diluted EPS computations:

                                                                      Year ended March 31,
================================================================================================
                                                                 1999          1998       1997
------------------------------------------------------------------------------------------------
Numerator:
   Income before extraordinary item                            $  13,101     $  4,453   $  1,123
   Extraordinary charge for early retirement
     of debt, net of tax benefit of $1,241                        (1,817)          --         --
------------------------------------------------------------------------------------------------
   Net income                                                     11,284        4,453      1,123
   Yield adjustment on Class A common
     stock and accretions                                           (901)      (2,442)    (1,402)
------------------------------------------------------------------------------------------------
   Numerator for basic/diluted earnings per share -
     net income (loss) available to common stockholders        $  10,383     $  2,011   $   (279)
================================================================================================

notes (continued)

--------------------------------------------------------------------------------

                                                      Year ended March 31,
------------------------------------------------------------------------------
                                                   1999       1998       1997
------------------------------------------------------------------------------
  Denominator:
   Denominator for basic earnings per share:      16,478      9,805      8,729
   Effect of dilutive securities:
    Contingent stock-redemption of A shares
     in June 1998                                     88          -          -
    Employee stock options                           245          -          -
------------------------------------------------------------------------------
   Dilutive potential common shares                  333          -          -
------------------------------------------------------------------------------
   Denominator for diluted earnings per share     16,811      9,805      8,729
==============================================================================


8. INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision are as follows:

                          Year ended March 31,
---------------------------------------------------
                      1999        1998        1997
---------------------------------------------------
Current:
   Federal          $ 8,420     $  2,807   $  1,160
   State              1,451          863        375
---------------------------------------------------
                      9,871        3,670      1,535

Deferred:
   Federal              454          213       (449)
   State                 65           65        (79)
---------------------------------------------------
                        519          278       (528)
---------------------------------------------------
                    $10,390     $  3,948   $  1,007
===================================================

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate are as follows:

                                              March 31,
-------------------------------------------------------------
                                       1999     1998    1997
-------------------------------------------------------------
Tax at U.S. statutory rate (35%)     $ 8,222  $ 2,856  $  724
State taxes, net of federal benefit    1,322      616     187
Goodwill amortization                    529      289     216
Valuation allowance                        -        -    (175)
Other permanent differences              317      187      55
-------------------------------------------------------------
                                     $10,390  $ 3,948  $1,007
=============================================================

                                                             [LOGO APPEARS HERE]
                                                    GLOBAL IMAGING SYSTEMS, INC.
--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                            March 31,
-------------------------------------------------------------
                                         1999       1998
-------------------------------------------------------------
Deferred tax assets:
 Noncompete agreements                $  1,271   $  1,091
 Inventory related                       1,529        688
 Various accrued expenses                  524        239
 Deferred revenue                          213        403
 Depreciation                              260        199
 Accounts receivable related               325        213
 Other items                               126         --
-------------------------------------------------------------
Gross deferred tax asset                 4,248      2,833
Deferred tax liabilities:
 Goodwill                                1,799        654
 Other items                                --         65
-------------------------------------------------------------
Net deferred tax asset                $  2,449   $  2,114
-------------------------------------------------------------
Classified as follows:
 Current asset                           2,591      1,543
 Noncurrent asset                           --        571
 Noncurrent liability                     (142)        --
-------------------------------------------------------------
                                      $  2,449   $  2,114
=============================================================

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. A portion of the reduction of the valuation allowance during the year ended March 31, 1997 was credited to goodwill since it related to basis differences from previous business combinations not previously recognized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is not necessary as of March 31, 1999. Cash paid for income taxes was $6,948, $3,468 and $1,581 for the years ended March 31, 1999, 1998 and 1997, respectively.

9. EMPLOYEE BENEFIT PLANS

The majority of the employees of the Company are eligible to participate in defined contribution plans (the Plans) established under Section 401(k) of the U.S. Internal Revenue Code. Employees are generally eligible to contribute voluntarily to the Plans after one year of service. The Company may contribute a discretionary amount of the employee contribution up to specified limits.

Employees are always vested in their contributed balance and generally become fully vested in the Company's contributions after seven years of service. The expense related to the Company's contributions to the Plans for the years ended March 31, 1999, 1998 and 1997 was approximately $1,117, $519 and $302, respectively.

10. STOCK OPTION PLAN

In 1998, the Board of Directors adopted a stock option plan and approved a number of stock option grants to be effective upon the closing of the initial public offering. Under the terms of the stock option plan, 1,820,000 shares of the Company's common stock may be sold pur-notes (continued)

--------------------------------------------------------------------------------

suant to stock options or granted or sold as restricted stock to directors, officers, employees, and consultants to the Company. As of March 31, 1999 the Board had granted options to purchase a total of 549,750 shares of common stock of the Company under the stock option plan and an option to purchase 10,000 shares of common stock of the Company outside of the stock option plan. These options have an exercise price of $12 per share, except for 30,000 shares with an exercise price of $12.875. All of these options are subject to vesting requirements based on length of service.

The following table summarizes the stock option activity for the year ended March 31, 1999:

                                                Number of         Per Share
                                                  Shares         Option Price
--------------------------------------------------------------------------------
Outstanding at March 31, 1998                       -                   -
Granted                                          559,750         $12.00 - 12.88
Exercised                                           -                   -
Canceled                                         (33,650)        $12.00 - 12.00
--------------------------------------------------------------------------------
Outstanding at March 31, 1999                    526,100         $12.00 - 12.88
================================================================================
Exercisable at March 31, 1999                      1,000         $12.00 - 12.00
================================================================================

Pro forma information regarding net income and earnings per share is required by SFAS 123, "Accounting for Stock-Based Compensation", which also requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                                  1999
----------------------------------------------------------------------------------------
Risk-free interest rate                                                            5.0%
Volatility factor of the expected market price of the Company's common stock      75.0%
Dividend yield                                                                      -
Weighted average expected life of options (in years)                               5.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information is as follows:

                                                                         1999
--------------------------------------------------------------------------------
Pro forma net income available to common stockholders                  $9,925
Pro forma earnings per share:
     Basic                                                               0.60
     Diluted                                                             0.59

                                                             [LOGO APPEARS HERE]
                                                    GLOBAL IMAGING SYSTEMS, INC.

The following table summarizes the weighted average exercise prices of option activity for the year ended:

                                                                 1999
------------------------------------------------------------------------
Balance at beginning of period                                   $   -
Granted                                                           12.05
Exercised                                                            -
Canceled                                                          12.00
Balance at end of period                                          12.05

As of March 31, 1999, the weighted average exercise price of exercisable options was $12.00. Outstanding options as of March 31, 1999 had a weighted average remaining contractual life of 9.2 years. The per share weighted average fair value of options granted during the year ended March 31, 1999 was $8.19.

11. LEASES

The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Certain of the leases for its office facilities are with various employee stockholders. Future noncancelable lease commitments as of March 31, 1999 are as follows:

                           Related-Party      Other
                               Leases        Leases         Total
------------------------------------------------------------------
2000                        $  1,254        $  3,125     $  4,379
2001                           1,165           2,878        4,043
2002                           1,011           2,184        3,195
2003                             739           1,707        2,446
2004                             606           1,271        1,877
Thereafter                        -            1,216        1,216
------------------------------------------------------------------
Total                       $  4,775        $ 12,381     $ 17,156
==================================================================

Rental expense related to the above leases was as follows:

                                  Related-Party         Other
                                  Lease Expense         Leases      Total
--------------------------------------------------------------------------
Year ended March 31, 1999             $ 1,042         $ 2,487     $ 3,529
Year ended March 31, 1998                 862           1,236       2,098
Year ended March 31, 1997                 530             262         792

12. RELATED-PARTY TRANSACTIONS

During 1994, the Company entered into a seven-year consulting agreement with its majority stockholder, Golder, Thoma, Cressey, Rauner, Inc. ("the Majority Stockholder"). Under the terms of this agreement, the Company was obligated to pay the Majority Stockholder an annual management fee of $200. The Company was also obligated to pay a 1% placement fee to the Majority Stockholder for all debt and equity raised by the Company during the term of the agreement. The agreement terminated upon the closing of the initial public offering ("IPO") of the Company's common stock in June 1998.

The Majority Stockholder agreed to waive their 1% placement fee related to debt refinancing completed in August 1996, because the majority of the work to obtain the financing was performed by another related party, Green, Manning & Bunch, which charged a 1% fee.

Golder, Thoma, Cressey, Rauner, Inc. management fees were waived in 1999 due to the completion of the IPO in June, 1998. In connection with the aforementioned agreements, the notes (continued)

-------------------------------------------------------------------------------

Company incurred management fees and placement fees. The following shows the fees paid in each period:

                                                  Year ended March 31,
-------------------------------------------------------------------------------
                                             1999          1998          1997
-------------------------------------------------------------------------------
Management fees                           $     -      $    200    $      200
Placement fees                                  -           800             -

The Company entered into a consulting agreement with Capitol Office Solutions ("Capitol") in July 1997, whereby the Company provided certain human resources, administration, financial, accounting, and consulting services to Capitol for an annual fee of $150. Additionally, the Company received a one-time fee of $270 from Capitol related to assisting Capitol in obtaining financing. The consulting agreement ended in November 1998 with the purchase of Capitol in December 1998. The majority stockholders of the Company also owned the majority of the outstanding stock of Capitol.

Related party notes receivable at March 31, 1998 primarily related to amounts loaned to officers of the Company to purchase stock in Capitol. These notes, which bore interest of 8% per annum, were due and payable, with interest, on June 30, 2000, and were collateralized by the shares purchased with the proceeds of the notes. The notes were paid off in December 1998, concurrently with the purchase of Capitol by the Company.

13. SEGMENTS

In fiscal 1999, the Company adopted the provisions of Statement of Financial Accounting Standards 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131). This statement establishes new standards for reporting information about operating segments and related disclosures.

As an integrated office imaging solutions provider, the Company is organized into 12 geographical operating segments (core dealers). These individual segments have been aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the core dealers and the common nature of the products and services, classes of customers and distribution channels.

The revenues of these aggregated segments are derived from the two principal categories of revenues as reported in the Company's consolidated statements of operations. Substantially all of the Company's revenue is attributable to customers in the United States. Additionally, all of the Company's assets are located in the United States.

14. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The Company has issued $100,000 of 10-3/4% Senior Subordinated Notes (the Notes), that are fully and unconditionally guaranteed on a joint and several basis by all the Company's existing subsidiaries (the Guarantors), each of which is wholly owned, directly or indirectly, by the Company. All of the operations of the Company are conducted by the Guarantors and the Company has no operations or assets separate from its investment in its subsidiaries. The aggregate assets, liabilities, earnings and equity of the Guarantors are substantially equivalent to the aggregate assets, liabilities, earnings and equity of the Company, on a consolidated basis. Therefore, separate financial statements of the Guarantors have not been presented. Separate financial statements and other disclosures concerning the Guarantors and the Parent are not present because management believes that such information would not be material to investors.

                                                             [LOGO APPEARS HERE]
                                                    GLOBAL IMAGING SYSTEMS, INC.
--------------------------------------------------------------------------------

15. SUBSEQUENT EVENT (Unaudited)

The Company has signed a commitment letter with First Union for a $250,000 credit facility. The letter was signed in April 1999. The new credit facility is expected to replace the current senior credit facility and is expected to consist of a $150,000 five-year senior secured revolving line of credit, a $25,000 five-year senior term loan, and a $75,000 seven-year senior term loan. The new revolving credit line of the senior credit facility is expected to bear interest at rates ranging from a 2.00% to 3.00% over LIBOR or from .75% to 1.75% over a base rate related to prime rate, and will vary according to Global's ratio of its total funded debt to earnings before interest, taxes, depreciation and amortization. The term loans are expected to bear interest at a rate 3.25% over LIBOR or 2.00% over a base rate related to prime rate. The terms of the new senior credit facility are expected to require strict compliance with numerous affirmative, negative and financial covenants.

Amounts borrowed under the senior credit facility may be used to fund working capital and general corporate purposes, including acquisitions, subject to First Union's approval in the case of certain acquisitions.

In March 1999, the Company signed a non-binding letter of intent to acquire a company with total annual revenues of approximately $70 million. If acquired, the company will serve as a core company for the Company in the Front Range of the Rocky Mountains.

--------------------------------------------------------------------------------
report of independent auditors

Board of Directors
Global Imaging Systems, Inc.

We have audited the accompanying consolidated balance sheets of Global Imaging Systems, Inc. as of March 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Imaging Systems, Inc. at March 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

Tampa, Florida                               /s/ Ernst & Young LLP
May 12, 1999
quarterly
financial                                                    [LOGO APPEARS HERE]
data                                                GLOBAL IMAGING SYSTEMS, INC.
--------------------------------------------------------------------------------

                                          FOR THE YEARS ENDED MARCH 31, 1999 AND 1998
                                                     Net Inc.     Diluted
                                                      Before      Earnings                                Dividends
                          Net          Gross         Extraord.      Per          Stock Price (1)           Paid Per
                        Revenues       Margin          Item        Share       High           Low          Share(2)
     -----------------------------------------------------------------------------------------------------------------
     1999
     First quarter     $   58,202     $  20,309     $   2,088     $  .04     $  15.250     $  11.250     $       -
     Second quarter        67,006        21,535         2,837        .10        17.438         9.688             -
     Third quarter         75,653        26,097         3,829        .21        26.250         6.875             -
     Fourth quarter        87,334        31,737         4,347        .23        24.875        10.750             -
     -----------------------------------------------------------------------------------------------------------------
     Year              $  288,195     $  99,678     $  13,101     $  .62     $  26.250     $   6.875     $       -
     =================================================================================================================
     1998
     First quarter     $   21,912     $   8,335     $     671     $  .03     $       -     $       -     $       -
     Second quarter        41,403        13,824         1,005        .06             -             -             -
     Third quarter         46,715        15,891         1,113        .06             -             -             -
     Fourth quarter        54,345        18,759         1,664        .06             -             -             -
     -----------------------------------------------------------------------------------------------------------------
     Year              $  164,375     $  56,809     $   4,453     $  .21     $       -     $       -     $       -
     =================================================================================================================

     (1) Global Imaging Systems, Inc. common stock is traded on the Nasdaq National Market under the symbol "GISX". Because Global's initial public offering occurred in June 1998, no stock prices are presented for prior periods. Stock quotations were obtained from the National Association of Securities Dealers. On June 17, 1999, Global had 144 stockholders of record plus approximately 4,300 beneficial owners holding Global common stock in broker name.
     (2) Global is prohibited from paying cash dividends under the terms of the agreement governing its senior credit facility and the indenture governing its 10-3/4% Senior Subordinated Notes due 2007.