Form 10-K, Exhibit 13
period 2000-03-31
GLOBAL IMAGING SYSTEMS INC
filed 2000-06-26
CIK 1050167

EXHIBIT-13.1
                                     EXCERPTS FROM ANNUAL REPORT TO STOCKHOLDERS
selected
financial
data
--------------------------------------------------------------------------------

The selected financial data as of and for the indicated periods ended March 31, 1996 through March 31, 2000 are derived from our audited consolidated financial statements. Since the information presented below is only a summary and does not provide all of the information in our financial statements, including the related notes, you should read "management's discussion and analysis" and our financial statements.

                                                                       Fiscal Year Ended March 31,
                                                       ----------- ------------ ----------- ----------- -----------
                                                          2000        1999         1998        1997        1996
------------------------------------------------------ ----------- ------------ ----------- ----------- -----------
(In thousands, except share and per share data)
------------------------------------------------------ ----------- ------------ ----------- ----------- -----------

Statement of Operations Data:
Revenues:
    Equipment and supplies sales                        $355,852    $219,459     $121,316    $ 41,200    $ 20,561
    Service and rentals                                  117,824      69,542       43,059      22,893      16,405
------------------------------------------------------ ----------- ------------ ----------- ----------- -----------
Total revenues                                           473,676     289,001      164,375      64,093      36,966
Costs and operating expenses:
    Cost of equipment and supplies sales                 241,837     154,083       85,972      27,087      13,456
    Service and rental costs                              59,439      34,434       21,594      11,467       8,303
    Selling, general, and administrative expenses        113,612      63,939       38,619      18,280      11,687
    Intangible asset amortization                          8,183       4,627        3,076       1,939       1,396
------------------------------------------------------ ----------- ------------ ----------- ----------- -----------
Total costs and operating expenses                       423,071     257,083      149,261      58,773      34,842
------------------------------------------------------ ----------- ------------ ----------- ----------- -----------
Income from operations                                    50,605      31,918       15,114       5,320       2,124
Interest expense                                          22,171       8,427        6,713       3,190       2,041
------------------------------------------------------ ----------- ------------ ----------- ----------- -----------
Income before income taxes and extra-
    ordinary charge                                       28,434      23,491        8,401       2,130          83
Income taxes                                              12,729      10,390        3,948       1,007         275
------------------------------------------------------ ----------- ------------ ----------- ----------- -----------
Income (loss) before extraordinary charge                 15,705      13,101        4,453       1,123        (192)
Extraordinary charge for early retirement of debt           (654)     (1,817)           -           -           -
------------------------------------------------------ ----------- ------------ ----------- ----------- -----------
Net income (loss)                                         15,051      11,284        4,453       1,123        (192)
Yield adjustment on Class A common stock(1)                    -        (901)      (2,442)     (1,402)     (1,023)
------------------------------------------------------ ----------- ------------ ----------- ----------- -----------
Net income (loss) available to holders of
    common stock                                       $  15,051   $  10,383    $   2,011   $    (279)  $  (1,215)
====================================================== =========== ============ =========== =========== ===========
Basic earnings (loss) per share                        $     .79   $     .63    $     .21        (.03)  $    (.15)
====================================================== =========== ============ =========== =========== ===========
Diluted earnings (loss) per share                      $     .78   $     .62    $     .21   $    (.03)  $    (.15)
====================================================== =========== ============ =========== =========== ===========
Basic weighted average shares outstanding(2)              19,031      16,478        9,805       8,729       8,018
====================================================== =========== ============ =========== =========== ===========
Diluted weighted average shares outstanding(2)            19,176      16,811        9,805       8,729       8,018
====================================================== =========== ============ =========== =========== ===========
Cash dividends per common share                                -           -            -           -           -
====================================================== =========== ============ =========== =========== ===========

Balance Sheet Data (at period end):
Working capital                                        $  67,317   $  44,969    $  24,255   $   9,655   $   5,038
Total assets                                             433,565     310,419      164,342      68,990      43,675
Total debt                                               247,722     168,277       97,485      36,873      21,831
Total stockholders' equity                               117,613      94,899       38,248      19,796      15,232

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

management's discussion
and analysis of financial
condition and results of operations
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)

The following discussion and analysis should be read in conjunction with the accompanying financial statements and related notes included elsewhere in this annual report. Much of the discussion in this section involves forward-looking information. Global's actual results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause Global's results to differ from these statements are described in the "Risk Factors" section.

Overview

Global was founded in June 1994 with the goal of becoming a leading consolidator in the highly fragmented office imaging solutions industry. Global is a rapidly growing provider of a number of office imaging solutions. This includes the sale and service of automated office equipment such as copiers, facsimile machines, printers and duplicators, network integration services, electronic presentation equipment and document imaging management systems ("DIM systems"). From its founding through March 31, 2000, Global has acquired 13 core companies in the United States, two stand-alone companies, and 26 additional satellite companies that have been integrated into the core companies. The first acquisition was completed in August 1994. Management believes that the businesses that have been acquired by Global and other businesses that Global plans to acquire will benefit from various Global programs and operating strategies. These benefits include increased operating efficiencies, the support of experienced and professional senior management, expansion of the types of office imaging products and services offered, increased access to capital, and increased emphasis on financial management.

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

Gross profit as a percentage of revenues varies from period to period depending on a number of variables. Those variables include the mix of revenues from equipment, supplies, service and rentals; the mix of revenues among the markets served by Global; and the mix of revenues of the businesses acquired. As Global acquires businesses, the percentage of its revenues that come from sales of equipment and supplies, as opposed to service and rentals, fluctuates depending on whether the businesses acquired are automated office equipment dealers or are network integrators or electronic presentation systems or DIM systems dealers. Automated office equipment dealers typically derive a higher percentage of their revenues from service and rentals, and a lower percentage from sales of equipment and supplies, than do network integrators, electronic presentation or DIM systems dealers. Generally, sales of equipment and supplies have lower gross profit margins than sales of service and rentals. In addition, equipment sales in the automated office equipment market generally have higher gross profit margins than equipment sales in the network integration, electronic presentation systems or DIM systems markets, as these markets are growing faster than the automated office equipment market. Therefore, over time a larger percentage of Global's revenues and gross profits may be derived from sales that have lower gross profit margins than Global's current gross profit margins.

Cost of goods sold consists primarily of the cost of new equipment, cost of supplies and parts, labor costs to provide services, rental equipment depreciation and other direct operating costs. Global depreciates its rental equipment primarily over a three-year period on a straight-line basis.

Management's discussion and analysis
--------------------------------------------------------------------------------

Results of Operations

The following table sets forth, for the periods indicated, information derived from the consolidated statements of operations of Global expressed as a percentage of total revenues.

                                                                                Fiscal Year Ended
                                                                                    March 31,
                                                                  --------------- --------------- ---------------
                                                                       2000            1999            1998
                                                                  --------------- --------------- ---------------
Revenues:
    Equipment and supplies sales                                       75.1%           75.9%           73.8%
    Service and rentals                                                24.9            24.1            26.2
                                                                  --------------- --------------- ---------------
Total revenues                                                        100.0           100.0           100.0
Cost of goods sold                                                     63.6            65.2            65.4
                                                                  --------------- --------------- ---------------
Gross profit                                                           36.4            34.8            34.6
Selling, general, and administrative
    expenses                                                           24.0            22.2            23.5
Intangible asset amortization                                           1.7             1.6             1.9
                                                                  --------------- --------------- ---------------
Income from operations                                                 10.7            11.0             9.2
Interest expense                                                        4.7             2.9             4.1
                                                                  --------------- --------------- ---------------
Income before income taxes and extraordinary charge                     6.0             8.1             5.1
Income taxes                                                            2.7             3.6             2.4
                                                                  --------------- --------------- ---------------
Income before extraordinary charge                                      3.3             4.5             2.7
Extraordinary charge for early retirement of debt                       (.1)            (.6)            -
                                                                  --------------- --------------- ---------------
Net income                                                              3.2%            3.9%            2.7%
                                                                  =============== =============== ===============

Fiscal Year Ended March 31, 2000 Compared to Fiscal Year Ended March 31, 1999

Revenues

Total revenues for the fiscal year ended March 31, 2000, were $473,676, an increase of 63.9% over the same period in 1999. The majority of the revenue growth was due to the acquisition of businesses during 2000 and 1999, with the remainder coming from internal growth.

Sales of equipment and supplies increased to $355,852 in fiscal year 2000, an increase of 62.1% over 1999. This represented 75.1% of total revenues compared to 75.9% for the prior year. Throughout 2000, Global acquired businesses that added proportionately more service and rentals than Global had in its existing businesses. In 1999, Global acquired businesses that added proportionately more equipment sales than Global had in its existing businesses.

Service and rental revenues for the fiscal year ended March 31, 2000 increased to $117,824, an increase of 69.4% from the same period the prior year. This represented 24.9% of total revenues for the fiscal year ended 2000 compared to 24.1% for the same period in 1999.

Gross Profit

Gross profit of $172,400 for the fiscal year ended March 31, 2000 reflected a 71.6% increase over the same period in 1999. Expressed as a percent of total revenue, gross profit was 36.4% for fiscal year 2000 compared to 34.8% for fiscal year 1999. Office equipment dealers typically derive a higher percentage of total revenues from service and rentals, while network integration and electronic presentation systems and DIM systems dealers derive a higher percentage of total revenues from sales of equipment and supplies. The automated office equipment component of sales of the businesses acquired in 2000 and 1999 had higher equipment and supplies gross margins than Global's existing businesses. Combined service and rental gross profit margins were 49.6% for the fiscal year ended March 31, 2000 and 50.5% for the fiscal year ended March 31, 1999.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 77.7% to $113,612 for the fiscal year ended March 31, 2000. This amount was 24.0% of total revenues compared to 22.2% of total revenues for the same period in 1999. These expenses increased principally due to the acquisitions Global made in 2000 and 1999. Office equipment dealers typically incur higher SG&A expenses as a percentage of revenue, while network integration and electronic presentation systems and DIM systems dealers incur a lower level of SG&A as a percentage of revenue. The increase in expense as a percentage of revenues was the result of acquiring a higher mix of office equipment dealers businesses than in the previous year's mix and an increase in legal and health insurance expenses.

Intangible Asset Amortization

Intangible asset amortization was $8,183 for the fiscal year ended March 31, 2000 compared to $4,627 for the prior fiscal year. Intangible asset amortization includes the amortization of goodwill and noncompete agreements from acquisitions.

Income From Operations

Income from operations was $50,605, or 10.7% of total revenues for the fiscal year ended March 31, 2000, which was a 58.5% increase over the same period in 1999.

Interest Expense

Interest expense was $22,171 for the fiscal year ended March 31, 2000, an increase of 163.1% from the same period in 1999. The increase was primarily due to the increase in Global's borrowings and higher borrowing rates. The proceeds from the additional borrowings were used to fund the cost of the businesses acquired in 2000 and 1999. Interest expense includes the amortization of financing fees incurred in connection with Global's current credit facilities with First Union and the senior subordinated notes and the prior credit facilities with First Union and Jackson National Life Insurance Company.

Income Taxes

The provision for income taxes was $12,729 for the fiscal year ended March 31, 2000 compared to $10,390 for the same period in 1999. The increase in income taxes was primarily due to increased pre-tax income because of businesses Global acquired during 2000 and 1999. The effective income tax rate increased from 44.2% for the fiscal year ended March 31, 1999 to 44.8% for the same period in 2000. The effective income tax rates for 2000 and 1999 were higher than the federal statutory rate of 35.0%, plus state and local taxes, primarily due to non-deductible goodwill amortization relating to the businesses acquired.

Fiscal Year Ended March 31, 1999 Compared to Fiscal Year Ended March 31, 1998

Revenues

Total revenues for the fiscal year ended March 31, 1999, were $289,001, an increase of 75.8% over the same period in 1998. The majority of the revenue growth was due to the acquisition of businesses during 1999 and 1998, with the remainder coming from internal growth.

Sales of equipment and supplies increased to $219,459 in fiscal year 1999, an increase of 80.9% over 1998. This represented 75.9% of total revenues compared to 73.8% for the prior year. Throughout 1999 and 1998, Global acquired businesses that added proportionately more equipment sales than Global had in its existing businesses.

Service and rental revenues for the fiscal year ended March 31, 1999 increased to $69,542, an increase of 61.5% from the same period the prior year. This represented 24.1% of total revenues for the fiscal year ended 1999 compared to 26.2% for the same period in 1998.

Gross Profit

Gross profit of $100,484 for the fiscal year ended March 31, 1999 reflected a 76.9% increase over the same period in 1998. Expressed as a percent of total revenue, gross profit was 34.8% for fiscal year 1999 compared to 34.6% for fiscal year 1998. Office equipment dealers typically derive a higher percentage of total revenues from service and rentals, while network integration and electronic presentation systems and DIM systems dealers derive a higher percentage of total revenues from sales of equipment and supplies. The equipment component of sales of the businesses acquired in 1999 and 1998 accounted for a larger portion of total revenues than Global's existing businesses. Sales of equipment and supplies generally generate lower gross profit margins than service and rental revenues. Combined service and rental gross profit margins were 50.5% for the fiscal year ended March 31, 1999 and 49.9% for the fiscal year ended March 31, 1998.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 65.6% to $63,939 for the fiscal year ended March 31, 1999. This amount was 22.2% of total revenues compared to 23.5% of total revenues for the same period in 1998. These expenses increased principally due to the acquisitions Global made in 1999 and 1998. The decline in expenses as a percentage of revenues was the result of the acquisition of profitable businesses, the change in the composition of Global's businesses, and revenues increasing by 75.8% without a proportionate increase in selling, general, and administrative expenses.

Intangible Asset Amortization

Intangible asset amortization was $4,627 for the fiscal year ended March 31, 1999 compared to $3,076 for the prior fiscal year. Intangible asset amortization includes the amortization of goodwill and noncompete agreements from acquisitions.

Income From Operations

Income from operations was $31,918, or 11.0% of total revenues for the fiscal year ended March 31, 1999, which was a 111.2% increase over the same period in 1998.

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

Income Taxes

The provision for income taxes was $10,390 for the fiscal year ended March 31, 1999 compared to $3,948 for the same period in 1998. The increase in income taxes was primarily due to increased pre-tax income because of businesses Global acquired during 1999 and 1998. The effective income tax rate decreased from 47.0% for the fiscal year ended March 31, 1998 to 44.2% for the same period in 1999. The effective income tax rate for 1999 and 1998 was higher than the federal statutory rates of 35.0% and 34.0%, respectively, plus state and local taxes, primarily due to non-deductible goodwill amortization relating to the businesses acquired.

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

                                                                               Quarter Ended
---------------------------------------------------- ----------- ---------- ----------- ---------- ---------- ----------
                                                      Mar. 31,   Dec. 31,   Sept. 30,   June 30,   Mar. 31,   Dec. 31,
                                                        2000       1999        1999       1999       1999       1998
---------------------------------------------------- ----------- ---------- ----------- ---------- ---------- ----------
Revenues:
    Equipment and supplies sales                     $ 99,347    $ 89,692   $ 91,281    $ 75,532   $ 65,743   $ 58,268
    Service and rentals                                32,475      30,615     29,742      24,992     22,001     17,625
---------------------------------------------------- ----------- ---------- ----------- ---------- ---------- ----------
Total revenues                                        131,822     120,307    121,023     100,524     87,744     75,893
Costs and operating expenses:
    Cost of equipment and supplies sales               66,324      60,432     63,509      51,572     44,658     40,616
    Service and rental costs                           16,777      15,942     14,446      12,274     10,939      8,940
    Selling, general, and administrative expenses      33,614      29,613     26,982      23,403     19,882     16,608
    Intangible asset amortization                       2,334       2,125      1,980       1,744      1,588      1,195
---------------------------------------------------- ----------- ---------- ----------- ---------- ---------- ----------
Total costs and operating expenses                    119,049     108,112    106,917      88,993     77,067     67,359
---------------------------------------------------- ----------- ---------- ----------- ---------- ---------- ----------
Income from operations                                 12,773      12,195     14,106      11,531     10,677      8,534
Interest expense                                        6,440       5,971      5,517       4,243      2,984      1,757
---------------------------------------------------- ----------- ---------- ----------- ---------- ---------- ----------
Income before income taxes and extra-
    ordinary item                                       6,333       6,224      8,589       7,288      7,693      6,777
Income taxes                                            2,929       2,800      3,800       3,200      3,346      2,948
---------------------------------------------------- ----------- ---------- ----------- ---------- ---------- ----------
Income before extraordinary charge                      3,404       3,424      4,789       4,088      4,347      3,829
Extraordinary charge for early retirement of debt           -           -          -        (654)         -          -
---------------------------------------------------- ----------- ---------- ----------- ---------- ---------- ----------
Net income                                           $  3,404    $  3,424   $  4,789    $  3,434   $  4,347   $  3,829
==================================================== =========== ========== =========== ========== ========== ==========
Basic earnings per share                             $   0.18    $   0.18   $   0.25    $   0.18   $   0.23   $   0.21
==================================================== =========== ========== =========== ========== ========== ==========
Diluted earnings per share                           $   0.18    $   0.18   $   0.25    $   0.18   $   0.23   $   0.21
==================================================== =========== ========== =========== ========== ========== ==========
Basic weighted average number of shares                19,223      19,133     19,022      18,745     18,682     18,054
==================================================== =========== ========== =========== ========== ========== ==========
Diluted weighted average number shares                 19,223      19,240     19,329      18,911     18,851     18,176
==================================================== =========== ========== =========== ========== ========== ==========

The following table sets forth selected consolidated financial information as a percentage of total revenues for each of Global's last six fiscal quarters.

                                                                               Quarter Ended
---------------------------------------------------- ----------- ---------- ---------- ----------- ---------- -----------
                                                      Mar. 31,   Dec. 31,   Sept. 30,   June 30,   Mar. 31,    Dec. 31,
                                                        2000       1999       1999        1999       1999        1998
---------------------------------------------------- ----------- ---------- ---------- ----------- ---------- -----------
Revenues:
    Equipment and supplies sales                        75.4%       74.6%      75.4%      75.1%       74.9%      76.8%
    Service and rentals                                 24.6        25.4       24.6       24.9        25.1       23.2
---------------------------------------------------- ----------- ---------- ---------- ----------- ---------- -----------
Total revenues                                         100.0       100.0      100.0      100.0       100.0      100.0
==================================================== =========== ========== ========== =========== ========== ===========
Costs and operating expenses:
    Cost of equipment and supplies sales                50.3        50.2       52.5       51.3        50.9       53.5
    Service and rental costs                            12.7        13.3       11.9       12.2        12.4       11.8
    Selling, general, and administrative expenses       25.5        24.6       22.3       23.3        22.7       21.9
    Intangible asset amortization                        1.8         1.8        1.6        1.7         1.8        1.6
---------------------------------------------------- ----------- ---------- ---------- ----------- ---------- -----------
Total costs and operating expenses                      90.3        89.9       88.3       88.5        87.8       88.8
---------------------------------------------------- ----------- ---------- ---------- ----------- ---------- -----------
Income from operations                                   9.7        10.1       11.7       11.5        12.2       11.2
Interest expense                                         4.9         4.9        4.6        4.2         3.4        2.3
---------------------------------------------------- ----------- ---------- ---------- ----------- ---------- -----------
Income before income taxes and extra-
    ordinary item                                        4.8         5.2        7.1        7.3         8.8        8.9
Income taxes                                             2.2         2.4        3.1        3.2         3.8        3.9
---------------------------------------------------- ----------- ---------- ---------- ----------- ---------- -----------
Income before extraordinary charge                       2.6         2.8        4.0        4.1         5.0        5.0
Extraordinary charge for early retirement of debt        -           -          -          (.7)        -          -
---------------------------------------------------- ----------- ---------- ---------- ----------- ---------- -----------
Net income                                               2.6%        2.8%       4.0%       3.4%        5.0%       5.0%
==================================================== =========== ========== ========== =========== ========== ===========

Liquidity and Capital Resources

Historically, Global has financed its operations primarily through internal cash flow, sales of stock and bank financing, including the financing facilities described below. These sources of funds have been used to fund Global's growth both internally and through acquisitions. Global is pursuing an acquisition strategy and expects to acquire more businesses. As Global continues to acquire more businesses, it is likely that Global will incur additional debt and seek additional equity capital.

On March 31, 2000, the board of directors authorized the Company to repurchase up to $10,000 of the Company's common stock. The Company expects to fund the stock repurchase and the aquisition program with cash flow from operations and the senior credit facility. As of March 31, 2000, Global had $100,000 in debt availabilty under the senior credit facility.

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

In June 1999, the Company repaid the balance of $62,000 due under a loan from First Union with proceeds from a replacement credit agreement. The new credit agreement is with a syndicate of banks and financial institutions with

First Union serving as Administrative Agent (the "Credit Agreement"). The Company's new Credit Agreement consists of a $150,000 five-year senior secured revolving line of credit, a $25,000 five-year senior term loan, and a $75,000 seven-year senior term loan. The new revolving credit line of the senior credit facility and the $25,000 senior term loan bear interest at rates ranging from 2.00% to 3.00% over LIBOR or from .75% to 1.75% over a base rate related to prime rate, and will vary according to Global's ratio of its total funded debt to earnings before interest, taxes, depreciation and amortization. The $75,000 senior term loan bears interest at a rate of 3.25% over LIBOR or 2.00% over a base rate related to prime rate. The senior credit facilities provide for an unused commitment fee payable to the lenders and certain other fees payable by Global and its Material Subsidiaries (the "borrowers"). Amounts borrowed under the revolving credit line of the new senior credit facility may be repaid and borrowed over the life of the senior credit facility, with a final maturity date of June 23, 2004. The terms of the senior credit facility require strict compliance with numerous affirmative, negative, and financial covenants. Amounts borrowed under the revolving line of credit may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders approval in the case of acquisitions with a cash purchase price of over $25,000 or an aggregate purchase price (cash, stock or other consideration) of over $50,000.

On July 27, 1999, the Company filed an amended registration statement with the Securities and Exchange Commission to exchange the notes for exchange notes with identical terms, except the exchange notes will not contain transfer restrictions.

In September 1999, the Company entered into an interest rate swap agreement for a notional amount of $28,000, under which the Company pays a fixed rate of interest and receives a LIBOR-based floating rate. In September 1999, an interest rate cap agreement for a notional amount of $22,000 was entered into which caps the interest rate in September 1999 at 9%. In March 2000, the Company entered into an interest rate swap agreement for a notional amount of $12,000 under which the company pays a fixed rate of interest with a cap and receives a LIBOR-based floating rate. The swaps and the cap all mature in 2002. The swaps and cap are intended to reduce the Company's exposure to the risks of variable interest rates related to the credit agreement.

Under the terms of six of its acquisition agreements, Global may be required to make additional payments of up to $24,150 in cash and issue common stock valued at up to $6,600 over the next five years to certain former owners of the businesses it has acquired based on the profitability of those businesses during such time period.

For the fiscal years ended March 31, 2000 and 1999 the net cash provided by operations was $8,187 and $12,999, respectively. For the fiscal years ended March 31, 2000 and 1999, Global's net cash used in investing activities was $81,538 and $108,972, respectively, primarily for the purchase of businesses. For the fiscal years ended March 31, 2000 and 1999, Global's net cash provided by financing activities was $71,805 and $96,652, respectively. Net cash provided by financing activities consists of equity capital provided by the initial public offering and from businesses acquired by Global, and net borrowings.

Recent Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued a Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. This statement established requirements for accounting and reporting of derivative instruments and hedging activities. Management has not completed an analysis to determine the future impact of this statement on the Company's results of operations.

consolidated
balance                                                                                GLOBAL IMAGING SYSTEMS, INC.
sheets                                                                                      MARCH 31, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------
 (In thousands, except share amounts)

                                                                                                 March 31,
-------------------------------------------------------------------------------------- --------------- --------------
Assets                                                                                      2000           1999
-------------------------------------------------------------------------------------- --------------- --------------
Current assets:
    Cash and cash equivalents                                                          $     3,629     $     5,175
    Accounts receivable, net of allowance for doubtful accounts
        ($2,064 and $1,353 at March 31, 2000 and 1999, respectively)                        69,163          45,747
    Inventories                                                                             57,560          36,793
    Deferred income taxes                                                                    3,276           2,591
    Prepaid expenses and other current assets                                                2,665           1,940
    Income taxes receivable                                                                  2,118               -
-------------------------------------------------------------------------------------- --------------- --------------
    Total current assets                                                                   138,411          92,246
Rental equipment, net                                                                        9,073           4,377
Property and equipment, net                                                                  8,520           6,409
Other assets                                                                                 1,808             782
Intangible assets, net:
    Goodwill                                                                               268,517         201,307
    Noncompete agreements                                                                    1,908           1,207
    Financing fees                                                                           5,328           4,091
-------------------------------------------------------------------------------------- --------------- --------------
        Total assets                                                                   $   433,565     $   310,419
====================================================================================== =============== ==============

Liabilities and Stockholders' Equity
-------------------------------------------------------------------------------------- --------------- --------------
Current liabilities:
    Accounts payable                                                                   $    26,540     $    16,718
    Accrued liabilities                                                                      7,614           6,709
    Accrued compensation and benefits                                                        9,642           5,221
    Accrued interest                                                                         1,734             874
    Current maturities of long-term debt                                                     4,280             176
    Deferred revenue                                                                        21,284          16,196
    Income taxes payable                                                                         -           1,383
-------------------------------------------------------------------------------------- --------------- --------------
      Total current liabilities                                                             71,094          47,277
    Deferred income taxes                                                                    1,416             142
    Long-term debt, less current maturities                                                243,442         168,101
-------------------------------------------------------------------------------------- --------------- --------------
      Total liabilities                                                                    315,952         215,520
Stockholders' equity:
    Preferred stock, $.01 par value: 10,000,000 shares authorized:
      no shares issued                                                                           -               -
    Common stock, $.01 par value: 50,000,000 shares authorized:
      19,225,086 and 18,727,436 shares issued and 19,223,491 and
      18,725,841 shares outstanding at March 31, 2000 and 1999,
      respectively                                                                             192             187
    Common stock held in treasury, at cost                                                     (35)            (35)
    Additional paid-in capital                                                              91,475          83,817
    Retained earnings                                                                       25,981          10,930
-------------------------------------------------------------------------------------- --------------- --------------
      Total stockholders' equity                                                           117,613          94,899
-------------------------------------------------------------------------------------- --------------- --------------
      Total liabilities and stockholders' equity                                       $   433,565     $   310,419
====================================================================================== =============== ==============
See accompanying notes

consolidated
statements                                                                             GLOBAL IMAGING SYSTEMS, INC.
of operations                                                     FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998
-------------------------------------------------------------------------------------------------------------------

                                                                                      Year Ended March 31,
--------------------------------------------------------------------------- -------------- ------------- -------------
(In thousands, except per share amounts)                                        2000           1999          1998
--------------------------------------------------------------------------- -------------- ------------- -------------
Revenues:
    Equipment and supplies sales                                            $   355,852    $   219,459   $   121,316
    Service and rentals                                                         117,824         69,542        43,059
--------------------------------------------------------------------------- -------------- ------------- -------------
Total revenues                                                                  473,676        289,001       164,375
Costs and operating expenses:
    Cost of equipment and supplies sales                                        241,837        154,083        85,972
    Service and rental costs                                                     59,439         34,434        21,594
    Selling, general, and administrative expenses                               113,612         63,939        38,619
    Intangible asset amortization                                                 8,183          4,627         3,076
--------------------------------------------------------------------------- -------------- ------------- -------------
Total costs and operating expenses                                              423,071        257,083       149,261
--------------------------------------------------------------------------- -------------- ------------- -------------
Income from operations                                                           50,605         31,918        15,114
Interest expense                                                                 22,171          8,427         6,713
--------------------------------------------------------------------------- -------------- ------------- -------------
Income before income taxes and extraordinary item                                28,434         23,491         8,401
Income taxes                                                                     12,729         10,390         3,948
--------------------------------------------------------------------------- -------------- ------------- -------------
Income before extraordinary item                                                 15,705         13,101         4,453
Extraordinary charge for early retirement of debt, net of tax
    benefit of $436 and $1,241 for 2000 and 1999, respectively                     (654)        (1,817)            -
--------------------------------------------------------------------------- -------------- ------------- -------------
Net income                                                                       15,051         11,284         4,453
--------------------------------------------------------------------------- -------------- ------------- -------------
Yield adjustment on Class A common stock and
    accretions                                                                        -           (901)       (2,442)
--------------------------------------------------------------------------- -------------- ------------- -------------
Net income available to common stockholders                                 $    15,051    $    10,383   $     2,011
=========================================================================== ============== ============= =============
Basic earnings per share:
Income before extraordinary item, including
    yield adjustment and accretions                                         $       .83    $       .74   $       .21
Extraordinary charge for early retirement of debt, net of tax
    benefit of $436 and $1,241 for 2000 and 1999, respectively                     (.04)          (.11)            -
--------------------------------------------------------------------------- -------------- ------------- -------------
Basic earnings per share                                                    $       .79    $       .63   $       .21
=========================================================================== ============== ============= =============
Diluted earnings per share:
Income before extraordinary item, including
    yield adjustment and accretions                                         $       .82    $       .73   $       .21
Extraordinary charge for early retirement of debt, net of tax
    benefit of $436 and $1,241 for 2000 and 1999, respectively                     (.04)          (.11)            -
--------------------------------------------------------------------------- -------------- ------------- -------------
Diluted earnings per share                                                  $       .78    $       .62   $       .21
=========================================================================== ============== ============= =============
Weighted average number of shares outstanding:
    Basic                                                                        19,031         16,478         9,805
    Diluted                                                                      19,176         16,811         9,805
=========================================================================== ============== ============= =============

See accompanying notes

consolidated
statements of                                                                          GLOBAL IMAGING SYSTEMS, INC.
cash flows                                                        FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998
-------------------------------------------------------------------------------------------------------------------


                                                                                   Year Ended March 31,
--------------------------------------------------------------------- --------------- ---------------- --------------
(In thousands)                                                             2000            1999            1998
--------------------------------------------------------------------- --------------- ---------------- --------------
Operating
activities:
Net income                                                            $    15,051     $    11,284      $     4,453
Adjustments to reconcile net income to net
    cash provided by operating
    activities:
      Depreciation                                                          8,304           4,593            3,593
      Amortization                                                          9,043           4,954            3,630
      Extraordinary charge for early retirement of debt                       654           1,817                -
      Deferred income taxes                                                 1,531             519              278
Changes in operating assets and liabilities, net of
    amounts acquired in purchase business
    combinations:
      Accounts receivable                                                 (11,125)         (6,829)          (2,841)
      Inventories                                                         (13,522)         (5,511)          (1,034)
      Prepaid expenses and other current assets                              (448)         (1,337)              48
      Other assets                                                            152             (41)            (202)
      Accounts payable                                                      1,439           2,014           (1,565)
      Accrued liabilities, compensation and benefits                        1,338           1,100             (545)
      Deferred revenue                                                     (1,460)           (483)             (72)
      Income taxes payable                                                 (2,770)            919             (440)
--------------------------------------------------------------------- --------------- ---------------- --------------
Net cash provided by operating activities                                   8,187          12,999            5,303

Investing activities:
Purchase of property, equipment and rental equipment                       (8,394)         (5,208)          (3,424)
Payment for purchase of businesses, net of cash acquired                  (73,144)       (103,764)         (67,975)
--------------------------------------------------------------------- --------------- ---------------- --------------
Net cash used in investing activities                                     (81,538)       (108,972)         (71,399)

Financing activities:
Proceeds from issuance of long-term debt                                  126,000         264,175           73,692
Payments on long-term debt                                                (51,016)       (193,565)         (13,132)
Financing fees                                                             (3,187)         (4,584)            (884)
Cost of initial public offering                                                 -            (960)          (1,647)
Common stock redemption and retirement                                          -         (35,374)               -
Common stock issued for cash                                                    8          66,960           11,602
--------------------------------------------------------------------- --------------- ---------------- --------------
Net cash provided by financing activities                                  71,805          96,652           69,631
--------------------------------------------------------------------- --------------- ---------------- --------------
Net increase (decrease) in cash and cash equivalents                       (1,546)            679            3,535
Cash and cash equivalents, beginning of year                                5,175           4,496              961
--------------------------------------------------------------------- --------------- ---------------- --------------
Cash and cash equivalents, end of year                                $     3,629     $     5,175      $     4,496
===================================================================== =============== ================ ==============

See accompanying notes

consolidated
statements                                                                                        GLOBAL IMAGING SYSTEMS, INC.
of stockholders' equity                                                    FOR THE YEARS ENDED MARCH 31, 2000, 1999,  AND 1998
--------------------------------------------------------- ---------------------------------------------------------------------

(In thousands, except share
amounts)                                  Common Stock*
                                          -------------                       Additional
                                       Shares        Par        Treasury       Paid-in      Stockholder    Retained
                                                    Value        Stock         Capital      Receivables    Earnings     Total
------------------------------------ ------------ ----------- ------------- -------------- -------------- ----------- ----------
Balances at March 31, 1997             9,407,787         $94                      $19,500   $      (100)     $   301   $ 19,795
Common stock issued                    1,357,468          13                       14,118          (131)                 14,000
Net income                                                                                                     4,453      4,453
------------------------------------ ------------ ----------- ------------- -------------- -------------- ----------- ----------
Balances at March 31, 1998            10,765,255         107                       33,618          (231)       4,754     38,248
  Common stock issued in
    initial public offering            6,000,000          60                       66,900                                66,960
  Common stock issued in con-
    junction with acquisitions         1,143,797          11                       16,377                                16,388
  Common stock retired                 (339,945)         (3)                      (30,459)          231         (133)   (30,364)
  Stock repurchased - Treasury           (1,595)                     $(35)                                                  (35)
  Dividend - Class A
    common stock                                                                                              (4,975)    (4,975)
  Common stock reclassified            1,158,329          12                          (12)                                    -
  Cost of initial public offering                                                  (2,607)                               (2,607)
  Net income                                                                                                  11,284     11,284
------------------------------------ ------------ ----------- ------------- -------------- -------------- ----------- ----------
Balances at March 31, 1999            18,725,841         187          (35)         83,817             -       10,930     94,899
  Common stock issued in con-
    junction with acquisitions           496,950           5                        7,650                                 7,655
  Stock options exercised                    700                                        8                                     8
  Net income                                                                                                  15,051     15,051
------------------------------------ ------------ ----------- ------------- -------------- -------------- ----------- ----------
Balances at March 31, 2000            19,223,491       $ 192         $(35)        $91,475   $         -     $ 25,981   $117,613
==================================== ============ =========== ============= ============== ============== =========== ==========

*COMMON STOCK                         Class A             Class B            Class C                                Total
    ROLL FORWARD                   Common Stock        Common Stock       Common Stock       Common Stock       Common Stock
                                   ------------        ------------       ------------       ------------       ------------
                                 Shares      Par      Shares     Par     Shares     Par     Shares     Par     Shares     Par
                                            Value               Value              Value              Value              Value
------------------------------- --------- ---------- ---------- ------- ---------- ------- --------- -------- ---------- -------
Balances at March 31, 1997       211,146       $ 2   8,562,708    $ 86   633,933     $ 6                      9,407,787     $94
Common stock issued              128,799         1     958,350       9   270,319       3                      1,357,468      13
------------------------------- --------- ---------- ---------- ------- ---------- ------- --------- -------- ---------- -------
Balances at March 31, 1998       339,945         3   9,521,058      95   904,252       9                     10,765,255     107
  Common stock issued in
    initial public offering                                                                6,000,000    $60   6,000,000      60
  Common stock issued in con-
    junction with acquisitions                                                             1,143,797     11   1,143,797      11
  Common stock retired          (339,945)       (3)                                                            (339,945)     (3)
  Stock repurchased - Treasury                                                                (1,595)            (1,595)      -
  Common stock reclassified                         (9,521,058)    (95) (904,252)     (9) 11,583,639    116   1,158,329      12
------------------------------- --------- ---------- ---------- ------- ---------- ------- --------- -------- ---------- -------
Balances at March 31, 1999             -         -           -       -         -       -  18,725,841    187  18,725,841     187
  Common stock issued in con-
    junction with acquisitions                                                               496,950      5     496,950       5
  Stock options exercised                                                                        700      -         700       -
------------------------------- --------- ---------- ---------- ------- ---------- ------- --------- -------- ---------- -------
Balances at March 31, 2000             -       $ -           -    $  -         -     $ -  19,223,491   $192  19,223,491    $192
=============================== ========= ========== ========== ======= ========== ======= ========= ======== ========== =======

See accompanying notes

Notes To
Consolidated
Financial Statements
(In thousands, except share and per share amounts)
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

Global Imaging Systems, Inc. was formed on June 3, 1994. The Company's principal operating subsidiaries are located in the United States and are in the business of supplying photocopiers, facsimile equipment, automated office equipment, network integration services, electronic presentation and document imaging equipment, and related service, parts, and supplies. The consolidated financial statements include the financial statements of Global Imaging Systems, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

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

Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, long-term debt, and interest rate swap and cap agreements. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate their fair market value due to the short-term maturities of these instruments. The fair values of interest rate swap and cap agreements and long-term debt were estimated based on quoted market prices at year-end.

The estimated fair values of the Company's financial instruments are as follows:

                                                                                   March 31,
--------------------------------------------------------------------------------------------------------------------
                                                                       2000                        1999
------------------------------------------------------------ -------------------------- ----------------------------
                                                               Carrying       Fair        Carrying         Fair
(In thousands )                                                 Amount        Value        Amount         Value
------------------------------------------------------------ ------------- ------------ -------------- -------------
Nonderivatives:
  Long-term debt                                                $ 247,722    $ 236,722      $ 168,277     $ 168,277
Derivatives:
  Interest rate swap and cap agreements related to debt                 -          468              -             -

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographical areas. As of March 31, 2000, the Company had no significant concentrations of credit risk.

Inventories

Inventories consist of photocopiers, facsimile equipment, automated office equipment, electronic presentation equipment, document imaging equipment, computers and related software, and related parts and supplies and are valued at the lower of cost (specific identification and/or average cost for equipment and average cost for related parts and supplies) or market value. Inventories are stated net of reserves of $2,799 and $2,211 at March 31, 2000 and 1999, respectively. Reserves are established for excess and slow-moving inventories.

Long-Lived Assets

The recoverability of long-lived assets (including related intangibles) is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and there is a likelihood that such operating losses will continue or other indications of impairment are present, the Company will determine if impairment exists based on the undiscounted expected future cash flows from operations before interest. Impairment losses would be measured based on the amount by which the carrying amount exceeds the fair value.

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

Intangibles

Goodwill (excess of purchase price over fair value of net assets acquired) recognized in business combinations accounted for as purchases is amortized over periods of between 15 and 40 years on the straight-line basis. Accumulated amortization was approximately $14,200 and $7,100 at March 31, 2000 and 1999, respectively.

Prior to concluding acquisitions, we estimated the future profitability and cash flows for each entity in order to determine the expected benefit period for the intangible assets. This analysis included a review of past performance, industry trends and anticipated integration with our other business units. We also reviewed acquisitions concluded in prior years to identify any impairment of intangible assets associated with these earlier acquisitions.

Noncompete agreements are amortized over the lives of the agreements, which range from two to four years, using the straight-line basis. Accumulated amortization was approximately $5,300 and $4,300 at March 31, 2000 and 1999, respectively.

Financing fees are amortized over the terms of the underlying debt agreements using the straight-line method, which approximates the effective interest rate method. Accumulated amortization at March 31, 2000 and 1999 was approximately $830 and $206, respectively. In June 1999, the Company refinanced its existing line of credit. Unamortized financing fees of $1,090 that related to the existing lines of credit were charged to operations as an extraordinary item. In July 1998, the Company refinanced its existing lines of credit. Unamortized financing fees of $3,058 that related to the existing lines of credit were charged to operations as an extraordinary item.

Impact of Year 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 compliant. In December 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed approximately $100 in connection with remediation of its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. While we will continue to monitor our systems and those of our material business partners closely to ensure that no unexpected Year 2000 issues develop, we have no reason to expect any such issues.

Recent Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. This statement established requirements for accounting and reporting of derivative instruments and hedging activities. Management has not completed an analysis to determine the future impact of this statement on the Company's results of operations.

2. ACQUISITIONS

During the year ended March 31, 2000, the Company acquired nine businesses that provide office imaging solutions and related services for an aggregate purchase price of approximately $89,800, primarily for cash, including direct acquisition costs of approximately $700. Liabilities assumed in connection with these acquisitions totaled approximately $26,500. The Company also issued stock at its fair market value of approximately $7,700 in connection with these acquisitions.

A significant acquisition during the year ended March 31, 2000, was Lewan & Associates acquired in June 1999 consisting of total assets of approximately $63,000 including goodwill of approximately $41,400.

Total assets related to the remaining eight acquisitions were approximately $47,900, including goodwill of approximately $32,600.

During the year ended March 31, 1999, the Company acquired eight businesses that provide office imaging solutions and related services for an aggregate purchase price of approximately $124,800, primarily for cash, including direct acquisition costs of approximately $1,000. Liabilities assumed in connection with these acquisitions totaled approximately $14,800. The Company also issued stock at its fair market value of approximately $16,400 in connection with these acquisitions.

Significant acquisitions during the year ended March 31, 1999, include Carr Business Systems (CAR), Capitol Office Solutions, Inc. (COS), Distinctive Business Products, Inc. (DBP) and Dahill Industries, Inc. (DAH).

The following summarizes these acquisitions:

                                        Acquisition                 Total Assets                   Goodwill
Acquired Company                           Date                       Acquired                     Acquired
------------------------------- ---------------------------- ---------------------------- ----------------------------
CAR                                   September 1998                  $  19,100                    $  15,300
COS                                   December 1998                      60,000                       54,100
DBP                                   December 1998                      21,200                       17,200
DAH                                   February 1999                      28,400                       17,100
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                       $128,700                     $103,700
=============================== ============================ ============================ ============================

Total assets related to the remaining four acquisitions were approximately $10,900, including goodwill of approximately $6,100.

During the year ended March 31, 1998, the Company acquired 12 businesses that provide office imaging solutions and related services for an aggregate purchase price of approximately $72,300 primarily for cash, including direct acquisition costs of approximately $600. Liabilities assumed in connection with these acquisitions totaled $21,400. The Company also sold stock in connection with these acquisitions. The Class B Common Stock was valued from $3.30 to $8.20 per share and the Class A Common Stock from $65.00 to $80.00 per share. Stock valued at approximately $6,100 was sold in connection with these acquisitions. The excess of the fair value of the stock over the sales price was approximately $2,400 and has been considered additional purchase price.

Significant acquisitions during the year ended March 31, 1998, include Electronic Systems, Inc. (ESI), Eastern Copy Products, Inc. (ECP), Electronic Systems of Richmond, Inc. (ESR), and Connecticut Business Systems, Inc. (CBS).

The following summarizes these acquisitions:

                                        Acquisition                 Total Assets                   Goodwill
Acquired Company                           Date                       Acquired                     Acquired
------------------------------- ---------------------------- ---------------------------- ----------------------------
ESI                                   July 1997                       $  34,700                    $  24,800
ECP                                   August 1997                         9,100                        5,300
ESR                                   December 1997                      15,700                        8,600
CBS                                   December 1997                      12,800                        9,300
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                      $  72,300                    $  48,000
=============================== ============================ ============================ ============================

Total assets related to the remaining eight acquisitions were $19,700, including goodwill of approximately $11,300.

All acquisitions have been accounted for as purchases and accordingly are included in the results of operations from their dates of acquisitions. In connection with the allocation of purchase price, there were no significant adjustments to fair value.

Under the terms of six of its purchase agreements, the Company is committed to make contingent payments ("the Earn-outs") of up to $24,500 in cash and issue common stock valued up to $6,600 to the former owners of the acquired companies on or before May 31, 2004. As of March 31, 2000, $350 of the Earn-out total has been paid out in cash. The contingent payments are based on the future profitability, specifically earnings before interest and taxes, of the acquired companies. The former owners shall be entitled to receive, on or before May 31, 2004, the balance of the Earn-outs if applicable, minus any portion of the Earn-outs previously paid. The Earn-outs, if paid, will be recorded as goodwill related to the acquired companies. The Company has accrued $250 for the fiscal year ended March 31, 2000 related to the Earn-outs.

The unaudited pro forma results presented below include the effects of the acquisitions as if they had been consummated at the beginning of the year prior to acquisition. The unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisitions been consummated at the beginning of the year prior to acquisition.

                                                                                Unaudited Pro Forma
                                                                                Year Ended March 31,
------------------------------------------------------------- ------------------ ------------------- ------------------
                                                                    2000                1999               1998
------------------------------------------------------------- ------------------ ------------------- ------------------
Revenues                                                       $   511,803         $  472,071          $  313,963
Income before extraordinary item                                    12,988              9,442               4,628
Less extraordinary item                                               (654)            (1,817)                  -
------------------------------------------------------------- ------------------ ------------------- ------------------
Net income                                                          12,334              7,625               4,628
Net income available to common
     stockholders                                              $    12,334         $    6,724          $    2,186
============================================================= ================== =================== ==================
Basic earnings per share:
    Income before extraordinary item, including yield
      adjustment and accretions                                $       .68         $      .48          $      .12
    Net income per share                                       $       .64         $      .38          $      .12
Diluted earnings per share:
    Income before extraordinary item, including yield
      adjustment and accretions                                $       .67         $      .47          $      .11
    Net income per share                                       $       .64         $      .37          $      .11

3.   RENTAL EQUIPMENT

The Company's rental equipment consists of the following:

                                                                                              March 31,
-------------------------------------------------------------------------------- ------------------ ------------------
                                                                                       2000               1999
-------------------------------------------------------------------------------- ------------------ ------------------
Rental equipment on operating leases                                                $  24,186          $  14,204
Less accumulated depreciation                                                         (15,113)            (9,827)
-------------------------------------------------------------------------------- ------------------ ------------------
Rental equipment, net                                                              $    9,073         $    4,377
================================================================================ ================== ==================

4.   PROPERTY AND EQUIPMENT

The Company's property and equipment consists of the following:

                                                                                              March 31,
-------------------------------------------------------------------------------- ------------------ ------------------
                                                                                       2000               1999
-------------------------------------------------------------------------------- ------------------ ------------------
Office furniture, equipment and leasehold improvements                              $  15,114           $  9,984
Less accumulated depreciation and amortization                                         (6,594)            (3,575)
-------------------------------------------------------------------------------- ------------------ ------------------
Property and equipment, net                                                        $    8,520           $  6,409
================================================================================ ================== ==================

5. LONG-TERM DEBT

The Company's long-term debt consists of the following:

                                                                                              March 31,
-------------------------------------------------------------------------------- ------------------ ------------------
                                                                                       2000               1999
-------------------------------------------------------------------------------- ------------------ ------------------
Term and revolving loans                                                            $ 147,563        $    68,000
Senior Subordinated Notes, 10 3/4% due 2007                                           100,000            100,000
Various notes payable                                                                     159                277
-------------------------------------------------------------------------------- ------------------ ------------------
                                                                                      247,722            168,277
Less current maturities                                                                (4,280)              (176)
-------------------------------------------------------------------------------- ------------------ ------------------
Total long-term debt                                                                $ 243,442         $  168,101
================================================================================ ================== ==================

In June 1999, the Company retired the balance of $62,000 of long-term debt outstanding under the previous First Union loan with proceeds from a replacement credit agreement. The new credit agreement is with a syndicate of banks and financial institutions with First Union as Administrative Agent (the "Credit Agreement"). Recognition of deferred financing costs of $1,090 related to the debt repayment resulted in an extraordinary charge of $654 ($.03 per share), net of related income tax benefit of $436. The Company's new Credit Agreement consists of a $25,000 five-year senior term loan, a $75,000 seven-year senior term loan and a $150,000 five-year revolving line of credit. As of March 31, 2000, the Company had amounts outstanding on its Credit Agreement of $50,000 on the revolving credit line, $23,125 on the $25,000 senior term loan, and $74,438 on the $75,000 senior term loan. The new revolving credit line of the senior credit facility and the $25,000 senior term loan bear interest at rates ranging from 2.00% to 3.00% over LIBOR or from .75% to 1.75% over a base rate related to prime rate, and will vary according to Global's ratio of its total funded debt to earnings before interest, taxes, depreciation and amortization. The $75,000 senior term loan bears interest at a rate of 3.25% over LIBOR or 2.00% over a base rate related to prime rate. Amounts borrowed under the revolving credit line of the new senior credit facility may be repaid and borrowed over the life of the senior credit facility, with a final maturity date of June 23, 2004. Under the Credit Agreement, the Company has pledged substantially all of its assets, including the capital stock of the Company's subsidiaries, to the lenders. Amounts borrowed under the Credit Agreement may be used to fund working capital and general corporate purposes, including acquisitions.

In June 1998, the Company repaid $31,500 of long-term debt outstanding to Jackson National Life Insurance Company ("JNL"), principally with proceeds from the initial public offering. Recognition of a prepayment penalty of $250 and deferred financing costs of $901 related to the JNL debt repayment resulted in an extraordinary charge of $684 ($.06 per share), net of the related income tax benefit of $467. In July 1998, the Company repaid the remaining $65,800 balance of the JNL loan with proceeds from a replacement credit agreement with First Union National Bank. The Company recognized the remaining prorata deferred financing costs of $1,907 from the JNL loan, resulting in an extraordinary charge of $1,133 ($.06 per share), net of the related income tax benefit of $774.

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

At any time on or prior to February 15, 2002, the Company may, at its option, use the net cash proceeds from certain public equity offerings to redeem in the aggregate up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 110.75% of the principal amount, provided that at least 65% of the aggregate principal amount of the Notes originally issued remain outstanding, and the redemption occurs within 60 days after the consummation of the public equity offering. The Notes are guaranteed by all current subsidiaries of the Company, and must be guaranteed by all future subsidiaries of the Company, other than certain future financing subsidiaries, on an unsecured senior subordinated basis. Upon the occurrence of future change of control of the Company, the holders of the Notes have the right to require that the Company purchase all or a portion of the Notes at a price equal to 101% of the principal amount. The covenants of the Notes require strict compliance with certain affirmative, negative, and financial covenants.

On July 27, 1999, the Company filed an amended registration statement with the Securities and Exchange Commission to exchange the Notes for exchange notes with identical terms, except the exchange notes do not contain transfer restrictions.

In March 2000, the Company entered into an interest rate swap agreement for a notional amount of $12,000 under which the Company pays a fixed rate of interest with a cap and receives a LIBOR-based floating rate. The interest differential is accrued for and recorded in interest expense. The swaps and the cap both mature in 2002. In September 1999, the Company entered into an interest rate swap agreement for a notional amount of $28,000 under which the Company pays a fixed rate of interest and receives a LIBOR-based floating rate. The interest differential is accrued for and recorded in interest expense. In September 1999, an interest rate cap agreement for a notional amount of $22,000 was entered into which caps the interest rate at a 9% base rate. The cap's premium is amortized on a straight-line basis as interest expense over the life of the cap. In January 1998, the Company purchased an interest rate cap on approximately $26,500 of the variable-term loan. The interest rate cap is for a three-year term and provides for the Company to be reimbursed by the bank if the annual average of the LIBOR rate exceeds 8%. The cost of the interest rate cap is amortized over the three-year term of the agreement and is included in interest expense. The swaps and caps are intended to reduce the Company's exposure to the risks of variable interest rates related to the credit agreement.

Aggregate annual maturities of long-term debt at March 31, 2000 are as follows:

                                2001                 $    4,280
                                2002                      5,470
                                2003                      6,722
                                2004                     57,937
                                2005                      2,625
                                Thereafter              170,688
                                                   -----------------
                                Total                $  247,722
                                                   =================

Interest paid was approximately $20,400, $7,000 and $6,000 for the years ended March 31, 2000, 1999 and 1998, respectively.

6. STOCKHOLDERS' EQUITY

During the year ended March 31, 2000, the Company issued stock in connection with business combinations totaling 496,950 shares. The Company issued 700 shares in connection with stock options exercised.

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

The following table reconciles the numerators and denominators of the basic and diluted EPS computations (shares in thousands):

                                                                                     Year Ended March 31,
------------------------------------------------------------------------- -------------- --------------- -------------
                                                                              2000            1999           1998
------------------------------------------------------------------------- -------------- --------------- -------------
Numerator:
    Income before extraordinary item                                         $  15,705      $  13,101      $  4,453
    Extraordinary charge for early retirement of debt, net of tax
        benefit of $436 and $1,241 for 2000 and 1999, respectively                (654)        (1,817)            -
------------------------------------------------------------------------- -------------- --------------- -------------
    Net income                                                                  15,051         11,284         4,453
    Yield adjustment on Class A common stock and accretions                          -           (901)       (2,442)
------------------------------------------------------------------------- -------------- --------------- -------------
    Numerator for basic/diluted earnings per share -
         net income available to common stockholders                         $  15,051      $  10,383      $  2,011
========================================================================= ============== =============== =============
Denominator:
    Denominator for basic earnings per share:                                   19,031         16,478         9,805
    Effect of dilutive securities:
      Contingent stock-redemption of A shares in June 1998                           -             88             -
      Employee stock options                                                       145            245             -
------------------------------------------------------------------------- -------------- --------------- -------------
    Dilutive potential common shares                                               145            333             -
------------------------------------------------------------------------- -------------- --------------- -------------
    Denominator for diluted earnings per share                                  19,176         16,811         9,805
========================================================================= ============== =============== =============

8. INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision are as follows:

                                                                                   Year Ended March 31,
-------------------------------------------------------------------- --------------- ---------------- ----------------
                                                                          2000            1999             1998
-------------------------------------------------------------------- --------------- ---------------- ----------------
Current:
    Federal                                                               $ 9,173         $ 8,420         $  2,807
    State                                                                   2,025           1,451              863
-------------------------------------------------------------------- --------------- ---------------- ----------------
                                                                           11,198           9,871            3,670
Deferred:
    Federal                                                                 1,340             454              213
    State                                                                     191              65               65
-------------------------------------------------------------------- --------------- ---------------- ----------------
                                                                            1,531             519              278
-------------------------------------------------------------------- --------------- ---------------- ----------------
                                                                          $12,729         $10,390         $  3,948
==================================================================== =============== ================ ================

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate are as follows:

                                                                                   Year Ended March 31,
-------------------------------------------------------------------- --------------- ---------------- ----------------
                                                                          2000            1999             1998
-------------------------------------------------------------------- --------------- ---------------- ----------------
Tax at U.S. statutory rate                                                $ 9,952         $ 8,222          $ 2,856
State taxes, net of federal benefit                                         1,492           1,322              616
Goodwill amortization                                                       1,335             529              289
Other permanent differences                                                   (50)            317              187
-------------------------------------------------------------------- --------------- ---------------- ----------------
                                                                          $12,729         $10,390         $  3,948
==================================================================== =============== ================ ================

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                              March 31,
-------------------------------------------------------------------------------- ------------------ ------------------
                                                                                       2000               1999
-------------------------------------------------------------------------------- ------------------ ------------------
Deferred tax assets:
  Noncompete agreements                                                              $  1,524           $  1,271
  Inventory related                                                                     2,010              1,529
  Various accrued expenses                                                                397                524
  Deferred revenue                                                                        331                213
  Depreciation                                                                            310                260
  Accounts receivable related                                                             538                325
  Other items                                                                             158                126
-------------------------------------------------------------------------------- ------------------ ------------------
Gross deferred tax asset                                                                5,268              4,248
Deferred tax liabilities:
  Goodwill                                                                              3,408              1,799
-------------------------------------------------------------------------------- ------------------ ------------------
Net deferred tax asset                                                               $  1,860           $  2,449
================================================================================ ================== ==================

Classified as follows:
  Current asset                                                                      $  3,276           $  2,591
  Noncurrent liability                                                                 (1,416)              (142)
-------------------------------------------------------------------------------- ------------------ ------------------
                                                                                     $  1,860           $  2,449
================================================================================ ================== ==================

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is not necessary as of March 31, 2000 and 1999.

Cash paid for income taxes was approximately $14,200, $6,900 and $3,500 for the years ended March 31, 2000, 1999 and 1998, respectively.

9. EMPLOYEE BENEFIT PLANS

The majority of the employees of the Company are eligible to participate in defined contribution plans (the "Plans") established under Section 401(k) of the U.S. Internal Revenue Code. Employees are generally eligible to contribute voluntarily to the Plans after one year of service. The Company may contribute a discretionary amount of the employee contribution up to specified limits.

Employees are always vested in their contributed balance and generally become fully vested in the Company's contributions after seven years of service. The expense related to the Company's contributions to the Plans for the years ended March 31, 2000, 1999 and 1998 was approximately $1,600, $1,100 and $500, respectively.

10. STOCK OPTION PLAN

In 1998, the Board of Directors adopted a stock option plan and approved a number of stock option grants to be effective upon the closing of the initial public offering. Under the terms of the stock option plan, 1,820,000 shares of the Company's common stock may be sold pursuant to stock options or granted or sold as restricted stock to directors, officers, employees, and consultants to the Company. As of March 31, 2000 the Board had granted options to purchase a total of 1,421,150 shares of common stock of the Company under the stock option plan and an option to purchase 10,000 shares of common stock of the Company outside of the stock option plan. These shares have exercise prices ranging from $12 to $18.13. All of these options are subject to vesting requirements based on length of service.

The following table summarizes the stock option activity for each of the two years ended March 31:

                                                                      Number of              Per Share
                                                                        Shares             Option Price
----------------------------------------------------------------- ------------------- ------------------------
Outstanding at March 31, 1998                                                -                         -
Granted                                                                559,750            $12.00 - 12.88
Exercised                                                                    -                         -
Canceled                                                               (33,650)                   $12.00
----------------------------------------------------------------- ------------------- ------------------------
Outstanding at March 31, 1999                                          526,100            $12.00 - 12.88
Granted                                                                871,400            $13.13 - 18.13
Exercised                                                                 (700)                   $12.00
Canceled                                                               (62,600)           $12.00 - 18.13
----------------------------------------------------------------- ------------------- ------------------------
Outstanding at March 31, 2000                                        1,334,200            $12.00 - 18.13
================================================================= =================== ========================
Exercisable at March 31, 2000                                          101,189            $12.00 - 12.88
================================================================= =================== ========================

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

                                                                                       2000          1999
---------------------------------------------------------------------------------- ------------- -------------
Risk-free interest rate                                                                 6.0%          5.0%
Volatility factor of the expected market price of the Company's common stock           65.0%         75.0%
Dividend yield                                                                            -             -
Weighted average expected life of options (in years)                                    5.0           5.0

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

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", but applies Accounting Principals Board Opinion No. 25 and related interpretations in accounting for its plans. Therefore, no compensation expense has been recognized for stock options granted at fair market value under its plans. If the Company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                                                                       2000           1999
---------------------------------------------------------------------------------- -------------- -------------
Pro forma net income available to common stockholders                                 $13,722        $9,925
Pro forma earnings per share:
    Basic                                                                                0.72          0.60
    Diluted                                                                              0.72          0.59

The following table summarizes the weighted average exercise prices of option activity for the years ended March 31:

                                                                                       2000           1999
---------------------------------------------------------------------------------- -------------- -------------
Balance at beginning of period                                                        $12.05          $ -
Granted                                                                                15.54         12.05
Exercised                                                                              12.00           -
Canceled                                                                               14.49         12.00
Balance at end of period                                                               14.22         12.05

As of March 31, 2000, the weighted average exercise price of exercisable options was $12.05. Outstanding options as of March 31, 2000 had a weighted average remaining contractual life of 8.8 years. The per share weighted average fair value of options granted during the year ended March 31, 2000 and 1999 was $9.35 and $8.19, respectively.

11. LEASES

The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Certain of the leases for its office facilities are with various employee stockholders. Future noncancelable lease commitments as of March 31, 2000 are as follows:

                                                                     Related-Party         Other
                                                                         Leases           Leases            Total
-------------------------------------------------------------------- --------------- ---------------- ----------------
2001                                                                     $  1,829        $  5,006         $  6,835
2002                                                                        1,596           4,153            5,749
2003                                                                        1,168           3,605            4,773
2004                                                                          951           2,990            3,941
2005                                                                          655           2,330            2,985
Thereafter                                                                  1,023           4,314            5,337
-------------------------------------------------------------------- --------------- ---------------- ----------------
Total                                                                    $  7,222        $ 22,398          $ 29,620
==================================================================== =============== ================ ================

Rental expense related to the above leases was as follows:

                                                                     Related-Party        Other
                                                                         Leases          Leases            Total
-------------------------------------------------------------------- --------------- ---------------- ----------------
Year ended March 31, 2000                                               $   1,452         $ 4,714          $ 6,166
Year ended March 31, 1999                                                   1,042           2,487            3,529
Year ended March 31, 1998                                                     862           1,236            2,098

12. RELATED-PARTY TRANSACTIONS

During 1994, the Company entered into a seven-year consulting agreement with its majority stockholder, Golder, Thoma, Cressey, Rauner, Inc. (the "Majority Stockholder"). Under the terms of this agreement, the Company was obligated to pay the Majority Stockholder an annual management fee of $200. The Company was also obligated to pay a 1% placement fee to the Majority Stockholder for all debt and equity raised by the Company during the term of the agreement. The agreement terminated upon the closing of the initial public offering ("IPO") of the Company's common stock in June 1998.

Golder, Thoma, Cressey, Rauner, Inc. management fees were waived in 1999 due to the completion of the IPO in June 1998. In connection with the aforementioned agreements, the Company incurred management fees and placement fees. The following shows the fees paid in each period:

                                                                                   Year Ended March 31,
----------------------------------------------------------------------------------------------------------------------
                                                                          2000            1999             1998
-------------------------------------------------------------------- --------------- ---------------- ----------------
Management fees                                                           $     -         $     -         $    200
Placement fees                                                                  -               -              800

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

In the ordinary course of business, the Company purchased inventory from an entity, which is owned by a president of a subsidiary of the Company. For the year ended March 31, 2000, the Company purchased inventory totaling $572 from this entity.

13. SEGMENTS

In fiscal 1999, the Company adopted the provisions of Statement of Financial Accounting Standards 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131). This statement establishes new standards for reporting information about operating segments and related disclosures.

As an integrated office imaging solutions provider, the Company is organized into 13 geographical operating segments (core dealers). These individual segments have been aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the core dealers and the common nature of the products and services, classes of customers and distribution channels.

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

15. SUBSEQUENT EVENTS (Unaudited)

The Company announced a stock repurchase program in March 2000 whereby $10,000 of the Compnay's common stock may be acquired in the open market. The Company obtained the approval of the lenders under its senior credit facility. This stock repurchase program began in May 2000 for the purpose of enhancing shareholder value.

report of independent auditors
--------------------------------------------------------------------------------


Board of Directors
Global Imaging Systems, Inc.

We have audited the accompanying consolidated balance sheets of Global Imaging Systems, Inc. as of March 31, 2000 and 1999, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Imaging Systems, Inc. at March 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

Tampa, Florida                               /s/ Ernst & Young LLP
May 12, 2000

quarterly
financial
data                                                                                   GLOBAL IMAGING SYSTEMS, INC.
-------------------------------------------------------------------------------------------------------------------

                                                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999

-------------------------- ------------ ------------ ---------------- ----------- ----------- ------------ ------------
                                                         Income        Diluted
                                                         Before        Earnings                             Dividends
                                           Gross      Extraordinary      Per          Stock Price (1)       Paid Per
                            Revenues      Margin          Item          Share        High         Low       Share (2)
-------------------------- ------------ ------------ ---------------- ----------- ----------- ------------ ------------

2000
First quarter                 $100,524     $ 36,678          $ 4,088        $.18  $   18.625   $  10.938   $      -
Second quarter                 121,023       43,068            4,789         .25      21.125      14.250          -
Third quarter                  120,307       43,933            3,424         .18      18.125      10.375          -
Fourth quarter                 131,822       48,721            3,404         .18      11.813       7.063          -
-------------------------- ------------ ------------ ---------------- ----------- ----------- ------------ ------------
Year                          $473,676     $172,400          $15,705        $.78  $   21.125   $   7.063   $      -
========================== ============ ============ ================ =========== =========== ============ ============

1999
First quarter                 $ 58,318     $ 20,425          $ 2,088        $.04  $   15.250   $ 11.250    $      -
Second quarter                  67,046       21,575            2,837         .10      17.438      9.688           -
Third quarter                   75,893       26,337            3,829         .21      26.250      6.875           -
Fourth quarter                  87,744       32,147            4,347         .23      24.875     10.750           -
-------------------------- ------------ ------------ ---------------- ----------- ----------- ------------ ------------
Year                          $289,001     $100,484          $13,101        $.62  $  26.250    $  6.875    $      -
========================== ============ ============ ================ =========== =========== ============ ============

(1) Global Imaging Systems, Inc. common stock is traded on the Nasdaq National Market under the symbol "GISX". Stock quotations were obtained from the National Association of Securities Dealers. On June 16, 2000, Global had 170 stockholders of record plus approximately 6,300 beneficial owners holding Global common stock in broker name.
(2) Global is prohibited from paying cash dividends under the terms of the agreement governing its senior credit facility and the indenture governing its 10-3/4% Senior Subordinated Notes due 2007.