Form 10-K, Exhibit 13
period 2001-03-31
GLOBAL IMAGING SYSTEMS INC
filed 2001-06-29
CIK 1050167

                                                                    EXHIBIT-13.1
                                     EXCERPTS FROM ANNUAL REPORT TO STOCKHOLDERS
SELECTED
FINANCIAL
DATA
--------------------------------------------------------------------------------
The selected financial data as of and for the indicated periods ended March 31, 1997 through March 31, 2001 are derived from our audited consolidated financial statements. Since the information presented below is only a summary and does not provide all of the information in our financial statements, including the related notes, you should read "management's discussion and analysis" and our financial statements.


                                                                                 Fiscal Year Ended March 31,
                                                           ----------------------------------------------------------------
                                                              2001           2000           1999         1998        1997
---------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
---------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Equipment and supplies sales                              $452,103       $355,852       $219,459     $121,316     $41,200
  Service and rentals                                        145,047        117,824         69,542       43,059      22,893
---------------------------------------------------------------------------------------------------------------------------
Total revenues                                               597,150        473,676        289,001      164,375      64,093
Costs and operating expenses:
  Cost of equipment and supplies sales                       306,346        241,837        154,083       85,972      27,087
  Service and rental costs                                    74,085         59,439         34,434       21,594      11,467
  Selling, general, and administrative expenses              147,888        113,612         63,939       38,619      18,280
  Intangible asset amortization                               10,113          8,183          4,627        3,076       1,939
---------------------------------------------------------------------------------------------------------------------------
Total costs and operating expenses                           538,432        423,071        257,083      149,261      58,773
---------------------------------------------------------------------------------------------------------------------------
Income from operations                                        58,718         50,605         31,918       15,114       5,320
Interest expense                                              28,163         22,171          8,427        6,713       3,190
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extra-
  ordinary item                                               30,555         28,434         23,491        8,401       2,130
Income taxes                                                  14,055         12,729         10,390        3,948       1,007
---------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                              16,500         15,705         13,101        4,453       1,123
Extraordinary charge for early retirement of debt                  -           (654)        (1,817)           -           -
---------------------------------------------------------------------------------------------------------------------------
Net income                                                    16,500         15,051         11,284        4,453       1,123
Yield adjustment on Class A common stock and
 accretions(1)                                                     -              -           (901)      (2,442)     (1,402)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common stockholders          $ 16,500       $ 15,051       $ 10,383     $  2,011     $  (279)
============================================================================================================================
Basic earnings (loss) per share                             $    .90       $    .79       $    .63     $    .21     $  (.03)
============================================================================================================================
Diluted earnings (loss) per share                           $    .90       $    .78       $    .62     $    .21     $  (.03)
============================================================================================================================
Basic weighted average shares outstanding(2)                  18,330         19,031         16,478        9,805       8,729
============================================================================================================================
Diluted weighted average shares outstanding(2)                18,333         19,176         16,811        9,805       8,729
============================================================================================================================
Cash dividends per common share                                    -              -              -            -           -
============================================================================================================================
Balance Sheet Data (at period end):
Working capital                                             $ 70,854       $ 67,317       $ 44,969     $ 24,255     $ 9,655
Total assets                                                 478,819        433,565        310,419      164,342      68,990
Total debt                                                   276,650        247,722        168,277       97,485      36,873
Total stockholders' equity                                   123,796        117,613         94,899       38,248      19,796

(1) Reflects adjustments for amounts payable to holders of Global's Class A common stock upon a sale of Global or its initial public offering. These amounts equal an 8.0% annual yield on the original cost per share of $90.00 and, for 1998, the accretion of the difference between the redemption value of the Class A common stock and the value allocated to the stock, accreted from January 1998 to June 1998.

(2) Assumes, for periods prior to the initial public offering, the conversion of outstanding shares of Class C common stock into common stock.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)

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

OVERVIEW

Global was founded in June 1994 with the goal of becoming a leading consolidator in the highly fragmented office imaging solutions industry. Global is a growing provider of a number of office imaging solutions. This includes the sale and service of automated office equipment such as copiers, facsimile machines, printers and duplicators, network integration services and electronic presentation equipment. From its founding through March 31, 2001, Global has acquired 14 core companies in the United States and 36 additional satellite companies that have been integrated into the core companies. The first acquisition was completed in August 1994. Management believes that the businesses that have been acquired by Global and other businesses that Global plans to acquire will benefit from various Global programs and operating strategies. These benefits include increased operating efficiencies, the support of experienced and professional senior management, expansion of the types of office imaging products and services offered, increased access to capital, and increased emphasis on financial management.

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

Gross profit as a percentage of revenues varies from period to period depending on a number of variables. Those variables include the mix of revenues from equipment, supplies, service and rentals; the mix of revenues among the markets served by Global; and the mix of revenues of the businesses acquired. As Global acquires businesses, the percentage of its revenues that come from sales of equipment and supplies, as opposed to service and rentals, fluctuates depending on whether the businesses acquired are automated office equipment dealers or are network integrators or electronic presentation systems dealers. Automated office equipment dealers typically derive a higher percentage of their revenues from service and rentals, and a lower percentage from sales of equipment and supplies, than do network integrators or electronic presentation system dealers. Generally, sales of equipment and supplies have lower gross profit margins than sales of service and rentals. In addition, equipment sales in the automated office equipment market generally have higher gross profit margins than equipment sales in the network integration or electronic presentation systems markets, as these markets are growing faster than the automated office equipment market. Therefore, over time a larger percentage of Global's revenues and gross profits may be derived from sales that have lower gross profit margins than Global's current gross profit margins.

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

                                                                       Fiscal Year Ended
                                                                           March 31,
                                                             --------------------------------------
                                                                  2001         2000           1999
                                                             --------------------------------------
Revenues:
  Equipment and supplies sales                                    75.7%         75.1%          75.9%
  Service and rentals                                             24.3          24.9           24.1
                                                             --------------------------------------
Total revenues                                                   100.0         100.0          100.0
Cost of goods sold                                                63.7          63.6           65.2
                                                             --------------------------------------
Gross profit                                                      36.3          36.4           34.8
Selling, general, and administrative
  expenses                                                        24.8          24.0           22.2
Intangible asset amortization                                      1.7           1.7            1.6
                                                             --------------------------------------
Income from operations                                             9.8          10.7           11.0
Interest expense                                                   4.7           4.7            2.9
                                                             --------------------------------------
Income before income taxes and extraordinary item                  5.1           6.0            8.1
Income taxes                                                       2.3           2.7            3.6
                                                             --------------------------------------
Income before extraordinary item                                   2.8           3.3            4.5
Extraordinary charge for early retirement of debt                    -           (.1)           (.6)
                                                             --------------------------------------
Net income                                                         2.8%          3.2%           3.9%
                                                             ======================================


FISCAL YEAR ENDED MARCH 31, 2001 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2000

REVENUES

Total revenues for the fiscal year ended March 31, 2001 were $597,150, an increase of 26.1% over the same period in 2000. The majority of the revenue growth was due to the internal growth during 2001 and 2000, with the remainder coming from acquisition of businesses.

Sales of equipment and supplies increased to $452,103 in fiscal year 2001, an increase of 27.0% over 2000. This represented 75.7% of total revenues compared to 75.1% for the prior year. Throughout 2001, the equipment and supplies sales component of Global's existing businesses increased more than the service and rentals revenue component. In 2000, Global acquired businesses that added proportionately more service and rentals than Global had in its existing businesses.

Service and rental revenues for the fiscal year ended March 31, 2001 increased to $145,047, an increase of 23.1% from the same period the prior year. This represented 24.3% of total revenues for the fiscal year ended 2001 compared to 24.9% for the same period in 2000.

GROSS PROFIT

Gross profit of $216,719 for the fiscal year ended March 31, 2001 reflected a 25.7% increase over the same period in 2000. Expressed as a percent of total revenue, gross profit was 36.3% for fiscal year 2001 compared to 36.4% for fiscal year 2000. Office equipment dealers typically derive a higher percentage of total revenues from service and rentals, while network integration and electronic presentation systems dealers derive a higher percentage of total revenues from sales of equipment and supplies. For the Company's existing businesses, the sales internal growth rate of the network integration and electronic presentation systems dealers was higher than the automated office equipment dealers. This was partially offset by the acquisition of primarily satellite automated office equipment dealers in 2000 and 2001. Combined service and rental gross profit margins were 48.9% for the fiscal year ended March 31, 2001 and 49.6% for the fiscal year ended March 31, 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased 30.2% to $147,888 for the fiscal year ended March 31, 2001. This amount was 24.8% of total revenues compared to 24.0% of total revenues for the same period in 2000. These expenses increased principally due to the acquisitions Global made in 2001 and 2000. Office equipment dealers typically incur higher SG&A expenses as a percentage of revenue, while network integration and electronic presentation systems dealers incur a lower level of SG&A as a percentage of revenue. The increase in expense as a percentage of revenues was the result of acquiring automated office equipment businesses in 2000 and 2001 and an increase in health insurance expenses.

INTANGIBLE ASSET AMORTIZATION

Intangible asset amortization was $10,113 for the fiscal year ended March 31, 2001 compared to $8,183 for the prior fiscal year. Intangible asset amortization includes the amortization of goodwill and noncompete agreements from acquisitions. Goodwill as a percent of total assets and stockholders' equity is 61.4% and 237.7%, respectively, for fiscal year ended March 31, 2001 and 61.9% and 228.3%, respectively, for the prior fiscal year.

INCOME FROM OPERATIONS

Income from operations was $58,718, or 9.8% of total revenues for the fiscal year ended March 31, 2001, which was a 16.0% increase over the same period in 2000.

INTEREST EXPENSE

Interest expense was $28,163 for the fiscal year ended March 31, 2001, an increase of 27.0% from the same period in 2000. The increase was primarily due to the increase in Global's borrowings and higher borrowing rates. The proceeds from the additional borrowings were used to fund the cost of the businesses acquired in 2001 and 2000 and Global's repurchase of its common stock. Interest expense includes the amortization of financing fees incurred in connection with Global's current credit facilities with First Union and the senior subordinated notes and the prior credit facilities with First Union.

INCOME TAXES

The provision for income taxes was $14,055 for the fiscal year ended March 31, 2001 compared to $12,729 for the same period in 2000. The increase in income taxes was primarily due to increased pre-tax income because of businesses Global acquired during 2001 and 2000. The effective income tax rate increased from 44.8% for the fiscal year ended March 31, 2000 to 46.0% for the same period in 2001. The effective income tax rates for 2001 and 2000 were higher than the federal statutory rate of 35.0%, plus state and local taxes, primarily due to non-deductible goodwill amortization relating to the businesses acquired.

FISCAL YEAR ENDED MARCH 31, 2000 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1999

REVENUES

Total revenues for the fiscal year ended March 31, 2000 were $473,676, an increase of 63.9% over the same period in 1999. The majority of the revenue growth was due to the acquisition of businesses during 2000 and 1999, with the remainder coming from internal growth.

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

GROSS PROFIT

Gross profit of $172,400 for the fiscal year ended March 31, 2000 reflected a 71.6% increase over the same period in 1999. Expressed as a percent of total revenue, gross profit was 36.4% for fiscal year 2000 compared to 34.8% for fiscal year 1999. Office equipment dealers typically derive a higher percentage of total revenues from service and rentals, while network integration and electronic presentation systems dealers derive a higher percentage of total revenues from sales of equipment and supplies. The automated office equipment component of sales of the businesses acquired in 2000 and 1999 had higher equipment and supplies gross margins than Global's existing businesses. Combined service and rental gross profit margins were 49.6% for the fiscal year ended March 31, 2000 and 50.5% for the fiscal year ended March 31, 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased 77.7% to $113,612 for the fiscal year ended March 31, 2000. This amount was 24.0% of total revenues compared to 22.2% of total revenues for the same period in 1999. These expenses increased principally due to the acquisitions Global made in 2000 and 1999. Office equipment dealers typically incur higher SG&A expenses as a percentage of revenue, while network integration and electronic presentation systems dealers incur a lower level of SG&A as a percentage of revenue. The increase in expense as a percentage of revenues was the result of acquiring a higher mix of office equipment businesses than in the previous year's mix and an increase in legal and health insurance expenses.

INTANGIBLE ASSET AMORTIZATION

Intangible asset amortization was $8,183 for the fiscal year ended March 31, 2000 compared to $4,627 for the prior fiscal year. Intangible asset amortization includes the amortization of goodwill and noncompete agreements from acquisitions. Goodwill as a percent of total assets and stockholders' equity is 61.9% and 228.3%, respectively, for fiscal year ended March 31, 2000 and 64.9% and 212.1%, respectively, for the prior fiscal year.

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

QUARTERLY RESULTS OF OPERATIONS

The following table presents selected consolidated financial information for each of Global's last eight fiscal quarters. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such quarterly information.

                                                                              Quarter Ended
--------------------------------------------------------------------------------------------------------------------------------
                                         Mar. 31,   Dec. 31,   Sept. 30,   June 30,   Mar. 31,   Dec. 31,   Sept. 30,   June 30,
                                           2001       2000        2000       2000       2000       1999        1999       1999
--------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Equipment and supplies sales           $123,687   $109,243    $116,379   $102,794   $ 99,347   $ 89,692    $ 91,281   $ 75,532
  Service and rentals                      38,642     37,530      34,752     34,123     32,475     30,615      29,742     24,992
--------------------------------------------------------------------------------------------------------------------------------
Total revenues                            162,329    146,773     151,131    136,917    131,822    120,307     121,023    100,524
Costs and operating expenses:
  Cost of equipment and supplies sales     82,890     73,876      80,106     69,474     66,324     60,432      63,509     51,572
  Service and rental costs                 20,455     18,668      17,890     17,072     16,777     15,942      14,446     12,274
  Selling, general, and
   administrative expenses                 41,004     36,373      35,796     34,715     33,614     29,613      26,982     23,403
  Intangible asset amortization             2,616      2,615       2,443      2,439      2,334      2,125       1,980      1,744
--------------------------------------------------------------------------------------------------------------------------------
Total costs and operating expenses        146,965    131,532     136,235    123,700    119,049    108,112     106,917     88,993
--------------------------------------------------------------------------------------------------------------------------------
Income from operations                     15,364     15,241      14,896     13,217     12,773     12,195      14,106     11,531
Interest expense                            7,053      7,306       7,144      6,660      6,440      5,971       5,517      4,243
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extra-
  ordinary item                             8,311      7,935       7,752      6,557      6,333      6,224       8,589      7,288
Income taxes                                3,828      3,653       3,574      3,000      2,929      2,800       3,800      3,200
--------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item            4,483      4,282       4,178      3,557      3,404      3,424       4,789      4,088
Extraordinary charge for early
 retirement of debt                             -          -           -          -          -          -           -       (654)
--------------------------------------------------------------------------------------------------------------------------------
Net income                               $  4,483   $  4,282    $  4,178   $  3,557   $  3,404   $  3,424    $  4,789   $  3,434
================================================================================================================================
Basic earnings per share                 $    .25   $    .24    $    .23   $    .19   $    .18   $    .18    $    .25   $    .18
================================================================================================================================
Diluted earnings per share               $    .25   $    .24    $    .23   $    .19   $    .18   $    .18    $    .25   $    .18
================================================================================================================================
Basic weighted average number of
 shares                                    18,049     18,074      18,196     19,001     19,223     19,133      19,022     18,745
================================================================================================================================
Diluted weighted average number shares     18,049     18,074      18,196     19,014     19,223     19,240      19,329     18,911
================================================================================================================================

The following table sets forth selected consolidated financial information as a percentage of total revenues for each of Global's last eight fiscal quarters.

                                                                                       Quarter Ended
--------------------------------------------------------------------------------------------------------------------------------
                                         Mar. 31,   Dec. 31,   Sep. 30,    June 30,   Mar. 31,   Dec. 31,   Sept. 30,   June 30,
                                           2001       2000       2000        2000       2000       1999        1999       1999
--------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Equipment and supplies sales               76.2%      74.4%      77.0%       75.1%      75.4%      74.6%       75.4%      75.1%
  Service and rentals                        23.8       25.6       23.0        24.9       24.6       25.4        24.6       24.9
--------------------------------------------------------------------------------------------------------------------------------

Total revenues                              100.0      100.0      100.0       100.0      100.0      100.0       100.0      100.0
Costs and operating expenses:
  Cost of equipment and supplies sales       51.1       50.3       53.0        50.7       50.3       50.2        52.5       51.3
  Service and rental costs                   12.6       12.7       11.8        12.5       12.7       13.3        11.9       12.2
  Selling, general, and administrative
   expenses                                  25.2       24.8       23.7        25.3       25.5       24.6        22.3       23.3
  Intangible asset amortization               1.6        1.8        1.6         1.8        1.8        1.8         1.6        1.7
--------------------------------------------------------------------------------------------------------------------------------
Total costs and operating expenses           90.5       89.6       90.1        90.3       90.3       89.9        88.3       88.5
--------------------------------------------------------------------------------------------------------------------------------
Income from operations                        9.5       10.4        9.9         9.7        9.7       10.1        11.7       11.5
Interest expense                              4.4        5.0        4.8         4.9        4.9        4.9         4.6        4.2
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extra-
 ordinary item                                5.1        5.4        5.1         4.8        4.8        5.2         7.1        7.3
Income taxes                                  2.3        2.5        2.3         2.2        2.2        2.4         3.1        3.2
--------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item              2.8        2.9        2.8         2.6        2.6        2.8         4.0        4.1
Extraordinary charge for early
 retirement of debt                             -          -          -           -          -          -           -        (.7)
--------------------------------------------------------------------------------------------------------------------------------
Net income                                    2.8%       2.9%       2.8%        2.6%       2.6%       2.8%        4.0%       3.4%
================================================================================================================================

LIQUIDITY AND CAPITAL RESOURCES

Historically, Global has financed its operations primarily through internal cash flow, sales of stock and debt and bank financing, including the financing facilities described below. These sources of funds have been used to fund Global's growth both internally and through acquisitions. Global is pursuing an acquisition strategy and expects to acquire more businesses. As Global continues to acquire more businesses, it is likely that Global will incur additional debt and seek additional equity capital.

On March 31, 2000, the board of directors authorized the Company to repurchase up to $10,000 of the Company's common stock. Global's common stock repurchase commenced on May 11, 2000. During the year ended March 31, 2001, Global repurchased 1,126,704 shares of its common stock at an average price of $8.86 per share. The program was completed in October 2000.

In May 2001, the board of directors authorized the Company to repurchase up to an additional $4,000 of the Company's common stock.

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

     Year                   Percentage
     ----                   ----------
     2003                   105.375%
     2004                   102.688%
     2005 and thereafter    100.000%

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

In August 1999, the Company exchanged the notes for exchange notes with identical terms, except the exchange notes do not contain transfer restrictions.

In June 1999, the Company repaid the balance of $62,000 due under a loan from First Union with proceeds from a replacement credit agreement. The new credit agreement is with a syndicate of banks and financial institutions with First Union serving as Administrative Agent (the "Credit Agreement"). The Company's current Credit Agreement consists of a $150,000 five-year senior secured revolving line of credit, a $25,000 five-year senior term loan, and a $75,000 seven-year senior term loan. The new revolving credit line of the senior credit facility and the $25,000 senior term loan bear interest at rates ranging from 2.00% to 3.00% over LIBOR or from .75% to 1.75% over a base rate related to prime rate, and will vary according to Global's ratio of its total funded debt to earnings before interest, taxes, depreciation and amortization. The $75,000 senior term loan bears interest at a rate of 3.25% over LIBOR or 2.00% over a base rate related to prime rate. The senior credit facilities provide for an unused commitment fee payable to the lenders and certain other fees payable by Global and its Material Subsidiaries (the "borrowers"). Amounts borrowed under the revolving credit line of the new senior credit facility may be repaid and borrowed over the life of the senior credit facility, with a final maturity date of June 23, 2004. The terms of the senior credit facility require strict compliance with numerous affirmative, negative, and financial covenants.
Amounts borrowed under the revolving line of credit may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders approval in the case of acquisitions with a cash purchase price of over $25,000 or an aggregate purchase price (cash, stock or other consideration) of over $50,000. As of March 31, 2001, the Company had $66,923 additional borrowing availability under its senior credit facility.

The Company uses interest rate swap and cap agreements to manage its interest rate risk. Amounts to be paid or received under the swap and cap agreements are recognized over the terms of the agreements as adjustments to interest expense. At March 31, 2001, the Company was party to interest rate swap agreements in a notional amount totaling $52,000. These agreements expire in September
2002.  Under the swap agreements, the Company received an average variable rate
of 6.5% and paid an average fixed rate of 6.6%.    The interest rate cap
agreements in the total notional amount of approximately $48,000 cap the Company's interest rate exposure on the related variable interest rate debt at 9%. No payments have been received under these cap agreements. The caps expire from December 2000 through September 2002.

Under the terms of seven of its acquisition agreements, Global may be required to make additional payments of up to $26,800 in cash and issue common stock valued at up to $5,500 over the next four years to certain former owners of the businesses it has acquired based on the profitability of those businesses during such time period.

For the fiscal years ended March 31, 2001 and 2000, the net cash provided by operations was $31,975 and $8,140, respectively. For the fiscal years ended March 31, 2001 and 2000, Global's net cash used in investing activities was $54,365 and $81,491, respectively, primarily for the purchase of businesses.
For the fiscal years ended March 31, 2001 and 2000, Global's net cash provided by financing activities was $18,761 and $71,805, respectively. Net cash provided by financing activities consists of equity capital provided by the initial public offering and from businesses acquired by Global, net of borrowings.

RECENT ACCOUNTING PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board issued a Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. This statement established requirements for accounting and reporting of derivative instruments and hedging activities. The future impact of this statement on the Company's results of operations is not expected to be material.


CONSOLIDATED
BALANCE                                                                           GLOBAL IMAGING SYSTEMS, INC.
SHEETS                                                                                 MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)
                                                                                                  March 31,
--------------------------------------------------------------------------------------------------------------
ASSETS                                                                                      2001        2000
--------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                               $       -   $  3,629
  Accounts receivable, net of allowance for doubtful accounts
      ($2,150 and $2,064 at March 31, 2001 and 2000, respectively)                           82,830     69,163
  Inventories                                                                                61,608     57,560
  Deferred income taxes                                                                       3,813      3,276
  Prepaid expenses and other current assets                                                   3,667      2,665
  Income taxes receivable                                                                         -      2,118
--------------------------------------------------------------------------------------------------------------
  Total current assets                                                                      151,918    138,411
Rental equipment, net                                                                        13,553      9,073
Property and equipment, net                                                                  11,550      8,520
Other assets                                                                                  1,156      1,808
Related party notes receivable                                                                  400          -
Intangible assets, net:
  Goodwill                                                                                  294,204    268,517
  Noncompete agreements                                                                       1,461      1,908
  Financing fees                                                                              4,577      5,328
--------------------------------------------------------------------------------------------------------------
   Total assets                                                                            $478,819   $433,565
==============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Accounts payable                                                                         $ 23,251   $ 26,540
  Accrued liabilities                                                                        12,422      7,614
  Accrued compensation and benefits                                                          13,583      9,642
  Accrued interest                                                                            2,037      1,734
  Current maturities of long-term debt                                                        5,521      4,280
  Deferred revenue                                                                           23,828     21,284
  Income taxes payable                                                                          422          -
--------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                 81,064     71,094
Deferred income taxes                                                                         2,830      1,416
Long-term debt, less current maturities                                                     271,129    243,442
--------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                        355,023    315,952
Stockholders' equity:
  Preferred stock, $.01 par value: 10,000,000 shares authorized:
       no shares issued                                                                           -          -
  Common stock, $.01 par value: 50,000,000 shares authorized: 19,225,086 shares issued and 18,049,447 and 19,223,491 shares outstanding at March 31, 2001 and
   2000, respectively                                                                           192        192
  Common stock held in treasury, at cost                                                    (10,352)       (35)
  Additional paid-in capital                                                                 91,475     91,475
  Retained earnings                                                                          42,481     25,981
--------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                               123,796    117,613
--------------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                              $478,819   $433,565
==============================================================================================================

See accompanying notes



CONSOLIDATED
STATEMENTS                                                                                  GLOBAL IMAGING SYSTEMS, INC.
OF OPERATIONS                                                          FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------------------------------------------------
                                                                                       Year Ended March 31,
------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                                       2001            2000              1999
------------------------------------------------------------------------------------------------------------------------
Revenues:
  Equipment and supplies sales                                                $452,103        $355,852          $219,459
  Service and rentals                                                          145,047         117,824            69,542
------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                 597,150         473,676           289,001
Costs and operating expenses:
  Cost of equipment and supplies sales                                         306,346         241,837           154,083
  Service and rental costs                                                      74,085          59,439            34,434
  Selling, general, and administrative expenses                                147,888         113,612            63,939
  Intangible asset amortization                                                 10,113           8,183             4,627
------------------------------------------------------------------------------------------------------------------------
Total costs and operating expenses                                             538,432         423,071           257,083
------------------------------------------------------------------------------------------------------------------------
Income from operations                                                          58,718          50,605            31,918
Interest expense                                                                28,163          22,171             8,427
------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item                               30,555          28,434            23,491
Income taxes                                                                    14,055          12,729            10,390
------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                                16,500          15,705            13,101
Extraordinary charge for early retirement of debt, net of tax benefit
 of $436 and $1,241 for 2000 and 1999, respectively                                  -            (654)           (1,817)
------------------------------------------------------------------------------------------------------------------------
Net income                                                                      16,500          15,051            11,284
------------------------------------------------------------------------------------------------------------------------
Yield adjustment on Class A common stock and accretions                              -               -              (901)
------------------------------------------------------------------------------------------------------------------------
Net income available to common stockholders                                   $ 16,500        $ 15,051          $ 10,383
========================================================================================================================
Basic earnings per share:
Income before extraordinary item, including
  yield adjustment and accretions                                             $    .90        $    .83          $    .74
Extraordinary charge for early retirement of debt, net of tax benefit
 of $436 and $1,241 for 2000 and 1999, respectively                                  -            (.04)             (.11)
------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                      $    .90        $    .79          $    .63
========================================================================================================================
Diluted earnings per share:
Income before extraordinary item, including
  yield adjustment and accretions                                             $    .90        $    .82          $    .73
Extraordinary charge for early retirement of debt, net of tax benefit
 of $436 and $1,241 for 2000 and 1999, respectively                                  -            (.04)             (.11)
------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                    $    .90        $    .78          $    .62
========================================================================================================================
Weighted average number of shares outstanding:
  Basic                                                                         18,330          19,031            16,478
  Diluted                                                                       18,333          19,176            16,811
========================================================================================================================

See accompanying notes


CONSOLIDATED
STATEMENTS OF                                                                                  GLOBAL IMAGING SYSTEMS, INC.
CASH FLOWS                                                                FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999
---------------------------------------------------------------------------------------------------------------------------
                                                                                        Year Ended March 31,
---------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                               2001                2000                1999
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                 $ 16,500            $ 15,051           $  11,284
Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation                                                              10,948               8,304               4,593
   Amortization                                                              11,040               9,043               4,954
   Extraordinary charge for early retirement of debt                              -                 654               1,817
   Deferred income taxes                                                        947               1,531                 519
  Changes in operating assets and liabilities, net of
  amounts acquired in purchase business combinations:
   Accounts receivable                                                      (10,120)            (11,172)             (7,329)
   Inventories                                                               (1,147)            (13,522)             (5,511)
   Prepaid expenses and other current assets                                   (962)               (448)             (1,337)
   Other assets                                                                 778                 152                 (41)
   Accounts payable                                                          (5,052)              1,439               2,014
   Accrued liabilities, compensation and benefits, interest                   6,734               1,338               1,100
   Deferred revenue                                                            (124)             (1,460)               (483)
   Income taxes payable                                                       2,433              (2,770)                919
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    31,975               8,140              12,499

INVESTING ACTIVITIES:
Related party notes receivable                                                 (400)                 47                 500
Purchase of property, equipment and rental equipment                        (16,812)             (8,394)             (5,208)
Payment for purchase of businesses, net of cash acquired                    (37,153)            (73,144)           (103,764)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                       (54,365)            (81,491)           (108,472)

Financing activities:
Proceeds from issuance of long-term debt                                     33,112             126,000             264,175
Payments on long-term debt                                                   (4,188)            (51,016)           (193,565)
Financing fees                                                                 (176)             (3,187)             (4,584)
Cost of initial public offering                                                   -                   -                (960)
Common stock redemption and retirement                                            -                   -             (35,374)
Common stock issued for cash                                                      -                   8              66,960
Common stock repurchases                                                     (9,987)                  -                   -
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                    18,761              71,805              96,652
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         (3,629)             (1,546)                679
Cash and cash equivalents, beginning of year                                  3,629               5,175               4,496
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                     $      -            $  3,629           $   5,175
===========================================================================================================================

See accompanying notes


CONSOLIDATED
STATEMENTS                                                                                     GLOBAL IMAGING SYSTEMS, INC.
OF STOCKHOLDERS' EQUITY                                                  FOR THE YEARS ENDED MARCH 31, 2001, 2000, AND 1999
---------------------------------------------------------------------------------------------------------------------------
(In thousands, except share
 amounts)                                      Common Stock*
                                  -----------------------------------
                                                             Held in     Additional
                                       Shares       Par     Treasury,      Paid-in     Stockholder    Retained
                                                   Value     at cost       Capital     Receivables    Earnings      Total
--------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1998           10,765,255     $107                   $ 33,618          $(231)    $ 4,754    $ 38,248
 Common stock issued in
  initial public offering             6,000,000       60                     66,900                                 66,960
 Common stock issued in con-
  junction with acquisitions          1,143,797       11                     16,377                                 16,388
 Common stock retired                  (339,945)      (3)                   (30,459)           231        (133)    (30,364)
 Settlement of acquisition
  escrow claims                          (1,595)             $    (35)                                                 (35)
 Dividend - Class A
  common stock                                                                                          (4,975)     (4,975)
 Common stock reclassified            1,158,329       12                        (12)                                     -
 Cost of initial public offering                                             (2,607)                                (2,607)
 Net income                                                                                             11,284      11,284
--------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1999           18,725,841     $187     $    (35)     $ 83,817          $   -     $10,930    $ 94,899
 Common stock issued in con-
  junction with acquisitions            496,950        5                      7,650                                  7,655
 Stock options exercised                    700                                   8                                      8
 Net income                                                                                             15,051      15,051
--------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 2000           19,223,491     $192     $    (35)     $ 91,475          $   -     $25,981    $117,613
 Settlement of acquisition
  escrow claims                         (47,340)                 (330)                                                (330)
 Common stock repurchases            (1,126,704)               (9,987)                                              (9,987)
 Net income                                                                                             16,500      16,500
--------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 2001           18,049,447     $192     $(10,352)     $ 91,475          $   -     $42,481    $123,796
==========================================================================================================================

*COMMON STOCK                  Class A               Class B               Class C                                      Total
ROLL FORWARD                 Common Stock          Common Stock          Common Stock         Common Stock           Common Stock
                          ------------------   --------------------   ------------------   -------------------   -------------------
                           Shares      Par       Shares       Par      Shares      Par       Shares       Par      Shares       Par
                                      Value                  Value                Value                  Value                 Value
------------------------------------------------------------------------------------------------------------------------------------
Balances at March 31,
 1998                      339,945      $ 3     9,521,058     $ 95     904,252      $ 9                          10,765,255    $107
 Common stock issued in
  initial public offering                                                                   6,000,000     $ 60    6,000,000      60
 Common stock issued in
  conjunction with
   acquisitions                                                                             1,143,797       11    1,143,797      11
 Common stock retired     (339,945)      (3)                                                                       (339,945)     (3)
 Settlement of acquisition
  escrow claims                                                                                (1,595)               (1,595)      -
 Common stock reclassified                     (9,521,058)     (95)   (904,252)      (9)   11,583,639      116    1,158,329      12
-----------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1999       -        -             -        -           -        -    18,725,841     $187   18,725,841    $187
 Common stock issued in
  conjunction with
   acquisitions                                                                               496,950        5      496,950       5
 Stock options exercised                                                                          700        -          700       -
-----------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 2000       -        -             -        -           -        -    19,223,491     $192   19,223,491    $192
 Settlement of acquisition
  escrow
   Claims                                                                                     (47,340)       -      (47,340)      -
 Common stock repurchases                                                                  (1,126,704)       -   (1,126,704)      -
-----------------------------------------------------------------------------------------------------------------------------------
 Balances at March 31, 2001       -     $ -             -     $  -           -      $ -    18,049,447     $192   18,049,447    $192
===================================================================================================================================

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

In accordance with Statement of Position 97-2, Software Revenue Recognition, as amended, the Company recognizes the revenue allocable to software licenses, purchased from third-party vendors for resale, upon delivery of the software license to the end-user, unless the fee is not fixed or determinable or collectibility is not probable. In software arrangements that include more than one element, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

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

The estimated fair values of the Company's financial instruments are as follows:

                                                                                     March 31,
-----------------------------------------------------------------------------------------------------------------------
                                                                        2001                             2000
-----------------------------------------------------------------------------------------------------------------------
                                                              Carrying          Fair          Carrying          Fair
(In thousands)                                                 Amount          Value           Amount           Value
-----------------------------------------------------------------------------------------------------------------------
Nonderivatives:
 Long-term debt                                                $276,650       $256,275         $247,722        $236,722
Derivatives:
 Interest rate swap and cap agreements related to debt                -         (1,658)               -             468


CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographical areas. As of March 31, 2001, the Company had no significant concentrations of credit risk.

INVENTORIES

Inventories consist of photocopiers, facsimile equipment, automated office equipment, electronic presentation equipment, document imaging equipment, computers and related software, and related parts and supplies and are valued at the lower of cost (specific identification and/or average cost for equipment and average cost for related parts and supplies) or market value. Inventories are stated net of reserves of $3,412 and $2,799 at March 31, 2001 and 2000, respectively. Reserves are established for excess and slow-moving inventories.

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

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are principally provided using the straight-line method over the assets' estimated economic lives, which range from 3 to 10 years.

INTANGIBLES

Goodwill (excess of purchase price over fair value of net assets acquired) recognized in business combinations accounted for as purchases is amortized over periods of between 15 and 40 years on the straight-line basis. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events of changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis. Accumulated amortization was approximately $23,200 and $14,200 at March 31, 2001 and 2000, respectively.

Prior to concluding acquisitions, we estimate the future profitability and cash flows for each entity in order to determine the expected benefit period for the intangible assets. This analysis includes a review of past performance, industry trends and anticipated integration with our other business units.

Noncompete agreements are amortized over the lives of the agreements, which range from two to four years, using the straight-line basis. Accumulated amortization was approximately $6,400 and $5,300 at March 31, 2001 and 2000, respectively.

Financing fees are amortized over the terms of the underlying debt agreements using the straight-line method, which approximates the effective interest rate method. Accumulated amortization at March 31, 2001 and 2000 was approximately
$1,757 and $830, respectively.   In June 1999, the Company refinanced its
existing line of credit. Unamortized financing fees of $1,090 that related to the existing lines of credit were charged to operations as an extraordinary item.

RECENT ACCOUNTING PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. This statement established requirements for accounting and reporting of derivative instruments and hedging activities. The future impact of this statement on the Company's results of operations is not expected to be material.

2. ACQUISITIONS

During the year ended March 31, 2001, the Company acquired nine businesses that provide office imaging solutions and related services for an aggregate purchase price of approximately $31,100, none of which were individually significant, primarily for cash, including direct acquisition costs of approximately $400. Liabilities assumed in connection with these acquisitions totaled approximately $6,300. Total assets related to the nine acquisitions were approximately $39,900, including goodwill of approximately $29,300.

During the year ended March 31, 2000, the Company acquired nine businesses that provide office imaging solutions and related services for an aggregate purchase price of approximately $90,500, primarily for cash, including direct acquisition costs of approximately $700. Liabilities assumed in connection with these acquisitions totaled approximately $26,500. The Company also issued stock at its fair market value of approximately $7,700 in connection with these acquisitions.

A significant acquisition during the year ended March 31, 2000, was Lewan & Associates acquired in June 1999 consisting of total assets of approximately $63,000 including goodwill of approximately $41,400.

Total assets related to the remaining eight acquisitions were approximately $47,900, including goodwill of approximately $32,600.

During the year ended March 31, 1999, the Company acquired eight businesses that provide office imaging solutions and related services for an aggregate purchase price of approximately $125,800, primarily for cash, including direct acquisition costs of approximately $1,000. Liabilities assumed in connection with these acquisitions totaled approximately $14,800. The Company also issued stock at its fair market value of approximately $16,400 in connection with these acquisitions.

Significant acquisitions during the year ended March 31, 1999, include Carr Business Systems (CAR), Capitol Office Solutions, Inc. (COS), Distinctive Business Products, Inc. (DBP) and Dahill Industries, Inc. (DAH).

The following summarizes these acquisitions:

                                   Acquisition                  Total Assets                         Goodwill
Acquired Company                       Date                       Acquired                           Acquired
------------------------------------------------------------------------------------------------------------------------
CAR                               September 1998                   $ 19,100                           $ 15,300
COS                               December 1998                      60,000                             54,100
DBP                               December 1998                      21,200                             17,200
DAH                               February 1999                      28,400                             17,100
------------------------------------------------------------------------------------------------------------------------
                                                                   $128,700                           $103,700
========================================================================================================================

Total assets related to the remaining four acquisitions were approximately $10,900, including goodwill of approximately $6,100.

All acquisitions have been accounted for as purchases and accordingly are included in the results of operations from their dates of acquisitions. In connection with the allocation of purchase price, there were no significant adjustments to fair value.

Under the terms of seven of its purchase agreements, the Company is committed to make contingent payments ("the Earn-outs") of up to $26,800 in cash and issue common stock valued up to $5,500 to the former owners of the acquired companies on or before May 31, 2004. The Company paid $250 and $350 in cash Earn-outs during the years ended March 31, 2001 and 2000, respectively. The contingent payments are primarily based on the future profitability, specifically earnings before interest and taxes, of the acquired companies. The former owners shall be entitled to receive, on or before May 31, 2004, the balance of the Earn-outs if applicable, minus any portion of the Earn-outs previously paid. The Earn-outs, if paid, will be recorded as goodwill related to the acquired companies. The Company has accrued $4,552 for the fiscal year ended March 31, 2001 related to the Earn-outs, which have been earned, and are payable.

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

                                                                                Unaudited Pro Forma
                                                                                Year Ended March 31,
------------------------------------------------------------------------------------------------------------------------
                                                                       2001                 2000                  1999
------------------------------------------------------------------------------------------------------------------------
Revenues                                                             $610,626             $548,307              $472,071
Income before extraordinary item                                       16,677               12,629                 9,442
Less extraordinary item                                                     -                 (654)               (1,817)
------------------------------------------------------------------------------------------------------------------------
Net income                                                             16,677               11,975                 7,625
Net income available to common
     stockholders                                                    $ 16,677             $ 11,975              $  6,724
========================================================================================================================
Basic earnings per share:
  Income before extraordinary item, including yield
   adjustment and accretions                                         $    .91             $    .66              $    .48
  Net income per share                                               $    .91             $    .62              $    .38
Diluted earnings per share:
  Income before extraordinary item, including yield
   adjustment and accretions                                         $    .91             $    .65              $    .47
  Net income per share                                               $    .91             $    .62              $    .37

3. RENTAL EQUIPMENT

The Company's rental equipment consists of the following:

                                                                                               March 31,
---------------------------------------------------------------------------------------------------------------
                                                                                          2001          2000
---------------------------------------------------------------------------------------------------------------
Rental equipment on operating leases                                                     $ 35,578      $ 24,186
Less accumulated depreciation                                                             (22,025)      (15,113)
---------------------------------------------------------------------------------------------------------------
Rental equipment, net                                                                    $ 13,553      $  9,073
===============================================================================================================

4. PROPERTY AND EQUIPMENT

The Company's property and equipment consists of the following:

                                                                                               March 31,
---------------------------------------------------------------------------------------------------------------
                                                                                          2001          2000
---------------------------------------------------------------------------------------------------------------
Office furniture, equipment and leasehold improvements                                   $ 22,180       $15,114
Less accumulated depreciation and amortization                                            (10,630)       (6,594)
---------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                              $ 11,550       $ 8,520
===============================================================================================================

5. LONG-TERM DEBT

The Company's long-term debt consists of the following:

                                                                                               March 31,
---------------------------------------------------------------------------------------------------------------
                                                                                          2001          2000
---------------------------------------------------------------------------------------------------------------
Term and revolving loans                                                                 $176,452      $147,563
Senior Subordinated Notes, 10 3/4% due 2007                                               100,000       100,000
Various notes payable                                                                         198           159
---------------------------------------------------------------------------------------------------------------
                                                                                          276,650       247,722
Less current maturities                                                                    (5,521)       (4,280)
---------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                     $271,129      $243,442
===============================================================================================================

In June 1999, the Company retired the balance of $62,000 of long-term debt outstanding under the previous First Union loan with proceeds from a replacement credit agreement. The new credit agreement is with a syndicate of banks and financial institutions with First Union as Administrative Agent (the "Credit Agreement"). Recognition of deferred financing costs of $1,090 related to the debt repayment resulted in an extraordinary charge of $654 ($.04 per share), net of related income tax benefit of $436. The Company's current Credit Agreement consists of a $25,000 five-year senior term loan, a $75,000 seven-year senior term loan and a $150,000 five-year revolving line of credit. As of March 31, 2001, the Company had amounts outstanding on its Credit Agreement of $83,077 on the revolving credit line, $19,688 on the $25,000 senior term loan, and $73,687 on the $75,000 senior term loan. The new revolving credit line of the senior credit facility and the $25,000 senior term loan bear interest at rates ranging from 2.00% to 3.00% over LIBOR or from .75% to 1.75% over a base rate related to prime rate, and will vary according to Global's ratio of its total funded debt to earnings before interest, taxes, depreciation and amortization. The $75,000 senior term loan bears interest at a rate of 3.25% over LIBOR or 2.00% over a base rate related to prime rate. Amounts borrowed under the revolving credit line of the Credit Agreement may be repaid and borrowed over the life of the senior credit facility, with a final maturity date of June 23, 2004. Under the Credit Agreement, the Company has pledged substantially all of its assets, including the capital stock of the Company's subsidiaries, to the lenders. Amounts borrowed under the Credit Agreement may be used to fund working capital and general corporate purposes, including acquisitions.

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

In August 1999, the Company to exchanged the Notes for exchange notes with identical terms, except the exchange notes do not contain transfer restrictions.

The Company uses interest rate swap and cap agreements to manage its interest rate risk. Amounts to be paid or received under the swap and cap agreements are recognized over the terms of the agreements as adjustments to interest expense. At March 31, 2001, the Company was party to interest rate swap agreements in a notional amount totaling $52,000. These agreements expire in September 2002. Under the swap agreements, the Company received an average variable rate of 6.5% and paid an average fixed rate of 6.6%. The interest rate cap agreements in the total notional amount of approximately $48,000 cap the Company's interest rate exposure on the related variable interest rate debt at 9%. No payments have been received under these cap agreements. The caps expire from December 2000 through September 2002.

Aggregate annual maturities of long-term debt at March 31, 2001 are as follows:

                         2002                    $  5,521
                         2003                       6,737
                         2004                       7,955
                         2005                      85,722
                         2006                      53,085
                         Thereafter               117,630
                                                 --------
                         Total                   $276,650
                                                 ========

Interest paid was approximately $26,600, $20,400 and $7,000 for the years ended March 31, 2001, 2000 and 1999, respectively.

6. STOCKHOLDERS' EQUITY

During the year ended March 31, 2001, the Company repurchased 1,126,704 shares under a repurchase plan adopted on March 31, 2000, which allowed the Company to repurchase up to $10,000 of its stock. The Company also received 47,340 shares in settlement of two escrow claims in November 2000.

During the year ended March 31, 2000, the Company issued stock in connection with business combinations totaling 496,950 shares. The Company issued 700 shares in connection with stock options exercised.

During the year ended March 31, 1999, the Company issued stock in connection with business combinations totaling 1,143,797 shares. The Company received 1,595 shares in settlement of an escrow claim in January 1999. Under the terms of the Senior Subordinated Notes and its senior credit facility, the Company is restricted from paying any cash dividends.

7. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of stock options or the conversion of securities into stock.

The following table reconciles the numerators and denominators of the basic and diluted EPS computations (shares in thousands):


                                                                                          Year Ended March 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                                  2001              2000             1999
-------------------------------------------------------------------------------------------------------------------------
Numerator:
  Income before extraordinary item                                             $16,500           $15,705          $13,101
  Extraordinary charge for early retirement of debt, net of tax
   benefit of $436 and $1,241 for 2000 and 1999, respectively                        -              (654)          (1,817)
-------------------------------------------------------------------------------------------------------------------------
  Net income                                                                    16,500            15,051           11,284
  Yield adjustment on Class A common stock and accretions                            -                 -             (901)
-------------------------------------------------------------------------------------------------------------------------
  Numerator for basic/diluted earnings per share -
   net income available to common stockholders                                 $16,500           $15,051          $10,383
=========================================================================================================================
Denominator:
  Denominator for basic earnings per share:                                     18,330            19,031           16,478
  Effect of dilutive securities:
   Contingent stock-redemption of A shares in June 1998                              -                 -               88
   Employee stock options                                                            3               145              245
-------------------------------------------------------------------------------------------------------------------------
  Dilutive potential common shares                                                   3               145              333
-------------------------------------------------------------------------------------------------------------------------
  Denominator for diluted earnings per share                                    18,333            19,176           16,811
=========================================================================================================================

8. INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision are as follows:

                                                                                          Year Ended March 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                                  2001              2000             1999
-------------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                      $10,970           $ 9,173          $ 8,420
  State                                                                          2,138             2,025            1,451
-------------------------------------------------------------------------------------------------------------------------
                                                                                13,108            11,198            9,871
Deferred:
  Federal                                                                          782             1,340              454
  State                                                                            165               191               65
-------------------------------------------------------------------------------------------------------------------------
                                                                                   947             1,531              519
-------------------------------------------------------------------------------------------------------------------------
                                                                               $14,055           $12,729          $10,390
=========================================================================================================================

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate are as follows:


                                                                                        Year Ended March 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                              2001               2000                1999
-------------------------------------------------------------------------------------------------------------------------
Tax at U.S. statutory rate                                                 $10,694            $ 9,952             $ 8,222
State taxes, net of federal benefit                                          1,501              1,492               1,322
Goodwill amortization                                                        1,580              1,335                 529
Other permanent differences                                                    280                (50)                317
-------------------------------------------------------------------------------------------------------------------------
                                                                           $14,055            $12,729             $10,390
=========================================================================================================================

Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                                                                        March 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                                                   2001              2000
-------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
 Noncompete agreements                                                                         $ 1,768            $ 1,524
 Inventory related                                                                               2,424              2,010
 Various accrued expenses                                                                          781                397
 Deferred revenue                                                                                    2                331
 Depreciation                                                                                      415                310
 Accounts receivable related                                                                       606                538
 Other items                                                                                       303                158
-------------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                                        6,299              5,268
Deferred tax liabilities:
 Goodwill                                                                                        5,316              3,408
-------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                         $   983            $ 1,860
=========================================================================================================================

Classified as follows:
 Current asset                                                                                 $ 3,813            $ 3,276
 Noncurrent liability                                                                           (2,830)            (1,416)
-------------------------------------------------------------------------------------------------------------------------
                                                                                               $   983            $ 1,860
=========================================================================================================================

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is not necessary as of March 31, 2001 and 2000.

Cash paid for income taxes was approximately $11,200, $14,200 and $6,900 for the years ended March 31, 2001, 2000 and 1999, respectively.

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

Employees are always vested in their contributed balance and generally become fully vested in the Company's contributions after seven years of service. The expense related to the Company's contributions to the Plans for the years ended March 31, 2001, 2000 and 1999 was approximately $2,200, $1,600 and $1,100, respectively.

10. STOCK OPTION PLAN

In 1998, the Board of Directors adopted a stock option plan and approved a number of stock option grants to be effective upon the closing of the initial public offering. Under the terms of the stock option plan, 1,820,000 shares of the Company's common stock may be sold pursuant to stock options granted or sold as restricted stock to directors, officers, employees, and consultants to the Company. As of March 31, 2001 the Board had granted options to purchase a total of 1,557,150 shares of common stock of the Company under the stock option plan and an option to purchase 10,000 shares of common stock of the Company outside of the stock option plan. These shares have exercise prices ranging from $6.31 to $18.13. All of these options are subject to vesting requirements based on length of service.

The following table summarizes the stock option activity for each of the three years ended March 31:

                                                                          Number of                Per Share
                                                                            Shares                Option Price
---------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 1998                                                     -                     -

Granted                                                                     559,750              $12.00 - 12.88
Exercised                                                                         -                     -
Canceled                                                                    (33,650)                 $12.00
---------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 1999                                               526,100              $12.00 - 12.88
Granted                                                                     871,400              $13.13 - 18.13
Exercised                                                                      (700)                 $12.00
Canceled                                                                    (62,600)             $12.00 - 18.13
---------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 2000                                             1,334,200              $12.00 - 18.13
Granted                                                                     136,000              $ 6.31 - 12.00
Exercised                                                                         -                     -
Canceled                                                                   (127,135)             $12.00 - 18.13
---------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 2001                                             1,343,065              $ 6.31 - 18.13
===============================================================================================================
Exercisable at March 31, 2001                                               342,108              $12.00 - 18.13
===============================================================================================================

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

                                                                                      2001           2000           1999
------------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                                6.2%           6.0%           5.0%
Volatility factor of the expected market price of the Company's common stock          82.0%          65.0%          75.0%
Dividend yield                                                                           -              -              -
Weighted average expected life of options (in years)                                   5.0            5.0            5.0

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

                                                                              2001        2000        1999
------------------------------------------------------------------------------------------------------------
Pro forma net income available to common stockholders                      $15,665     $13,722       $ 9,925
Pro forma earnings per share:
  Basic                                                                       0.85        0.72          0.60
  Diluted                                                                     0.85        0.72          0.59

   The following table summarizes the weighted average exercise prices of option activity for the years ended March 31:

                                                                              2001        2000        1999
------------------------------------------------------------------------------------------------------------
Balance at beginning of period                                              $14.22      $12.05       $     -
Granted                                                                       8.44       15.54         12.05
Exercised                                                                        -       12.00             -
Canceled                                                                     13.97       14.49         12.00
Balance at end of period                                                     13.67       14.22         12.05

As of March 31, 2001, the weighted average exercise price of exercisable options was $13.64. Outstanding options as of March 31, 2001 had a weighted average remaining contractual life of 7.8 years. The per share weighted average fair value of options granted during the year ended March 31, 2001, 2000 and 1999 was $5.40, $9.35 and $8.19, respectively.

11. LEASES

The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Certain of the leases for its office facilities are with various employee stockholders. Future noncancelable lease commitments as of March 31, 2001 are as follows:

                                                                   Related-Party       Other
                                                                       Leases          Leases         Total
------------------------------------------------------------------------------------------------------------
2002                                                                  $ 2,434         $ 6,733        $ 9,167
2003                                                                    2,200           5,942          8,142
2004                                                                    2,067           5,295          7,362
2005                                                                    1,960           4,128          6,088
2006                                                                    1,273           2,760          4,033
Thereafter                                                              3,092           4,538          7,630
------------------------------------------------------------------------------------------------------------
Total                                                                 $13,026         $29,396        $42,422
============================================================================================================

Rental expense related to the above leases was as follows:

                                                                   Related-Party       Other
                                                                       Leases          Leases         Total
------------------------------------------------------------------------------------------------------------
Year ended March 31, 2001                                             $2,820          $5,851         $ 8,671
Year ended March 31, 2000                                              1,452           4,714           6,166
Year ended March 31, 1999                                              1,042           2,487           3,529

Certain of the Company's leases are subject to renewal options which range up to 7 years.

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

Related party notes receivable at March 31, 2001, relates to amounts loaned to an officer of the Company. This note bears interest at the interest rate charged the Company on its revolving credit facility and is due and payable, with interest, on September 30, 2005. All interest has been paid on the note through March 31, 2001.

13. SEGMENTS

In fiscal 1999, the Company adopted the provisions of Statement of Financial Accounting Standards 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131). This statement establishes new standards for reporting information about operating segments and related disclosures.

As an integrated office imaging solutions provider, the Company is organized into 14 geographical operating segments (core dealers). These individual segments have been aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the core dealers and the common nature of the products and services, classes of customers and distribution channels.

The revenues of these aggregated segments are derived from the two principal categories of revenues as reported in the Company's consolidated statements of operations. Substantially all of the Company's revenue is attributable to customers in the United States. Additionally, all of the Company's assets are located in the United States.

14. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The Company has issued $100,000 of 10-3/4% Senior Subordinated Notes (the Notes), that are fully and unconditionally guaranteed on a joint and several basis by all the Company's existing subsidiaries (the Guarantors), each of which is wholly owned, directly or indirectly, by the Company. The Company is a holding company all of whose operations are conducted by the Guarantors and the Company has no operations or assets separate from its investment in its subsidiaries. Separate financial statements and other disclosures of the Guarantors are not presented because management determined the information is not material to investors.

15. SUBSEQUENT EVENTS (UNAUDITED)

The Company announced a stock repurchase program in May 2001 whereby $4,000 of the Company's common stock may be acquired in the open market. The Company obtained the approval of the lenders under its senior credit facility. This stock repurchase program is for the purpose of enhancing shareholder value.

REPORT OF INDEPENDENT AUDITORS


Board of Directors
Global Imaging Systems, Inc.

We have audited the accompanying consolidated balance sheets of Global Imaging Systems, Inc. as of March 31, 2001 and 2000, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Imaging Systems, Inc. at March 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

Tampa, Florida                               /s/ Ernst & Young LLP
May 11, 2001

QUARTERLY
FINANCIAL
DATA                                                                          GLOBAL IMAGING SYSTEMS, INC.
==========================================================================================================

                                            FOR THE YEARS ENDED MARCH 31, 2001 AND 2000

----------------------------------------------------------------------------------------------------------
                                                    Income       Diluted
                                                    Before       Earnings                        Dividends
                                       Gross     Extraordinary     Per       Stock Price (1)      Paid Per
                         Revenues     Margin         Item         Share      High       Low      Share (2)
----------------------------------------------------------------------------------------------------------
2001
First quarter             $136,917    $ 50,371       $ 3,557      $.19     $10.50     $ 6.00     $  -
Second quarter             151,131      53,135         4,178       .23      10.688      5.875       -
Third quarter              146,773      54,229         4,282       .24       6.063      2.875       -
Fourth quarter             162,329      58,984         4,483       .25       6.50       3.984       -
----------------------------------------------------------------------------------------------------------
Year                      $597,150    $216,719       $16,500      $.90     $10.688    $ 2.875    $  -
==========================================================================================================

2000
First quarter             $100,524    $ 36,678       $ 4,088      $.18     $18.625    $10.938    $  -
Second quarter             121,023      43,068         4,789       .25      21.125     14.250       -
Third quarter              120,307      43,933         3,424       .18      18.125     10.375       -
Fourth quarter             131,822      48,721         3,404       .18      11.813      7.063       -
----------------------------------------------------------------------------------------------------------
Year                      $473,676    $172,400       $15,705      $.78     $21.125    $ 7.063    $  -
==========================================================================================================

(1) Global Imaging Systems, Inc. common stock is traded on the Nasdaq National Market under the symbol "GISX". Stock quotations were obtained from the National Association of Securities Dealers. On June 18, 2001, Global had 164 stockholders of record plus approximately 4,600 beneficial owners holding Global common stock in broker name.
(2) Global is prohibited from paying cash dividends under the terms of the agreement governing its senior credit facility and the indenture governing its 10-3/4% Senior Subordinated Notes due 2007.