Form 10-K, Exhibit 13
period 2002-03-31
GLOBAL IMAGING SYSTEMS INC
filed 2002-06-28
CIK 1050167

EXHIBIT-13.1
EXCERPTS FROM ANNUAL REPORT TO STOCKHOLDERS

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of and for the fiscal years ended March 31, 1998 through March 31, 2002 are derived from our audited consolidated financial statements. Since the information presented below is only a summary and does not provide all of the information in our financial statements, including the related notes, you should read the “management’s discussion and analysis of financial condition and results of operations” section and our financial statements.

	Fiscal Year Ended March 31,
	2002	2001	2000	1999	1998
	(In thousands, except per share data)
Statement of Operations Data: Revenues:
Equipment and supplies sales	$461,876	$452,103	$355,852	$219,459	$121,316
Service and rentals	154,493	145,047	117,824	69,542	43,059

Total revenues	616,369	597,150	473,676	289,001	164,375
Costs and operating expenses:
Cost of equipment and supplies sales	307,046	306,346	241,837	154,083	85,972
Service and rental costs	80,318	74,085	59,439	34,434	21,594
Selling, general, and administrative expenses	158,121	147,888	113,612	63,939	38,619
Intangible asset amortization	949	10,113	8,183	4,627	3,076

Total costs and operating expenses	546,434	538,432	423,071	257,083	149,261

Income from operations	69,935	58,718	50,605	31,918	15,114
Interest expense	24,263	28,163	22,171	8,427	6,713

Income before income taxes and extraordinary item	45,672	30,555	28,434	23,491	8,401
Income taxes	18,458	14,055	12,729	10,390	3,948

Income before extraordinary item	27,214	16,500	15,705	13,101	4,453
Extraordinary charge for early retirement of debt	—	—	(654)	(1,817)	—

Net income	27,214	16,500	15,051	11,284	4,453
Yield adjustment on Class A common stock and accretions(1)	—	—	—	(901)	(2,442)

Net income available to common stockholders	$27,214	$16,500	$15,051	$10,383	$2,011

Basic earnings per share	$1.48	$.90	$.79	$.63	$.21

Diluted earnings per share	$1.45	$.90	$.78	$.62	$.21

Basic weighted average shares outstanding(2)	18,372	18,330	19,031	16,478	9,805

Diluted weighted average shares outstanding(2)	18,718	18,333	19,176	16,811	9,805

Cash dividends per common share	—	—	—	—	—

Balance Sheet Data (at period end):
Working capital	$74,090	$70,854	$67,317	$44,969	$24,255
Total assets	473,160	478,819	433,565	310,419	164,342
Total debt	207,922	276,650	247,722	168,277	97,485
Total stockholders’ equity	190,177	123,796	117,613	94,899	38,248

(1)
Reflects adjustments for amounts payable to holders of Global’s Class A common stock upon a sale of Global or its initial public offering. These amounts equal an 8.0% annual yield on the original cost per share of $90.00 and, for 1998, the accretion of the difference between the redemption value of the Class A common stock and the value allocated to the stock, accreted from January 1998 to June 1998.

(2)	Assumes, for periods prior to the initial public offering, the conversion of outstanding shares of Class C common stock into common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in thousands except per share amounts)

The following discussion and analysis should be read in conjunction with the accompanying financial statements and related notes included elsewhere in this annual report. Much of the discussion in this section involves forward-looking information. Our actual results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause our results to differ from these statements are described in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended March 31, 2002.

Overview

We are a leading provider of a number of office technology solutions. We sell and service automated office equipment, network integration solutions and electronic presentation systems. We offer solutions incorporating products from Konica, Canon, Ricoh, Sharp, Hewlett-Packard, IBM, Microsoft, InFocus, Sony and other leading companies. We also offer a variety of ongoing contract services, including service, supply, network management, technical support and training. We currently operate from 118 locations in 26 states and the District of Columbia. Since our founding in June 1994, we have acquired 54 businesses, all within the United States, and presently operate 14 core companies and 40 satellite companies. The first acquisition was completed in August 1994. We believe the businesses we have acquired and other businesses we acquire in the future will benefit from our various programs and operating strategies. These benefits include increased operating efficiencies, the support of experienced and professional senior management, expansion of the types of office imaging products and services offered, increased access to capital, and enhanced financial management.

Our revenues come from two sources: (1) sales of equipment and supplies and (2) sales of complementary services and equipment rentals. The growth of equipment revenues and the complementary supplies, parts and service revenues depends on several factors, including the demand for equipment, our reputation for providing timely and reliable service, and general economic conditions. Revenues generated from the sale of equipment and complementary supplies, parts and services are affected by price, general economic conditions, service reputation, and competitors’ actions in the marketplace. Sales of complementary supplies, parts and services are affected by equipment sales and rental volumes.

Gross profit as a percentage of revenues varies from period to period depending on a number of variables. Those variables include the mix of revenues from equipment, supplies, service and rentals; the mix of revenues among the markets served by us; and the mix of revenues of the businesses acquired by us. As we acquire businesses, the percentage of our revenues that come from sales of equipment and supplies, as opposed to service and rentals, fluctuates depending on whether the businesses acquired are automated office equipment dealers or are network integrators or electronic presentation systems dealers. Automated office equipment dealers typically derive a higher percentage of their revenues from service and rentals, and a lower percentage from sales of equipment and supplies, than do network integrators or electronic presentation system dealers. Generally, sales of equipment and supplies have lower gross profit margins than revenues from service and rentals. In addition, equipment sales in the automated office equipment market generally have higher gross profit margins than equipment sales in the network integration or electronic presentation systems markets. To the extent these markets grow faster than the automated office equipment market, over time a larger percentage of our revenues and gross profits may be derived from sales that have lower gross profit margins than our current gross profit margins.

Cost of goods sold consists primarily of the cost of new equipment, cost of supplies and parts, labor costs to provide services, rental equipment depreciation and other direct operating costs. We depreciate our rental equipment primarily over a three-year period on a straight-line basis.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon Global’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an on-going basis, we evaluate these estimates, including those related to accounts receivable, inventories, vendor incentives, intangible assets and contingencies. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe are reasonable. Actual results could differ materially from these estimates. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Accounts Receivable

We maintain allowances for doubtful accounts for estimated losses arising from the inability of our customers to make required payments. Our estimate of losses is based upon prior collection experience, a review of specific customers and their ability to pay, and an overall appraisal of current economic conditions. If the financial condition of our customers were to deteriorate, resulting in a reduced ability to make payments, additional allowances may be required which would reduce income.

Inventories

Inventories are valued at the lower of cost (specific identification and/or average cost for equipment and average cost for related parts and supplies) or market value. We write down our inventories for estimated obsolescence equal to the difference between the cost of inventories and the estimated market values based upon an aging analysis of the inventories on hand, specifically known inventory-related risks and assumptions about future demand and market conditions. These write-downs are reflected in our cost of sales. If actual market conditions are less favorable than those projected by management, additional write-downs may be required which could have an adverse effect on our financial results.

Vendor Incentives

We receive incentives from some of our vendors related to volume rebates, cooperative advertising allowances and other programs or agreements. We record unrestricted volume rebates received as a reduction of inventories and recognize the incentives as a reduction to cost of sales when the related inventories are sold. Cooperative advertising allowances are generally required by the vendor to be used by us exclusively for advertising or other marketing programs. These restricted cooperative advertising allowances are recognized as a reduction to selling, general and administrative expenses as the related marketing expenses are incurred. Amounts received or receivable from vendors that are not yet earned are deferred in the consolidated balance sheet.

In addition, we receive early payment discounts from certain vendors. We record early payment discounts received as a reduction of inventories and recognize the discount as a reduction to cost of sales when the related inventories are sold.

Intangible Assets

We examine the carrying value of our excess of cost over fair value of acquired net assets (goodwill) and other intangible assets as current events and circumstances warrant to determine whether there are any impairment losses. For goodwill, we test the recorded amount annually, or more frequently if conditions change, for impairment by comparing the recorded value to estimated fair value. If indicators of impairment were present relating to other intangible assets and future cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified. No event has been identified that would indicate an impairment of the value of goodwill recorded in the consolidated financial statements.

Contingencies

We accrue for contingent obligations, including estimated legal costs, when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements. Estimates that are particularly sensitive to future charges include tax, legal and other regulatory matters which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

Results of Operations

The following table sets forth, for the periods indicated, information derived from the consolidated statements of operations of Global expressed as a percentage of total revenues.

	Fiscal Year Ended March 31,
	2002	2001	2000
Revenues:
Equipment and supplies sales	74.9%	75.7%	75.1%
Service and rentals	25.1	24.3	24.9

Total revenues	100.0	100.0	100.0
Cost of goods sold	62.8	63.7	63.6

Gross profit	37.2	36.3	36.4
Selling, general, and administrative expenses	25.7	24.8	24.0
Intangible asset amortization	.2	1.7	1.7

Income from operations	11.3	9.8	10.7
Interest expense	3.9	4.7	4.7

Income before income taxes and extraordinary item	7.4	5.1	6.0
Income taxes	3.0	2.3	2.7

Income before extraordinary item	4.4	2.8	3.3
Extraordinary charge for early retirement of debt	—	—	(.1)

Net income	4.4%	2.8%	3.2%

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Revenues

Total revenues for the fiscal year ended March 31, 2002 were $616,369 an increase of 3.2% over the same period in 2001. The majority of the revenue growth was due to the acquisition of businesses during 2002 and 2001, with the remainder coming from internal growth.

Equipment and supplies revenues increased to $461,876 in fiscal year 2002, an increase of 2.2% over 2001. This represented 74.9% of total revenues compared to 75.7% for the prior year. In 2001, the equipment and supplies revenues component of our existing businesses increased more than the service and rentals revenue component.

Service and rental revenues for the fiscal year ended March 31, 2002 increased to $154,493, an increase of 6.5% from the same period the prior year. This represented 25.1% of total revenues for the fiscal year ended 2002 compared to 24.3% for the same period in 2001.

Gross Profit

Gross profit of $229,005 for the fiscal year ended March 31, 2002 reflected a 5.7% increase over the same period in 2001. Expressed as a percent of total revenue, gross profit was 37.2% for fiscal year 2002 compared to 36.3% for fiscal year 2001. Office equipment dealers typically derive a higher percentage of total revenues from service and rentals, while network integration and electronic presentation systems dealers derive a higher percentage of total sales from equipment and supplies. For our existing businesses, the sales internal growth rate of the automated office equipment dealers was higher than the network integration solutions and electronic presentation systems dealers.

The combined equipment and supplies gross profit as a percentage of combined equipment and supplies revenues increased to 33.5% for the fiscal year ended 2002 from 32.2% for the same period one year ago. This was due mostly to copier equipment sales being a larger percentage of equipment revenues. As a percentage of combined service and rental revenue, the combined service and rental gross profit margin declined to 48.0% for the fiscal year ended March 31, 2002 from 48.9% for the same period one year ago. This is primarily due to an increase in rental depreciation expense as a result of several large accounts replacing fully depreciated rental equipment with new rental equipment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 6.9% to $158,121 for the fiscal year ended March 31, 2002. This amount was 25.7% of total revenues compared to 24.8% of total revenues for the same period in 2001. These expenses increased principally due to payroll wages and commissions related to the increase in sales, and increased health and property and casualty insurance expenses, and occupancy expenses. The increase in expense as a percentage of revenues was the result of acquiring automated office equipment businesses in 2001 and 2002.

Intangible Asset Amortization

Intangible asset amortization was $949 for the fiscal year ended March 31, 2002. This amortization relates solely to non-compete agreements, because goodwill is no longer amortized due to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, effective April 1, 2001. During the same period in 2001, intangible asset amortization was $10,113, which included goodwill amortization of $8,991 and non-compete agreements amortization of $1,122. See Note 13 to the consolidated financial statements for a further discussion of SFAS No. 142.

Income From Operations

Income from operations was $69,935, or 11.3% of total revenues for the fiscal year ended March 31, 2002, compared to $58,718, or 9.8% of total revenues for the same period in 2001. Income from operations was positively impacted by the early adoption of SFAS No. 142 (see Note 13 to the consolidated financial statements) and the increase in combined revenues and gross profit.

Interest Expense

Interest expense was $24,263 for the fiscal year ended March 31, 2002, a decrease of 13.8% from the same period in 2001. The decrease in interest expense was due to a slightly lower average level of borrowings and lower interest rates. Interest expense includes the amortization of financing fees incurred in connection with our current credit facility, the senior subordinated notes and the ineffective hedging activities.

Income Taxes

The provision for income taxes was $18,458 for the fiscal year ended March 31, 2002 compared to $14,055 for the same period in 2001. The increase in income taxes was primarily due to increased pre-tax income in 2002, offset by the reduction in the effective income tax rate. The decline in the effective income tax rate is primarily due to goodwill not being amortized with the adoption of SFAS No. 142, effective April 1, 2001. The effective income tax rate was higher than the federal statutory rate of 35% due to state and local taxes, and for the year ended March 31, 2001, the non-deductible goodwill amortization.

Fiscal Year Ended March 31, 2001 Compared to Fiscal Year Ended March 31, 2000

Revenues

Total revenues for the fiscal year ended March 31, 2001 were $597,150, an increase of 26.1% over the same period in 2000. The majority of the revenue growth was due to internal growth during 2001, with the remainder coming from acquisition of businesses.

Equipment and supplies revenues increased to $452,103 in fiscal year 2001, an increase of 27.0% over 2000. This represented 75.7% of total revenues compared to 75.1% for the prior year. In 2001, the equipment and supplies revenues component of our existing businesses increased more than the service and rentals revenue component. In 2000, we acquired businesses that added proportionately more service and rentals than we had in our existing businesses.

Service and rental revenues for the fiscal year ended March 31, 2001 increased to $145,047, an increase of 23.1% from the same period the prior year. This represented 24.3% of total revenues for the fiscal year ended 2001 compared to 24.9% for the same period in 2000.

Gross Profit

Gross profit of $216,719 for the fiscal year ended March 31, 2001 reflected a 25.7% increase over the same period in 2000. Expressed as a percent of total revenue, gross profit was 36.3% for fiscal year 2001 compared to 36.4% for fiscal year 2000. Office equipment dealers typically derive a higher percentage of total revenues from service and rentals, while network integration and electronic presentation systems dealers derive a higher percentage of total sales from equipment and supplies. For our existing businesses, the sales internal growth rate of the network integration solutions and electronic presentation systems dealers was higher than the automated office equipment dealers. This was partially offset by the acquisition of primarily satellite automated office equipment dealers in 2000 and 2001. Combined service and rental gross profit margins were 48.9% for the fiscal year ended March 31, 2001 and 49.6% for the fiscal year ended March 31, 2000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 30.2% to $147,888 for the fiscal year ended March 31, 2001. This amount was 24.8% of total revenues compared to 24.0% of total revenues for the same period in 2000. These expenses increased principally due to our acquisitions made in 2001 and 2000. Office equipment dealers typically incur higher SG&A expenses as a percentage of revenue, while network integration solutions and electronic presentation systems dealers incur a lower level of SG&A as a percentage of revenue. The increase in expense as a percentage of revenues was the result of acquiring automated office equipment businesses in 2000 and 2001 and an increase in health insurance expenses.

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

Interest Expense

Interest expense was $28,163 for the fiscal year ended March 31, 2001, an increase of 27.0% from the same period in 2000. The increase was primarily due to the increase in our borrowings and higher borrowing rates. The proceeds from the additional borrowings were used to fund the cost of the businesses acquired in 2001 and 2000 and our repurchase of common stock. Interest expense includes the amortization of financing fees incurred in connection with our current credit facility with Wachovia f/k/a First Union and the senior subordinated notes and the prior credit facility with First Union.

Income Taxes

The provision for income taxes was $14,055 for the fiscal year ended March 31, 2001 compared to $12,729 for the same period in 2000. The increase in income taxes was primarily due to increased pre-tax income because of businesses we acquired during 2001 and 2000. The effective income tax rate increased from 44.8% for the fiscal year ended March 31, 2000 to 46.0% for the same period in 2001. The effective income tax rates for 2001 and 2000 were higher than the federal statutory rate of 35.0%, plus state and local taxes, primarily due to non-deductible goodwill amortization relating to the businesses acquired.

QUARTERLY RESULTS OF OPERATIONS

The following table presents selected consolidated financial information for each of Global’s last eight fiscal quarters. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such quarterly information.

	Quarter Ended
	Mar. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000
Revenues:
Equipment and supplies sales	$110,859	$112,028	$122,426	$116,563	$123,687	$109.243	$116,379	$102,794
Service and rentals	38,809	39,102	37,696	38,886	38,642	37,530	34,752	34,123

Total revenues	149,668	151,130	160,122	155,449	162,329	146,773	151,131	136,917
Costs and operating expenses:
Cost of equipment and supplies sales	71,669	74,170	83,002	78,205	82,890	73,876	80,106	69,474
Service and rental costs	20,160	19,724	19,720	20,714	20,455	18,668	17,890	17,072
Selling, general and administrative expenses	39,135	39,086	40,053	39,847	41,004	36,373	35,796	34,715
Intangible asset amortization	211	226	248	264	2,616	2,615	2,443	2,439

Total costs and operating expenses	131,175	133,206	143,023	139,030	146.965	131,532	136,235	123,700

Income from operations	18,493	17,924	17,099	16,419	15,364	15,241	14,896	13,217
Interest expense	5,401	5,905	6,291	6,666	7,053	7,306	7,144	6,660

Income before income taxes	13,092	12,019	10,808	9.753	8,311	7.935	7,752	6,557
Income taxes	5,263	4,868	4,377	3,950	3,828	3,653	3,574	3,000

Net income	$7,829	$7,151	$6,431	$5,803	$4,483	$4,282	$4,178	$3,557

Basic earnings per share	$.41	$.39	$.36	$.32	$.25	$.24	$.23	$.19

Diluted earnings per share	$.40	$.39	$.35	$.32	$.25	$.24	$.23	$.19

Basic weighted average number of shares	19,193	18,153	18,106	18,049	18,049	18,074	18,196	19,001

Diluted weighted average number shares	19,755	18,513	18,456	18,163	18,049	18,074	18,196	19,014

The following table sets forth selected consolidated financial information as a percentage of total revenues for each of Global’s last eight fiscal quarters.

	Quarter Ended
	Mar. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000
Revenues:
Equipment and supplies sales	74.1%	74.1%	76.5%	75.0%	76.2%	74.4%	77.0%	75.1%
Service and rentals	25.9	25.9	23.5	25.0	23.8	25.6	23.0	24.9

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Costs and operating expenses:
Cost of equipment and supplies sales	47.9	49.1	51.8	50.3	51.1	50.3	53.0	50.7
Service and rental costs	13.5	13.0	12.3	13.3	12.6	12.7	11.8	12.5
Selling, general and administrative expenses	26.1	25.9	25.0	25.6	25.2	24.8	23.7	25.3
Intangible asset amortization	.1	.1	.2	.2	1.6	1.8	1.6	1.8

Total costs and operating expenses	87.6	88.1	89.3	89.4	90.5	89.6	90.1	90.3

Income from operations	12.4	11.9	10.7	10.6	9.5	10.4	9.9	9.7
Interest expense	3.7	3.9	3.9	4.3	4.4	5.0	4.8	4.9

Income before income taxes	8.7	8.0	6.8	6.3	5.1	5.4	5.1	4.8
Income taxes	3.5	3.3	2.8	2.6	2.3	2.5	2.3	2.2

Net income	5.2%	4.7%	4.0%	3.7%	2.8%	2.9%	2.8%	2.6%

Liquidity and Capital Resources

Historically, Global has financed its operations primarily through internal cash flow, sales of equity and debt securities and bank financing, including the financing facilities described below. These sources of funds have been used to fund our growth both internally and through acquisitions. We are pursuing an acquisition strategy and expect to acquire more businesses. As we continue to acquire more businesses, it is likely we will incur additional debt and seek additional equity capital.

In February 2002, we issued 2,695,000 shares of our common stock in a public equity offering with net proceeds to us of $39,058. With the proceeds from the offering, we paid down the entire $25,000 senior term loan, a portion of the $75,000 senior term loan and applied the remainder to the $150,000 revolving line of credit balance.

On March 31, 2000, our board of directors authorized us to repurchase up to $10,000 of our common stock. Our common stock repurchase under this program commenced on May 11, 2000. During the year ended March 31, 2001, we repurchased 1,126,704 shares of our common stock for a total of $9,987. The program was completed in October 2000.

In May 2001, our board of directors authorized us to repurchase up to an additional $4,000 of our common stock. No shares have been repurchased to date under this program.

We have a $250,000 Senior Credit facility with a syndicate of banks and financial institutions with Wachovia Bank, NA (formerly known as First Union National Bank) serving as Administrative Agent. Our current credit agreement consists of a $150,000 five-year senior secured revolving line of credit, a $25,000 five-year senior term loan (currently repaid down with proceeds from our public equity offering in February 2002), and a $75,000 seven-year senior term loan. The revolving credit line of the senior credit facility and the $25,000 senior term loan bear interest at rates ranging from 2.00% to 3.00% over LIBOR or from .75% to 1.75% over a base rate related to prime rate, and will vary according to our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization. The $75,000 senior term loan bears interest at a rate of 3.25% over LIBOR or 2.00% over a base rate related to prime rate. The senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by us and our material subsidiaries. Amounts borrowed under the revolving credit line of the senior credit facility may be repaid and borrowed over the life of the senior credit facility, with a final maturity date of June 30, 2004. The terms of the senior credit facility require strict compliance with numerous affirmative, negative, and financial covenants. Amounts borrowed under the revolving line of credit may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders approval in the case of acquisitions with a cash purchase price of over $25,000 or an aggregate purchase price (cash, stock or other consideration) of over $50,000. As of March 31, 2002, we had $110,400 of additional borrowing availability under our senior credit facility. This amount has been reduced by $700 to reflect the aggregate amount of an outstanding standby letter of credit issued under the credit facility to support our obligations incurred in the ordinary course of business. As of March 31, 2002, no amounts had been paid under this letter of credit.

In March 1999, we issued $100,000 in senior subordinated notes due March 8, 2007. The net proceeds of approximately $96,000 were used to reduce our previous revolving credit facility with First Union National Bank. The notes bear interest at 10.75%, payable semi-annually. The notes may be redeemed at our option beginning on February 15, 2003 at the following redemption prices, expressed as percentages of the principal amount:

Year	Percentage
2003	105.375%
2004	102.688%
2005 and thereafter	100.000%

At any time on or prior to February 15, 2002, we had the option to use the net cash proceeds from a public equity offering to redeem in the aggregate up to 35% of the aggregate principal amount of the notes at a redemption price equal to 110.75% of the principal amount, provided that at least 65% of the aggregate principal amount of the notes originally issued remain outstanding, and the redemption occurs within 60 days after the consummation of the public equity offering. We did not use the net cash proceeds from our 2002 public equity offering to redeem the notes. The notes are guaranteed by the current subsidiaries on an unsecured senior subordinated basis. The notes require strict compliance with certain affirmative, negative and financial covenants. Under the terms of the senior subordinated notes, we are prohibited from paying cash dividends.

We are exposed to changes in interest rates, primarily from our senior credit agreement, and use interest rate cap and swap agreements to fix interest rates on variable debt and reduce certain exposures to interest rate fluctuations. We also have long-term debt that bears a fixed rate. There is a risk that market rates will decline and the required payments will exceed those based on current market rates on the long-term debt. Our risk management objective in entering into such contracts and agreements is only to reduce our exposure to the effects of interest rate fluctuations and not for speculative investment. At March 31, 2002, we had total long-term debt of $207,922, of which approximately $108,000 was variable rate debt. Our interest rate swaps effectively converted $52,000 of this variable rate debt to fixed rate debt leaving approximately $56,000 of the total long-term debt exposed to interest rate risk. At March 31, 2001, we had total long-term debt of $276,650, of which approximately $177,000 was variable rate debt. Our interest rate swaps effectively converted $52,000 of this variable rate debt to fixed rate debt leaving approximately $125,000 of the total long-term debt exposed to interest rate risk. Based upon an assumed 10% increase or decrease in interest rates from their March 31, 2002 and 2001 levels, the market risk with respect to our variable rate debt would not be material to our financial statements. Additional information regarding financial instruments is included in Note 5 of our financial statements and it is an integral part of this disclosure about market risk.

Under the terms of three of our acquisition agreements, we may be required to make additional payments of up to $19,298 in cash and issue common stock valued at up to $5,000 over the next three years to some of the former owners of the businesses we have acquired based on the profitability of those businesses during this time period.

For the fiscal years ended March 31, 2002 and 2001, the net cash provided by operations was $51,872 and $31,975, respectively. For the fiscal years ended March 31, 2002 and 2001, our net cash used in investing activities was $21,741 and $54,365, respectively, primarily for the purchase of businesses and capital expenditures. For the fiscal years ended March 31, 2002 and 2001, our net cash (used in) provided by financing activities was $(30,131) and $18,761, respectively. Net cash used in financial activities increased in 2002 due to the repayment of a significant portion of our revolving line of credit and other long-term debt.

We believe that cash flows from future operations, together with funds available under our senior credit agreement, will be sufficient to fund our current and foreseeable operational needs and acquisition growth strategy.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, Business Combinations. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of this standard did not have a material impact on our financial statements.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and associated asset retirement cost. SFAS No. 143 is effective for financial statements relating to fiscal years beginning after June 15, 2002. We do not expect the adoption of this standard to have a material impact on our financial statements.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The FASB’s new rules on asset impairment supersede SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and provide a single accounting model for long-lived assets to be disposed of. We do not expect the adoption of this standard to have a material impact on our financial statements.

In May 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates Statement 4 (and Statement 64, as it amends Statement 4), which requires gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions.

In addition, SFAS No. 145 makes technical corrections to existing pronouncements. This statement is effective for fiscal years beginning after May 2002 for the provisions related to the rescission of Statements Nos. 4 and 64, and for all transactions entered into beginning May 2002 for the provision related to the amendment of Statement No. 13 although early adoption is permitted. We do not expect the adoption of this standard to have a material impact on our financial statements.

GLOBAL IMAGING SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS
March 31, 2002 and 2001

	March 31,
	2002	2001
	(In thousands, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowance for doubtful accounts ($2,376 and $2,150 at March 31, 2002 and 2001, respectively)	70,763	82,830
Inventories	64,204	61,608
Deferred income taxes	4,495	3,813
Prepaid expenses and other current assets	4,214	3,667

Total current assets	143,676	151,918
Rental equipment, net	13,885	13,553
Property and equipment, net	12,377	11,550
Other assets	1,074	1,156
Related party notes receivable	400	400
Intangible assets, net:
Goodwill	296,779	294,204
Noncompete agreements	572	1,461
Financing fees	4,397	4,577

Total assets	$473,160	$478,819

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$21,984	$23,251
Accrued liabilities	7,798	12,422
Accrued compensation and benefits	12,766	13,583
Accrued interest	1,790	2,037
Current maturities of long-term debt	873	5,521
Deferred revenue	21,400	23,828
Income taxes payable	2,975	422

Total current liabilities	69,586	81,064
Deferred income taxes	6,348	2,830
Long-term debt, less current maturities	207,049	271,129

Total liabilities	282,983	355,023
Stockholders’ equity:
Preferred stock, $.01 par value: 10,000,000 shares authorized: no shares issued	—	—
Common stock, $.01 par value: 50,000,000 shares authorized: 22,051,668 and 19,225,086 shares issued and 20,876,029 and 18,049,447 shares outstanding at March 31, 2002 and 2001, respectively	221	192
Common stock held in treasury, at cost	(10,352)	(10,352)
Additional paid-in capital	131,468	91,475
Retained earnings	69,695	42,481
Accumulated other comprehensive loss	(855)	—

Total stockholders’ equity	190,177	123,796

Total liabilities and stockholders’ equity	$473,160	$478,819

See accompanying notes.

GLOBAL IMAGING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended March 31, 2002, 2001 and 2000

	Year Ended March 31,
	2002	2001	2000
	(In thousands, except per share amounts)
Revenues:
Equipment and supplies sales	$461,876	$452,103	$355,852
Service and rentals	154,493	145,047	117,824

Total revenues	616,369	597,150	473,676
Costs and operating expenses:
Cost of equipment and supplies sales	307,046	306,346	241,837
Service and rental costs	80,318	74,085	59,439
Selling, general and administrative expenses	158,121	147,888	113,612
Intangible asset amortization	949	10,113	8,183

Total costs and operating expenses	546,434	538,432	423,071

Income from operations	69,935	58,718	50,605
Interest expense	24,263	28,163	22,171

Income before income taxes and extraordinary item	45,672	30,555	28,434
Income taxes	18,458	14,055	12,729

Income before extraordinary item	27,214	16,500	15,705
Extraordinary charge for early retirement of debt, net of tax benefit of $436	—	—	(654)

Net income	$27,214	$16,500	$15,051

Basic earnings per share:
Income before extraordinary item	$1.48	$.90	$.83
Extraordinary charge for early retirement of debt, net of tax benefit of $436	—	—	(.04)

Basic earnings per share	$1.48	$.90	$.79

Diluted earnings per share:
Income before extraordinary item	$1.45	$.90	$.82
Extraordinary charge for early retirement of debt, net of tax benefit of $436	—	—	(.04)

Diluted earnings per share	$1.45	$.90	$.78

Weighted average number of shares outstanding:
Basic	18,372	18,330	19,031
Diluted	18,718	18,333	19,176

See accompanying notes.

GLOBAL IMAGING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2002, 2001 and 2000

	Year Ended March 31,
	2002	2001	2000
	(In thousands)
OPERATING ACTIVITIES:
Net income	$27,214	$16,500	$15,051
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,379	10,948	8,304
Amortization	2,055	11,040	9,043
Extraordinary charge for early retirement of debt	—	—	654
Deferred income taxes	3,207	947	1,531
Changes in operating assets and liabilities, net of amounts acquired in purchase business combinations:
Accounts receivable	12,497	(10,120)	(11,172)
Inventories	(1,859)	(1,147)	(13,522)
Prepaid expenses and other current assets	(520)	(962)	(448)
Other assets	85	778	152
Accounts payable	(1,773)	(5,052)	1,439
Accrued liabilities, compensation and benefits and interest	(2,288)	6,734	1,338
Deferred revenue	(2,884)	(124)	(1,460)
Income taxes payable	2,759	2,433	(2,770)

Net cash provided by operating activities	51,872	31,975	8,140
INVESTING ACTIVITIES:
Related party notes receivable	—	(400)	47
Purchase of property, equipment and rental equipment	(14,444)	(16,812)	(8,394)
Payment for purchase of businesses, net of cash acquired	(7,297)	(37,153)	(73,144)

Net cash used in investing activities	(21,741)	(54,365)	(81,491)
FINANCING ACTIVITIES:
Net (payments) borrowings on revolving line of credit	(44,009)	33,112	(22,579)
Net (payments) borrowings on other long-term debt	(24,718)	(4,188)	97,563
Financing fees	(926)	(176)	(3,187)
Common stock issued for cash	39,522	—	8
Common stock repurchases	—	(9,987)	—

Net cash (used in) provided by financing activities	(30,131)	18,761	71,805

Net increase (decrease) in cash and cash equivalents	—	(3,629)	(1,546)
Cash and cash equivalents, beginning of year	—	3,629	5,175

Cash and cash equivalents, end of year	$—	$—	$3,629

See accompanying notes.

GLOBAL IMAGING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended March 31, 2002, 2001, and 2000

	Common Stock			Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Number of Shares	Par Value	Held in Treasury, at cost
	(In thousands, except share amounts)
Balances at March 31, 1999	18,725,841	$187	$(35)	$83,817	$10,930		$94,899
Common stock issued in conjunction with acquisitions	496,950	5		7,650			7,655
Stock options exercised	700			8			8
Net income					15,051		15,051

Balances at March 31, 2000	19,223,491	$192	$(35)	$91,475	$25,981		$117,613
Settlement of acquisition escrow claims	(47,340)		(330)				(330)
Common stock repurchases	(1,126,704)		(9,987)				(9,987)
Net income					16,500		16,500

Balances at March 31, 2001	18,049,447	$192	$(10,352)	$91,475	$42,481		$123,796
Comprehensive income:
Net Income					27,214		27,214
Unrealized loss on derivative instruments						$(855)	(855)

Total comprehensive income							26,359
Stock options exercised	36,344	1		463			464
Common stock issued in conjunction with earnout	95,238	1		499			500
Common stock issued in public equity offering	2,695,000	27		39,657			39,684
Cost of public equity offering				(626)			(626)

Balances at March 31, 2002	20,876,029	$221	$(10,352)	$131,468	$69,695	$(855)	$190,177

See accompanying notes.

Notes To Consolidated Financial Statements
(In thousands, except share and per share amounts)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

Global Imaging Systems, Inc. was formed on June 3, 1994. The Company’s principal operating subsidiaries are located in the United States and are in the business of supplying photocopiers, facsimile equipment, automated office equipment, network integration solutions, electronic presentation and document imaging and video conferencing equipment, and related service, parts, and supplies. The consolidated financial statements include the financial statements of Global Imaging Systems, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Funds received from certain vendors for volume rebates and marketing programs are accounted for as a reduction of cost of sales or selling, general and administrative expenses according to the nature of the program.

Advertising

Advertising costs are charged to expense as incurred. Advertising expenses totaled $1,941, $810 and $647 in fiscal 2002, 2001 and 2000, respectively.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, long-term debt, and interest rate swap and cap agreements. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair market value due to the short-term maturities of these instruments. The fair values of interest rate swap and cap agreements and long-term debt were estimated based on quoted market prices at year-end.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31,
	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Nonderivatives:
Long-term debt	$207,922	$209,922	$276,650	$256,275
Derivatives:
Interest rate swap and cap agreements related to debt	1,213	1,213	—	1,658

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents.

Concentrations of Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across different industries and geographical areas. As of March 31, 2002, the Company had no significant concentrations of credit risk.

During the fiscal year ended March 31, 2002, the Company purchased 16% of its equipment, parts and supplies from Konica. No other supplier represented in excess of 8% of its purchases. The Company’s wide array of vendors limits the risks it may face if one of its vendors experiences financial instability or fails to keep pace with the rapid development and introduction of new products.

Inventories

Inventories consist of photocopiers, facsimile equipment, automated office equipment, electronic presentation equipment, document imaging equipment, computers and related software, and related parts and supplies and are valued at the lower of cost (specific identification and/or average cost for equipment and average cost for related parts and supplies) or market value. Inventories are stated net of reserves of $3,745 and $3,412 at March 31, 2002 and 2001, respectively. Reserves are established for excess and slow-moving inventories.

Long-Lived Assets

The recoverability of long-lived assets (including related intangibles) is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and there is a likelihood that such operating losses will continue or other indications of impairment are present, the Company will determine if impairment exists based on the undiscounted expected future cash flows from operations before interest. Impairment losses would be measured based on the amount by which the carrying amount exceeds the fair value. No impairment losses have been recorded.

Rental Equipment

Rental equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the assets’ estimated economic lives, principally three years.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is principally provided using the straight-line method over the assets’ estimated economic lives, which range from 3 to 10 years.

Intangibles

Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No.142, Goodwill and Other Intangible Assets in accordance with the early adoption provisions of the standard. Under SFAS No. 142 goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment on a periodic basis. The provisions of SFAS No. 142 also require the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle. The Company completed the required transitional impairment test resulting in no goodwill impairment. Separately identified intangibles that are not deemed to have indefinite lives will continue to be amortized over their useful life, with no maximum life.

Noncompete agreements are amortized over the lives of the agreements, which range from two to four years, using the straight-line basis. Accumulated amortization was approximately $7,399 and $6,400 at March 31, 2002 and 2001, respectively.

Financing fees are amortized to interest expense over the terms of the underlying debt agreements using the straight-line method, which approximates the effective interest rate method. Accumulated amortization at March 31, 2002 and 2001 was approximately $2,862 and $1,757, respectively. In fiscal 1999 unamortized financing fees of $1,090 ($654, net of tax) that related to the existing lines of credit were charged to operations as an extraordinary item upon the early extinguishment of the related line of credit.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, Business Combinations. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of this standard did not have a material impact on our financial statements.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and associated asset retirement cost. SFAS No. 143 is effective for financial statements relating to fiscal years beginning after June 15, 2002. We do not expect the adoption of this standard to have a material impact on our financial statements.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The FASB’s new rules on asset impairment supersede SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and provide a single accounting model for long-lived assets to be disposed of. We do not expect the adoption of this standard to have a material impact on our financial statements.

In May 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates Statement 4 (and Statement 64, as it amends Statement 4), which requires gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 makes technical corrections to existing pronouncements. This statement is effective for fiscal years beginning after May 2002 for the provisions related to the rescission of Statements Nos. 4 and 64, and for all transactions entered into beginning May 2002 for the provision related to the amendment of Statement No. 13 although early adoption is permitted. We do not expect the adoption of this standard to have a material impact on our financial statements.

2.    ACQUISITIONS

During the year ended March 31, 2002, the Company acquired two businesses that provide office technology solutions and related services for an aggregate purchase price of approximately $2,700, none of which were individually significant, primarily for cash, including direct acquisition costs of approximately $200. Liabilities assumed in connection with these acquisitions totaled approximately $1,200. Total assets related to the two acquisitions were approximately $3,800, including goodwill of approximately $2,300.

During the year ended March 31, 2001, the Company acquired nine businesses that provide office technology solutions and related services for an aggregate purchase price of approximately $31,100, none of which were individually significant, primarily for cash, including direct acquisition costs of approximately $400. Liabilities assumed in connection with these acquisitions totaled approximately $6,300. Total assets related to the nine acquisitions were approximately $39,900, including goodwill of approximately $29,300.

During the year ended March 31, 2000, the Company acquired nine businesses that provide office technology solutions and related services for an aggregate purchase price of approximately $90,500, primarily for cash, including direct acquisition costs of approximately $700. Liabilities assumed in connection with these acquisitions totaled approximately $26,500. The Company also issued stock at its fair market value of approximately $7,700 in connection with these acquisitions.

A significant acquisition during the year ended March 31, 2000, was Lewan & Associates, acquired in June 1999 consisting of total assets of approximately $63,000 including goodwill of approximately $41,400.

Total assets related to the remaining eight acquisitions were approximately $47,900, including goodwill of approximately $32,600.

All acquisitions have been accounted for as purchases and accordingly are included in the results of operations from their dates of acquisitions. In connection with the allocation of purchase price, there were no significant adjustments to fair value.

Under the terms of three of its purchase agreements, the Company is committed to make future contingent payments (“the Earn-outs”) of up to $19,298 in cash and issue common stock valued up to $5,000 to the former owners of the acquired companies on or before September 30, 2004. The Company paid $4,562, $250 and $350 in cash Earn-outs during each of the three years ended March 31, 2002, 2001 and 2000, respectively, and $500 in stock Earn-outs during the year ended March 31, 2002. The contingent payments are primarily based on the future profitability, specifically earnings before interest and taxes, of the acquired companies. The former owners shall be entitled to receive, on or before September 30, 2004, the balance of the Earn-outs if applicable, minus any portion of the Earn-outs previously paid. The Earn-outs, if paid, will be recorded as goodwill related to the acquired companies. The Company has accrued $190 for the fiscal year ended March 31, 2002 related to the Earn-outs, which have been earned, and are payable.

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

	Unaudited Pro Forma Year Ended March 31,
	2002	2001	2000
Revenues	$620,594	$616,311	$548,307
Income before extraordinary item	26,987	16,592	12,629
Less extraordinary item	—	—	(654)

Net income	$26,987	$16,592	$11,975

Basic earnings per share:
Income before extraordinary item	$1.47	$.91	$.66
Net income per share	$1.47	$.91	$.62
Diluted earnings per share:
Income before extraordinary item	$1.44	$.91	$.65
Net income per share	$1.44	$.91	$.62

3.    RENTAL EQUIPMENT

The Company’s rental equipment consists of the following:

	March 31,
	2002	2001
Rental equipment on operating leases	$44,106	$35,578
Less accumulated depreciation	(30,221)	(22,025)

Rental equipment, net	$13,885	$13,553

4.    PROPERTY AND EQUIPMENT

The Company’s property and equipment consists of the following:

	March 31,
	2002	2001
Office furniture, equipment and leasehold improvements	$28,189	$22,180
Less accumulated depreciation and amortization	(15,812)	(10,630)

Property and equipment, net	$12,377	$11,550

5.    LONG-TERM DEBT

The Company’s long-term debt consists of the following:

	March 31,
	2002	2001
Term and revolving loans	$107,514	$176,452
Senior Subordinated Notes, 10 3/4% due 2007	100,000	100,000
Various notes payable	408	198

	207,922	276,650
Less current maturities	(873)	(5,521)

Total long-term debt	$207,049	$271,129

In February 2002, the Company issued 2,695,000 shares of our common stock in a public equity offering with net proceeds of $39,058. With the proceeds from the offering, we paid down the entire $25,000 senior term loan, a portion of the $75,000 senior term loan and applied the remainder to the $150,000 revolving line of credit balance.

        In June 1999, the Company retired the balance of $62,000 of long-term debt outstanding under the previous First Union loan with proceeds from a replacement credit agreement. The new credit agreement is with a syndicate of banks and financial institutions with Wachovia Bank NA formerly known as First Union National Bank as Administrative Agent (the “Credit Agreement”). Recognition of deferred financing costs of $1,090 related to the debt repayment resulted in an extraordinary charge of $654 ($.04 per share), net of related income tax benefit of $436. The Company’s current Credit Agreement consists of a $25,000 five-year senior term loan, a $75,000 seven-year senior term loan and a $150,000 five-year revolving line of credit. As of March 31, 2002, the Company had amounts outstanding on its Credit Agreement of $38,857 on the revolving credit line, none on the $25,000 senior term loan, and $68,657 on the $75,000 senior term loan. The new revolving credit line of the senior credit facility and the $25,000 senior term loan bear interest at rates ranging from 2.00% to 3.00% over LIBOR or from .75% to 1.75% over a base rate related to prime rate, and will vary according to Global’s ratio of its total funded debt to earnings before interest, taxes, depreciation and amortization. The $75,000 senior term loan bears interest at a rate of 3.25% over LIBOR or 2.00% over a base rate related to prime rate. Amounts borrowed under the revolving credit line of the Credit Agreement may be repaid and borrowed over the life of the senior credit facility, with a final maturity date of June 30, 2004. Under the Credit Agreement, the Company has pledged substantially all of its assets, including the capital stock of the Company’s subsidiaries, to the lenders. Amounts borrowed under the Credit Agreement may be used to fund working capital and general corporate purposes, including acquisitions.

In March 1999, the Company issued $100,000 Senior Subordinated Notes (“the Notes”) due March 8, 2007. The net proceeds of approximately $96,000 were used to reduce First Union’s previous revolving credit facility. The Notes bear interest at 10.75%, payable semi-annually. The Notes may be redeemed at the option of the Company beginning on February 15, 2003 at the following redemption prices, expressed as percentages of the principal amount:

Year	Percentage
2003	105.375%
2004	102.688%
2005 and thereafter	100.000%

At any time on or prior to February 15, 2002, the Company had the option to use the net cash proceeds from a public equity offering to redeem in the aggregate up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 110.75% of the principal amount, provided that at least 65% of the aggregate principal amount of the Notes originally issued remain outstanding, and the redemption occurs within 60 days after the consummation of the public equity offering. The company did not use the net cash proceeds from its 2002 public equity offering to redeem the notes. The Notes are guaranteed by all current subsidiaries of the Company, and must be guaranteed by all future subsidiaries of the Company, other than certain future financing subsidiaries, on an unsecured senior subordinated basis. Upon the occurrence of future change of control of the Company, the holders of the Notes have the right to require that the Company purchase all or a portion of the Notes at a price equal to 101% of the principal amount. The covenants of the Notes require strict compliance with certain affirmative, negative, and financial covenants.

In August 1999, the Company exchanged the Notes for exchange notes with identical terms, except the exchange notes do not contain transfer restrictions.

The Company uses interest rate swap and cap agreements to manage its interest rate risk. Amounts to be paid or received under the swap and cap agreements are recognized over the terms of the agreements as adjustments to interest expense. At March 31, 2002, the Company was party to interest rate swap agreements in a notional amount totaling $52,000. These agreements expire in September 2002. Under the swap agreements, the Company received an average variable rate of 3.9% and paid an average fixed rate of 6.6%. The interest rate cap agreements in the total notional amount of approximately $22,000 caps the Company’s interest rate exposure on the related variable interest rate debt at 9%. No payments have been received under this cap agreement. The cap expires September 2002.

Aggregate annual maturities of long-term debt at March 31, 2002 are as follows:

2003	$ 873
2004	822
2005	39,685
2006	53,146
2007	113,386
Thereafter	10

Total	$207,922

Interest paid was approximately $23,600, $26,600 and $20,400 for the years ended March 31, 2002, 2001 and 2000, respectively.

6.    STOCKHOLDERS’ EQUITY

During the year ended March 31, 2002 the Company issued common stock in a public offering totaling 2,695,000 shares. The Company issued 95,238 shares relating to earn-outs and 36,344 shares in connection with stock options exercised.

During the year ended March 31, 2001, the Company repurchased 1,126,704 shares under a repurchase plan adopted on March 31, 2000, which allowed the Company to repurchase up to $10,000 of its stock. The Company also received 47,340 shares in settlement of two escrow claims in November 2000.

7.    EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of stock options.

The following table reconciles the numerators and denominators of the basic and diluted EPS computations (shares in thousands):

	Year Ended March 31,
	2002	2001	2000
Numerator:
Income before extraordinary item	$27,214	$16,500	$15,705
Extraordinary charge for early retirement of debt, net of tax benefit of $436	—	—	(654)

Numerator for basic and diluted earnings per share — net income	$27,214	$16,500	$15,051

Denominator:
Denominator for basic earnings per share:	18,372	18,330	19,031
Effect of dilutive securities:
Employee stock options	346	3	145
Denominator for diluted earnings per share	18,718	18,333	19,176

8.    INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision are as follows:

	Year Ended March 31,
	2002	2001	2000
Current:
Federal	$13,076	$10,970	$9,173
State	2,175	2,138	2,025

	15,251	13,108	11,198
Deferred:
Federal	2,750	782	1,340
State	457	165	191

	3,207	947	1,531

	$18,458	$14,055	$12,729

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate are as follows:

	Year Ended March 31,
	2002	2001	2000
Tax at U.S. statutory rate	$15,985	$10,694	$9,952
State taxes, net of federal benefit	2,319	1,501	1,492
Goodwill amortization	—	1,580	1,335
Other permanent differences	154	280	(50)

	$18,458	$14,055	$12,729

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	March 31,
	2002	2001
Deferred tax assets:
Noncompete agreements	$1,940	$1,768
Inventory related	2,925	2,424
Various accrued expenses	853	781
Deferred revenue	—	2
Depreciation	223	415
Accounts receivable related	717	606
Derivatives	485	—
Other items	290	303

Gross deferred tax assets	7,433	6,299
Deferred tax liabilities:
Goodwill	9,286	5,316

Net deferred tax (liabilities) assets	$(1,853)	$983

Classified as follows:
Current assets	$4,495	$3,813
Noncurrent liabilities	(6,348)	(2,830)

	$(1,853)	$983

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is not necessary as of March 31, 2002 and 2001.

Cash paid for income taxes was approximately $13,000, $11,200 and $14,200 for the years ended March 31, 2002, 2001 and 2000, respectively.

9.    EMPLOYEE BENEFIT PLANS

The majority of the employees of the Company are eligible to participate in defined contribution plans (the “Plans”) established under Section 401(k) of the U.S. Internal Revenue Code. Employees are generally eligible to contribute voluntarily to the Plans after one year of service. The Company may contribute a discretionary amount of the employee contribution up to specified limits.

Employees are always vested in their contributed balance and generally become fully vested in the Company’s contributions after seven years of service. The expense related to the Company’s contributions to the Plans for the years ended March 31, 2002, 2001 and 2000 was approximately $2,300, $2,200 and $1,600 respectively.

10.    STOCK OPTION PLAN

In 1998, the Board of Directors adopted a stock option plan, as amended, under which 2,520,000 shares of the Company’s common stock may be sold pursuant to stock options granted or sold as restricted stock to directors, officers, employees, and consultants to the Company. As of March 31, 2002, the Company had granted options to purchase a total of 1,691,150 shares of common stock of the Company under the stock option plan and an option to purchase 10,000 shares of common stock of the Company outside of the stock option plan. These shares have exercise prices ranging from $5.63 to $18.13. All of these options are subject to vesting requirements based on length of service.

On January 25, 2001, the Board of Directors adopted the Global Imaging Systems, Inc. 2001 Stock Option Plan under which Global may grant options to purchase up to 300,000 shares of Global’s common stock to employees of and service providers to Global, except for executive officers and directors. Stock options granted under the 2001 stock option plan have the same terms as those granted under the 1998 plan. As of March 31, 2002, options to purchase a total of 300,000 shares of common stock of the Company were granted under the 2001 stock option plan. These shares have an exercise price of $5.44.

The following table summarizes the stock option activity for each of the three years ended March 31:

	Number of Shares	Per Share Option Price
Outstanding at March 31, 1999	526,100	$12.00 – 12.88
Granted	871,400	$13.13 – 18.13
Exercised	(700)	$12.00
Canceled	(62,600)	$12.00 – 18.13

Outstanding at March 31, 2000	1,334,200	$12.00 – 18.13
Granted	136,000	$ 6.31 – 12.00
Exercised	—	—
Canceled	(127,135)	$12.00 – 18.13

Outstanding at March 31, 2001	1,343,065	$ 6.31 – 18.13
Granted	434,000	$ 5.44 – 15.57
Exercised	(36,344)	$12.00 – 15.25
Canceled	(54,470)	$ 5.44 – 18.13

Outstanding at March 31, 2002	1,686,251	$ 5.44 – 18.13

Exercisable at March 31, 2002	548,350	$ 6.31 – 18.13

The following table further summarizes significant ranges of outstanding and exercisable stock options at March 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Weighted Average Remaining Contractual Life	Outstanding	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$ 5.44 – $ 8.00	8.8	509,500	$6.00	22,400	$7.84
$12.00 – $14.38	6.3	436,281	$12.07	244,810	$12.06
$15.25 – $18.13	7.1	740,470	$15.61	281,140	$15.61

	7.4	1,686,251	$11.79	548,350	$13.71

Pro forma information regarding net income and earnings per share is required by SFAS 123, Accounting for Stock-Based Compensation, which also requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Risk-free interest rate	5.0%	6.2%	6.0%
Volatility factor of the expected market price of the Company’s common stock	84.0%	82.0%	65.0%
Dividend yield	—	—	—
Weighted average expected life of options (in years)	5.0	5.0	5.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company has adopted the disclosure only provisions of SFAS No. 123, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Therefore, no compensation expense has been recognized for stock options granted at fair market value under its plans. If the Company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts as follows:

	2002	2001	2000
Pro forma net income	$25,762	$15,665	$13,722
Pro forma earnings per share:
Basic	1.40	0.85	0.72
Diluted	1.38	0.85	0.72

The following table summarizes the weighted average exercise prices of option activity for the years ended March 31:

	2002	2001	2000
Balance at beginning of period	$13.67	$14.22	$12.05
Granted	6.26	8.44	15.54
Exercised	12.77	—	12.00
Canceled	13.30	13.97	14.49
Balance at end of period	11.79	13.67	14.22

The per share weighted average fair value of options granted during the year ended March 31, 2002, 2001 and 2000 was $4.34, $5.40 and $9.35, respectively.

11.    DERIVATIVES

On April 1, 2001, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. The adoption of SFAS No. 133 did not have a material impact on the consolidated balance sheet or statement of operations of the Company and derivative instruments are not used by the Company for speculative purposes.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk, such as interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

The Company has entered into interest rate swap agreements that effectively convert a portion of its floating-rate debt to a fixed-rate basis until September 2002, thus reducing the impact of interest-rate changes on future interest expense. At March 31, 2002, $52,000 of the Company’s borrowings under the credit agreement has been designated as the hedged items to interest rate swap agreements. Under the swap agreements, the Company received an average variable rate of 3.9% and paid an average fixed rate of 6.6% for the year ended March 31, 2002. The Company has recognized a loss, net of tax, of approximately $855 related to the portion of the hedging instrument included in the assessment of hedge effectiveness, which has been recorded in comprehensive income. Ineffectiveness of the swap agreements recorded in earnings was not material. Amounts of net gains or losses on derivative instruments expected to be reclassified from comprehensive income to earnings in the next twelve months are not expected to be material.

The Company has entered into an interest rate cap agreement (cap) in the total notional amount of approximately $22,000, which is not designated as a hedging instrument. The cap is recorded on the balance sheet at fair value, with changes in the fair value of the cap being recorded in the consolidated statement of operations during the period of change. The cap limits the Company’s interest rate risk exposure to 9% for the related notional amount. No payments have been received under the cap, which expires September 2002.

12.    COMPREHENSIVE INCOME

The following table presents a reconciliation of comprehensive income, comprised of net income, the cumulative effect of adopting SFAS No. 133 on April 1, 2001 and the unrealized loss on cash flow hedges.

Year ended March 31, 2002
Net income	$27,214
Cumulative effect of adopting SFAS No. 133, net of tax	(994)
Unrealized loss on cash flow hedges, net of tax	139

Total comprehensive income	$26,359

13.    GOODWILL

Effective April 1, 2001, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets in accordance with the early adoption provisions of the standard. Under SFAS No. 142 goodwill and intangibles with indefinite lives are no longer amortized, but are tested for impairment on a periodic basis. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle. The Company completed the required transitional impairment test resulting in no goodwill impairment. Separately identified intangibles that are not deemed to have indefinite lives will continue to be amortized over their useful life, with no maximum life.

The changes in the carrying amount of goodwill from April 1 to March 31, 2002 are as follows:

Balance as of April 1, 2001	$294,204
Goodwill acquired	2,281
Impairment losses	—
Adjustments to goodwill	294

Balance at March 31, 2002	$296,779

The following pro forma table includes the prior period results of operations as if SFAS No. 142 had been adopted at April 1, 1999.

	Year Ended March 31,
	2002	2001	2000
Reported Net Income	$27,214	$16,500	$15,051
Add back: Goodwill amortization, net of tax	—	7,053	5,443

Adjusted net income	$27,214	$23,553	$20,494

Basic earnings per share:
Reported net income	$1.48	$.90	$.79
Goodwill amortization	—	.38	.29

Adjusted net income	$1.48	$1.28	$1.08

Diluted earnings per share:
Reported net income	$1.45	$.90	$.78
Goodwill amortization	—	.38	.29

Adjusted net income	$1.45	$1.28	$1.07

14.    LEASES

The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Certain of the leases for its office facilities are with various employee stockholders. Future noncancelable lease commitments as of March 31, 2002 are as follows:

	Related-Party Leases	Other Leases	Total
2003	$2,867	$6,651	$9,518
2004	2,444	5,891	8,335
2005	2,229	4,732	6,961
2006	1,560	3,550	5,110
2007	1,452	2,142	3,594
Thereafter	1,742	4,515	6,257

Total	$12,294	$27,481	$39,775

Rental expense related to the above leases was as follows:

	Related-Party Leases	Other Leases	Total
Year ended March 31, 2002	$2,985	$6,574	$9,559
Year ended March 31, 2001	2,820	4,714	6,166
Year ended March 31, 2000	1,452	2,487	3,529

Certain of the Company’s leases are subject to renewal options, which range up to 7 years.

15.    RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company purchased inventory from an entity, which was owned by a president of a subsidiary of the Company. For the year ended March 31, 2000, the Company purchased inventory totaling $572 from this entity.

Related party notes receivable at March 31, 2001, relates to amounts loaned to an officer of the Company. This note bears interest at the interest rate charged the Company on its revolving credit facility and is due and payable, with interest, on September 30, 2005. All interest has been paid on the note through March 31, 2002.

16.    SEGMENTS

In fiscal 1999, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement establishes new standards for reporting information about operating segments and related disclosures.

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

The revenues of these aggregated segments are derived from the two principal categories of revenues as reported in the Company’s consolidated statements of operations. Substantially all of the Company’s revenue is attributable to customers in the United States. Additionally, all of the Company’s assets are located in the United States.

17.    SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The Company has issued $100,000 of 10 3/4% Senior Subordinated Notes (the Notes), that are fully and unconditionally guaranteed on a joint and several basis by all the Company’s existing subsidiaries (the Guarantors), each of which is wholly owned, directly or indirectly, by the Company. The Company is a holding company all of whose operations are conducted by the Guarantors and the Company has no operations or assets separate from its investment in its subsidiaries. Separate financial statements and other disclosures of the Guarantors are not presented because management determined the information is not material to investors.

Report of Independent Auditors

Board of Directors
Global Imaging Systems, Inc. :

We have audited the accompanying consolidated balance sheets of Global Imaging Systems, Inc. as of March 31, 2002 and 2001, and the related consolidated statements of operations, cash flows, and stockholders’ equity for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Imaging Systems, Inc. at March 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As noted in Notes 1 and 11 to the financial statements, during fiscal 2002 the Company adopted Statements of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets.

/s/ Ernst & Young LLP

Tampa, Florida
May 10, 2002

GLOBAL IMAGING SYSTEMS, INC.

QUARTERLY FINANCIAL DATA
For the years ended March 31, 2002 and 2001

	Revenues	Gross Margin	Income Before Extraordinary Item	Diluted Earnings Per Share	Stock Price(1)		Dividends Paid Per Share(2)
					High	Low
2002
First quarter	$155,449	$56,530	$5,803	$.32	$14.990	$4.300	$—
Second quarter	160,122	57,400	6,431.35		19.650	8.800	—
Third quarter	151,130	57,236	7,151.39		18.500	11.150	—
Fourth quarter	149,668	57,839	7,829.40		21.300	15.000	—

Year	$616,369	$229,005	$27,214	$1.45	$21.300	$4.300	$—

2001
First quarter	$136,917	$50,371	$3,557	$.19	$10.500	$5.813	$—
Second quarter	151,131	53,135	4,178.23		10.750	5.875	—
Third quarter	146,773	54,229	4,282.24		6.125	2.656	—
Fourth quarter	162,329	58,984	4,483.25		6.750	3.250	—

Year	$597,150	$216,719	$16,500	$.90	$10.750	$2.656	$—

(1)
Global Imaging Systems, Inc. common stock is traded on the Nasdaq National Market under the symbol “GISX”. Stock quotations were obtained from the National Association of Securities Dealers. On June 20, 2002, Global had 109 stockholders of record plus approximately 7,900 beneficial owners holding Global common stock in broker name.

(2)	Global is prohibited from paying cash dividends under the terms of the agreement governing its senior credit facility and the indenture governing its 10 3/4% Senior Subordinated Notes due 2007.