Form 10-K/A, Exhibit 13
period 2002-03-31
GLOBAL IMAGING SYSTEMS INC
filed 2002-06-28
CIK 1050167

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

14.    LEASES

The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Certain of the leases for its office facilities are with various employee stockholders. Future noncancelable lease commitments as of March 31, 2002 are as follows:

	Related-Party Leases	Other Leases	Total
2003	$2,867	$6,651	$9,518
2004	2,444	5,891	8,335
2005	2,229	4,732	6,961
2006	1,560	3,550	5,110
2007	1,452	2,142	3,594
Thereafter	1,742	4,515	6,257

Total	$12,294	$27,481	$39,775

Rental expense related to the above leases was as follows:

	Related-Party Leases	Other Leases	Total
Year ended March 31, 2002	$2,985	$6,574	$9,559
Year ended March 31, 2001	2,820	5,851	8,671
Year ended March 31, 2000	1,452	4,714	6,166

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