Form 10-K, Exhibit 13
period 2003-03-31
GLOBAL IMAGING SYSTEMS INC
filed 2003-06-26
CIK 1050167

EXHIBIT 13.1

EXCERPTS FROM ANNUAL REPORT TO STOCKHOLDERS

Selected consolidated

financial data

The selected consolidated financial data as of and for the fiscal years ended March 31, 1999 through March 31, 2003 are derived from our audited consolidated financial statements. Since the information presented below is only a summary and does not provide all of the information in our consolidated financial statements, including the related notes, you should read the “management’s discussion and analysis of financial condition and results of operations” section and our consolidated financial statements.

	Fiscal Year Ended March 31,
	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Equipment and supplies sales	$508,100	$463,980	$454,200	$357,507	$220,476
Service and rentals	171,317	154,493	145,047	117,824	69,542

Total revenues	679,417	618,473	599,247	475,331	290,018
Costs and operating expenses:
Cost of equipment and supplies sales	334,717	307,046	306,346	241,837	154,083
Service and rental costs	87,687	80,318	74,085	59,439	34,434
Selling, general and administrative expenses	180,500	160,225	149,985	115,267	64,956
Intangible asset amortization	637	949	10,113	8,183	4,627

Total costs and operating expenses	603,541	548,538	540,529	424,726	258,100

Income from operations	75,876	69,935	58,718	50,605	31,918
Interest expense	18,716	24,263	28,163	22,171	8,427

Income before income taxes and extraordinary item	57,160	45,672	30,555	28,434	23,491
Income taxes	22,921	18,458	14,055	12,729	10,390

Income before extraordinary item	34,239	27,214	16,500	15,705	13,101
Extraordinary charge for early retirement of debt	—	—	—	(654)	(1,817)

Net income	34,239	27,214	16,500	15,051	11,284
Yield adjustment on Class A common stock and accretions(1)	—	—	—	—	(901)

Net income available to common stockholders	$34,239	$27,214	$16,500	$15,051	$10,383

Basic earnings per share	$1.62	$1.48	$.90	$.79	$.63

Diluted earnings per share	$1.58	$1.45	$.90	$.78	$.62

Basic weighted average shares outstanding(2)	21,125	18,372	18,330	19,031	16,478

Diluted weighted average shares outstanding(2)	21,720	18,718	18,333	19,176	16,811

Cash dividends per common share	—	—	—	—	—

Balance Sheet Data (at period end):
Working capital	$77,378	$74,090	$70,854	$67,317	$44,969
Total assets	532,038	473,160	478,819	433,565	310,419
Total debt	194,751	207,922	276,650	247,722	168,277
Total stockholders’ equity	230,081	190,177	123,796	117,613	94,899

(1)	Reflects adjustments for amounts payable to holders of Global’s Class A common stock upon a sale of Global or its initial public offering. These amounts equal an 8.0% annual yield on the original cost per share of $90.00 and, for 1998, the accretion of the difference between the redemption value of the Class A common stock and the value allocated to the stock, accreted from January 1998 to June 1998.
(2)	Assumes, for periods prior to the initial public offering, the conversion of outstanding shares of Class C common stock into common stock.

management’s discussion

and analysis of financial

condition and results of operations

(Dollars in thousands except per share amounts)

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes included elsewhere in this annual report. Much of the discussion in this section involves forward-looking information. Our actual results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause our results to differ from these statements are described in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended March 31, 2003.

Overview

We are a leading provider of office technology solutions to middle-market businesses in the United States. We sell and provide contract services for automated office equipment, including copiers, facsimile machines and printers, network integration solutions and electronic presentation systems. We believe that the markets for our products and services are converging as technology advancements and innovation produce increases in automated office equipment functionality and networking capabilities. We offer solutions incorporating products from Konica, Canon, Ricoh, Sharp, Hewlett-Packard, IBM, Microsoft, InFocus, Sony and other leading companies from a network of 138 locations in 28 states and the District of Columbia. The contractual nature of our service and supply business, tailored lease financing programs, high level of repeat equipment purchases and our emphasis on superior customer service generate stable and recurring revenue streams. Since our founding in June 1994, we have acquired 59 businesses, all within the United States, which we have organized as a network of 15 core companies with corresponding satellite businesses. We believe the businesses we have acquired and the businesses we acquire in the future will benefit from our various programs and operating strategies. These benefits include increased operating efficiencies, the support of experienced and professional senior management, expansion of the types of office imaging products and services offered, increased access to capital and enhanced financial management.

Our revenues come from two sources: sales of equipment and related supplies; and sales of complementary services and equipment rentals. The growth of our revenues depends on the demand for the equipment we offer, our reputation for providing timely and reliable service, our competitors’ actions in the marketplace, and general economic conditions. Sales of complementary supplies, parts and services are affected by equipment sales and rental volumes. Most of our service revenue is generated by contractual arrangements to service automated office equipment.

Our gross profit as a percentage of revenues varies from period to period depending on a number of variables including the mix of revenues from equipment, supplies, service and rentals; the mix of revenues among the markets served by us; and the mix of revenues of the businesses acquired by us. As we acquire businesses, the percentage of our revenues that come from sales of equipment and supplies, as opposed to service and rentals, fluctuates depending on whether the businesses acquired are primarily automated office equipment dealers or are network integrators or electronic presentation systems dealers. Automated office equipment dealers typically derive a higher percentage of their revenues from service and rentals and a lower percentage from sales of equipment and supplies than do network integrators or electronic presentation systems dealers. Generally, sales of equipment and supplies have lower gross profit margins than revenues from service and rentals. In addition, equipment sales in the automated office equipment market generally have higher gross profit margins than equipment sales in the network integration or electronic presentation systems markets. To the extent these markets grow faster than the automated office equipment market, over time a larger percentage of our revenues and gross profits may be derived from sales that have lower gross profit margins than our current gross profit margins.

Cost of goods sold consists primarily of the cost of new equipment, cost of supplies and parts, labor costs to provide services, rental equipment depreciation and other direct operating costs. We depreciate our rental equipment primarily over a three-year period on a straight-line basis.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to accounts receivable, inventories, vendor incentives, intangible assets and contingencies. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe to be reasonable. Actual results could differ materially from these estimates. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Accounts Receivable. We maintain allowances for doubtful accounts for estimated losses arising from the inability of our customers to make required payments. We evaluate the need for adjustments to our allowance for doubtful accounts at least quarterly. Our estimate of losses is based upon prior collection experience, a review of specific customers and their ability to pay, and an overall appraisal of current economic conditions. If the financial condition of our customers were to deteriorate, resulting in a reduced ability to make payments, additional allowances may be required which would reduce net income.

Inventories. Inventories are valued at the lower of cost or market value. For equipment, cost equals either the average cost of inventory or, in the case of some specifically identified equipment inventory, the actual cost of that equipment inventory. For parts and supplies, cost equals the average cost of inventory. We evaluate the need for adjustments to our reserve for excess and slow-moving inventory at least quarterly. We write-down our inventories for estimated obsolescence by an amount equal to the difference between the cost of the inventories and their estimated market values based upon an aging analysis of the inventories on hand, specifically known inventory-related risks and assumptions about future demand and market conditions. These write-downs are reflected in our cost of sales. If actual market conditions are less favorable than those projected by management, additional write-downs may be required which could have an adverse effect on our financial results.

Vendor Incentives. We receive incentives from some of our vendors related to volume rebates, cooperative advertising allowances and other programs or agreements. These incentive programs are generally for quarterly periods and do not vary significantly from quarter to quarter. There are a limited number of annual volume rebate programs offered periodically by some of our vendors. The potential rebate amounts offered by these annual programs is significantly less than the quarterly rebate programs. We do not record any volume rebate until it is probable that it will be earned and the amount can be reasonably estimated. We record unrestricted volume rebates received as a reduction of inventories and recognize the incentives as a reduction to cost of sales when the related inventories are sold. Cooperative advertising allowances are generally required by the vendor to be used by us exclusively for advertising or other marketing programs. These restricted cooperative advertising allowances are recognized as a reduction to selling, general and administrative expenses as the related marketing expenses are incurred. Amounts received or receivable from vendors that are not yet earned are deferred in the consolidated balance sheets. In addition, we receive early payment discounts from certain vendors. We record early payment discounts received as a reduction of inventories and recognize the discount as a reduction to cost of sales when the related inventories are sold.

Intangible Assets. As a result of our acquisition activity, we carry a substantial amount of goodwill, which is the excess of the cost of our acquired businesses over the fair value of the acquired net assets. We examine the carrying value of our goodwill and our other intangible assets as current events and circumstances warrant to determine whether there are any impairment losses. For goodwill, we test the recorded amount for impairment on the first day of the fourth quarter of our fiscal year, or more frequently if conditions change, by comparing the recorded value to estimated fair value. If indicators of impairment were present relating to our other intangible assets and future cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified. To date, we have not identified any event that would indicate an impairment of the value of goodwill or other intangible assets recorded in our consolidated financial statements.

Contingencies. We accrue amounts for contingent obligations, including estimated legal costs, when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the consolidated financial statements. Estimates that are particularly sensitive to future charges include tax, legal and other regulatory matters which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

All dollar figures presented in this section, except per share data, are in thousands.

Results of Operations

The following table sets forth our total revenues, revenues by type and our estimated internal growth rates for all revenues during the periods indicated. We calculate the internal growth rate for each period by comparing total revenues earned by businesses that were part of our company during the entire subject period to the total revenues earned by those same businesses during the corresponding period in the prior year. The growth rates provided are our best estimates of changes in total revenues that are not the result of business acquisitions during a particular period.

	Fiscal Year Ended March 31,
	2003	2002	2001
Revenues:
Equipment revenues	$422,282	$390,866	$383,363
Supplies revenues	85,818	73,114	70,837

Equipment and supplies revenues(1)	$508,100	$463,980	$454,200

Service revenues	$157,245	$140,801	$132,111
Rental revenues	14,072	13,692	12,936

Service and rental revenues	$171,317	$154,493	$145,047

Total revenues(1)	$679,417	$618,473	$599,247

Estimated internal growth rates for revenues (unaudited)	2%	1%	12%

(1)	Consistent with Emerging Issues Task Force Consensus 00-10—Accounting for Shipping and Handling Fees and Costs, we have, since April 1, 2002, included shipping and handling costs that we billed to our customers in the same category of revenues in which we included the related sale. Prior to April 1, 2002, we included all shipping and handling costs billed to our customers as a reduction of selling, general and administrative expenses. For consistency, the 2002 and 2001 amounts in the above table reflect the reclassification of shipping and handling costs billed to our customers from selling, general and administrative expenses to the same category of revenues in which we included the related sale. The amounts reclassified are $2,104 and $2,097 for the fiscal years ended March 31, 2002 and 2001, respectively.

The following table sets forth our gross profit by revenue type and gross profit by revenue type as a percentage of revenue during the periods indicated:

	Fiscal Year Ended March 31,
	2003	2002	2001
Gross Profit:
Gross profit by revenue type:
Equipment(1)	$130,799	$120,304	$114,676
Supplies(1)	42,583	36,630	33,178
Service	78,061	68,679	64,938
Rental	5,570	5,496	6,024

Total gross profit	$257,013	$231,109	$218,816

Gross profit by revenue type as a percentage of revenue:
Equipment(1)	31.0%	30.8%	29.9%
Supplies(1)	49.6%	50.1%	46.8%
Service	49.6%	48.8%	49.2%
Rental	39.6%	40.1%	46.6%

Total	37.8%	37.4%	36.5%

(1)	Consistent with Emerging Issues Task Force Consensus 00-10—Accounting for Shipping and Handling Fees and Costs, we have, since April 1, 2002, included shipping and handling costs that we billed to our customers in the same category of revenues in which we included the related sale. Prior to April 1, 2002, we included all shipping and handling costs billed to our customers as a reduction of selling, general and administrative expenses. For consistency, the 2002 and 2001 amounts in the above table reflect the reclassification of shipping and handling costs billed to our customers from selling, general and administrative expenses to the same category of revenues in which we included the related sale. The amounts reclassified are $2,104 and $2,097 for the fiscal years ended March 31, 2002 and 2001, respectively.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Revenues

Total revenues for the fiscal year ended March 31, 2003 were $679,417, which represents an increase of 9.9% over fiscal year 2002. The majority of the revenue growth was due to additional revenues from six businesses acquired in fiscal year 2003 and two businesses acquired in fiscal year 2002. Our estimated combined internal growth rate for fiscal year 2003 was 2%, attributable to internal growth in automated office equipment revenues offset by a decline in network integration solutions and electronic presentation systems revenues.

Equipment and supplies revenues for the fiscal year ended March 31, 2003 were $508,100, which represents an increase of 9.5% over fiscal year 2002. Equipment revenues increased 8.0% and supplies revenues increased 17.4%, with the majority of the revenue growth due to the businesses acquired in fiscal years 2003 and 2002.

Service and rental revenues for the fiscal year ended March 31, 2003 were $171,317, which represents an increase of 10.9% over fiscal year 2002. Service revenues increased 11.7% and rental revenues increased 2.8%, with the majority of the revenue growth due to the businesses acquired in fiscal years 2003 and 2002.

Gross Profit

Gross profit of $257,013 for the fiscal year ended March 31, 2003 reflected an 11.2% increase over fiscal year 2002. This is partially due to internal growth of automated office equipment revenues, which historically have higher gross profit margins than network integration solutions revenues and electronic presentation system revenues. In addition, gross profit increased due to the acquisition of mostly automated office equipment dealers in fiscal years 2003 and 2002. The gross profit margin in fiscal year 2003 remained relatively flat with an overall increase of 0.4 percentage points from fiscal year 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SG&A expenses, increased 12.7% to $180,500 for the fiscal year ended March 31, 2003. This amount was 26.6% of total revenues compared to 25.9% of total revenues for fiscal year 2002. These expenses increased principally due to the acquisition of six businesses in fiscal year 2003 and two businesses in fiscal year 2002. In addition to the increase from acquisitions, payroll and commissions, professional fees, insurance expenses and occupancy expenses also increased. The increase in expense as a percentage of revenues was primarily the result of acquiring automated office equipment businesses, which typically have higher SG&A expenses, in fiscal years 2003 and 2002.

Intangible Asset Amortization

Intangible asset amortization was $637 for the fiscal year ended March 31, 2003, compared to $949 for fiscal year 2002. This amortization is for non-compete agreements and customer lists. The decline is due to certain agreements being fully amortized during fiscal year 2003.

Income From Operations

Income from operations was $75,876, or 11.2% of total revenues, for the fiscal year ended March 31, 2003, compared to $69,935 or 11.3% of total revenues for fiscal year 2002. Income from operations was positively impacted by the increase in combined revenues and gross profit as discussed above.

Interest Expense

Interest expense decreased 22.9% to $18,716 for the fiscal year ended March 31, 2003, compared to $24,263 for fiscal year 2002. The decrease in interest expense was due to a lower average level of borrowings and lower interest rates. Interest expense includes the amortization of financing fees incurred in connection with our prior credit facility, the 10¾% senior subordinated notes due 2007, which we refer to as our 10¾% notes, and ineffective hedging activities.

Income Taxes

The provision for income taxes was $22,921 for the fiscal year ended March 31, 2003 compared to $18,458 for fiscal year 2002. The increase in income taxes was primarily due to increased pre-tax income in fiscal year 2003 offset by a reduction in the effective income tax rate. The effective income tax rate was 40.1% for fiscal year 2003 and 40.4% for fiscal year 2002. The effective income tax rate was higher than the federal statutory rate of 35% due to state and local taxes.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Revenues

Total revenues for the fiscal year ended March 31, 2002 were $618,473, which represents an increase of 3.2% over fiscal year 2001. The majority of the revenue growth was due to the acquisition of two businesses in fiscal year 2002 and nine businesses in fiscal year 2001. Our estimated combined internal growth rate for fiscal year 2002 was 1%, attributable to internal growth in automated office equipment revenues offset by a decline in network integration solutions and electronic presentation systems revenues.

Equipment and supplies revenues for the fiscal year ended March 31, 2002 were $463,980, which represents an increase of 2.2% over fiscal year 2001. Equipment revenues increased 2.0% and supplies revenues increased 3.2%, with the majority of the revenue growth due to the businesses acquired in fiscal years 2002 and 2001.

Service and rental revenues for the fiscal year ended March 31, 2002 were $154,493, which represents an increase of 6.5% over fiscal year 2001. Service revenues increased 6.6% and rental revenues increased 5.8%, with the majority of the revenue growth due to the businesses acquired in fiscal years 2002 and 2001.

Gross Profit

Gross profit of $231,109 for the fiscal year ended March 31, 2002 reflected a 5.6% increase over fiscal year 2001. This is due to the internal growth rate of automated office equipment revenues having been higher than that of the network integration solutions and electronic presentation systems revenues. Also, most of the businesses acquired in fiscal years 2002 and 2001 were automated office equipment dealers, which historically have higher gross profit margins than network integration solutions and electronic presentation system dealers. The gross profit margin for equipment sales in fiscal year 2002 increased 0.9 percentage points from fiscal year 2001 primarily due to a shift in product mix to a higher percentage of automated office equipment sales. Supplies gross profit margin in fiscal year 2002 improved by 3.3 percentage points from fiscal year 2001 as a result of improved gross margins in automated office equipment supplies sales. Service gross profit margin in fiscal year 2002 was relatively flat with a decrease of 0.4 percentage points from fiscal year 2001. Rental gross profit margin in fiscal year 2002 decreased by 6.5 percentage points from fiscal year 2001, primarily due to an increase in rental depreciation expense as a result of several large customer accounts renewing contracts and replacing fully depreciated rental equipment with new rental equipment.

Selling, General and Administrative Expenses

SG&A expenses increased 6.8% to $160,225 for the fiscal year ended March 31, 2002. This amount was 25.9% of total revenues compared to 25.0% of total revenues for fiscal year 2001. These expenses increased principally due to increased payroll and commissions related to the increase in sales, and increased health and property and casualty insurance expenses, and occupancy expenses. The increase in expense as a percentage of revenues primarily was the result of acquiring automated office equipment businesses, which typically have higher SG&A expenses, in fiscal years 2002 and 2001.

Intangible Asset Amortization

Intangible asset amortization was $949 for the fiscal year ended March 31, 2002. This amortization relates solely to non-compete agreements, because goodwill is no longer amortized due to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, effective April 1, 2001. Under SFAS No. 142, goodwill and intangibles with indefinite lives are no longer amortized, but are tested for impairment at least annually or more often if indicators of impairment arise. During the same period in 2001, intangible asset amortization was $10,113, which included goodwill amortization of $8,991 and non-compete agreements amortization of $1,122.

Income From Operations

Income from operations was $69,935, or 11.3% of total revenues for the fiscal year ended March 31, 2002, compared to $58,718 or 9.8% of total revenues for fiscal year 2001. Income from operations was positively impacted by the early adoption of SFAS No. 142 and the increase in combined revenues and gross profit.

Interest Expense

Interest expense was $24,263 for the fiscal year ended March 31, 2002, a decrease of 13.8% from fiscal year 2001. The decrease in interest expense was due to a slightly lower average level of borrowings and lower interest rates. Interest expense includes the amortization of financing fees incurred in connection with our prior credit facility, our 10¾% notes and ineffective hedging activities.

Income Taxes

The provision for income taxes was $18,458 for the fiscal year ended March 31, 2002 compared to $14,055 for fiscal year 2001. The increase in income taxes was primarily due to increased pre-tax income in fiscal year 2002 offset by the reduction in the effective income tax rate. The decline in the effective income tax rate was primarily due to goodwill not being amortized with the adoption of SFAS No. 142, effective April 1, 2001. The effective income tax rate was higher than the federal statutory rate of 35% due to state and local taxes, and, for the year ended March 31, 2001, the non-deductible goodwill amortization.

Recent Accounting Pronouncements

In May 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 145, or SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates Statement 4 (and Statement 64, as it amends Statement 4), which requires gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 makes technical corrections to existing pronouncements. This statement is effective for fiscal years beginning after May 2002 for the provisions related to the rescission of Statements Nos. 4 and 64, and for all transactions entered into beginning May 2002 for the provision related to the amendment of Statement No. 13 although early adoption is permitted. We do not expect the adoption of this standard to have a material impact on our financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), as liabilities for these costs are now recognized when incurred rather than at the date an entity commits to an exit plan. The provisions of SFAS No. 146 were effective, on a prospective basis, for exit or disposal activities initiated after December 31, 2002, and have not had a material impact upon our consolidated financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002. The adoption of this standard did not have a material impact on our financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, which is effective for financial statements for fiscal years ending after December 15, 2002. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have adopted the disclosure requirements of SFAS No. 148 as of March 31, 2003. While SFAS No. 148 allows for a voluntary change to the fair value based method of accounting for stock-based employee compensation, we continue to use the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for those plans; therefore, we do not expect SFAS No. 148 to have a material impact on our financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN No. 46 provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities (VIEs). FIN No. 46 applies to new entities that are created after the effective date, as well as to existing entities. For VIEs created before February 1, 2003, the recognition and measurement provisions of FIN No. 46 are effective for us no later than the beginning of the third quarter of fiscal 2003, while for VIEs created after January 31, 2003, the recognition and measurement provisions of FIN No. 46 are effective immediately. Since we do not have any VIE’s there is no impact to our consolidated financial position and results of operations from the adoption of FIN No. 46.

In January 2003, the EITF reached a consensus on Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. EITF Issue No. 02-16 provides guidance regarding how a reseller of a vendor’s products should account for cash consideration received from that vendor. The provisions of EITF Issue No. 02-16 are effective for the Company beginning April 1, 2003, and we do not expect the adoption of these provisions to have a material impact on our consolidated financial position and results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. We do not expect the adoption of this statement to have a material impact on our consolidated financial position and results of operations.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through internal cash flow, sales of equity and debt securities and bank financing, including the financing facility described below. These sources of funds have been used to fund our growth both internally and through acquisitions. We are pursuing an acquisition strategy and expect to acquire more businesses. As we continue to acquire more businesses, we may incur additional debt and seek additional equity capital.

In February 2002, we issued 2,695,000 shares of our common stock in a public equity offering with net proceeds to us of $39,058. With the proceeds from the offering, we paid down our entire $25,000 senior term loan, a portion of our $75,000 senior term loan and applied the remainder to the revolving line of credit balance under our prior senior credit facility.

In May 2001, our board of directors authorized us to repurchase up to an additional $4,000 of our common stock. No shares have been repurchased to date under this program and, given the current market price for our common stock, we do not anticipate any purchases under this program in the foreseeable future.

In March 1999, we issued $100,000 of our 10¾% notes. The net proceeds of approximately $96,000 were used to reduce our previous revolving credit facility with First Union National Bank.

On May 16, 2003, we issued $57,500 of the 4% convertible senior subordinated notes in a private placement to institutional investors. The issuance of our convertible notes was the first part of a plan to refinance our existing long-term indebtedness. We used the net proceeds of approximately $55,500 from the offering to repay a portion of the amount outstanding under our prior senior credit facility. The convertible notes bear interest at 4%, payable semi-annually, and are convertible into our common stock at any time at the conversion rate of approximately 41.8550 shares per $1,000 principal amount of the convertible notes. This is equivalent to a conversion price of $23.892 per share. The convertible notes may be redeemed on or after May 20, 2006, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

Redemption Period	Percentage
May 20, 2006 through May 14, 2007	101.6%
May 15, 2007 through May 14, 2008	100.8%
May 15, 2008 and thereafter	100.0%

The convertible notes are jointly and severally guaranteed by our current and certain of our future subsidiaries on a senior subordinated basis.

On June 25, 2003, we refinanced our prior senior credit facility by amending and restating the credit agreement for our prior senior credit facility. We refer to the amended and restated senior credit facility as our new senior credit facility. A portion of the available funds under our new senior credit facility was used to fully repay amounts outstanding under our prior senior credit facility. Our new senior credit facility is with a syndicate of banks and financial institutions, with Wachovia Bank, National Association serving as administrative agent. Our new senior credit facility is comprised of a $90,000 five-year revolving credit line and a $140,000 six-year term loan. The revolving credit line of the new senior credit facility bears interest at rates ranging from 2.25% to 2.75% over LIBOR or from 1.00% to 1.50% over a base rate related to the prime rate, and will vary according to our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization. The term loan bears interest at a rate of 3.00% over LIBOR or 2.00% over a base rate related to the prime rate. The new senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by us and our material subsidiaries. The commitment fee rates range from .50% to .75% of the unused balance. We paid commitment fees of $437 and $373 for the years ended March 31, 2003 and 2002, respectively, in connection with unused balances under our prior senior credit facility. Amounts borrowed under the revolving credit line of the new senior credit facility may be repaid and borrowed over the life of the new senior credit facility, with a final maturity date of June 25, 2008. The terms of the new senior credit facility require strict compliance with numerous affirmative, negative, and financial covenants. Amounts borrowed under the senior credit facility may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders’ approval in the case of acquisitions with a cash purchase price of over $50,000 or an aggregate purchase price (cash, stock or other consideration) of over $75,000. As of March 31, 2003, we had $123,000 of additional borrowing availability under our prior senior credit facility. As of June 26, 2003, we had $81,289 of additional borrowing availability under the revolving credit portion of our new senior credit facility following the payoff of the prior facility and the redemption of our 10¾% notes discussed below. This amount has been reduced by $500 to reflect the aggregate amount of an outstanding standby letters of credit issued under the new senior credit facility to support our obligations incurred in the ordinary course of business. As of March 31, 2003, no amounts had been paid under these letters of credit.

The final part of our plan to refinance our long-term indebtedness was completed on June 26, 2003, when we redeemed the entire $100 million aggregate principal amount outstanding under the 10¾% notes. We paid approximately $109,300 to redeem the 10¾% notes, which amount represents the redemption price of $105,400 plus all accrued and unpaid interest through the redemption date of approximately $3,900. We paid the redemption price using a portion of the proceeds from our new senior credit facility.

Net cash provided by operating activities of $64,829 in fiscal year 2003 was primarily attributable to net income and increases in accounts payable and accrued liabilities, partially offset by increases in inventories. Net cash used in investing activities of $41,200 during fiscal year 2003 was primarily for the purchase of six businesses as well as the purchase of property, equipment and rental equipment. Net cash used in financing activities of $12,286 during fiscal year 2003 was primarily for payments made on the revolving line of credit under our prior senior credit facility offset by the issuance of our common stock for acquisitions made during the year.

At March 31, 2003, principal maturities of long-term debt and amounts due under future minimum lease payments were as follows:

Fiscal year:	Operating Leases	Long-Term Debt	Total
2004	$11,078	$878	$11,956
2005	9,914	27,331	37,245
2006	7,443	53,146	60,589
2007	5,584	113,386	118,970
2008	4,403	10	4,413
Thereafter	5,776	—	5,776

Total	$44,198	$194,751	$238,949

We believe that cash flows from future operations, together with funds available under our new senior credit facility, will be sufficient to fund our current and foreseeable operational needs and acquisition growth strategy.

Quantitative And Qualitative Disclosures About Market Risk

Our market risk is primarily limited to fluctuations in interest rates as it pertains to our borrowings under our new senior credit facility.

We are exposed to changes in interest rates, primarily from our new senior credit facility, and use interest rate cap and swap agreements to fix interest rates on variable debt and reduce certain exposures to interest rate fluctuations. We also have long-term debt that bears a fixed rate. There is a risk that market rates will decline and the required payments will exceed those based on current market rates on the long-term debt. Our risk management objective in entering into such contracts and agreements is only to reduce our exposure to the effects of interest rate fluctuations and not for speculative investment. At March 31, 2003, we had total long-term debt of $194,751, of which approximately $95,000 was variable rate debt. Our interest rate swap effectively converted $20,000 of this variable rate debt to fixed rate debt leaving approximately $75,000 of the total long-term debt exposed to interest rate risk. At March 31, 2002, we had total long-term debt of $207,922, of which approximately $108,000 was variable rate debt. Our interest rate swaps effectively converted $52,000 of this variable rate debt to fixed rate debt leaving approximately $56,000 of the total long-term debt exposed to interest rate risk. On September 9, 2002, our interest rate swaps which effectively converted a portion of our variable rate debt to fixed rate debt expired. Effective November 12, 2002, we entered into a three-year swap agreement that effectively converted $20,000 of our variable rate debt to fixed rate debt and reduced our exposure to changes in interest rates. If the effective interest rate for all of our variable rate debt were to increase by 100 basis points (1%), our annual interest expense would increase by $748 based on the balances outstanding at March 31, 2003. If our debt balances at March 31, 2003 were adjusted to take into account the issuance of the $57,500 in convertible notes, the resulting repayment of a portion of the prior senior credit facility using those proceeds, and the borrowing of the additional funds necessary to retire the 10¾% notes using variable rate debt, an increase in interest rates of 100 basis points (1%) would result in an increase in our annual interest expense of $1,251.

consolidated balance sheets	GLOBAL IMAGING SYSTEMS, INC. MARCH 31, 2003 AND 2002

	March 31,
	2003	2002
	(In thousands, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$11,343	$—
Accounts receivable, net of allowance for doubtful accounts ($2,671 and $2,376 at March 31, 2003 and 2002, respectively)	74,248	70,763
Inventories	80,810	64,204
Deferred income taxes	5,749	4,495
Prepaid expenses and other current assets	2,388	4,214

Total current assets	174,538	143,676
Rental equipment, net	12,897	13,885
Property and equipment, net	11,364	12,377
Other assets	912	1,074
Related party notes receivable	400	400
Intangible assets, net:
Goodwill	327,948	296,779
Noncompete agreements	633	572
Financing fees	3,346	4,397

Total assets	$532,038	$473,160

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$39,916	$21,984
Accrued liabilities	11,258	7,798
Accrued compensation and benefits	14,945	12,766
Accrued interest	1,660	1,790
Current maturities of long-term debt	878	873
Deferred revenue	22,617	21,400
Income taxes payable	5,886	2,975

Total current liabilities	97,160	69,586
Deferred income taxes	10,924	6,348
Long-term debt, less current maturities	193,873	207,049

Total liabilities	301,957	282,983
Stockholders’ equity:
Preferred stock, $.01 par value: 10,000,000 shares authorized: no shares issued	—	—
Common stock, $.01 par value: 50,000,000 shares authorized: 22,247,243 and 22,051,668 shares issued and 21,264,923 and 20,876,029 shares outstanding at March 31, 2003 and 2002, respectively	223	221
Common stock held in treasury, at cost: 982,320 and 1,175,639 shares at March 31, 2003 and 2002, respectively	(8,638)	(10,352)
Additional paid-in capital	136,355	131,468
Retained earnings	103,934	69,695
Unearned stock-based compensation	(1,570)	—
Accumulated other comprehensive loss	(223)	(855)

Total stockholders’ equity	230,081	190,177

Total liabilities and stockholders’ equity	$532,038	$473,160

See accompanying notes.

consolidated statements of operations	GLOBAL IMAGING SYSTEMS, INC. FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	Year Ended March 31,
	2003	2002	2001
	(In thousands, except per share amounts)
Revenues:
Equipment and supplies sales	$508,100	$463,980	$454,200
Service and rentals	171,317	154,493	145,047

Total revenues	679,417	618,473	599,247
Costs and operating expenses:
Cost of equipment and supplies sales	334,717	307,046	306,346
Service and rental costs	87,687	80,318	74,085
Selling, general and administrative expenses	180,500	160,225	149,985
Intangible asset amortization	637	949	10,113

Total costs and operating expenses	603,541	548,538	540,529

Income from operations	75,876	69,935	58,718
Interest expense	18,716	24,263	28,163

Income before income taxes	57,160	45,672	30,555
Income taxes	22,921	18,458	14,055

Net income	$34,239	$27,214	$16,500

Basic earnings per share	$1.62	$1.48	$.90

Diluted earnings per share	$1.58	$1.45	$.90

Weighted average number of shares outstanding:
Basic	21,125	18,372	18,330
Diluted	21,720	18,718	18,333

See accompanying notes.

consolidated statements of cash flows	GLOBAL IMAGING SYSTEMS, INC. FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	Year Ended March 31,
	2003	2002	2001
	(In thousands)
OPERATING ACTIVITIES:
Net income	$34,239	$27,214	$16,500
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,953	13,379	10,948
Amortization	637	949	10,113
Amortization of financing fees	1,218	1,106	927
Deferred income taxes	2,584	3,207	947
Amortization of unearned stock-based compensation	377	—	—
Changes in operating assets and liabilities, net of amounts acquired in purchase business combinations:
Accounts receivable	1,349	12,497	(10,120)
Inventories	(12,931)	(1,859)	(1,147)
Prepaid expenses and other current assets	1,933	(520)	(962)
Other assets	510	85	778
Accounts payable	15,662	(1,773)	(5,052)
Accrued liabilities, compensation and benefits and interest	3,907	(2,288)	6,734
Deferred revenue	(1,842)	(2,884)	(124)
Income taxes payable	3,233	2,759	2,433

Net cash provided by operating activities	64,829	51,872	31,975

INVESTING ACTIVITIES:
Related party notes receivable	—	—	(400)
Purchase of property, equipment and rental equipment	(11,210)	(14,444)	(16,812)
Payment for purchase of businesses, net of cash acquired	(29,990)	(7,297)	(37,153)

Net cash used in investing activities	(41,200)	(21,741)	(54,365)

FINANCING ACTIVITIES:
Net (payments) borrowings on revolving line of credit	(12,421)	(44,009)	33,112
Net payments on other long-term debt	(750)	(24,718)	(4,188)
Financing fees	(166)	(926)	(176)
Common stock issued for cash	1,051	39,522	—
Common stock repurchases	—	—	(9,987)

Net cash (used in) provided by financing activities	(12,286)	(30,131)	18,761

Net increase (decrease) in cash and cash equivalents	11,343	—	(3,629)
Cash and cash equivalents, beginning of year	—	—	3,629

Cash and cash equivalents, end of year	$11,343	$—	$—

See accompanying notes.

consolidated statements of stockholders’ equity	GLOBAL IMAGING SYSTEMS, INC. FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(In thousands, except share amounts)

	Common Stock			Additional Paid-in Capital	Retained Earnings	Unearned Stock-based Compensation	Accumulated Other Comprehensive Loss	Total
	Number of Shares	Par Value	Held in Treasury, at cost
Balances at March 31, 2000	19,223,491	$192	$(35)	$91,475	$25,981			$117,613
Settlement of acquisition escrow claims	(47,340)		(330)					(330)
Common stock repurchases	(1,126,704)		(9,987)					(9,987)
Net income					16,500			16,500

Balances at March 31, 2001	18,049,447	$192	$(10,352)	$91,475	$42,481			$123,796
Comprehensive income:
Net income					27,214			27,214
Unrealized loss on derivative instruments							$(855)	(855)

Total comprehensive income								26,359
Stock options exercised	36,344	1		463				464
Common stock issued in conjunction with earnout	95,238	1		499				500
Common stock issued in public equity offering	2,695,000	27		39,657				39,684
Cost of public equity offering				(626)				(626)

Balances at March 31, 2002	20,876,029	$221	$(10,352)	$131,468	$69,695		$(855)	$190,177
Comprehensive income:
Net income					34,239			34,239
Gain on expiration of derivative instruments							855	855
Unrealized loss on derivative instruments							(223)	(223)

Total comprehensive income								34,871
Stock options exercised	93,075	1		1,100				1,101
Treasury stock issued in conjunction with acquisitions	193,319		1,714	1,891				3,605
Common stock issued under restricted stock plan	102,500	1		1,947		(1,947)		1
Amortization of unearned stock-based compensation						377		377
Cost of FY 2002 public equity offering				(51)				(51)

Balances at March 31, 2003	21,264,923	$223	$(8,638)	$136,355	$103,934	$(1,570)	$(223)	$230,081

See accompanying notes.

Notes To

Consolidated

Financial Statements

(In thousands, except share and per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

Global Imaging Systems, Inc. was formed on June 3, 1994. The Company’s principal operating subsidiaries are located in the United States and are in the business of selling and providing contract services for automated office equipment including copiers, facsimile machines and printers, network integration solutions and electronic presentation systems. The consolidated financial statements include the financial statements of Global Imaging Systems, Inc. and its subsidiaries, all of which are wholly-owned (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue as follows:

Supplies sales to customers generally are recognized at the time of shipment in accordance with our stated shipping terms of FOB shipping point. In the case of service contracts that include supplies, revenue for supplies sales is recognized upon usage by the customer. Equipment sales are recognized at the time of customer acceptance, or in the case of equipment sales financed by third-party leasing companies, at the time of acceptance by the leasing company and the customer.

Maintenance contract service revenues are recognized ratably over the term of the underlying maintenance contract. Other service revenues are recognized as earned. Deferred revenue consists of unearned maintenance contract revenue that is recognized over the life of the related contract, generally 12 months.

Rental equipment revenue is recognized ratably over the life of the underlying cancelable operating lease, principally one to three years.

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

Shipping and Handling Costs

Shipping and handling costs billed to our customers are included in the same category as the related sale. Prior to April 1, 2002, the Company included all shipping and handling costs billed to its customers as a reduction of selling, general and administrative expenses. The Company has reclassified its 2002 and 2001 shipping and handling costs billed to its customers from selling, general and administrative expenses to the same category of revenues in which were included in the related sale. The amounts reclassified are $2,104 and $2,097 for the fiscal years ended March

31, 2002 and 2001, respectively. Shipping and handling costs associated with inbound freight charged by vendors are included in cost of sales. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $5,835, $5,309 and $5,435 in fiscal 2003, 2002 and 2001, respectively.

Advertising

Advertising costs are charged to expense as incurred. Advertising expenses totaled $1,298, $1,941 and $810 for fiscal years 2003, 2002 and 2001, respectively.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, long-term debt and interest rate swap and cap agreements. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair market value due to the short-term nature of these instruments. The fair value of the interest rate swap and cap agreements and long-term debt were estimated based on quoted market prices at year-end.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31,
	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Nonderivatives:
Long-term debt	$194,751	$201,551	$207,922	$209,922
Derivatives:
Interest rate swap and cap agreements related to debt	371	371	1,213	1,213

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents.

The Company’s policy is to use any excess cash generated on a daily basis to pay down its revolver balances rather than hold or invest the excess cash. When the Company generates excess cash and there are no balances owed on its revolver, the excess cash is deposited into an account paying a nominal amount of return.

Trade Receivables

Trade receivables are recorded at net realizable value or the amount that we expect to collect on our gross customer trade receivables. We establish a general reserve based on historical experience, in addition to a reserve for specific receivables with known collection problems due to circumstances such as liquidity or bankruptcy. Collection problems are identified using an aging of receivables analysis based on invoice due dates. Items that are deemed uncollectible are written off against the allowance for doubtful accounts. We do not require deposits or other collateral from our customers and hence we are at risk for all accounts receivable.

Generally, we do not charge interest on overdue receivables.

Concentrations of Risk

The Company’s financial instruments, which may subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company deposits cash with major banks as of March 31, 2002 and 2003. Deposits in those banks may exceed the amount of insurance provided on such deposits. However, the Company is exposed to loss only to the extent of the amount of cash reflected on its balance sheets. The Company has not experienced losses on its bank cash deposits. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across different industries and geographical areas. During the fiscal year ended March 31, 2003, our top five customers collectively accounted for 6% of our total revenues and no single customer accounted for more than 2% of our total revenues.

During the fiscal year ended March 31, 2003, the Company purchased approximately 17% of its equipment, parts and supplies from Konica. No other supplier represented in excess of 7% of its purchases. The Company’s wide array of vendors limits the risks it may face if one of its vendors experiences financial instability or fails to keep pace with the rapid development and introduction of new products.

Inventories

Inventories consist of automated office equipment, including copiers, facsimile machines and printers, electronic presentation equipment, document imaging equipment, computers and related software, and related parts and supplies. Inventories are valued at the lower of cost (specific identification and/or average cost for equipment and average cost for related parts and supplies) or market value. Inventories are stated net of reserves of $4,708 and $3,745 at March 31, 2003 and 2002, respectively. Reserves are established for excess and slow-moving inventories.

Long-Lived Assets

The recoverability of long-lived assets (including identifiable intangibles with definite lives) is evaluated at the core company level by performing an analysis of operating results and considering other significant events or changes in the business environment. If an operating unit has current operating losses and there is a likelihood that such operating losses will continue or other indications of an impairment are present, the Company will determine if an impairment exists based on the undiscounted expected future cash flows from operations before interest. Impairment losses would be measured based on the amount by which the carrying amount exceeds the fair value. No impairment losses have been recorded.

Rental Equipment

Rental equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the assets’ estimated economic lives, principally three years.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is principally provided using the straight-line method over the assets’ estimated economic lives, which range from 3 to 10 years.

Stock-Based Compensation

At March 31, 2003, the Company had two stock-based employee compensation plans, which are described more fully in Note 10. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 allows for continued use of recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for those plans. The Company applies the intrinsic value recognition and measurement principles of APB Opinion No. 25 and related interpretations in accounting for those plans. No stock-based employee compensation expense is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions to stock-based employee compensation. Such disclosure is not necessarily indicative of the fair value of stock options that could be granted by the Company in future fiscal years or of the value of all options currently outstanding.

	2003	2002	2001
Net income, as reported	$34,239	$27,214	$16,500
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,497)	(1,452)	(835)

Pro forma net income	$31,742	$25,762	$15,665

Earnings per share:
Basic—as reported	$1.62	$1.48	$0.90

Basic—pro forma	1.50	1.40	0.85

Diluted—as reported	1.58	1.45	0.90

Diluted—pro forma	1.46	1.38	0.85

As reflected in pro forma net income and earnings per share in the above table, the per share weighted average fair value of options granted during the year ended March 31, 2003, 2002 and 2001 was $11.73, $4.34 and $5.40, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rate	3.8%	5.0%	6.2%
Volatility factor of the expected market price of the Company’s common stock	75.2%	84.0%	82.0%
Dividend yield	—	—	—
Weighted average expected life of options (in years)	5.0	5.0	5.0

Intangibles

Effective April 1, 2001, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, in accordance with the early adoption provisions of the standard. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually or more often if indicators of impairment arise. The Company performed its annual analysis of goodwill on the first day of the fourth quarter of our fiscal year to determine if an impairment existed. This testing included the determination of fair value for each reporting unit by using market multiples and discounted cash flows modeling. The results of this testing indicated that a goodwill impairment charge was not necessary. Separately identified intangibles that are not deemed to have indefinite lives will continue to be amortized over their useful life, with no maximum life.

Noncompete agreements are amortized over the lives of the agreements, which range from three to four years, using the straight-line method. Accumulated amortization for noncompete agreements was approximately $7,988 and $7,399 at March 31, 2003 and 2002, respectively. Noncompete amortization expense was approximately $589, $949 and $1,122 at March 31, 2003, 2002 and 2001, respectively. Expected amortization expense for each of the next five years are as follows: 2004–$236, 2005–$181, 2006–$137, 2007–$34 and 2008–$0.

Financing fees are amortized and included in interest expense over the terms of the underlying debt agreements using the straight-line method, which approximates the effective interest rate method. Accumulated amortization for financing fees at March 31, 2003 and 2002 was approximately $4,080 and $2,862, respectively.

Recent Accounting Pronouncements

In May 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 145, or SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates Statement 4 (and Statement 64, as it amends Statement 4), which requires gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 makes technical corrections to existing pronouncements. This statement is effective for fiscal years beginning after May 2002 for the provisions related to the rescission of Statements Nos. 4 and 64, and for all transactions entered into beginning May 2002 for the provision related to the amendment of Statement No. 13 although early adoption is permitted. We do not expect the adoption of this standard to have a material impact on our financial statements.

In June 2002, the FASB, issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), as liabilities for these costs are now recognized when incurred rather than at the date an entity commits to an exit plan. The provisions of SFAS No. 146 were effective, on a prospective basis, for exit or disposal activities initiated after December 31, 2002, and have not had a material impact upon our consolidated financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002. The adoption of this standard did not have a material impact on our financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, which is effective for financial statements for fiscal years ending after December 15, 2002. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have adopted the disclosure requirements of SFAS No. 148 as of March 31, 2003. While SFAS No. 148 allows for a voluntary change to the fair value based method of accounting for stock-based employee compensation, we continue to use the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for those plans; therefore, we do not expect SFAS No. 148 to have a material impact on our financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN No. 46 provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities (VIEs). FIN No. 46 applies to new entities that are created after the effective date, as well as to existing entities. For VIEs created before February 1, 2003, the recognition and measurement provisions of FIN No. 46 are effective for us no later than the beginning of the third quarter of fiscal 2003, while for VIEs created after January 31, 2003, the recognition and measurement provisions of FIN No. 46 are effective immediately. Since we do not have any VIE’s there is no impact to our consolidated financial position and results of operations from the adoption of FIN No. 46.

In January 2003, the EITF reached a consensus on Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. EITF Issue No. 02-16 provides guidance regarding how a reseller of a vendor’s products should account for cash consideration received from that vendor. The provisions of EITF Issue No. 02-16 are effective for the Company beginning April 1, 2003, and we do not expect the adoption of these provisions to have a material impact on our consolidated financial position and results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial position and results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. ACQUISITIONS

During the year ended March 31, 2003, the Company acquired six businesses that provide office technology solutions and related services, none of which were individually or all together significant. Aggregate consideration, net of cash acquired of approximately $11,100, for these acquisitions was approximately $31,900 consisting of cash, 193,319 shares of the Company’s common stock (valued at $3,605, based on the fair value of the stock) and acquisition related expenses of approximately $400. Liabilities assumed in connection with these acquisitions totaled approximately $7,000. Total assets related to the six acquisitions were approximately $41,600, including goodwill of approximately $30,200.

During the year ended March 31, 2002, the Company acquired two businesses, neither of which were significant taken individually or together. These businesses provide office technology solutions and related services for an aggregate purchase price of approximately $2,700 primarily for cash, including direct acquisition costs of approximately $200. Liabilities assumed in connection with these acquisitions totaled approximately $1,200. Total assets related to the two acquisitions were approximately $3,800, including goodwill of approximately $2,300.

During the year ended March 31, 2001, the Company acquired nine businesses, none of which were significant taken individually or together. These businesses provide office technology solutions and related services for an aggregate purchase price of approximately $31,100 primarily for cash, including direct acquisition costs of approximately $400. Liabilities assumed in connection with these acquisitions totaled approximately $6,300. Total assets related to the nine acquisitions were approximately $39,900, including goodwill of approximately $29,300.

All acquisitions have been accounted for as purchases and, accordingly, are included in the results of operations from their dates of acquisition. In connection with the allocation of purchase price, there were no significant adjustments to fair value after the initial allocation.

As of March 31, 2003, the Company has no commitments to make future contingent payments (“the Earn-outs”) to the former owners of the acquired companies. The Company paid $690, $4,562 and $250 in cash Earn-outs during each of the three years ended March 31, 2003, 2002 and 2001, respectively, and $500 in stock Earn-outs during the year ended March 31, 2002. The Earn-outs were primarily based on the future profitability, specifically earnings before interest and taxes, of the acquired companies. The Earn-outs paid were recorded as goodwill related to the acquired companies.

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

	Unaudited Pro Forma Year Ended March 31,
	2003	2002	2001
Revenues	$693,892	$681,547	$616,311

Net income	$34,200	$28,255	$16,592

Earnings per share:
Basic	$1.61	$1.51	$.91
Diluted	$1.57	$1.49	$.91

3. RENTAL EQUIPMENT

The Company’s rental equipment consists of the following:

	March 31,
	2003	2002
Rental equipment on operating leases	$41,771	$44,106
Less: Accumulated depreciation	(28,874)	(30,221)

Rental equipment, net	$12,897	$13,885

4. PROPERTY AND EQUIPMENT

The Company’s property and equipment consists of the following:

	March 31,
	2003	2002
Furniture and fixtures, equipment and leasehold improvements	$41,416	$28,189
Less: Accumulated depreciation and amortization	(30,052)	(15,812)

Property and equipment, net	$11,364	$12,377

5. LONG-TERM DEBT

In June 2003, the Company completed a comprehensive plan to refinance its existing long-term debt (See Note 18).

The Company’s long-term debt consists of the following:

	March 31,
	2003	2002
Term and revolving loans	$94,407	$107,514
Senior Subordinated Notes, 10¾% due 2007	100,000	100,000
Various notes payable	344	408

Total long-term debt	194,751	207,922
Less: Current maturities	(878)	(873)

Long-term debt, less current maturities	$193,873	$207,049

In February 2002, the Company issued 2,695,000 shares of its common stock in a public equity offering with net proceeds of $39,058. With the proceeds from the offering, the Company paid down the entire $25,000 senior term loan, a portion of the $75,000 senior term loan and applied the remainder to the $150,000 revolving line of credit balance.

At March 31, 2003, the Company had a $250,000 senior credit facility with a syndicate of banks and financial institutions, with Wachovia Bank, National Association (formerly known as First Union National Bank) serving as administrative agent. The senior credit facility consists of a $150,000 five-year senior secured revolving line of credit, a $25,000 five-year senior term loan and a $75,000 seven-year senior term loan. As of March 31, 2003, the Company had amounts outstanding on its senior credit facility of $26,500 on the revolving line of credit, none on the $25,000 senior term loan, and $67,907 on the $75,000 senior term loan. The revolving credit line of the senior credit facility and the $25,000 senior term loan bear interest at rates ranging from 2.00% to 3.00% over LIBOR or from 0.75% to 1.75% over a base rate related to prime rate, and will vary according to the Company’s ratio of total funded debt to earnings before interest, taxes, depreciation and amortization. The $75,000 senior term loan bears interest at a rate of 3.25% over LIBOR or 2.00% over a base rate related to prime rate. The senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by the Company. The commitment fee rates range from .5% to .375% of the unused balance, with $437 and $373 being paid for the years ended March 31, 2003 and 2002, respectively. Amounts borrowed under the revolving credit line of the senior credit facility may be repaid and borrowed over the life of the senior credit facility, with a final maturity date of June 30, 2004. Under the senior credit facility, the Company has pledged substantially all of its assets, including the capital stock of the Company’s subsidiaries to the lenders. The terms of the senior credit facility require strict compliance with numerous affirmative, negative, and financial covenants. Amounts borrowed under the revolving line of credit may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders’ approval in the case of acquisitions with a cash purchase price of over $25,000 or an aggregate purchase price (cash, stock or other consideration) of over $50,000.

In March 1999, the Company issued $100,000 Senior Subordinated Notes due 2007 (the “10¾% notes”). The net proceeds of approximately $96,000 were used to reduce First Union’s previous revolving credit facility. As of June 26, 2003, the Company redeemed the 10¾% notes as part of a comprehensive plan to refinance its existing long-term debt (See Note 18).

The Company is prohibited from paying cash dividends under the terms of the agreement governing its senior credit facility.

Aggregate annual maturities of long-term debt at March 31, 2003 are as follows:

2004	$878
2005	27,331
2006	53,146
2007	113,386
2008	10
Thereafter	—

Total	$194,751

Interest paid was approximately $17,700, $23,600 and $26,600 for the years ended March 31, 2003, 2002 and 2001, respectively.

6. STOCKHOLDERS’ EQUITY

During the year ended March 31, 2003, the Company issued 93,075 shares of common stock in connection with the exercising of stock options, 102,500 shares of common stock for the restricted stock plan and 193,319 shares from treasury stock relating to acquisitions.

During the year ended March 31, 2002, the Company issued common stock in a public offering totaling 2,695,000 shares. The Company issued 95,238 shares relating to earn-outs and 36,344 shares in connection with stock options exercised.

During the year ended March 31, 2001, the Company repurchased 1,126,704 shares of common stock under a repurchase plan adopted on March 31, 2000, which allowed the Company to repurchase up to $10,000 of its stock. The Company also received 47,340 shares of its own common stock in settlement of two escrow claims in November 2000.

7. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of stock options.

The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations (shares in thousands):

	Year Ended March 31,
	2003	2002	2001
Numerator:
Numerator for basic and diluted earnings per share—net income	$34,239	$27,214	$16,500

Denominator:
Denominator for basic earnings per share	21,125	18,372	18,330
Effect of dilutive securities:
Employee stock options	595	346	3
Denominator for diluted earnings per share	21,720	18,718	18,333

8. INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between the financial reporting basis and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision are as follows:

	Year Ended March 31,
	2003	2002	2001
Current:
Federal	$17,905	$13,076	$10,970
State	2,432	2,175	2,138

	20,337	15,251	13,108
Deferred:
Federal	2,275	2,750	782
State	309	457	165

	2,584	3,207	947

	$22,921	$18,458	$14,055

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate are as follows:

	Year Ended March 31,
	2003	2002	2001
Tax at U.S. statutory rate	$20,006	$15,985	$10,694
State taxes, net of federal benefit	2,043	2,319	1,501
Goodwill amortization	—	—	1,580
Other permanent differences	872	154	280

	$22,921	$18,458	$14,055

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	March 31,
	2003	2002
Deferred tax assets:
Noncompete agreements	$1,948	$1,940
Inventory related	3,357	2,925
Various accrued expenses	1,380	853
Deferred revenue	122	—
Depreciation	(59)	223
Accounts receivable related	890	717
Derivatives	148	485
Other items	400	290

Gross deferred tax assets	8,186	7,433
Deferred tax liabilities:
Goodwill	13,361	9,286

Net deferred tax liabilities	$(5,175)	$(1,853)

Classified as follows:
Current assets	$5,749	$4,495
Noncurrent liabilities	(10,924)	(6,348)

	$(5,175)	$(1,853)

SFAS No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is not necessary as of March 31, 2003 and 2002.

Cash paid for income taxes was approximately $17,419, $13,000 and $11,200 for the years ended March 31, 2003, 2002 and 2001, respectively.

9. EMPLOYEE BENEFIT PLANS

The majority of the Company’s employees are eligible to participate in defined contribution plans (the “Plans”) established under Section 401(k) of the U.S. Internal Revenue Code. Employees are generally eligible to contribute voluntarily to the Plans on the first day of the calendar quarter following their hire date. The Company may contribute a discretionary amount of the employee contribution up to specified limits.

Employees are always vested in their contributed balance and generally become fully vested in the Company’s contributions after six years of service. The expense related to the Company’s contributions to the Plans for the years ended March 31, 2003, 2002 and 2001 was approximately $2,800, $2,300 and $2,200 respectively.

10. STOCK OPTION PLANS

In 1998, the Board of Directors adopted a stock option plan under which, as amended, 2,520,000 shares of the Company’s common stock may be issued pursuant to stock options granted or sold as restricted stock to directors, officers, and employees of and consultants to the Company. As of March 31, 2003, options to purchase 2,017,206 shares of the Company’s common stock were outstanding under the stock option plan. During the year ended March 31, 2003, options to purchase an aggregate of 748,000 shares were granted under the 1998 stock option plan with exercise prices ranging from $17.88 to $20.00 per share. During the year ended March 31, 2003, 102,500 restricted shares of restricted stock were granted under the plan for a purchase price of $.01 per share. Compensation expense related to the issuance of restricted stock was $377 for the year ended March 31, 2003.

On January 25, 2001, the Board of Directors adopted the Global Imaging Systems, Inc. 2001 Stock Option Plan under which Global may grant options to purchase up to 300,000 shares of Global’s common stock to employees of and service providers to Global, except for executive officers and directors. Stock options granted under the 2001 stock option plan have the same terms as those granted under the 1998 plan. As of March 31, 2003, options to purchase 261,700 shares were outstanding under the 2001 stock option plan. During the year ended March 31, 2003, no options were granted under the 2001 stock option plan.

In addition to options outstanding under Global’s stock option plans, 10,000 shares of Global’s common stock are issuable upon the exercise of an option granted outside of Global’s stock option plans. This option is exercisable at a price of $12.00 per share.

The following table summarizes the stock option activity for each of the three years ended March 31:

	Number of Shares	Per Share Option Price
Outstanding at March 31, 2000	1,334,200	$12.00 – 18.13
Granted	136,000	$ 6.31 – 12.00
Exercised	—	—
Canceled	(127,135)	$12.00 – 18.13

Outstanding at March 31, 2001	1,343,065	$ 6.31 – 18.13
Granted	434,000	$ 5.44 – 15.57
Exercised	(36,344)	$12.00 – 15.25
Canceled	(54,470)	$ 5.44 – 18.13

Outstanding at March 31, 2002	1,686,251	$ 5.44 – 18.13
Granted	748,000	$17.88 – 20.00
Exercised	(93,075)	$ 5.44 – 18.13
Canceled	(52,270)	$ 5.44 – 18.13

Outstanding at March 31, 2003	2,288,906	$ 5.44 – 20.00

Exercisable at March 31, 2003	788,179	$ 5.44 – 18.12

The following table further summarizes significant ranges of outstanding and exercisable stock options at March 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Weighted Average Remaining Contractual Life	Outstanding	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$ 5.44 – $ 8.00	7.8	473,700	$6.04	106,500	$6.48
$12.00 – $14.38	5.3	368,376	$12.09	280,649	$12.08
$15.25 – $20.00	7.7	1,446,830	$17.06	401,030	$15.62

	7.4	2,288,906	$13.98	788,179	$13.12

The number of shares underlying exercisable options were 548,350 and 342,108 at March 31, 2002 and 2001, respectively. The weighted average exercise prices per share for exercisable options were $13.71 and $13.64 at March 31, 2002 and 2001, respectively.

The following table summarizes the weighted average exercise prices of option activity for the years ended March 31:

	2003	2002	2001
Balance at beginning of period	$11.79	$13.67	$14.22
Granted	18.42	6.26	8.44
Exercised	11.83	12.77	—
Canceled	10.98	13.30	13.97
Balance at end of period	13.98	11.79	13.67

The Company disclosed in Note 1—Summary of Significant Accounting Policies, the pro forma net income and pro forma earnings per share reflecting the compensation cost that the Company would have recorded on its stock option plans and employee stock purchase plan had it used the fair value at grant date for awards under the plans consistent with the method prescribed by SFAS No. 123. The pro forma results were calculated with the use of the Black-Scholes option-pricing model.

11. DERIVATIVES

On April 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. The adoption of SFAS No. 133 did not have a material impact on the consolidated balance sheet or statement of operations of the Company and derivative instruments are not used by the Company for speculative purposes.

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

Effective November 12, 2002, the Company entered into a three-year swap agreement. This agreement effectively converted $20,000 of its variable-rate debt to fixed-rate debt and reduced its exposure to changes in interest rates. Under this swap agreement, the Company received an average variable rate of 1.4% and paid an average fixed rate of 2.7% for the period from November 12, 2002 to March 31, 2003. The Company has recognized a loss, net of tax, of approximately $223 for the fiscal year ended March 31, 2003 related to the portion of the hedging instrument included in the assessment of hedge effectiveness, which has been recorded in comprehensive income.

The Company had previously entered into interest rate swap agreements that effectively converted $52,000 of its floating-rate debt to a fixed-rate basis until September 2002, when the interest rate swap agreements expired. The Company has recognized a gain, net of tax, of approximately $855 for the fiscal year ended March 31, 2003 related to the portion of the hedging instrument included in the assessment of hedge effectiveness, which has been recorded in comprehensive income.

The Company had previously entered into an interest rate cap agreement (cap) in the total notional amount of approximately $22,000, which was not designated as a hedging instrument. The cap expired in September 2002 and no payments were received under the cap. The cap limited the Company’s interest rate risk exposure to 9% for the related notional amount.

12. COMPREHENSIVE INCOME

The following table presents a reconciliation of comprehensive income, comprised of net income, the cumulative effect of adopting SFAS No. 133 on April 1, 2001, gain on expiration of derivative instrument and the unrealized (loss) gain on cash flow hedges.

	Year Ended March 31,
	2003	2002
Net income	$34,239	$27,214
Cumulative effect of adopting SFAS No. 133, net of tax	—	(994)
Gain on expiration of derivative instrument	855	—
Unrealized (loss) gain on cash flow hedges, net of tax	(223)	139

Total comprehensive income	$34,871	$26,359

13. GOODWILL

Effective April 1, 2001, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, in accordance with the early adoption provisions of the standard. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment on a periodic basis. At the end of fiscal 2003, the Company performed its annual analysis of goodwill to determine if an impairment existed. This testing included the determination of fair value for each reporting unit by using market multiples and discounted cash flows modeling. The results of this testing indicated that a goodwill impairment charge was not necessary. Separately identified intangibles that are not deemed to have indefinite lives will continue to be amortized over their useful life, with no maximum life.

The changes in the carrying amount of goodwill from April 1 to March 31 are as follows:

	Year Ended March 31,
	2003	2002
Balance as of April 1	$296,779	$294,204
Goodwill acquired	30,209	2,281
Adjustments to goodwill	960	294

Balance at March 31	$327,948	$296,779

The following pro forma table includes the prior period results of operations as if SFAS No. 142 had been adopted at April 1, 2000.

	Year Ended March 31,
	2003	2002	2001
Reported net income	$34,239	$27,214	$16,500
Add back: Goodwill amortization, net of tax	—	—	7,053

Adjusted net income	$34,239	$27,214	$23,553

Basic earnings per share:
Reported net income	$1.62	$1.48	$.90
Goodwill amortization	—	—	.38

Adjusted net income	$1.62	$1.48	$1.28

Diluted earnings per share:
Reported net income	$1.58	$1.45	$.90
Goodwill amortization	—	—	.38

Adjusted net income	$1.58	$1.45	$1.28

14. LEASES

The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Certain of the leases for its office facilities are with various employee stockholders. Future noncancelable lease commitments as of March 31, 2003 are as follows:

	Related-Party Leases	Other Leases	Total
2004	$3,367	$7,711	$11,078
2005	3,276	6,638	9,914
2006	2,033	5,410	7,443
2007	1,856	3,728	5,584
2008	1,434	2,969	4,403
Thereafter	797	4,979	5,776

Total	$12,763	$31,435	$44,198

Rental expense related to the above leases was as follows:

	Related-Party Leases	Other Leases	Total
Year ended March 31, 2003	$3,369	$7,917	$11,286
Year ended March 31, 2002	2,985	6,574	9,559
Year ended March 31, 2001	2,820	5,851	8,671

Certain of the Company’s leases are subject to renewal options, which range up to 5 years.

15. RELATED-PARTY TRANSACTIONS

The Company has a related party notes receivable at March 31, 2003 relating to amounts loaned to an officer of the Company. This note bears interest at the interest rate charged to the Company on its revolving credit facility and is due and payable, with interest, on September 30, 2005. Interest is payable quarterly and has been paid on the note through March 31, 2003.

16. SEGMENTS

The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for reporting information about operating segments and related disclosures.

As an integrated office imaging solutions provider, the Company is organized into 15 geographical operating segments (core dealers). These individual segments have been aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the core dealers and the common nature of the products and services, classes of customers and distribution channels.

The revenues of these aggregated segments are derived from the two principal categories of revenues as reported in the Company’s consolidated statements of operations. Substantially all of the Company’s revenue is attributable to customers in the United States. Additionally, all of the Company’s assets are located in the United States.

17. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The Company has issued $100,000 of 10¾% notes, that are fully and unconditionally guaranteed on a joint and several basis by all the Company’s existing subsidiaries (the “Guarantors”), each of which is wholly owned, directly or indirectly, by the Company. The Company is a holding company all of whose operations are conducted by the Guarantors and the Company has no operations or assets separate from its investment in its subsidiaries.

18. SUBSEQUENT EVENTS

On May 16, 2003, the Company issued $57,500 of 4% convertible senior subordinated notes, which the Company refers to as its convertible notes, in a private placement to institutional investors. This offering was the first part of a plan to refinance the Company’s existing long-term indebtedness. The Company used the net proceeds of this offering to repay a portion of the amount outstanding under its prior senior credit facility. On June 25, 2003, the Company refinanced its prior senior credit facility by amending and restating the credit agreement for the prior senior credit facility and used a portion of the available funds from the amended and restated senior credit facility to pay all amounts owing under the prior facility. On June 26, 2003, the Company then used funds borrowed under the amended and restated senior credit facility to redeem the entire $100,000 aggregate principal amount of its 10¾% senior subordinated notes due 2007, which the Company refers to as the 10¾% notes. The Company refers to the amended and restated senior credit facility as its new senior credit facility. In this annual report, references to the Company’s debt refinancing refer to the offering of the convertible notes, the use of proceeds from the convertible notes offering to repay a portion of the amount outstanding under the prior senior credit facility, entering into the new senior credit facility, the repayment in full of amounts outstanding under the prior senior credit facility and the redemption of the 10¾% notes using a portion of the proceeds from the new senior credit facility.

The Company’s new senior credit facility is with a syndicate of banks and financial institutions, with Wachovia Bank, National Association serving as administrative agent. The Company’s new senior credit facility is comprised of a $90,000 five-year revolving credit line and a $140,000 six-year term loan. The revolving credit line of the new senior credit facility bears interest at rates ranging from 2.25% to 2.75% over LIBOR or from 1.00% to 1.50% over a base rate related to the prime rate, and will vary according to the ratio of total funded debt to earnings before interest, taxes, depreciation and amortization. The term loan bears interest at a rate of 3.00% over LIBOR or 2.00% over a base rate related to the prime rate. The new senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by the Company and its material subsidiaries. The commitment fee rates range from .50% to .75% of the unused balance. The Company paid commitment fees of $437 and $373 for the years ended March 31, 2003 and 2002, respectively, in connection with unused balances under the prior senior credit facility. Amounts borrowed under the revolving credit line of the new senior credit facility may be repaid and borrowed over the life of the new senior credit facility, with a final maturity date of June 25, 2008. The terms of the new senior credit facility require strict compliance with numerous affirmative, negative, and financial covenants. Amounts borrowed under the senior credit facility may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders’ approval in the case of acquisitions with a cash purchase price of over $50,000 or an aggregate purchase price (cash, stock or other consideration) of over $75,000.

On June 26, 2003, the Company redeemed the entire $100,000 aggregate principal amount outstanding under the 10¾% notes. The Company paid approximately $109,300 to redeem the 10¾% notes, which amount represented the redemption price of $105,400 plus all accrued and unpaid interest through the redemption date of approximately $3,900. The Company paid the redemption price with a portion of the proceeds from the new senior credit facility.

report of independent certified public accountants

Board of Directors

Global Imaging Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Global Imaging Systems, Inc. as of March 31, 2003 and 2002, and the related consolidated statements of operations, cash flows, and stockholders’ equity for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Imaging Systems, Inc. at March 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

As noted in Notes 1, 11 and 13 to the consolidated financial statements, effective April 1, 2001 the Company adopted Statements of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets.

/s/ Ernst & Young LLP

Tampa, Florida

May 9, 2003, except for Note 18,

as to which the date is June 26, 2003

quarterly financial data	GLOBAL IMAGING SYSTEMS, INC.

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	Revenues(3)	Gross Margin(3)	Net Income	Diluted Earnings Per Share	Stock Price(1)		Dividends Paid Per Share(2)
					High	Low
	(in thousands, except per share data)
2003
First quarter	$153,662	$59,663	$7,688	$.36	$21.25	$15.59	$—
Second quarter	173,410	64,278	8,496.39		22.80	16.05	—
Third quarter	169,176	65,159	8,911.41		20.95	16.74	—
Fourth quarter	183,169	67,913	9,144.42		19.45	17.20	—

Year	$679,417	$257,013	$34,239	$1.58	$22.80	$15.59	$—

2002
First quarter	$155,968	$57,049	$5,803	$.32	$14.99	$4.30	$—
Second quarter	160,646	57,924	6,431.35		19.65	8.80	—
Third quarter	151,653	57,759	7,151.39		18.50	11.15	—
Fourth quarter	150,206	58,377	7,829.40		21.30	15.00	—

Year	$618,473	$231,109	$27,214	$1.45	$21.30	$4.30	$—

(1)	Global Imaging Systems, Inc. common stock is traded on the Nasdaq National Market under the symbol “GISX”. Stock quotations were obtained from the National Association of Securities Dealers. On June 19, 2003, Global had 110 stockholders of record plus approximately 8,500 beneficial owners holding Global common stock in broker name.
(2)	Global is prohibited from paying cash dividends under the terms of the agreement governing its senior credit facility.
(3)	Consistent with Emerging Issues Task Force Consensus 00-10—Accounting for Shipping and Handling Fees and Costs, we have, since April 1, 2002, included shipping and handling costs that we billed to our customers in the same category of revenues in which we included the related sale. Prior to April 1, 2002, we included all shipping and handling costs billed to our customers as a reduction of selling, general and administrative expenses. For consistency, the 2002 amounts in the above table reflect the reclassification of shipping and handling costs billed to our customers from selling, general and administrative expenses to the same category of revenues in which we included the related sale. The amounts reclassified, resulting in an increase in revenues and gross margin, are $519, $524, $523 and $538 for the quarters ended June 30, September 30, and December 31, 2001 and March 31, 2002, respectively.