Form 10-K, Exhibit 13
period 2004-03-31
GLOBAL IMAGING SYSTEMS INC
filed 2004-06-11
CIK 1050167

EXHIBIT 13.1

EXCERPTS FROM ANNUAL REPORT TO STOCKHOLDERS

Selected consolidated financial data

The selected consolidated financial data as of and for the fiscal years ended March 31, 2000 through March 31, 2004 are derived from our audited consolidated financial statements. Since the information presented below is only a summary and does not provide all of the information in our consolidated financial statements, including the related notes, you should read the “management’s discussion and analysis of financial condition and results of operations” section and our consolidated financial statements.

	Fiscal Year Ended March 31,
(In thousands, except per share data)	2004	2003	2002	2001	2000
Statement of Operations Data:
Revenues:
Equipment and supplies sales	$564,741	$508,100	$463,980	$454,200	$357,507
Service and rentals	185,980	171,317	154,493	145,047	117,824

Total revenues	750,721	679,417	618,473	599,247	475,331
Costs and operating expenses:
Cost of equipment and supplies sales	367,103	332,047	307,046	306,346	241,837
Service and rental costs	97,307	87,357	80,318	74,085	59,439
Selling, general and administrative expenses	200,530	183,500	160,225	149,985	115,267
Intangible asset amortization	532	637	949	10,113	8,183

Total costs and operating expenses	665,472	603,541	548,538	540,529	424,726

Income from operations	85,249	75,876	69,935	58,718	50,605
Loss on early extinguishment of debt	8,433	—	—	—	654
Interest expense	11,791	18,716	24,263	28,163	22,171

Income before income taxes	65,025	57,160	45,672	30,555	27,780
Income taxes	25,261	22,921	18,458	14,055	12,729

Net income	39,764	34,239	27,214	16,500	15,051

Basic earnings per share	$1.84	$1.62	$1.48	$.90	$.79

Diluted earnings per share	$1.70	$1.58	$1.45	$.90	$.78

Basic weighted average shares outstanding	21,606	21,125	18,372	18,330	19,031

Diluted weighted average shares outstanding	24,261	21,720	18,718	18,333	19,176

Cash dividends per common share	—	—	—	—	—

Balance Sheet Data (at period end):
Working capital	$106,365	$77,378	$74,090	$70,854	$67,317
Total assets	597,773	532,038	473,160	478,819	433,565
Total debt	196,663	194,751	207,922	276,650	247,722
Total stockholders’ equity	284,816	230,081	190,177	123,796	117,613

management’s discussion and analysis of financial condition and results of operations

(Dollars in thousands except per share amounts)

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes included elsewhere in this annual report. Much of the discussion in this section involves forward-looking information. Our actual future results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause our results to differ from these statements are described in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

Overview

We are one of the leading providers of office technology solutions to middle-market businesses in the United States, selling and providing contract services for automated office equipment, including copiers, facsimile machines and printers, network integration solutions and electronic presentation systems. We believe that the markets for our products and services are converging as technology advancements and innovation produce increases in automated office equipment functionality and networking capabilities. Incorporating products from Konica Minolta, Canon, Ricoh, Sharp, Hewlett-Packard, IBM, Microsoft, NEC, InFocus and other leading companies, we offer solutions for our customers from a network of 173 locations in 28 states and the District of Columbia. The contractual nature of our service and supply business, tailored lease financing programs, high level of repeat equipment purchases and our emphasis on superior customer service generate stable and recurring revenue streams. Since our founding in June 1994, we have acquired more than 60 businesses, all within the United States, which we have organized as a network of 17 core companies with corresponding satellite businesses. We believe the businesses we have acquired and the businesses we acquire in the future will benefit from our various programs and operating strategies. These benefits include increased operating efficiencies, the support of experienced and professional senior management, expansion of the types of office imaging products and services offered, increased access to capital and enhanced financial management.

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

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to accounts receivable, inventories, vendor incentives, intangible assets and contingencies. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe to be reasonable. Actual results could differ materially from these estimates. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Contingencies. We accrue amounts for losses arising from contingent obligations, including estimated legal costs, when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the consolidated financial statements. Estimates that are particularly sensitive to future charges include tax, legal and other regulatory matters which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

All dollar amounts presented in this section, except per share data, are in thousands.

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

	Fiscal Year Ended March 31,
	2004	2003	2002
Revenues:
Equipment revenues	$472,073	$422,282	$390,866
Supplies revenues	92,668	85,818	73,114

Equipment and supplies revenues	$564,741	$508,100	$463,980

Service revenues	$170,935	$157,245	$140,801
Rental revenues	15,045	14,072	13,692

Service and rental revenues	$185,980	$171,317	$154,493

Total revenues	$750,721	$679,417	$618,473

Estimated internal growth rates for revenues (unaudited)	6%	2%	1%

The following table sets forth our gross profit by revenue type and gross profit by revenue type as a percentage of revenue during the periods indicated:

	Fiscal Year Ended March 31,
	2004	2003	2002
Gross Profit:
Gross profit by revenue type:
Equipment	$151,612	$133,139	$120,304
Supplies	46,026	42,914	36,630
Service	83,523	78,391	68,679
Rental	5,150	5,570	5,496

Total gross profit	$286,311	$260,013	$231,109

Gross profit by revenue type as a percentage of revenue:
Equipment	32.1%	31.5%	30.8%
Supplies	49.7%	50.0%	50.1%
Service	48.9%	49.9%	48.8%
Rental	34.2%	39.6%	40.1%

Total	38.1%	38.3%	37.4%

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Revenues

Total revenues for the fiscal year ended March 31, 2004 were $750,721, which represents an increase of 10.5% over fiscal year 2003. The majority of the revenue growth was attributable to internal growth in electronic presentation systems revenues, network integration solutions and automated office equipment revenues. Our estimated combined internal growth rate for fiscal year 2004 was 6%. Additionally, revenues from five businesses acquired in fiscal year 2004 and six businesses acquired in fiscal year 2003, that were not a part of our business for the full period last year, added to the revenue increase.

Equipment and supplies revenues for the fiscal year ended March 31, 2004 were $564,741, which represents an increase of 11.1% over fiscal year 2003. Equipment revenues increased 11.8% and supplies revenues increased 8.0%, with the majority of the revenue growth due to the internal revenue growth of our existing businesses.

Service and rental revenues for the fiscal year ended March 31, 2004 were $185,980, which represents an increase of 8.6% over fiscal year 2003. Service revenues increased 8.7% and rental revenues increased 6.9%, with the majority of the revenue growth due to the internal revenue growth of our existing businesses.

Gross Profit

Gross profit of $286,311 for the fiscal year ended March 31, 2004 reflected a 10.1% increase over fiscal year 2003. Gross profit primarily increased due to internal growth of automated office equipment revenues, which historically have higher gross profit margins than network integration solutions revenues and electronic presentation systems revenues. Additionally, gross profit increased due to the acquisition of automated office equipment dealers in fiscal years 2004 and 2003.

The gross profit margin for equipment revenues for the fiscal year ended 2004 increased 0.6 percentage points from fiscal year 2003, primarily due to an increase in automated office equipment gross profit and gross profit margin.

Supplies gross profit margin for the fiscal year ended 2004 remained flat from fiscal year 2003.

Service gross profit margin for the fiscal year ended 2004 decreased 1.0 percentage point from the fiscal year 2003, which is primarily due to a decline in automated office equipment service gross profit margins, slightly offset by an increase in network integration solutions service gross profit margins.

Rental gross profit margin for the fiscal year ended 2004 decreased 5.4 percentage points from the fiscal year 2003, primarily due to increased rental depreciation expense as a result of an increase in new equipment in our equipment mix versus older fully depreciated equipment that resulted from an increase in new customer accounts and existing customer contract renewals.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SG&A expenses, increased 9.3% to $200,530 for the fiscal year ended March 31, 2004. This amount was 26.7% of total revenues compared to 27.0% of total revenues for fiscal year 2003. These expenses increased principally due to the acquisition of five businesses in fiscal year 2004 and six businesses in fiscal year 2003. In addition to the increase from acquisitions, payroll and commissions, insurance expenses and occupancy expenses also increased. The decrease in expense as a percentage of revenues was primarily the result of higher revenues in fiscal year 2004 as compared to fiscal year 2003.

Intangible Asset Amortization

Intangible asset amortization was $532 for the fiscal year ended March 31, 2004, compared to $637 for fiscal year 2003. This amortization relates to non-compete agreements and customer lists. The decline is due to certain of these assets being fully amortized during fiscal year 2004.

Income From Operations

Income from operations was $85,249, or 11.4% of total revenues, for the fiscal year ended March 31, 2004, compared to $75,876 or 11.2% of total revenues for fiscal year 2003. Income from operations was positively impacted by the increase in combined revenues and gross profit as discussed above.

Loss on Early Extinguishment of Debt

During fiscal year 2004, we incurred a loss on early extinguishment of debt in the amount of $8,433 related to the refinancing of our prior senior credit facility and the redemption of our 10¾% senior subordinated notes due 2007. The loss is made up of a prepayment premium of $5,375 for the early redemption of our 10¾% notes and a $3,058 non-cash charge for the write-off of the unamortized portion of financing fees related to those notes and the prior senior credit facility.

Interest Expense

Interest expense decreased 37.0% to $11,791 for the fiscal year ended March 31, 2004, compared to $18,716 for fiscal year 2003. The decrease in interest expense was due to lower interest rates and a slightly lower average level of borrowings. Interest expense in the 2004 fiscal year includes the amortization of financing fees incurred in connection with our senior credit facility and the 4% convertible senior subordinated notes due 2008, both entered into during the first quarter of this year, as well as our prior credit facility and the 10¾% senior subordinated notes due 2007 for a portion of the first quarter.

Income Taxes

The provision for income taxes was $25,261 for the fiscal year ended March 31, 2004 compared to $22,921 for fiscal year 2003. The increase in income taxes was primarily due to increased pre-tax income in fiscal year 2004, slightly offset by a reduction in the effective income tax rate. The effective income tax rate was 38.8% for fiscal year 2004 and 40.1% for fiscal year 2003 due to lower state and local income tax rates. The effective income tax rate was higher than the federal statutory rate of 35% due to state and local taxes.

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

Gross Profit

Gross profit of $260,013 for the fiscal year ended March 31, 2003 reflected a 12.5% increase over fiscal year 2002. This is partially due to internal growth of automated office equipment revenues, which historically have higher gross profit margins than network integration solutions revenues and electronic presentation systems revenues. In addition, gross profit increased due to the acquisition of mostly automated office equipment dealers in fiscal years 2003 and 2002. The gross profit margin in fiscal year 2003 remained relatively flat with an overall increase of 0.9 percentage points from fiscal year 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SG&A expenses, increased 14.5% to $183,500 for the fiscal year ended March 31, 2003. This amount was 27.0% of total revenues compared to 25.9% of total revenues for fiscal year 2002. These expenses increased principally due to the acquisition of six businesses in fiscal year 2003 and two businesses in fiscal year 2002. In addition to the increase from acquisitions, payroll and commissions, professional fees, insurance expenses and occupancy expenses also increased. The increase in expense as a percentage of revenues was primarily the result of acquiring automated office equipment businesses, which typically have higher SG&A expenses, in fiscal years 2003 and 2002.

Intangible Asset Amortization

Intangible asset amortization was $637 for the fiscal year ended March 31, 2003, compared to $949 for fiscal year 2002. This amortization relates to non-compete agreements and customer lists. The decline is due to certain of these assets being fully amortized during fiscal year 2003.

Income From Operations

Income from operations was $75,876, or 11.2% of total revenues, for the fiscal year ended March 31, 2003, compared to $69,935 or 11.3% of total revenues for fiscal year 2002. Income from operations was positively impacted by the increase in combined revenues and gross profit as discussed above.

Interest Expense

Interest expense decreased 22.9% to $18,716 for the fiscal year ended March 31, 2003, compared to $24,263 for fiscal year 2002. The decrease in interest expense was due to a lower average level of borrowings and lower interest rates. Interest expense includes the amortization of financing fees incurred in connection with our prior credit facility, the 10¾% senior subordinated notes due 2007, which we refer to as our 10¾% notes, and the ineffective portion of our hedging activities.

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

Recent Accounting Pronouncement

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. Interpretation No. 46, which was revised in December 2003, addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. Interpretation No. 46 is effective for interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Interpretation No. 46 is also effective for all other types of variable interest entities for periods ending after March 15, 2004. We do not currently have any interests that would change any of the entities currently included in our consolidation or require additional disclosures required by Interpretation No. 46.

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

On May 16, 2003, we issued $57,500 of 4% convertible senior subordinated notes in a private placement to institutional investors. We used the net proceeds of approximately $55,500 from the offering to repay a portion of the amount outstanding under our prior senior credit facility. The convertible notes bear interest at 4%, payable semi-annually, and are convertible into our common stock at any time at the conversion rate of approximately 41.8550 shares per one thousand principal amount of the convertible notes. This is equivalent to a conversion price of $23.892 per share. The convertible notes may be redeemed on or after May 20, 2006, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

Redemption Period	Percentage
May 20, 2006 through May 14, 2007	101.6%
May 15, 2007 through May 14, 2008	100.8%
May 15, 2008 and thereafter	100.0%

The convertible notes are jointly and severally guaranteed by our current and certain of our future subsidiaries on a senior subordinated basis.

On May 10, 2004, in conjunction with our purchase of ITG, we entered into the second amendment of our senior credit facility. We refer to the second amendment of our senior credit facility as our new senior credit facility. Our new senior credit facility is with a group of banks and financial institutions, with Wachovia Bank, National Association serving as administrative agent. Our new senior credit facility is comprised of a $70,000 five-year revolving credit line and a $208,950 six-year term loan. The revolving credit line of the new senior credit facility bears interest at rates ranging from 1.50% to 2.00% over LIBOR or from .50% to 1.00% over a base rate related to the prime rate, and varies according to our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization. The term loan bears interest at a rate of 2.00% over LIBOR or .75% over a base rate related to the prime rate. The new senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by us and our material subsidiaries. The commitment fee rate is .50% of the unused balance. We paid commitment fees of $633 and $461 for the years ended March 31, 2004 and 2003, respectively, in connection with unused balances under both our prior and new senior credit facility. Amounts borrowed under the revolving credit line of the new senior credit facility may be repaid and borrowed over the life of the new senior credit facility, with a final maturity date of May 10, 2009. The terms of the new senior credit facility require strict compliance with numerous affirmative, negative, and financial covenants. Amounts borrowed under the senior credit facility may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders’ approval in the case of acquisitions with a cash purchase price of over $50,000 or an aggregate purchase price (cash, stock or other consideration) of over $75,000. As of May 10, 2004, we had $69,500 of additional borrowing availability under the revolving credit portion of our new senior credit facility. This amount has been reduced by $500 to reflect the aggregate amount of an outstanding standby letters of credit issued under the new senior credit facility to support our obligations incurred in the ordinary course of business. As of March 31, 2004, no amounts had been paid under these letters of credit.

Net cash provided by operating activities of $74,556 in fiscal year 2004 was primarily attributable to net income and decreases in inventory, partially offset by increases in accounts receivable. Net cash used in investing activities of $42,080 during fiscal year 2004 was primarily for the purchase of five businesses as well as the purchase of property, equipment and rental equipment. Net cash provided by financing activities of $3,447 during fiscal year 2004 was primarily for transactions related to our debt refinancing activities discussed above.

We believe that cash flows from future operations, together with funds available under our new senior credit facility, will be sufficient to fund our operational needs and acquisition growth strategy for at least the next 12 months.

Contractual Obligations

At March 31, 2004, our primary contractual obligations, which consists of principal maturities of long-term debt and amounts due under future minimum lease payments, are as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$45,684	$11,693	$17,145	$9,590	$7,256
Long-term debt (1)	196,663	1,479	2,924	159,010	33,250

Total	$242,347	$13,172	$20,069	$168,600	$40,506

(1)	Future interest payments are not included in the amounts shown above. At March 31, 2004,we had long-term debt of $196,663, of which approximately $139,000 was variable rate debt. Our interest rate swap effectively converted $20,000 of this variable rate debt to fixed rate debt and the swap bore interest at a rate of 2.74% at March 31, 2004. The approximately $119,000 remaining variable rate debt bore interest at a rate of 3.59% at March 31, 2004. The $57,500 of 4% convertible senior subordinated notes due in 2008 are also included in our long-term debt at March 31, 2004 and bore interest at a fixed rate of 4.00%.

Purchase orders for the purchase of inventory and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined by us as agreements that are enforceable and legally binding on Global and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current demand expectations and are fulfilled by our vendors within short time horizons. We do not have significant non-cancelable agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed our expected requirements. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Quantitative And Qualitative Disclosures About Market Risk

Our market risk is primarily limited to fluctuations in interest rates as it pertains to our borrowings under our new senior credit facility.

We are exposed to changes in interest rates, primarily from our new senior credit facility, and use interest rate cap and swap agreements to fix interest rates on variable debt and reduce certain exposures to interest rate fluctuations. We also have long-term debt that bears a fixed rate. There is a risk that market rates will decline and the required payments will exceed those based on current market rates on the long-term debt. Our risk management objective in entering into such contracts and agreements is only to reduce our exposure to the effects of interest rate fluctuations and not for speculative investment. At March 31, 2004, we had total long-term debt of $196,663, of which approximately $139,000 was variable rate debt. Our interest rate swap effectively converted $20,000 of this variable rate debt to fixed rate debt leaving approximately $119,000 of the total long-term debt exposed to interest rate risk. Effective September 11, 2003, we entered into three interest rate cap agreements (caps) in the notional amounts of $20,000 each. The caps limit our interest rate risk exposure to 4% for the related notional amounts. If the effective interest rate for all of our variable rate debt were to increase by 100 basis points (1%), our annual interest expense would increase by $1,190 based on the balances outstanding at March 31, 2004.

consolidated balance sheets	GLOBAL IMAGING SYSTEMS, INC.
MARCH 31, 2004 AND 2003

(In thousands, except share amounts)

	March 31,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$47,266	$11,343
Accounts receivable, net of allowance for doubtful accounts ($2,847 and $2,671 at March 31, 2004 and 2003, respectively)	81,262	74,248
Inventories	70,898	80,810
Deferred income taxes	5,849	5,749
Prepaid expenses and other current assets	2,927	2,388

Total current assets	208,202	174,538
Rental equipment, net	15,416	12,897
Property and equipment, net	10,180	11,364
Other assets	1,016	912
Related party notes receivable	400	400
Intangible assets, net:
Goodwill	356,681	327,948
Noncompete agreements	639	633
Financing fees	5,239	3,346

Total assets	$597,773	$532,038

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$41,466	$39,916
Accrued liabilities	11,266	11,258
Accrued compensation and benefits	19,328	14,945
Accrued interest	1,008	1,660
Current maturities of long-term debt	1,479	878
Deferred revenue	22,514	22,617
Income taxes payable	4,776	5,886

Total current liabilities	101,837	97,160
Deferred income taxes	15,936	10,924
Long-term debt, less current maturities	195,184	193,873

Total liabilities	312,957	301,957
Stockholders’ equity:
Preferred stock, $.01 par value: 10,000,000 shares authorized: no shares issued	—	—
Common stock, $.01 par value: 50,000,000 shares authorized: 22,879,015 and 22,247,243 shares issued and 21,999,396 and 21,264,923 shares outstanding at March 31, 2004 and 2003, respectively	229	223
Common stock held in treasury, at cost: 879,619 and 982,320 shares at March 31, 2004 and 2003, respectively	(7,731)	(8,638)
Additional paid-in capital	149,958	136,355
Retained earnings	143,698	103,934
Unearned stock-based compensation	(1,099)	(1,570)
Accumulated other comprehensive loss	(239)	(223)

Total stockholders’ equity	284,816	230,081

Total liabilities and stockholders’ equity	$597,773	$532,038

See accompanying notes.

consolidated statements of operations	GLOBAL IMAGING SYSTEMS, INC.
FOR THE YEARS ENDED MARCH 31, 2004, 2003 AND 2002

(In thousands, except per share amounts)

	Year Ended March 31,
	2004	2003	2002
Revenues:
Equipment and supplies sales	$564,741	$508,100	$463,980
Service and rentals	185,980	171,317	154,493

Total revenues	750,721	679,417	618,473
Costs and operating expenses:
Cost of equipment and supplies sales	367,103	332,047	307,046
Service and rental costs	97,307	87,357	80,318
Selling, general and administrative expenses	200,530	183,500	160,225
Intangible asset amortization	532	637	949

Total costs and operating expenses	665,472	603,541	548,538

Income from operations	85,249	75,876	69,935
Loss on early extinguishment of debt	8,433	—	—
Interest expense	11,791	18,716	24,263

Income before income taxes	65,025	57,160	45,672
Income taxes	25,261	22,921	18,458

Net income	$39,764	$34,239	$27,214

Basic earnings per share	$1.84	$1.62	$1.48

Diluted earnings per share	$1.70	$1.58	$1.45

Weighted average number of shares outstanding:
Basic	21,606	21,125	18,372
Diluted	24,261	21,720	18,718

See accompanying notes.

consolidated statements of cash flows	GLOBAL IMAGING SYSTEMS, INC.
FOR THE YEARS ENDED MARCH 31, 2004, 2003 AND 2002

(In thousands)

	Year Ended March 31,
	2004	2003	2002
OPERATING ACTIVITIES:
Net income	$39,764	$34,239	$27,214
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,860	13,953	13,379
Amortization	532	637	949
Amortization of financing fees	1,206	1,218	1,106
Tax benefit of stock option exercises	3,996	—	—
Non-cash portion of loss on early extinguishment of debt	3,058	—	—
Deferred income tax expense	4,950	2,584	3,207
Unearned stock-based compensation expense	471	377	—
Changes in operating assets and liabilities, net of amounts acquired in purchase business combinations:
Accounts receivable	(4,448)	1,349	12,497
Inventories	11,813	(12,931)	(1,859)
Prepaid expenses and other current assets	(489)	1,933	(520)
Other assets	(88)	510	85
Accounts payable	(182)	15,662	(1,773)
Accrued liabilities, compensation and benefits and interest	2,496	3,907	(2,288)
Deferred revenue	(2,202)	(1,842)	(2,884)
Income taxes payable	(1,181)	3,233	2,759

Net cash provided by operating activities	74,556	64,829	51,872

INVESTING ACTIVITIES:
Purchase of property, equipment and rental equipment, net of proceeds from disposals	(15,756)	(11,210)	(14,444)
Payment for purchase of businesses, net of cash acquired	(26,324)	(29,990)	(7,297)

Net cash used in investing activities	(42,080)	(41,200)	(21,741)

FINANCING ACTIVITIES:
Net payments on revolving line of credit	(26,650)	(12,421)	(44,009)
Net payments on other long-term debt	(68,958)	(750)	(24,718)
Proceeds from issuance of long-term debt	140,000	—	—
Redemption and retirement of notes	(100,000)	—	—
Issuance of convertible notes	57,500	—	—
Financing fees paid	(6,157)	(166)	(926)
Stock options exercised	7,712	1,051	464
Common stock issued for cash	—	—	39,058

Net cash provided by (used in) financing activities	3,447	(12,286)	(30,131)

Net increase in cash and cash equivalents	35,923	11,343	—
Cash and cash equivalents, beginning of year	11,343	—	—

Cash and cash equivalents, end of year	$47,266	$11,343	$—

See accompanying notes.

consolidated statements of stockholders’ equity	GLOBAL IMAGING SYSTEMS, INC.
FOR THE YEARS ENDED MARCH 31, 2004, 2003 AND 2002

(In thousands, except share amounts)

	Common Stock						Accumulated Other Comprehensive Loss
	Number of Shares	Par Value	Held in Treasury, at cost	Additional Paid-in Capital	Retained Earnings	Unearned Stock-based Compensation		Total
Balances at March 31, 2001	18,049,447	$192	$(10,352)	$91,475	$42,481			$123,796
Comprehensive income:
Net income					27,214			27,214
Unrealized loss on derivative instruments							$(855)	(855)

Total comprehensive income								26,359

Stock options exercised	36,344	1		463				464
Common stock issued in conjunction with earnout	95,238	1		499				500
Common stock issued in public equity offering	2,695,000	27		39,657				39,684
Cost of public equity offering				(626)				(626)

Balances at March 31, 2002	20,876,029	$221	$(10,352)	$131,468	$69,695		$(855)	$190,177
Comprehensive income:
Net income					34,239			34,239
Gain on expiration of derivative instruments							855	855
Unrealized loss on derivative instruments							(223)	(223)

Total comprehensive income								34,871

Stock options exercised	93,075	1		1,100				1,101
Treasury stock issued in conjunction with acquisitions	193,319		1,714	1,891				3,605
Common stock issued under restricted stock plan	102,500	1		1,947		(1,947)		1
Amortization of unearned stock-based compensation						377		377
Cost of FY 2002 public equity offering				(51)				(51)

Balances at March 31, 2003	21,264,923	$223	$(8,638)	$136,355	$103,934	$(1,570)	$(223)	$230,081
Comprehensive income:
Net income					39,764			39,764
Unrealized loss on derivative instrument							(16)	(16)

Total comprehensive income								39,748

Stock options exercised including income tax benefit	631,772	6		11,702				11,708
Treasury stock issued in conjunction with acquisitions	102,701		907	1,901				2,808
Amortization of unearned stock-based compensation						471		471

Balances at March 31, 2004	21,999,396	$229	$(7,731)	$149,958	$143,698	$(1,099)	$(239)	$284,816

See accompanying notes.

Notes To Consolidated Financial Statements

(In thousands, except share and per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

Global Imaging Systems, Inc. was formed on June 3, 1994. The Company’s operating subsidiaries are located in the United States and are in the business of selling and providing contract services for automated office equipment including copiers, facsimile machines and printers, network integration solutions and electronic presentation systems. The consolidated financial statements include the financial statements of Global Imaging Systems, Inc. and its subsidiaries, all of which are wholly-owned (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue as follows:

Supplies sales to customers generally are recognized at the time of shipment in accordance with our stated shipping terms of FOB shipping point. In the case of service contracts that include supplies, revenue for supplies sales is recognized ratably based upon the term of the maintenance contract. Equipment sales are recognized at the time of customer acceptance, or in the case of equipment sales financed by third-party leasing companies, at the time of acceptance by the leasing company and the customer.

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

In accordance with Statement of Position 97-2, Software Revenue Recognition, as amended, we recognize the revenue allocable to software licenses, purchased from third-party vendors for resale, upon delivery of the software license to the end-user, unless the fee is not fixed or determinable or collectibility is not probable. In software arrangements that include more than one element, we allocate the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

Funds received from certain vendors for volume rebates and marketing programs are accounted for as a reduction of cost of sales or selling, general and administrative expenses according to the nature of the program.

Shipping and Handling Costs

Shipping and handling costs billed to our customers are included in the same category as the related sale. Shipping and handling costs associated with inbound freight charged by vendors are included in cost of sales. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $6,313, $5,835 and $5,309 in fiscal 2004, 2003 and 2002, respectively.

Advertising

Advertising costs are charged to expense as incurred. Advertising expenses totaled $1,219, $1,298 and $1,941 for fiscal years 2004, 2003 and 2002, respectively.

Derivative Instruments

On April 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and, as a result, we recognized a cumulative effect at that date. Thereafter, all derivative instruments are recorded at fair value on our balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Currently, we only have cash flow hedges.

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

Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair market value due to the short-term nature of these instruments. The fair value of the long-term debt was estimated based on quoted market prices at year-end.

The carrying amounts and estimated fair values of our long-term debt are as follows:

	March 31,
	2004		2003
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$196,663	$226,363	$194,751	$201,551

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents.

Our policy is to use any excess cash generated on a daily basis to pay down any borrowings under the revolver rather than hold or invest the excess cash. When we generate excess cash and there are no balances owed on our revolver, the excess cash is deposited into an account paying a nominal rate of return.

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

Concentrations of Credit Risk

Our financial instruments, which may subject us to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. We deposit cash with major banks as of March 31, 2004 and 2003. Deposits in those banks may exceed the amount of insurance provided on such deposits. However, we are exposed to loss only to the extent of the amount of cash reflected on our balance sheets and outstanding checks. We have not experienced losses on our bank cash deposits. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographical areas. During the fiscal year ended March 31, 2004, our top five customers collectively accounted for less than 5% of our total revenues and no single customer accounted for more than 2% of our total revenues.

During the fiscal year ended March 31, 2004, we purchased approximately 19% of our equipment, parts and supplies from Konica Minolta. As a result of the recent merger between Konica and Minolta this percentage represents aggregated purchases from both companies during fiscal year 2004. No other supplier represented in excess of 12% of our purchases. Our wide array of vendors limits the risks we may face if one of our vendors experiences financial instability or fails to keep pace with the rapid development and introduction of new products.

Inventories

Inventories consist of automated office equipment, including copiers, facsimile machines and printers, electronic presentation equipment, document imaging equipment, computers and related software, and related parts and supplies. Inventories are valued at the lower of cost (specific identification and/or average cost for equipment and average cost for related parts and supplies) or market value. Inventories are stated net of reserves of $4,213 and $4,708 at March 31, 2004 and 2003, respectively. Reserves are established for excess and slow-moving inventories.

Long-Lived Assets

The recoverability of long-lived assets (excluding intangible assets) is evaluated at the core company level by performing an analysis of operating results and considering other significant events or changes in the business environment. If an operating unit has current operating losses and there is a likelihood that such operating losses will continue or other indications of an impairment are present, we will determine if an impairment exists based on the undiscounted expected future cash flows from operations before interest. Impairment losses would be measured based on the amount by which the carrying amount exceeds the fair value. No impairment losses have been recorded.

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

Stock-Based Compensation

At March 31, 2004, we had two stock-based employee compensation plans, which are described more fully in Note 10. We have adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. SFAS No. 148 allows for continued use of recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for those plans. We apply the intrinsic value recognition and measurement principles of APB Opinion No. 25 and related interpretations in accounting for those plans. No stock-based employee compensation expense related to stock options is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions to stock-based employee compensation. Such disclosure is not necessarily indicative of the fair value of stock options that could be granted by us in future fiscal years or of the value of all options currently outstanding.

	2004	2003	2002
Net income, as reported	$39,764	$34,239	$27,214
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,689)	(2,497)	(1,452)

Pro forma net income	$37,075	$31,742	$25,762

Earnings per share:
Basic – as reported	$1.84	$1.62	$1.48

Basic – pro forma	1.72	1.50	1.40

Diluted – as reported	1.70	1.58	1.45

Diluted – pro forma	1.59	1.46	1.38

As reflected in pro forma net income and earnings per share in the above table, the per share weighted average fair value of options granted during the year ended March 31, 2004, 2003 and 2002 was $15.73, $11.73 and $4.34, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest rate	3.5%	3.8%	5.0%
Volatility factor of the expected market price of our common stock	68.5%	75.2%	84.0%
Dividend yield	—	—	—
Weighted average expected life of options (in years)	5.0	5.0	5.0

Intangible Assets

Under SFAS No. 142 Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually or more often if indicators of impairment arise. We perform our annual analysis of goodwill on the first day of the fourth quarter of our fiscal year to determine if an impairment exists. This testing includes the determination of fair value for each reporting unit by using market multiples and discounted cash flows modeling. The results of this testing indicated that a goodwill impairment charge was not necessary. Separately identified intangibles that are deemed to have definite lives will continue to be amortized over their useful life, with no maximum life.

Noncompete agreements are recorded at cost and amortized over the lives of the agreements, which range from three to four years, using the straight-line method. Accumulated amortization for noncompete agreements was approximately $8,312 and $7,988 at March 31, 2004 and 2003, respectively. Noncompete amortization expense was approximately $324, $589 and $949 for the years ended March 31, 2004, 2003 and 2002, respectively. Expected amortization expense for each of the next five years are as follows: 2005–$279, 2006–$230, 2007–$103, 2008–$27 and 2009–$0.

Financing fees are amortized and included in interest expense over the terms of the underlying debt agreements using the straight-line method, which approximates the effective interest rate method. Accumulated amortization for financing fees at March 31, 2004 and 2003 was approximately $920 and $4,080, respectively.

Recent Accounting Pronouncement

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. Interpretation No. 46, which was revised in December 2003, addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. Interpretation No. 46 is effective for interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Interpretation No. 46 is also effective for all other types of variable interest entities for periods ending after March 15, 2004. We do not currently have any interests that would change any of the entities currently included in our consolidation or require additional disclosures required by Interpretation No. 46.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. ACQUISITIONS

During the year ended March 31, 2004, we acquired five businesses that provide office technology solutions and related services. Aggregate consideration, net of cash acquired, for these acquisitions was approximately $28,900, consisting of cash, 102,701 shares of our common stock (valued at $2,809, based on the fair value of the stock on date of issuance) and acquisition related expenses of approximately $200. Liabilities assumed in connection with these acquisitions consisted of approximately $4,800. Fair value of the total assets acquired in these five acquisitions consisted of approximately $7,800 of tangible assets and approximately $29,100 of goodwill and other intangible assets.

During the year ended March 31, 2003, we acquired six businesses that provide office technology solutions and related services. Aggregate consideration, net of cash acquired of approximately $11,100, for these acquisitions was approximately $31,900, consisting of cash, 193,319 shares of our common stock (valued at $3,605, based on the fair value of the stock on date of issuance) and acquisition related expenses of approximately $400. Liabilities assumed in connection with these acquisitions totaled approximately $7,000. Fair value of the total assets acquired in these six acquisitions was approximately $41,600, including goodwill of approximately $30,200.

During the year ended March 31, 2002, we acquired two businesses that provide office technology solutions and related services. These businesses provide office technology solutions and related services for an aggregate purchase price of approximately $2,700 primarily for cash, including direct acquisition costs of approximately $200. Liabilities assumed in connection with these acquisitions totaled approximately $1,200. Fair value of the total assets acquired in these two acquisitions was approximately $3,800, including goodwill of approximately $2,300.

All acquisitions have been accounted for using the purchase method of accounting and, accordingly, are included in our results of operations from the date of acquisition. In connection with the allocation of purchase price, there were no significant adjustments to fair value after the initial allocation. Intangible assets typically consist of noncompete agreements that are recorded at cost and amortized over the lives of the agreements, ranging from three to four years, using the straight-line method.

Under the terms of one of the purchase agreements, we are committed to make future contingent payments (“the Earn-outs”) of up to $500 in cash to the former owners of the acquired company on or before February 28, 2005 if certain operating results are achieved by the acquired company. We paid $0, $690 and $4,562 in cash Earn-outs related to prior acquisitions during each of the three years ended March 31, 2004, 2003 and 2002, respectively, and $500 in stock Earn-outs during the year ended March 31, 2002. The Earn-outs are primarily based on the future profitability, specifically earnings before interest and taxes, of the acquired companies. The Earn-outs paid were recorded as goodwill related to the acquired companies.

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

	Unaudited Pro Forma Year Ended March 31,
	2004	2003	2002
Revenues	$769,590	$732,709	$681,547

Net income	$40,203	$36,514	$28,255

Earnings per share:
Basic	$1.86	$1.72	$1.51
Diluted	$1.72	$1.67	$1.49

3. RENTAL EQUIPMENT

Our rental equipment consists of the following:

	March 31,
	2004	2003
Rental equipment on operating leases	$45,980	$41,771
Less: Accumulated depreciation	(30,564)	(28,874)

Rental equipment, net	$15,416	$12,897

4. PROPERTY AND EQUIPMENT

Our property and equipment consists of the following:

	March 31,
	2004	2003
Furniture and fixtures, equipment and leasehold improvements	$44,389	$41,416
Less: Accumulated depreciation and amortization	(34,209)	(30,052)

Property and equipment, net	$10,180	$11,364

5. LONG-TERM DEBT

In May 2004, in conjunction with our purchase of ITG, we entered into the second amendment of our senior credit facility See Note 18).

Our long-term debt consists of the following:

	March 31,
	2004	2003
Senior credit facility – term and revolving loans	$138,950	$94,407
Convertible Senior Subordinated Notes, 4% due 2008	57,500	—
Senior Subordinated Notes, 10 3/4% due 2007	—	100,000
Various notes payable	213	344

Total long-term debt	196,663	194,751
Less: Current maturities	(1,479)	(878)

Long-term debt, less current maturities	$195,184	$193,873

At March 31, 2004, we had a $230,000 senior credit facility with a syndicate of banks and financial institutions, with Wachovia Bank, National Association serving as administrative agent. Our senior credit facility is comprised of a $90,000 five-year revolving credit line and a $140,000 six-year term loan. The revolving credit line of the senior credit facility bears interest at rates ranging from 2.25% to 2.75% over LIBOR or from 1.00% to 1.50% over a base rate related to the prime rate, and will vary according to our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization. The term loan bears interest at a rate of 2.50% over LIBOR or 1.50% over a base rate related to the prime rate. The term loan interest rates are effective for six months, then adjust based on our debt ratings with Standard & Poor’s and Moody’s debt rating agencies. At our current debt ratings, the interest rates would not change, while any debt rating improvements would allow us to reduce either our margin over LIBOR or base rate by .25%. The senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by us and our material subsidiaries. The commitment fee rates range from .50% to .75% of the unused balance. We paid commitment fees of $633 and $461 for the years ended March 31, 2004 and 2003, respectively, in connection with unused balances under both our prior and current senior credit facility. Amounts borrowed under the revolving credit line of the senior credit facility may be repaid and borrowed over the life of the senior credit facility, with a final maturity date of June 25, 2008. The terms of the senior credit facility include various affirmative, negative, and financial covenants. Amounts borrowed under the senior credit facility may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders’ approval in the case of acquisitions with a cash purchase price of over $50,000 or an aggregate purchase price (cash, stock or other consideration) of over $75,000. As of March 31, 2004, we had $89,500 of additional borrowing availability under the revolving credit portion of our senior credit facility. This amount has been reduced by $500 to reflect the aggregate amount of an outstanding standby letter of credit issued under the senior credit facility to support our obligations incurred in the ordinary course of business. As of March 31, 2004, no amounts had been paid under this letter of credit.

On May 16, 2003, we issued $57,500 of 4% convertible senior subordinated notes in a private placement to institutional investors. The issuance of our convertible notes was the first part of a plan to refinance our long-term indebtedness. We used the net proceeds of approximately $55,500 from the offering to repay a portion of the amount outstanding under our prior senior credit facility. The convertible notes bear interest at 4%, payable semi-annually, and are convertible into our common stock at any time at the conversion rate of approximately 41.8550 shares per one thousand principal amount of the convertible notes. This is equivalent to a conversion price of $23.892 per share. The convertible notes may be redeemed on or after May 20, 2006, in whole or in part, at the following redemption prices expressed as percentages of the outstanding principal amount:

Redemption Period	Percentage
May 20, 2006 through May 14, 2007	101.6%
May 15, 2007 through May 14, 2008	100.8%
May 15, 2008 and thereafter	100.0%

The convertible notes are jointly and severally guaranteed by our current and certain of our future subsidiaries on a senior subordinated basis.

On June 26, 2003, we redeemed the entire $100,000 aggregate principal amount outstanding under our 10¾% senior subordinated notes. We paid approximately $109,300 to redeem the 10¾% notes, which amount represents the redemption price of $105,400 plus all accrued and unpaid interest through the redemption date of approximately $3,900. We paid the redemption price using a portion of the proceeds from our senior credit facility.

We are prohibited from paying cash dividends under the terms of the agreement governing our senior credit facility.

Aggregate annual maturities of long-term debt at March 31, 2004 are as follows:

2005	$1,479
2006	1,483
2007	1,441
2008	1,410
2009	157,600
Thereafter	33,250

Total	$196,663

Interest paid was approximately $11,180, $17,700 and $23,600 for the years ended March 31, 2004, 2003 and 2002, respectively.

6. STOCKHOLDERS’ EQUITY

During the year ended March 31, 2004, we issued 631,772 shares of common stock in connection with the exercising of stock options and 102,701 shares from treasury stock relating to acquisitions.

During the year ended March 31, 2003, we issued 93,075 shares of common stock in connection with the exercising of stock options, 102,500 shares of common stock for the restricted stock plan and 193,319 shares from treasury stock relating to acquisitions.

During the year ended March 31, 2002, we issued common stock in a public offering totaling 2,695,000 shares. We issued 95,238 shares relating to earn-outs and 36,344 shares in connection with stock options exercised.

7. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of stock options, as well as the conversion of convertible notes into common stock.

The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations (shares in thousands):

	Year Ended March 31,
	2004	2003	2002
Numerator:
Numerator for basic earnings per share	$39,764	$34,239	$27,214
Effect of dilutive securities:
4% convertible notes	1,528	—	—

Numerator for diluted earnings per share	$41,292	$34,239	$27,214

Denominator:
Denominator for basic earnings per share	21,606	21,125	18,372
Effect of dilutive securities:
4% convertible notes	2,104	—	—
Employee stock options	551	595	346

Denominator for diluted earnings per share	24,261	21,720	18,718

8. INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between the financial reporting basis and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision are as follows:

	Year Ended March 31,
	2004	2003	2002
Current:
Federal	$18,990	$17,905	$13,076
State	1,359	2,432	2,175

	20,349	20,337	15,251
Deferred:
Federal	4,584	2,275	2,750
State	328	309	457

	4,912	2,584	3,207

	$25,261	$22,921	$18,458

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate are as follows:

	Year Ended March 31,
	2004	2003	2002
Tax at U.S. statutory rate	$22,758	$20,006	$15,985
State taxes, net of federal benefit	2,325	2,043	2,319
Other permanent differences	178	872	154

	$25,261	$22,921	$18,458

Significant components of our deferred tax assets and liabilities are as follows:

	March 31,
	2004	2003
Deferred tax assets:
Noncompete agreements	$1,839	$1,948
Inventory related	3,348	3,357
Various accrued expenses	1,621	1,380
Deferred revenue	—	122
Depreciation	(473)	(59)
Accounts receivable related	880	890
Derivatives	160	148
Other items	417	400

Gross deferred tax assets	7,792	8,186
Deferred tax liabilities:
Goodwill	17,879	13,361

Net deferred tax liabilities	$(10,087)	$(5,175)

Classified as follows:
Current assets	$5,849	$5,749
Noncurrent liabilities	(15,936)	(10,924)

	$(10,087)	$(5,175)

SFAS No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is not necessary as of March 31, 2004 and 2003.

Cash paid for income taxes was approximately $17,700, $17,400 and $13,000 for the years ended March 31, 2004, 2003 and 2002, respectively.

9. EMPLOYEE BENEFIT PLANS

The majority of our employees are eligible to participate in our defined contribution plans (the “Plans”) established under Section 401(k) of the U.S. Internal Revenue Code. Employees are generally eligible to contribute voluntarily to the Plans on the first day of the calendar quarter following their hire date. We may contribute a discretionary amount of the employee contribution up to specified limits.

Employees are always vested in their contributed balance and generally become fully vested in the Company’s contributions after six years of service. The expense related to the Company’s contributions to the Plans for the years ended March 31, 2004, 2003 and 2002 was approximately $3,200, $2,800 and $2,300 respectively.

10. STOCK OPTION PLANS

In 1998, the Board of Directors adopted a stock option plan under which, as amended to date, 3,320,000 shares of our common stock may be issued pursuant to stock options granted or sold as restricted stock to directors, officers, and employees of and consultants to Global. As of March 31, 2004, options to purchase 2,271,394 shares of our common stock were outstanding under the 1998 stock option plan, and 680,671 shares of our common stock have been issued under the 1998 plan upon the exercise of stock options granted under the plan. There were 255,485 shares of our common stock available to be issued under the 1998 plan at March 31, 2004. Additionally, as of March 31, 2004, we have issued 102,500 shares of restricted stock under the 1998 plan none of which were issued during the year ended March 31, 2004. During the year ended March 31, 2004, options to purchase an aggregate of 830,000 shares were granted under the 1998 stock option plan with exercise prices ranging from $18.55 to $33.23 per share.

On January 25, 2001, the Board of Directors adopted the Global Imaging Systems, Inc. 2001 Stock Option Plan under which we may grant options to purchase up to 300,000 shares of our common stock to employees of and service providers to Global, except for executive officers and directors. Stock options granted under the 2001 stock option plan have the same terms as those granted under the 1998 plan. As of March 31, 2004, options to purchase 195,380 shares were outstanding under the 2001 stock option plan, and 81,220 shares of our common stock have been issued under the 2001 plan upon the exercise of stock options granted under the plan. There were 23,400 shares of our common stock available to be issued under the 2001 stock option plan at March 31, 2004. During the year ended March 31, 2004, no options were granted under the 2001 stock option plan.

In addition to options outstanding under our stock option plans, 10,000 shares of our common stock are issuable upon the exercise of an option granted outside of our 1998 or 2001 stock option plans. This option is exercisable at a price of $12.00 per share and may be exercised until July 31, 2008.

The following table summarizes the stock option activity for each of the three years ended March 31:

	Number of Shares Subject to Option	Per Share Option Price
Outstanding at March 31, 2001	1,343,065	$6.31 – 18.13
Granted	434,000	$5.44 – 15.57
Exercised	(36,344)	$12.00 – 15.25
Canceled	(54,470)	$5.44 – 18.13

Outstanding at March 31, 2002	1,686,251	$5.44 – 18.13
Granted	748,000	$17.88 – 20.00
Exercised	(93,075)	$5.44 – 18.13
Canceled	(52,270)	$5.44 – 18.13

Outstanding at March 31, 2003	2,288,906	$5.44 – 20.00
Granted	830,000	$18.55 – 33.23
Exercised	(631,772)	$5.44 – 18.13
Canceled	(10,360)	$5.44 – 18.13

Outstanding at March 31, 2004	2,476,774	$5.44 – 33.23

Exercisable at March 31, 2004	632,312	$5.44 – 20.00

The following table further summarizes significant ranges of outstanding and exercisable stock options at March 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Weighted Average Remaining Contractual Life	Outstanding	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$ 5.44 - $8.00	6.9	303,380	$5.84	35,580	$5.55
$12.00 - $15.25	4.8	569,560	$14.32	448,340	$14.09
$15.50 - $20.00	8.3	1,031,834	$18.39	148,392	$18.34
$24.97 - $33.23	9.9	572,000	$29.97	—	$—

	7.7	2,476,774	$18.59	632,312	$14.61

The number of shares underlying exercisable options were 788,179 and 548,350 at March 31, 2003 and 2002, respectively. The weighted average exercise prices per share for exercisable options were $13.12 and $13.71 at March 31, 2003 and 2002, respectively.

The following table summarizes the weighted average exercise prices of option activity for the years ended March 31:

	2004	2003	2002
Balance at beginning of period	$13.98	$11.79	$13.67
Granted	26.43	18.42	6.26
Exercised	12.21	11.83	12.77
Canceled	15.26	10.98	13.30
Balance at end of period	18.59	13.98	11.79

We disclosed in Note 1 – Summary of Significant Accounting Policies, the pro forma net income and pro forma earnings per share reflecting the compensation cost that we would have recorded on our stock option plans and employee stock purchase plan had we used the fair value at grant date for awards under the plans consistent with the method prescribed by SFAS No. 123. The pro forma results were calculated with the use of the Black-Scholes option-pricing model.

11. DERIVATIVES

Effective November 12, 2002, we entered into a three-year interest rate swap agreement which we accounted for as a cash flow hedge. This agreement effectively converted $20,000 of our variable-rate debt to fixed-rate debt and reduced our exposure to changes in interest rates. Under this swap agreement, we received an average variable rate of 1.2% and paid an average fixed rate of 2.74% for the fiscal year ended March 31, 2004. We have recognized a loss, net of tax, of approximately $16 and $223 for the fiscal years ended March 31, 2004 and 2003, respectively, related to the portion of the hedging instrument included in the assessment of hedge effectiveness, which has been recorded in comprehensive income.

We had previously entered into interest rate swap agreements that effectively converted $52,000 of our floating-rate debt to a fixed-rate basis until September 2002, when the interest rate swap agreements expired. These swaps were accounted for as cash flow hedges. We recognized a gain, net of tax, of approximately $855 for the fiscal year ended March 31, 2003 related to the portion of the hedging instrument included in the assessment of hedge effectiveness, which has been recorded in comprehensive income.

Effective September 11, 2003, we entered into three interest rate cap agreements (caps) in the notional amounts of $20,000 each. These caps are not designated as a hedging instrument and as such all changes in the fair value of the caps are being recorded in the consolidated statement of operations as interest expense during the period of change. The change in the fair value of the caps resulted in our recognizing interest expense of $168, before tax, for the fiscal year ended March 31, 2004. The caps limit our interest rate risk exposure to 4% per annum for the related notional amounts. No payments have been received under the caps, which expire September 2005.

We had previously entered into an interest rate cap agreement (cap) in the total notional amount of approximately $22,000, which was not designated as a hedging instrument. The cap expired in September 2002 and no payments were received under the cap. The cap limited our interest rate risk exposure to 9% for the related notional amount.

12. COMPREHENSIVE INCOME

The following table presents a reconciliation of comprehensive income, comprised of net income, the cumulative effect of adopting SFAS No. 133 on April 1, 2001, gain on expiration of derivative instrument and the unrealized (loss) gain on cash flow hedges.

	Year Ended March 31,
	2004	2003	2002
Net income	$39,764	$34,239	$27,214
Cumulative effect of adopting SFAS No. 133, net of tax	—	—	(994)
Gain on expiration of derivative instrument	—	855	—
Unrealized (loss) gain on cash flow hedges, net of tax	(16)	(223)	139

Total comprehensive income	$39,748	$34,871	$26,359

13. GOODWILL

Effective April 1, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, in accordance with the early adoption provisions of the standard. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually or more often if indicators of impairment arise. We perform our annual analysis of goodwill on the first day of the fourth quarter of our fiscal year to determine if an impairment exists. This testing included the determination of fair value for each reporting unit by using market multiples and discounted cash flows modeling. The results of this testing indicated that a goodwill impairment charge was not necessary. Separately identified intangibles that are deemed to have definite lives will continue to be amortized over their useful life, with no maximum life.

The changes in the carrying amount of goodwill from April 1 to March 31 are as follows:

	Year Ended March 31,
	2004	2003
Balance as of April 1	$327,948	$296,779
Goodwill acquired	29,083	30,209
Adjustments to goodwill	(350)	960

Balance at March 31	$356,681	$327,948

14. LEASES

We are obligated under various noncancelable operating leases for our office facilities, office equipment and vehicles. Certain of the leases for its office facilities are with various employee stockholders. Future noncancelable lease commitments as of March 31, 2004 are as follows:

	Related-Party Leases	Other Leases	Total
2005	$3,329	$8,364	$11,693
2006	2,344	7,179	9,523
2007	2,075	5,547	7,622
2008	1,389	4,415	5,804
2009	662	3,124	3,786
Thereafter	—	7,256	7,256

Total	$9,799	$35,885	$45,684

Rental expense related to the above leases was as follows:

	Related-Party Leases	Other Leases	Total
Year ended March 31, 2004	$3,423	$8,097	$11,520
Year ended March 31, 2003	3,369	7,917	11,286
Year ended March 31, 2002	2,985	6,574	9,559

Certain of our leases are subject to renewal options, which range up to 5 years.

15. RELATED-PARTY TRANSACTIONS

We have a related party notes receivable at March 31, 2004 relating to amounts loaned to an officer of the Company. This note bears interest at the interest rate charged to us on our revolving credit facility and is due and payable, with interest, on September 30, 2005. Interest is payable quarterly and has been paid on the note through March 31, 2004.

16. SEGMENTS

We follow the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for reporting information about operating segments and related disclosures.

As an integrated office imaging solutions provider, we are organized into 16 geographical operating segments (core dealers). These individual segments have been aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the core dealers and the common nature of the products and services, classes of customers and distribution channels.

The revenues of these aggregated segments are derived from the two principal categories of revenues as reported in our consolidated statements of operations. Substantially all of our revenue is attributable to customers in the United States. Additionally, all of our assets are located in the United States.

17. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

We have issued $57,500 of 4% convertible senior subordinated notes, that are fully and unconditionally guaranteed on a joint and several basis by all our existing subsidiaries (the “Guarantors”), each of which is wholly owned, directly or indirectly, by us. We are a holding company all of whose operations are conducted by the Guarantors and we have no operations or assets separate from our investment in our subsidiaries.

18. SUBSEQUENT EVENTS

On May 10, 2004, we acquired all the issued and outstanding stock of Imagine Technology Group, Inc. (“ITG”) pursuant to a Stock Purchase Agreement dated April 5, 2004, by and among Global, ITG Acquisition I Corporation, ITG and Imagine Technology Group, LLC and its members.

As consideration for the ITG stock, we paid ITG’s shareholder and its creditors approximately $104,800 in cash, $4,000 of which was placed in escrow and is subject to post-closing adjustments, plus 813,464 shares of Global’s common stock, par value $.01 per share, that were previously held in treasury. The common stock issued to ITG’s shareholder is registered for resale with the Securities and Exchange Commission using a registration statement on Form S-3.

In conjunction with the purchase of ITG, we entered into the second amendment of our senior credit facility on May 10, 2004 and used $70,000 of the available funds from the term loan portion of the amended senior credit facility to pay a part of the cash portion of the purchase price. The remaining $34,800 cash portion of the purchase price was paid with cash on hand from our operations. We refer to the second amendment of our senior credit facility as our new senior credit facility. The new senior credit facility was provided by a group of banks and financial institutions led by Wachovia Bank, National Association. Wachovia Capital Markets, LLC arranged and structured the credit facility amendments and also acted as Global’s financial advisor in connection with the acquisition.

Our new senior credit facility is comprised of a $70,000 five-year revolving credit line and a $208,950 six-year term loan. The revolving credit line of the new senior credit facility bears interest at rates ranging from 1.50% to 2.00% over LIBOR or from .50% to 1.00% over a base rate related to the prime rate. The term loan bears interest at a rate of 2.00% over LIBOR or .75% over a base rate related to the prime rate. The new senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by us and our material subsidiaries. The commitment fee rate is .50% of the unused balance.

The ITG companies acquired by Global provide office technology solutions to middle-market customers from 22 locations including nine offices in California, seven in Texas, two in Arizona, one in Oregon and three in Washington. The companies sell and service Sharp, Ricoh, Savin, Toshiba and Konica Minolta copiers along with leading brands of other office equipment. Global and the ITG companies sell and service similar office technology to a similar base of middle-market customers. After the acquisition of ITG, Global has 173 locations in 28 states and the District of Columbia.

We expect to hire a third-party appraiser to assist us in determining the fair value of ITG’s intangible assets. The excess of the purchase price over the fair value of the net assets acquired as presented below is preliminary and is based on management’s preliminary internal analysis. We expect to allocate a portion of the excess purchase price to identifiable intangible assets, which may be amortizable.

Current assets	$32,556
Equipment	2,291
Other assets	737
Purchase price in excess of net assets acquired	123,750

Total assets acquired	159,334

Current liabilities	19,472
Long-term liabilities	5,200

Total liabilities assumed	24,672

Net assets acquired	$134,662

report of independent registered certified public accountants

Board of Directors

Global Imaging Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Global Imaging Systems, Inc. as of March 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and stockholders’ equity for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Imaging Systems, Inc. at March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

As noted in Note 1 to the consolidated financial statements, effective April 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

/s/ Ernst & Young LLP

Tampa, Florida

May 10, 2004

quarterly financial data	GLOBAL IMAGING SYSTEMS, INC.

(in thousands, except per share data)

FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	Revenues	Gross Margin	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share	Stock Price (1)		Dividends Paid Per Share (2)
						High	Low
2004
First quarter	$180,172	$68,484	$4,292	$.20	$.19	$23.32	$17.50	$—
Second quarter	189,067	70,756	11,388.53		.48	27.35	22.22	—
Third quarter	187,484	71,754	11,836.55		.50	32.22	24.48	—
Fourth quarter	193,998	75,317	12,248.56		.51	35.00	29.41	—

Year	$750,721	$286,311	$39,764	$1.84	$1.70	$35.00	$17.50	$—

2003
First quarter	$153,662	$60,473	$7,688	$.37	$.36	$21.25	$15.59	$—
Second quarter	173,410	64,968	8,496.40		.39	22.80	16.05	—
Third quarter	169,176	65,759	8,911.42		.41	20.95	16.74	—
Fourth quarter	183,169	68,813	9,144.43		.42	19.45	17.20	—

Year	$679,417	$260,013	$34,239	$1.62	$1.58	$22.80	$15.59	$—

(1)	Global Imaging Systems, Inc. common stock is traded on the Nasdaq National Market under the symbol “GISX”. Stock quotations were obtained from the National Association of Securities Dealers. On June 7, 2004, Global had 99 stockholders of record plus approximately 12,500 beneficial owners holding Global common stock in broker name.
(2)	Global is prohibited from paying cash dividends under the terms of the agreement governing its senior credit facility.