Form 10-K, Exhibit 13
period 2005-03-31
GLOBAL IMAGING SYSTEMS INC
filed 2005-06-08
CIK 1050167

EXHIBIT 13.1

EXCERPTS FROM ANNUAL REPORT TO STOCKHOLDERS

Selected

financial data

The selected financial data as of and for the fiscal years ended March 31, 2001 through March 31, 2005 is derived from our audited consolidated financial statements. Since the information presented below is only a summary and does not provide all of the information in our consolidated financial statements, including the related notes, you should read the “management’s discussion and analysis of financial condition and results of operations” section and our consolidated financial statements.

	Fiscal Year Ended March 31,
(In thousands, except per share data)	2005	2004	2003	2002	2001
Income Statement Data:
Revenues:
Equipment and supplies sales	$694,745	$564,741	$508,100	$463,980	$454,200
Service and rentals	231,705	185,980	171,317	154,493	145,047

Total revenues	926,450	750,721	679,417	618,473	599,247
Costs and operating expenses:
Cost of equipment and supplies sales	441,591	367,103	332,047	307,046	306,346
Service and rental costs	120,789	97,307	87,357	80,318	74,085
Selling, general and administrative expenses	257,112	200,530	183,500	160,225	149,985
Intangible asset amortization	1,518	532	637	949	10,113

Total costs and operating expenses	821,010	665,472	603,541	548,538	540,529

Income from operations	105,440	85,249	75,876	69,935	58,718
Loss on early extinguishment of debt	1,655	8,433	—	—	—
Interest expense	11,896	11,791	18,716	24,263	28,163

Income before income taxes	91,889	65,025	57,160	45,672	30,555
Income taxes	34,918	25,261	22,921	18,458	14,055

Net income	$56,971	$39,764	$34,239	$27,214	$16,500

Basic earnings per share	$2.48	$1.84	$1.62	$1.48	$.90

Diluted earnings per share	$2.26	$1.70	$1.58	$1.45	$.90

Basic weighted average shares outstanding	22,979	21,606	21,125	18,372	18,330

Diluted weighted average shares outstanding	25,997	24,261	21,720	18,718	18,333

Balance Sheet Data (at period end):
Working capital	$115,355	$106,365	$77,378	$74,090	$70,854
Total assets	816,917	597,773	532,038	473,160	478,819
Total debt	265,082	196,663	194,751	207,922	276,650
Total stockholders’ equity	387,443	284,816	230,081	190,177	123,796

management’s discussion

and analysis of financial

condition and results of operations

(Dollars in thousands except per share amounts)

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes included elsewhere in this annual report. Much of the discussion in this section involves forward-looking information. Our actual future results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause our results to differ from these statements are described in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

Overview

We are one of the leading providers of office technology solutions to middle-market businesses in the United States, selling and providing contract services for automated office equipment, including copiers, facsimile machines and printers, network integration solutions and electronic presentation systems. We believe that the markets for our products and services are converging as technology advancements and innovation produce increases in automated office equipment functionality and networking capabilities. Incorporating products from Konica Minolta, the Ricoh family of products, Sharp, Canon, Toshiba, Hewlett-Packard, IBM, Microsoft, NEC, Hitachi, InFocus and other leading companies, we offer solutions for our customers from a network of 184 locations in 30 states and the District of Columbia. The contractual nature of our service and supply business, tailored lease financing programs, high level of repeat equipment purchases and our emphasis on superior customer service generate stable and recurring revenue streams. Since our founding in June 1994, we have acquired more than 70 businesses, all within the United States, which we have organized as a network of 18 core companies with corresponding satellite businesses. We believe the businesses we have acquired and the businesses we acquire in the future will benefit from our various programs and operating strategies. These benefits include increased operating efficiencies, the support of experienced and professional senior management, expansion of the types of office imaging products and services offered, increased access to capital and enhanced financial management.

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

Our gross profit as a percentage of revenues varies from period to period depending on a number of variables including the mix of revenues from equipment, supplies, service and rentals; the mix of revenues among the markets we serve; and the mix of revenues of the businesses we acquire. As we acquire businesses, the percentage of our revenues that come from sales of equipment and supplies, as opposed to service and rentals, fluctuates depending on whether the businesses acquired are primarily automated office equipment dealers or are network integrators or electronic presentation systems dealers. Automated office equipment dealers typically derive a higher percentage of their revenues from service and rentals and a lower percentage from sales of equipment and supplies than do network integrators or electronic presentation systems dealers. Generally, sales of equipment and supplies have lower gross profit margins than revenues from service and rentals. In addition, equipment sales in the automated office equipment market generally have higher gross profit margins than equipment sales in the network integration or electronic presentation systems markets. To the extent these markets grow faster than the automated office equipment market, over time a larger percentage of our revenues and gross profits may be derived from sales that have lower gross profit margins than our current gross profit margins.

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

Accounts Receivable. We maintain allowances for doubtful accounts for estimated losses arising from the inability of our customers to make required payments. We evaluate the need for adjustments to our allowance for doubtful accounts at least quarterly. Our estimate of losses is based upon prior collection experience, a review of specific customers and their ability to pay, and an overall consideration of current economic conditions. If the financial condition of our customers were to deteriorate, resulting in a reduced ability to make payments, additional allowances may be required which would reduce net income.

Inventories. Inventories are valued at the lower of cost or market value. For equipment, cost equals either the average cost of inventory or, in the case of some specifically identified equipment inventory, the actual cost of that equipment inventory. For parts and supplies, cost equals the average cost of inventory. We evaluate the need for adjustments to our reserve for excess and slow-moving inventory at least quarterly. We write-down our inventories for estimated obsolescence by an amount equal to the difference between the cost of the inventories and their estimated market values based upon an aging analysis of the inventories on hand, specifically known inventory-related risks and assumptions about future demand and market conditions. These write-downs are reflected in our cost of sales. If actual market conditions are less favorable than those projected by management, additional write-downs may be required which would reduce net income.

Vendor Incentives. We receive incentives from some of our vendors related to volume rebates, cooperative advertising allowances and other programs or agreements. These incentive programs are generally for quarterly periods and historically have not varied significantly from quarter to quarter. There are also certain annual volume rebate programs offered by some of our vendors. We do not record any volume rebate until it is probable that it will be earned and the amount can be reasonably estimated. We record unrestricted volume rebates received as a reduction of inventories and recognize the incentives as a reduction to cost of sales when the related inventories are sold. Cooperative advertising allowances are generally required by the vendor to be used by us exclusively for advertising or other marketing programs. These restricted cooperative advertising allowances are recognized as a reduction to selling, general and administrative expenses as the related marketing expenses are incurred. Amounts received or receivable from vendors that are not yet earned are deferred in the consolidated balance sheets. In addition, we receive early payment discounts from certain vendors. We record early payment discounts received as a reduction of inventories and recognize the discount as a reduction to cost of sales when the related inventories are sold.

Intangible Assets. As a result of our acquisition activity, we carry a substantial amount of goodwill, which is the excess of the cost of our acquired businesses over the fair value of the acquired net assets. We examine the carrying value of our goodwill and our other intangible assets as current events and circumstances warrant to determine whether there are any impairment losses. For goodwill, we test the recorded amount for impairment on the first day of the fourth quarter of our fiscal year, or more frequently if conditions change, by comparing the recorded value to the estimated fair value. If indicators of impairment were present relating to our other intangible assets and future cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified. To date, we have not identified any event that would indicate an impairment of the value of goodwill or other intangible assets recorded in our consolidated financial statements.

Contingencies. We accrue amounts for losses arising from contingent obligations, including estimated legal costs, when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements.

Estimates that are particularly sensitive to future charges include tax, legal and other regulatory matters which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

Other Accounting Policies. Other accounting policies, not involving the same level of significant judgment as those discussed above, are nevertheless important to an understanding of our consolidated financial statements. For a discussion of other accounting policies, see Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements.

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

	Fiscal Year Ended March 31,
	2005	2004	2003
Revenues:
Equipment revenues	$561,511	$472,073	$422,282
Supplies revenues	133,234	92,668	85,818

Equipment and supplies revenues	$694,745	$564,741	$508,100

Service revenues	$216,289	$170,935	$157,245
Rental revenues	15,416	15,045	14,072

Service and rental revenues	$231,705	$185,980	$171,317

Total revenues	$926,450	$750,721	$679,417

Estimated internal growth rates for revenues (unaudited)	5%	6%	2%

The following table sets forth our gross profit by revenue type and gross profit by revenue type as a percentage of revenue during the periods indicated:

	Fiscal Year Ended March 31,
	2005	2004	2003
Gross Profit:
Gross profit by revenue type:
Equipment	$190,644	$151,612	$133,139
Supplies	62,510	46,026	42,914
Service	105,444	83,523	78,390
Rental	5,472	5,150	5,570

Total gross profit	$364,070	$286,311	$260,013

Gross profit by revenue type as a percentage of revenue:
Equipment	34.0%	32.1%	31.5%
Supplies	46.9%	49.7%	50.0%
Service	48.8%	48.9%	49.9%
Rental	35.5%	34.2%	39.6%

Total	39.3%	38.1%	38.3%

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Revenues

Total revenues for the fiscal year ended March 31, 2005 were $926,450, which represents an increase of 23.4% over the fiscal year ended March 31, 2004. The majority of the revenue growth was attributable to revenues from six businesses acquired in fiscal year 2005 and five businesses acquired in fiscal year 2004 that were not a part of our business for the full period last year. The balance of the increase in revenues was due to growth from our existing companies. Our estimated combined internal revenue growth rate for fiscal year 2005 was 5%.

Equipment and supplies revenues for fiscal year 2005 were $694,745, which represents an increase of 23.0% over fiscal year 2004. Equipment revenues increased 18.9% and supplies revenues increased 43.8%, with the majority of the revenue growth due to the businesses acquired during fiscal year 2005. One of the acquired businesses includes a wholesale division which generally has higher supplies revenues as a percentage of its total revenues.

Service and rental revenues for fiscal year 2005 were $231,705, which represents an increase of 24.6% over fiscal year 2004. Service revenues increased 26.5% and rental revenues increased 2.5%, with the majority of the revenue growth due to the businesses acquired during fiscal year 2005.

Gross Profit

Gross profit totaled $364,070 for fiscal year 2005, representing a 27.2% increase over fiscal year 2004. Gross profit increased primarily due to the acquisition of automated office equipment dealers in fiscal years 2005 and 2004.

The gross profit margin for equipment revenues for fiscal year 2005 increased 1.9 percentage points from fiscal year 2004, primarily due to an increase in the amount of gross profit attributable to automated office equipment, which generally has higher gross profit margins, and an increase in the automated office equipment gross profit margin.

The supplies gross profit margin for fiscal year 2005 decreased 2.8 percentage points from fiscal year 2004, primarily due to lower supplies gross profit margins of businesses acquired during fiscal year 2005. One of the acquired businesses includes a wholesale division, which generally has lower gross profit margins.

The service gross profit margin for fiscal year 2005 was consistent with fiscal year 2004.

The rental gross profit margin for fiscal year 2005 increased 1.3 percentage points from fiscal year 2004, primarily due to an increase in automated office equipment rental revenues, which was slightly offset by an increase in rental depreciation expense as a result of new rental equipment in our equipment mix versus older fully depreciated equipment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SG&A expenses, increased 28.2% to $257,112 for fiscal year 2005. This amount was 27.8% of total revenues compared to 26.7% of total revenues for fiscal year 2004. The overall increase in SG&A expenses for fiscal year 2005 was primarily due to businesses acquired. The increase in SG&A expense as a percentage of revenues in fiscal year 2005 was principally due to escalating health care costs, increased payroll and commissions expense, and ongoing integration costs of fiscal year 2005 acquisitions.

Intangible Asset Amortization

Intangible asset amortization was $1,518 for fiscal year 2005, compared to $532 for fiscal year 2004. This amortization relates to non-compete agreements and customer relationships. The increase is principally due to amortization of amounts allocated to customer relationships resulting from fiscal year 2005 acquisitions.

Income From Operations

Income from operations was $105,440, or 11.4% of total revenues, for fiscal year 2005, compared to $85,249, or 11.4% of total revenues, for fiscal year 2004. Income from operations was positively impacted by the increase in combined revenues and gross profit as discussed above.

Loss on Early Extinguishment of Debt

During fiscal year 2005, we incurred a loss on early extinguishment of debt in the amount of $1,655 related to the second amendment of our senior credit facility.

Interest Expense

Interest expense increased 0.9% to $11,896 for fiscal year 2005, compared to $11,791 for fiscal year 2004. The increase in interest expense was due to a higher average level of borrowings, substantially offset by lower interest rates.

Income Taxes

Our effective income tax rate was 38.0% for fiscal year 2005 as compared to 38.8% for fiscal year 2004. The reduction in the effective tax rate is primarily due to a lower combined state income tax rate.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Revenues

Total revenues for the fiscal year ended March 31, 2004 were $750,721, which represents an increase of 10.5% over the fiscal year ended March 31, 2003. The majority of the revenue growth was attributable to internal growth in electronic presentation systems revenues, network integration solutions and automated office equipment revenues. Our estimated combined internal revenue growth rate for fiscal year 2004 was 6%. Additionally, revenues from five businesses acquired in fiscal year 2004 and six businesses acquired in fiscal year 2003 that were not a part of our business for the full year, added to the revenue increase.

Equipment and supplies revenues for fiscal year 2004 were $564,741, which represents an increase of 11.1% over fiscal year 2003. Equipment revenues increased 11.8% and supplies revenues increased 8.0%, with the majority of the revenue growth due to the internal revenue growth of our existing businesses.

Service and rental revenues for fiscal year 2004 were $185,980, which represents an increase of 8.6% over fiscal year 2003. Service revenues increased 8.7% and rental revenues increased 6.9%, with the majority of the revenue growth due to the internal revenue growth of our existing businesses.

Gross Profit

Gross profit of $286,311 for fiscal year 2004 reflected a 10.1% increase over fiscal year 2003. Gross profit primarily increased due to internal growth of automated office equipment revenues, which historically have higher gross profit margins than network integration solutions revenues and electronic presentation systems revenues. Additionally, gross profit increased due to the acquisition of automated office equipment dealers in fiscal years 2004 and 2003.

The gross profit margin for equipment revenues for fiscal year 2004 increased 0.6 percentage points from fiscal year 2003, primarily due to an increase in automated office equipment gross profit and gross profit margin.

Supplies gross profit margin for fiscal year 2004 was consistent with fiscal year 2003.

Service gross profit margin for fiscal year 2004 decreased 1.0 percentage point from fiscal year 2003, which is primarily due to a decline in automated office equipment service gross profit margins, slightly offset by an increase in network integration solutions service gross profit margins.

Rental gross profit margin for fiscal year 2004 decreased 5.4 percentage points from fiscal year 2003, primarily due to increased rental depreciation expense as a result of an increase in new equipment in our equipment rental pool mix versus older fully depreciated equipment that resulted from an increase in new customer accounts and existing customer contract renewals.

Selling, General and Administrative Expenses

SG&A expenses increased 9.3% to $200,530 for fiscal year 2004. This amount was 26.7% of total revenues compared to 27.0% of total revenues for fiscal year 2003. These expenses increased principally due to the acquisition of five businesses in fiscal year 2004 and six businesses in fiscal year 2003. In addition to the increase from acquisitions, payroll and commissions, insurance expenses and occupancy expenses also increased. The decrease in expense as a percentage of revenues was primarily the result of leveraging expenses on higher revenues in fiscal year 2004 as compared to fiscal year 2003.

Intangible Asset Amortization

Intangible asset amortization was $532 for fiscal year 2004, compared to $637 for fiscal year 2003. This amortization relates to non-compete agreements and customer relationships. The decline is due to certain of these assets being fully amortized during fiscal year 2004.

Income From Operations

Income from operations was $85,249, or 11.4% of total revenues, for fiscal year 2004, compared to $75,876, or 11.2% of total revenues, for fiscal year 2003. Income from operations was positively impacted by the increase in combined revenues and gross profit as discussed above.

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

Interest Expense

Interest expense decreased 37.0% to $11,791 for fiscal year 2004, compared to $18,716 for fiscal year 2003. The decrease in interest expense was due to lower interest rates and a slightly lower average level of borrowings. Interest expense in the 2004 fiscal year includes the amortization of financing fees incurred in connection with our senior credit facility and the 4% convertible senior subordinated notes due 2008, both entered into during the first quarter of fiscal year 2004, as well as our prior credit facility and the 10¾% senior subordinated notes due 2007 for a portion of the first quarter of fiscal year 2004.

Income Taxes

Our effective income tax rate was 38.8% for fiscal year 2004 as compared to 40.1% for fiscal year 2003. The reduction in the effective tax rate is primarily due to lower state and local income tax rates.

Recent Accounting Pronouncement

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) is effective for annual years beginning after June 15, 2005. We are in the process of evaluating the use of certain option-pricing models as well as the assumptions to be used in such models. We expect to adopt the revised statement in our first quarter of fiscal year 2007, which begins on April 1, 2006.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized for such excess tax deductions was $4,711 and $3,996 for the years ended March 31, 2005 and 2004, respectively.

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

On May 10, 2004, in conjunction with our purchase of ITG, we entered into the second amendment of our senior credit facility. We refer to the second amendment of our senior credit facility as our new senior credit facility. Our new senior credit facility is with a group of banks and financial institutions, with Wachovia Bank, National Association serving as administrative agent. Our new senior credit facility is comprised of a $70,000 five-year revolving credit line and a $208,950 six-year term loan. The revolving credit line of the new senior credit facility bears interest at rates ranging from 1.50% to 2.00% over LIBOR or from .50% to 1.00% over a base rate related to the prime rate, and varies according to our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization. The term loan bears interest at a rate of 2.00% over LIBOR or .75% over a base rate related to the prime rate. The new senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by us and our material subsidiaries. The annual commitment fee rate is .50% of the unused balance. We paid commitment fees of $387 and $633 for the years ended March 31, 2005 and 2004, respectively, in connection with unused balances under both our prior and new senior credit facility. Amounts borrowed under the new senior credit facility may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders’ approval in the case of acquisitions with a cash purchase price of over $50,000 or an aggregate purchase price (cash, stock or other consideration) of over $75,000. The terms of the new senior credit facility require compliance with numerous affirmative, negative, and financial covenants, with which we are in compliance as of March 31, 2005. In addition, we are prohibited from paying cash dividends under the terms of our new senior credit facility. Amounts borrowed under the revolving credit line of the new senior credit facility may be repaid and borrowed over the life of the new senior credit facility, with a final maturity date of May 10, 2009. As of March 31, 2005, we had $69,500 of additional borrowing availability under the revolving credit portion of our new senior credit facility. This amount has been reduced by $500 to reflect the aggregate amount of an outstanding standby letter of credit issued under the new senior credit facility to support our obligations incurred in the ordinary course of business. As of March 31, 2005, no amounts had been paid under this letter of credit.

On March 11, 2005, we amended our new senior credit facility. Under the terms of the amendment, we reduced the interest rate spread on the term loan from 2.00% to 1.50% over LIBOR, and from .75% to .25% over a base rate related to the prime rate.

Net cash provided by operating activities was $70,850 in fiscal year 2005, $74,556 in fiscal year 2004 and $64,829 in fiscal year 2003. The decrease in fiscal year 2005 from fiscal year 2004 was primarily due to an increase in accounts receivable, primarily related to higher sales in March 2005 versus March 2004, and an increase in inventories during fiscal year 2005 compared to a decrease for fiscal year 2004. These items were partially offset by higher net income and an increase in accounts payable.

Net cash used in investing activities was $167,353, $42,080 and $41,200 for fiscal years 2005, 2004 and 2003, respectively. The significant increase in fiscal year 2005 relates to our increased level of acquisitions activity. Our largest acquisition occurred effective May 1, 2004, when we acquired all the issued and outstanding stock of Imagine Technology Group, Inc. (“ITG”) pursuant to a Stock Purchase Agreement dated April 5, 2004, by and among Global, ITG Acquisition I Corporation, ITG and Imagine Technology Group, LLC and its members. As consideration for the ITG stock, we paid ITG’s shareholder and its creditors approximately $104,000 in cash, plus 813,464 shares of Global’s common stock, par value $.01 per share, that were previously held in treasury. Of the $104,000 paid in cash, $34,000 was paid with cash on hand from our operations. The remaining $70,000 was paid from funds available under our new senior credit facility. The $70,000 borrowed under the new senior credit facility comprises the majority of the $74,602 of cash provided by financing activities for fiscal year 2005.

We believe that cash flows from future operations, together with funds available under our new senior credit facility, will be sufficient to fund our operational needs and acquisition growth strategy for at least the next 12 months.

Contractual Obligations

At March 31, 2005, our primary contractual obligations, which consist of principal maturities of long-term debt and amounts due under future minimum lease payments, are as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$60,130	$14,122	$22,496	$12,699	$10,813
Long-term debt (1)	265,082	2,235	4,232	208,989	49,626

Total	$325,212	$16,357	$26,728	$221,688	$60,439

(1)	Future interest payments are not included in the amounts shown above. At March 31, 2005, we had long-term debt of $265,082, of which approximately $208,000 was variable rate debt. Our interest rate swap effectively converted $20,000 of this variable rate debt to fixed rate debt and the swap bore interest at a rate of 2.74% at March 31, 2005. The approximately $188,000 remaining variable rate debt bore interest at a rate of 4.35% at March 31, 2005. The $57,500 of 4% convertible senior subordinated notes due in 2008 are also included in our long-term debt at March 31, 2005 and bore interest at a fixed rate of 4.00%.

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

We are exposed to changes in interest rates, primarily from our new senior credit facility, and use interest rate cap and swap agreements to fix interest rates on variable debt and reduce certain exposures to interest rate fluctuations. We also have long-term debt that bears a fixed rate. There is a risk that market rates will decline and the required payments will exceed those based on current market rates on the long-term debt. Our risk management objective in entering into such contracts and agreements is only to reduce our exposure to the effects of interest rate fluctuations and not for speculative investment. At March 31, 2005, we had total long-term debt of $265,082, of which approximately $208,000 was variable rate debt. Our interest rate swap effectively converted $20,000 of this variable rate debt to fixed rate debt leaving approximately $188,000 of the total long-term debt exposed to interest rate risk. In addition, during July 2004, we entered into a two-year interest rate cap agreement in the notional amount of $25,000. In September 2003, we entered into entered into three two-year interest rate cap agreements in the notional amounts of $20,000 (collectively, the Caps). These Caps limit our interest rate risk exposure to a LIBOR rate of 4% plus our applicable new senior credit facility interest rate spread for the related notional amounts. If the effective interest rate for all of our variable rate debt were to increase by 100 basis points (1%), our annual interest expense would increase by a maximum of $1,870 based on the balances outstanding at March 31, 2005. The additional interest expense would be reduced to the extent the interest rates exceeded the interest rates provided by the Caps.

During December 2004, we entered into two one-year forward swap agreements which we accounted for as cash flow hedges. The agreements effectively convert $40,000 of our variable rate debt to fixed-rate debt, reducing the exposure to changes in interest rates. Under the first swap agreement, we will pay an average LIBOR fixed rate of 3.8% and under the second swap agreement, we will pay an average LIBOR fixed rate of 3.9%. Both agreements are effective for a period of two years, beginning December 2005.

consolidated balance sheets	GLOBAL IMAGING SYSTEMS, INC.

(In thousands, except share amounts)

	March 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$25,365	$47,266
Accounts receivable, net	115,905	81,262
Inventories, net	93,376	70,898
Deferred income taxes	8,636	5,849
Prepaid expenses and other current assets	4,234	2,927

Total current assets	247,516	208,202
Rental equipment, net	16,475	15,416
Property and equipment, net	12,577	10,180
Other assets	2,734	1,016
Related party notes receivable	—	400
Goodwill and other intangible assets, net	537,615	362,559

Total assets	$816,917	$597,773

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$63,571	$41,466
Accrued liabilities	10,328	11,266
Accrued compensation and benefits	23,898	19,328
Accrued interest	1,205	1,008
Current maturities of long-term debt	2,235	1,479
Deferred revenue	27,217	22,514
Income taxes payable	3,707	4,776

Total current liabilities	132,161	101,837
Deferred income taxes	34,466	15,936
Long-term debt, less current maturities	262,847	195,184

Total liabilities	429,474	312,957
Stockholders’ equity:
Preferred stock, $.01 par value: 20,000,000 shares authorized: no shares issued	—	—
Common stock, $.01 par value: 80,000,000 shares authorized: 23,521,827 and 22,879,015 shares issued and 23,521,827 and 21,999,396 shares outstanding at March 31, 2005 and 2004, respectively	235	229
Common stock held in treasury, at cost: 0 and 879,619 shares at March 31, 2005 and 2004, respectively	—	(7,731)
Additional paid-in capital	186,803	149,958
Retained earnings	200,669	143,698
Unearned stock-based compensation	(629)	(1,099)
Accumulated other comprehensive income (loss)	365	(239)

Total stockholders’ equity	387,443	284,816

Total liabilities and stockholders’ equity	$816,917	$597,773

See accompanying notes.

consolidated statements of income	GLOBAL IMAGING SYSTEMS, INC.

(In thousands, except per share amounts)

	Year Ended March 31,
	2005	2004	2003
Revenues:
Equipment and supplies sales	$694,745	$564,741	$508,100
Service and rentals	231,705	185,980	171,317

Total revenues	926,450	750,721	679,417
Costs and operating expenses:
Cost of equipment and supplies sales	441,591	367,103	332,047
Service and rental costs	120,789	97,307	87,357
Selling, general and administrative expenses	257,112	200,530	183,500
Intangible asset amortization	1,518	532	637

Total costs and operating expenses	821,010	665,472	603,541

Income from operations	105,440	85,249	75,876
Loss on early extinguishment of debt	1,655	8,433	—
Interest expense	11,896	11,791	18,716

Income before income taxes	91,889	65,025	57,160
Income taxes	34,918	25,261	22,921

Net income	$56,971	$39,764	$34,239

Basic earnings per share	$2.48	$1.84	$1.62

Diluted earnings per share	$2.26	$1.70	$1.58

Weighted average number of shares outstanding:
Basic	22,979	21,606	21,125
Diluted	25,997	24,261	21,720

See accompanying notes.

consolidated statements of cash flows	GLOBAL IMAGING SYSTEMS, INC.

(In thousands)

	Year Ended March 31,
	2005	2004	2003
OPERATING ACTIVITIES:
Net income	$56,971	$39,764	$34,239
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,317	14,860	13,953
Amortization	1,518	532	637
Amortization of financing fees	1,025	1,206	1,218
Tax benefit of stock option exercises	4,711	3,996	—
Non-cash portion of loss on early extinguishment of debt	1,655	3,058	—
Deferred income tax expense	7,215	4,950	2,584
Unearned stock-based compensation expense	470	471	377
Changes in operating assets and liabilities, net of amounts acquired in purchase business combinations:
Accounts receivable	(15,832)	(4,448)	1,349
Inventories	(8,456)	11,813	(12,931)
Prepaid expenses and other current assets	(192)	(489)	1,933
Other assets	(702)	(88)	510
Accounts payable	11,629	(182)	15,662
Accrued liabilities, compensation and benefits and interest	(511)	2,496	3,907
Deferred revenue	(3,389)	(2,202)	(1,842)
Income taxes payable	(579)	(1,181)	3,233

Net cash provided by operating activities	70,850	74,556	64,829

INVESTING ACTIVITIES:
Proceeds from related party notes receivable	400	—	—
Purchase of property, equipment and rental equipment, net of proceeds from disposals	(16,013)	(15,756)	(11,210)
Payment for purchase of businesses, net of cash acquired	(151,740)	(26,324)	(29,990)

Net cash used in investing activities	(167,353)	(42,080)	(41,200)

FINANCING ACTIVITIES:
Net payments on revolving line of credit	—	(26,520)	(12,296)
Net payments on other long-term debt	(1,963)	(69,088)	(875)
Proceeds from issuance of long-term debt	70,000	140,000	—
Redemption and retirement of notes	—	(100,000)	—
Issuance of convertible notes	—	57,500	—
Financing fees paid	(1,897)	(6,157)	(166)
Stock options exercised	8,462	7,712	1,051

Net cash provided by (used in) financing activities	74,602	3,447	(12,286)

Net (decrease) increase in cash and cash equivalents	(21,901)	35,923	11,343
Cash and cash equivalents, beginning of year	47,266	11,343	—

Cash and cash equivalents, end of year	$25,365	$47,266	$11,343

See accompanying notes.

consolidated statements of stockholders’ equity and comprehensive income	GLOBAL IMAGING SYSTEMS, INC.

(In thousands, except share amounts)

	Common Stock			Additional Paid-in Capital	Retained Earnings	Unearned Stock-based Compensation	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Par Value	Held in Treasury, at cost
Balances at March 31, 2002	20,876,029	$221	$(10,352)	$131,468	$69,695	$—	$(855)	$190,177
Comprehensive income:
Net income					34,239			34,239
Gain on expiration of derivative instruments							855	855
Unrealized loss on derivative instruments							(223)	(223)

Total comprehensive income								34,871

Stock options exercised	93,075	1		1,100				1,101
Treasury stock issued in conjunction with acquisitions	193,319		1,714	1,891				3,605
Common stock issued under restricted stock plan	102,500	1		1,947		(1,947)		1
Amortization of unearned stock-based compensation						377		377
Cost of FY 2002 public equity offering				(51)				(51)

Balances at March 31, 2003	21,264,923	$223	$(8,638)	$136,355	$103,934	$(1,570)	$(223)	$230,081
Comprehensive income:
Net income					39,764			39,764
Unrealized loss on derivative instruments							(16)	(16)

Total comprehensive income								39,748

Stock options exercised, including income tax benefit	631,772	6		11,702				11,708
Treasury stock issued in conjunction with acquisitions	102,701		907	1,901				2,808
Amortization of unearned stock-based compensation						471		471

Balances at March 31, 2004	21,999,396	$229	$(7,731)	$149,958	$143,698	$(1,099)	$(239)	$284,816
Comprehensive income:
Net income					56,971			56,971
Unrealized gain on derivative instruments							604	604

Total comprehensive income								57,575

Stock options exercised, including income tax benefit	593,448	6		13,167				13,173
Treasury stock issued in conjunction with acquisitions, net of returned shares	879,619		7,731	21,921				29,652
Common stock issued in conjunction with acquisitions	49,364			1,757				1,757
Amortization of unearned stock-based compensation						470		470

Balances at March 31, 2005	23,521,827	$235	$—	$186,803	$200,669	$(629)	$365	$387,443

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

Revenue Recognition

We recognize revenue as follows:

Equipment sales are recognized at the time of customer acceptance, or in the case of equipment sales financed by third-party leasing companies, at the time of acceptance by the leasing company and the customer. Supplies sales to customers generally are recognized at the time of shipment in accordance with our stated shipping terms of FOB shipping point. In the case of service contracts that include supplies, revenue for supplies sales is recognized ratably based upon the term of the contract.

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

Vendor Incentives

We receive incentives from some of our vendors related to volume rebates, cooperative advertising allowances and other programs or agreements. These incentive programs are generally for quarterly periods and historically have not varied significantly from quarter to quarter. There are also certain annual volume rebate programs offered by some of our vendors. We do not record any volume rebate until it is probable that it will be earned and the amount can be reasonably estimated. We record unrestricted volume rebates received as a reduction of inventories and recognize the incentives as a reduction to cost of sales when the related inventories are sold. Cooperative advertising allowances are generally required by the vendor to be used by us exclusively for advertising or other marketing programs. These restricted cooperative advertising allowances are recognized as a reduction to selling, general and administrative expenses as the related marketing expenses are incurred.

Shipping and Handling Costs

Shipping and handling costs billed to our customers are included in the same category as the related sale. Shipping and handling costs associated with inbound freight charged by vendors are included in cost of sales. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $9,076, $6,313 and $5,835 for fiscal years 2005, 2004 and 2003, respectively.

Advertising

Advertising costs are charged to expense as incurred. Net advertising expenses totaled $1,687, $1,219 and $1,298 for fiscal years 2005, 2004 and 2003, respectively.

Derivative Instruments

On April 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. As a result, all derivative instruments are recorded at fair value on our balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Currently, we only have cash flow hedges.

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

The carrying amounts and estimated fair values of our long-term debt are as follows:

	March 31,
	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$265,082	$295,845	$196,663	$226,363

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

Trade Receivables

Trade receivables are recorded at net realizable value or the amount that we expect to collect on our gross customer trade receivables. We establish a general reserve based on historical experience, in addition to a reserve for specific receivables with known collection problems due to circumstances such as liquidity or bankruptcy. Collection problems are identified using an aging of receivables analysis based on invoice due dates. Items that are deemed uncollectible are written off against the allowance for doubtful accounts. Accounts receivable are stated net of allowance for doubtful accounts of $3,074 and $2,847 at March 31, 2005 and 2004, respectively. We do not require deposits or other collateral from our customers and hence we are at risk for all accounts receivable. Generally, we do not charge interest on overdue receivables.

Concentrations of Credit Risk

Our financial instruments, which may subject us to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. We deposit cash with major banks as of March 31, 2005 and 2004. Deposits in those banks may exceed the amount of insurance provided on such deposits. However, we are exposed to loss only to the extent of the amount of cash reflected on our balance sheets and outstanding checks. We have not experienced losses on our bank cash deposits. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographical areas. During the fiscal year ended March 31, 2005, our top five customers collectively accounted for less than 5% of our total revenues and no single customer accounted for more than 2% of our total revenues.

During the fiscal year ended March 31, 2005, we purchased approximately 20%, 18% and 17% of our equipment, parts and supplies from three separate vendors. No other supplier represented in excess of 10% of our purchases. Our wide array of vendors limits the risks we may face if one of our vendors experiences financial instability or fails to keep pace with the rapid development and introduction of new products.

Inventories

Inventories consist of automated office equipment, including copiers, facsimile machines and printers, electronic presentation equipment, document imaging equipment, computers and related software, and related parts and supplies. Inventories are valued at the lower of cost (specific identification and/or average cost for equipment and average cost for related parts and supplies) or market value. Inventories are stated net of reserves for excess and slow-moving inventories of $5,456 and $4,213 at March 31, 2005 and 2004, respectively.

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

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is principally provided using the straight-line method over the assets’ estimated economic lives.

Stock-Based Compensation

At March 31, 2005, we had three stock-based employee compensation plans, which are described more fully in Note 9. We have adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. SFAS No. 148 allows for continued use of recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for those plans. We apply the intrinsic value recognition and measurement principles of APB Opinion No. 25 and related interpretations in accounting for those plans. No stock-based employee compensation expense related to stock options is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions to stock-based employee compensation. Such disclosure is not necessarily indicative of the fair value of stock options that could be granted by us in future fiscal years or of the value of all options currently outstanding.

	Year Ended March 31,
	2005	2004	2003
Net income, as reported	$56,971	$39,764	$34,239
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,575)	(2,689)	(2,497)

Pro forma net income	$53,396	$37,075	$31,742

Earnings per share:
Basic – as reported	$2.48	$1.84	$1.62

Basic – pro forma	$2.32	$1.72	$1.50

Diluted – as reported	$2.26	$1.70	$1.58

Diluted – pro forma	$2.12	$1.59	$1.46

As reflected in pro forma net income and earnings per share in the above table, the per share weighted average fair value of options granted during the year ended March 31, 2005, 2004 and 2003 was $32.93, $15.73 and $11.73, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Risk-free interest rate	4.0%	3.5%	3.8%
Volatility factor of the expected market price of our common stock	63.1%	68.5%	75.2%
Dividend yield	—	—	—
Weighted average expected life of options (in years)	5.0	5.0	5.0

Intangible Assets

Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually or more often if indicators of impairment arise. We perform our annual analysis of goodwill on the first day of the fourth quarter of our fiscal year to determine if an impairment exists. This testing includes the determination of fair value for each reporting unit by using market multiples and discounted cash flows modeling. The results of this testing indicated that a goodwill impairment charge was not necessary. Separately identified intangibles that are deemed to have definite lives will continue to be amortized over their estimated useful life.

Recent Accounting Pronouncement

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) is effective for annual years beginning after June 15, 2005. We are in the process of evaluating the use of certain option-pricing models as well as the assumptions to be used in such models. We expect to adopt the revised statement in our first quarter of fiscal year 2007, which begins on April 1, 2006.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share above. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized for such excess tax deductions was $4,711 and $3,996 for the years ended March 31, 2005 and 2004, respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. ACQUISITIONS

Effective May 1, 2004, we acquired all the issued and outstanding stock of Imagine Technology Group, Inc. (“ITG”) pursuant to a Stock Purchase Agreement dated April 5, 2004, by and among Global, ITG Acquisition I Corporation, ITG and Imagine Technology Group, LLC and its members.

As consideration for the ITG stock, we paid ITG’s shareholder and its creditors approximately $104,000 in cash, plus 813,464 shares of Global’s common stock, par value $.01 per share, that were previously held in treasury (valued at $27,277, based on the fair value of the stock on date of issuance). We also incurred acquisition related expenses. The common stock issued to ITG’s shareholder was registered for resale with the Securities and Exchange Commission using a registration statement on Form S-3.

The following table summarizes the fair value of the ITG assets acquired and liabilities assumed at the acquisition date. During the year ended March 31, 2005, we obtained third-party valuations of the intangible assets acquired and have, accordingly, adjusted the fair values of customer relationships, non-compete agreements, and goodwill as shown below.

Current assets	$28,309
Equipment	2,315
Deferred tax assets	840
Other assets	737
Customer relationships	13,344
Noncompete agreements	511
Goodwill	113,591

Total assets acquired	159,647

Current liabilities	17,485
Deferred tax liabilities	9,863

Total liabilities assumed	27,348

Net assets acquired	$132,299

During the year ended March 31, 2005, we also acquired five other businesses that provide office-imaging solutions and related services. Aggregate consideration, net of cash acquired, for these acquisitions was approximately $51,900, consisting of cash paid to the sellers, acquisition related expenses, and 118,043 shares of Global’s common stock (valued at $4,200, based on the fair value of the stock on date of issuance). Liabilities assumed in connection with these acquisitions totaled approximately $5,773. The fair value of total assets acquired in these acquisitions consisted of approximately $9,400 of tangible assets, $3,297 of other identifiable intangible assets, and $46,713 of goodwill.

During the year ended March 31, 2004, we acquired five businesses that provide office technology solutions and related services. Aggregate consideration, net of cash acquired, for these acquisitions was approximately $28,900, consisting of cash, 102,701 shares of our common stock (valued at $2,808, based on the fair value of the stock on date of issuance) and acquisition related expenses. The liabilities assumed in connection with these acquisitions totaled approximately $4,800. The fair value of the total assets acquired in these five acquisitions consisted of approximately $7,800 of tangible assets and approximately $29,100 of goodwill and other intangible assets.

During the year ended March 31, 2003, we acquired six businesses that provide office technology solutions and related services. Aggregate consideration, net of cash acquired of approximately $11,100, for these acquisitions was approximately $31,900, consisting of cash, 193,319 shares of our common stock (valued at $3,605, based on the fair value of the stock on date of issuance) and acquisition related expenses. The liabilities assumed in connection with these acquisitions totaled approximately $7,000. The fair value of the total assets acquired in these six acquisitions was approximately $41,600, including goodwill of approximately $30,200.

All acquisitions have been accounted for using the purchase method of accounting and, accordingly, are included in our results of operations from the effective date of acquisition.

During the year ended March 31, 2003, we paid $690 in cash earn-outs related to prior acquisitions. No earn-out amounts were paid in the fiscal years 2005 or 2004. The earn-outs paid were recorded as additional goodwill related to the acquired companies.

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

	Unaudited Pro Forma Year Ended March 31,
	2005	2004	2003
Revenues	$968,227	$937,353	$732,709

Net income	$58,003	$45,346	$36,514

Earnings per share:
Basic	$2.51	$2.01	$1.72
Diluted	$2.29	$1.86	$1.67

3. RENTAL EQUIPMENT

Our rental equipment consists of the following:

	March 31,
	2005	2004
Rental equipment on operating leases	$53,654	$45,980
Less: Accumulated depreciation	(37,179)	(30,564)

Rental equipment, net	$16,475	$15,416

4. PROPERTY AND EQUIPMENT

Our property and equipment consists of the following:

	March 31,		Useful life (in years)
	2005	2004
Furniture and fixtures	$11,584	$10,375	7
Computer hardware and software	20,221	16,478	3-5
Machinery, equipment and vehicles	12,316	10,532	5-7
Leasehold improvements	6,517	7,004	3-10

	50,638	44,389
Less: Accumulated depreciation	(38,061)	(34,209)

Property and equipment, net	$12,577	$10,180

5. LONG-TERM DEBT

Our long-term debt consists of the following:

	March 31,
	2005	2004
Senior credit facility - term and revolving loans	$207,383	$138,950
Convertible Senior Subordinated Notes, 4% due 2008	57,500	57,500
Various notes payable	199	213

Total long-term debt	265,082	196,663
Less: Current maturities	(2,235)	(1,479)

Long-term debt, less current maturities	$262,847	$195,184

On May 10, 2004, in conjunction with our purchase of ITG, we entered into the second amendment of our senior credit facility. We refer to the second amendment of our senior credit facility as our new senior credit facility. Our new senior credit facility is with a group of banks and financial institutions, with Wachovia Bank, National Association serving as administrative agent. Our new senior credit facility is comprised of a $70,000 five-year revolving credit line and a $208,950 six-year term loan. The revolving credit line of the new senior credit facility bears interest at rates ranging from 1.50% to 2.00% over LIBOR or from .50% to 1.00% over a base rate related to the prime rate, and varies according to our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization. The term loan bears interest at a rate of 2.00% over LIBOR or .75% over a base rate related to the prime rate. The new senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by us and our material subsidiaries. The annual commitment fee rate is .50% of the unused balance. We paid commitment fees of $387 and $633 for the years ended March 31, 2005 and 2004, respectively, in connection with unused balances under both our prior and current senior credit facilities.

On March 11, 2005, we amended our new senior credit facility. Under the terms of the amendment, we reduced the interest rate spread on the term loan from 2.00% to 1.50% over LIBOR, and from .75% to .25% over a base rate related to the prime rate.

Amounts borrowed under the new senior credit facility may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders’ approval in the case of acquisitions with a cash purchase price of over $50,000 or an aggregate purchase price (cash, stock or other consideration) of over $75,000.

The terms of the new senior credit facility require compliance with numerous affirmative, negative, and financial covenants, with which we are in compliance as of March 31, 2005. In addition, we are prohibited from paying cash dividends under the terms of our new senior credit facility.

Amounts borrowed under the revolving credit line of the new senior credit facility may be repaid and borrowed over the life of the new senior credit facility, with a final maturity date of May 10, 2009. As of March 31, 2005, we had $69,500 of additional borrowing availability under the revolving credit portion of our new senior credit facility. This amount has been reduced by $500 to reflect the aggregate amount of an outstanding standby letter of credit issued under the new senior credit facility to support our obligations incurred in the ordinary course of business. As of March 31, 2005, no amounts had been paid under this letter of credit.

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

On June 26, 2003, we redeemed the entire $100,000 principal amount of our previously outstanding 10¾% senior subordinated notes. We paid approximately $109,300 to redeem the 10¾% notes, which amount represents the redemption price of $105,400 plus all accrued and unpaid interest through the redemption date of approximately $3,900. We paid the redemption price using a portion of the proceeds from our senior credit facility.

Aggregate annual maturities of long-term debt at March 31, 2005 are as follows:

2006	$2,235
2007	2,133
2008	2,099
2009	59,590
2010	149,399
Thereafter	49,626

Total	$265,082

Interest paid was approximately $10,788, $11,180, and $17,700 for the years ended March 31, 2005, 2004 and 2003, respectively.

6. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of stock options, as well as the conversion of convertible notes into common stock.

The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations (shares in thousands):

	Year Ended March 31,
	2005	2004	2003
Numerator:
Numerator for basic earnings per share	$56,971	$39,764	$34,239
Effect of dilutive securities:
4% convertible notes	1,773	1,528	—

Numerator for diluted earnings per share	$58,744	$41,292	$34,239

Denominator:
Denominator for basic earnings per share	22,979	21,606	21,125
Effect of dilutive securities:
4% convertible notes	2,407	2,104	—
Employee stock options	611	551	595

Denominator for diluted earnings per share	25,997	24,261	21,720

7. INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between the financial reporting basis and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision are as follows:

	Year Ended March 31,
	2005	2004	2003
Current:
Federal	$25,102	$18,990	$17,905
State	2,601	1,359	2,432

	27,703	20,349	20,337
Deferred:
Federal	6,538	4,584	2,275
State	677	328	309

	7,215	4,912	2,584

	$34,918	$25,261	$22,921

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate are as follows:

	Year Ended March 31,
	2005	2004	2003
Tax at U.S. statutory rate	$32,161	$22,758	$20,006
State taxes, net of federal benefit	2,090	2,325	2,043
Other items, net	667	178	872

	$34,918	$25,261	$22,921

Significant components of our deferred tax assets and liabilities are as follows:

	March 31,
	2005	2004
Deferred tax assets:
Noncompete agreements	$1,558	$1,839
Inventory related	4,875	3,348
Various accrued expenses	2,580	1,621
Accounts receivable related	1,013	880
Other items	1,044	577

Total deferred tax assets	11,070	8,265
Deferred tax liabilities:
Goodwill	30,623	17,879
Customer relationships	5,011	—
Depreciation	1,266	473

Total deferred tax liabilities	36,900	18,352

Net deferred tax liabilities	$(25,830)	$(10,087)

Classified as follows:
Current assets	$8,636	$5,849
Noncurrent liabilities	(34,466)	(15,936)

	$(25,830)	$(10,087)

SFAS No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is not necessary as of March 31, 2005 and 2004.

Cash paid for income taxes was approximately $24,200, $17,700 and $17,400 for the years ended March 31, 2005, 2004 and 2003, respectively.

8. EMPLOYEE BENEFIT PLANS

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

Employees are always vested in their contributed balance and generally become fully vested in the Company’s contributions after six years of service. The expense related to the Company’s contributions to the Plans for the years ended March 31, 2005, 2004 and 2003 was approximately $4,100, $3,200 and $2,800, respectively.

9. STOCK OPTION PLANS

In 1998, the Board of Directors adopted a stock option plan under which, as amended to date, 3,320,000 shares of our common stock may be issued pursuant to stock options granted or sold as restricted stock to directors, officers, and employees of and consultants to Global. As of March 31, 2005, options to purchase 1,967,751 shares of our common stock were outstanding under the 1998 stock option plan, and 1,226,694 shares of our common stock have been issued under the 1998 plan upon the exercise of stock options granted under the plan. There were 23,055 shares of our common stock available to be issued under the 1998 plan at March 31, 2005. Additionally, as of March 31, 2005, we have issued 102,500 shares of restricted stock under the 1998 plan. During the year ended March 31, 2005, options to purchase an aggregate of 283,000 shares were granted under the 1998 stock option plan with exercise prices ranging from $26.78 to $36.21 per share, the market values at dates of grant.

On January 25, 2001, the Board of Directors adopted the Global Imaging Systems, Inc. 2001 Stock Option Plan under which we may grant options to purchase up to 300,000 shares of our common stock to employees of and service providers to Global, except for executive officers and directors. Stock options granted under the 2001 stock option plan have the same terms as those granted under the 1998 plan. As of March 31, 2005, options to purchase 137,055 shares were outstanding under the 2001 stock option plan, and 128,645 shares of our common stock have been issued under the 2001 plan upon the exercise of stock options granted under the plan. There were 34,300 shares of our common stock available to be issued under the 2001 stock option plan at March 31, 2005. During the year ended March 31, 2005, no options were granted under the 2001 stock option plan.

In addition to options outstanding under our stock option plans, 10,000 shares of our common stock are issuable upon the exercise of an option granted outside of our 1998 or 2001 stock option plans. This option is exercisable at a price of $12.00 per share and may be exercised until July 31, 2008.

On August 16, 2004, our shareholders’ approved the Global Imaging Systems, Inc. 2004 Omnibus Long Term Incentive Plan under which we may grant options to purchase up to 600,000 shares of our common stock to directors, officers, and employees of Global. As of March 31, 2005, options to purchase 30,000 shares were outstanding under the 2004 plan, and no shares of our common stock have been issued under the 2004 plan. There were 570,000 shares of our common stock available to be issued under the 2004 plan as of March 31, 2005. During the year ended March 31, 2005, 30,000 options were granted under the 2004 plan with exercise prices ranging from $34.80 to $36.95 per share, the market values at dates of grant.

The following table summarizes the stock option activity for each of the three years ended March 31:

	Number of Shares Subject to Option	Per Share Option Price
Outstanding at March 31, 2002	1,686,251	$5.44 – $18.13
Granted	748,000	$17.88 – $20.00
Exercised	(93,075)	$5.44 – $18.13
Canceled	(52,270)	$5.44 – $18.13

Outstanding at March 31, 2003	2,288,906	$5.44 – $20.00
Granted	830,000	$18.55 – $33.23
Exercised	(631,772)	$5.44 – $18.13
Canceled	(10,360)	$5.44 – $18.13

Outstanding at March 31, 2004	2,476,774	$5.44 – $33.23
Granted	313,000	$26.78 – $36.95
Exercised	(593,448)	$5.44 – $30.26
Canceled	(51,520)	$5.44 – $30.26

Outstanding at March 31, 2005	2,144,806	$5.44 – $36.95

Exercisable at March 31, 2005	589,935	$5.44 – $33.23

The following table further summarizes significant ranges of outstanding and exercisable stock options at March 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Weighted Average Remaining Contractual Life	Outstanding	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$ 5.44 - $ 8.00	6.4	203,055	$5.77	46,455	$5.54
$12.00 - $15.25	3.8	229,470	$14.15	227,070	$14.16
$15.50 - $20.00	7.4	844,381	$18.44	205,950	$18.45
$24.97 - $36.95	9.0	867,900	$31.03	110,460	$29.96

	7.5	2,144,806	$21.87	589,935	$17.94

The number of shares underlying exercisable options were 632,312 and 788,179 at March 31, 2004 and 2003, respectively. The weighted average exercise prices per share for exercisable options were $14.61 and $13.12 at March 31, 2004 and 2003, respectively.

The following table summarizes the weighted average exercise prices of option activity for the years ended March 31:

	2005	2004	2003
Balance at beginning of period	$18.59	$13.98	$11.79
Granted	32.93	26.43	18.42
Exercised	14.27	12.21	11.83
Canceled	19.03	15.26	10.98
Balance at end of period	21.87	18.59	13.98

We disclosed in Note 1 – Summary of Significant Accounting Policies, the pro forma net income and pro forma earnings per share reflecting the compensation cost that we would have recorded on our stock option plans had we used the fair value at grant date for awards under the plans consistent with the method prescribed by SFAS No. 123.

10. DERIVATIVES

In November 2002, we entered into a three-year interest rate swap agreement which we accounted for as a cash flow hedge. This agreement effectively converted $20,000 of our variable-rate debt to fixed-rate debt and reduced our exposure to changes in interest rates. Under this swap agreement, we received an average variable rate of 1.80% and paid an average fixed rate of 2.74% for the fiscal year ended March 31, 2005.

During December 2004, we entered into two one-year forward swap agreements which we accounted for as cash flow hedges. The agreements effectively convert $40,000 of our variable rate debt to fixed-rate debt, reducing the exposure to changes in interest rates. Under the first swap agreement, we will pay an average LIBOR fixed rate of 3.8% and under the second swap agreement, we will pay an average LIBOR fixed rate of 3.9%. Both agreements are effective for a period of two years, beginning December 2005.

We have recognized, net of tax, a gain of approximately $604 and a loss of approximately $16 for the fiscal years ended March 31, 2005 and 2004, respectively, related to our interest rate swap agreements. These amounts have been recorded in comprehensive income.

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

In July 2004, we entered into a two-year interest rate cap agreement in the notional amount of $25,000. We also entered into three two-year interest rate cap agreements in notional amounts of $20,000 each, during September 2003 (collectively, the Caps). These Caps are not designated as hedging instruments and as such are recorded on the consolidated balance sheet at their estimated fair value, with changes in the fair value being recorded in the consolidated statement of income as interest expense during the period of change. The change in the Caps’ fair value resulted in additional interest expense of $80 and $168, before tax, for the years ended March 31, 2005 and March 31, 2004, respectively. The Caps limit our interest rate risk exposure for the related notional amounts to a 4% LIBOR rate plus the applicable margin. No payments have been received under the Caps.

11. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective April 1, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, in accordance with the early adoption provisions of the standard. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually or more often if indicators of impairment arise. We perform our annual analysis of goodwill on the first day of the fourth quarter of our fiscal year to determine if an impairment exists. This testing included the determination of fair value for each reporting unit by using market multiples and discounted cash flows modeling. The results of this testing indicated that a goodwill impairment charge was not necessary. Separately identified intangibles that are deemed to have definite lives will continue to be amortized over their estimated useful life.

Our intangible assets consist of the following:

	March 31,		Useful life (in years)
	2005	2004
Goodwill	$516,518	$356,327	—
Customer relationships	16,206	—	15
Noncompete agreements	10,473	9,513	3-5
Financing fees	5,906	6,159	5-6

	549,103	371,999
Accumulated amortization	(11,488)	(9,440)

Intangible assets, net	$537,615	$362,559

The changes in the carrying amount of goodwill from April 1 to March 31 are as follows:

	Year Ended March 31,
	2005	2004
Balance as of April 1	$356,327	$327,386
Goodwill acquired	160,304	29,083
Adjustments to goodwill	(113)	(142)

Balance at March 31	$516,518	$356,327

Noncompete agreements are recorded at cost and amortized over the lives of the agreements using the straight-line method. Accumulated amortization for noncompete agreements was approximately $9,154 and $8,520 at March 31, 2005 and 2004, respectively.

Customer relationships are recorded at fair value and amortized over their estimated useful lives using the straight-line method. Accumulated amortization for customer relationships was approximately $884 and $0 at March 31, 2005 and 2004, respectively.

Intangible asset amortization expense was $1,518, $532 and $637 for the years ended March 31, 2005, 2004 and 2003, respectively.

Expected amortization expense for the next five fiscal years, based on existing intangible asset amounts, is as follows: 2006 - $1,670, 2007 - $1,396, 2008 - $1,314, 2009 - $1,241, and 2010 - $1,098.

Financing fees are amortized over the terms of the underlying debt agreements using the straight-line method, which approximates the effective interest rate method. The amortization of financing fees is included as a component of interest expense. Accumulated amortization for financing fees at March 31, 2005 and 2004 was approximately $1,450 and $920, respectively.

At March 31, 2005, we have approximately $198,000 of goodwill that is deductible for income tax purposes.

12. LEASES

We are obligated under various noncancelable operating leases for our office facilities, office equipment and vehicles. Certain of the leases for our office facilities are with various employee stockholders. Future noncancelable lease commitments as of March 31, 2005 are as follows:

	Related-Party Leases	Other Leases	Total
2006	$3,103	$11,019	$14,122
2007	2,987	9,270	12,257
2008	2,350	7,889	10,239
2009	1,610	6,224	7,834
2010	777	4,088	4,865
Thereafter	887	9,926	10,813

Total	$11,714	$48,416	$60,130

Rental expense related to the above leases was as follows:

	Related-Party Leases	Other Leases	Total
Year ended March 31, 2005	$3,748	$11,108	$14,856
Year ended March 31, 2004	3,423	8,097	11,520
Year ended March 31, 2003	3,369	7,917	11,286

Certain of our leases are subject to renewal options, which range up to 5 years.

13. RELATED-PARTY TRANSACTIONS

During the year ended March 31, 2005, we received payment of $400 for an outstanding related-party note receivable relating to amounts loaned to an officer of the Company.

14. SEGMENTS

We follow the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for reporting information about operating segments and related disclosures.

As an integrated office imaging solutions provider, we are organized into 18 geographical operating segments (core dealers). These individual segments have been aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the core dealers and the common nature of the products and services, classes of customers and distribution channels.

The revenues of these aggregated segments are derived from the two principal categories of revenues as reported in our consolidated statements of income. Substantially all of our revenue is attributable to customers in the United States. Additionally, all of our assets are located in the United States.

15. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

We have issued $57,500 of 4% convertible senior subordinated notes, that are fully and unconditionally guaranteed on a joint and several basis by all our existing subsidiaries (the “Guarantors” ), each of which is wholly owned, directly or indirectly, by us. We are a holding company all of whose operations are conducted by the Guarantors and we have no operations or assets separate from our investment in our subsidiaries.

16. SUBSEQUENT EVENT

On May 17, 2005, our Board of Directors approved a stock repurchase agreement which allows us to repurchase up to $20,000 of our outstanding common stock.

report of independent registered certified public accounting firm

The Board of Directors and Shareholders

Global Imaging Systems, Inc.

We have audited the accompanying consolidated balance sheets of Global Imaging Systems, Inc. as of March 31, 2005 and March 31, 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three fiscal years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Imaging Systems, Inc. at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Global Imaging Systems, Inc.’s internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 25, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Tampa, Florida

May 25, 2005

quarterly financial data (unaudited)	GLOBAL IMAGING SYSTEMS, INC.

(in thousands, except per share data)

FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

	Revenues	Gross Margin	Net Income		Basic Earnings Per Share (3)	Diluted Earnings Per Share (3)	Stock Price (1)		Dividends Paid Per Share (2)
							High	Low
2005
First quarter	$212,018	$84,097	$12,865	(4)	$.57	$.52	$38.15	$31.73	$—
Second quarter	233,518	90,936	14,623		.64	.58	36.15	26.78	—
Third quarter	233,522	91,462	14,930		.64	.59	40.27	31.08	—
Fourth quarter	247,392	97,575	14,553		.62	.57	39.93	34.15	—

Year	$926,450	$364,070	$56,971		$2.48	$2.26	$40.27	$26.78	$—

2004
First quarter	$180,172	$68,484	$4,292	(5)	$.20	$.19	$23.32	$17.50	$—
Second quarter	189,067	70,756	11,388		.53	.48	27.35	22.22	—
Third quarter	187,484	71,754	11,836		.55	.50	32.22	24.48	—
Fourth quarter	193,998	75,317	12,248		.56	.51	35.00	29.41	—

Year	$750,721	$286,311	$39,764		$1.84	$1.70	$35.00	$17.50	$—

(1)	Global Imaging Systems, Inc. common stock is traded on the Nasdaq National Market under the symbol “GISX”. Stock quotations were obtained from the National Association of Securities Dealers. On June 3, 2005, Global had 85 stockholders of record plus approximately 8,000 beneficial owners holding Global common stock in broker name.
(2)	Global is prohibited from paying cash dividends under the terms of the agreement governing its senior credit facility.
(3)	Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.
(4)	During the first quarter of fiscal year 2005, we recorded a $1,024 loss, net of taxes, on early extinguishment of debt.
(5)	During the first quarter of fiscal year 2004, we recorded a $5,094 loss, net of taxes, on early extinguishment of debt.