Form 10-K, Exhibit 13
period 2006-03-31
GLOBAL IMAGING SYSTEMS INC
filed 2006-06-09
CIK 1050167

EXHIBIT 13.1

EXCERPTS FROM ANNUAL REPORT TO STOCKHOLDERS

Selected Financial Data

The selected financial data as of and for the fiscal years ended March 31, 2002 through March 31, 2006 is derived from our audited consolidated financial statements. Since the information presented below is only a summary and does not provide all of the information in our consolidated financial statements, including the related notes, you should read the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our consolidated financial statements.

	Fiscal Year Ended March 31,
	2006	2005	2004	2003	2002
(In thousands, except per share data)
Income Statement Data:
Revenues:
Equipment and supplies sales	$768,331	$694,745	$564,741	$508,100	$463,980
Service and rentals	262,253	231,705	185,980	171,317	154,493

Total revenues	1,030,584	926,450	750,721	679,417	618,473
Costs and operating expenses:
Cost of equipment and supplies sales	486,073	441,591	367,103	332,047	307,046
Service and rental costs	137,407	120,789	97,307	87,357	80,318
Selling, general and administrative expenses	291,259	257,112	200,530	183,500	160,225
Intangible asset amortization	1,775	1,518	532	637	949

Total costs and operating expenses	916,514	821,010	665,472	603,541	548,538

Income from operations	114,070	105,440	85,249	75,876	69,935
Loss on early extinguishment of debt	—	1,655	8,433	—	—
Interest expense	13,985	11,896	11,791	18,716	24,263

Income before income taxes	100,085	91,889	65,025	57,160	45,672
Income taxes	38,185	34,918	25,261	22,921	18,458

Net income	$61,900	$56,971	$39,764	$34,239	$27,214

Basic earnings per share	$2.68	$2.48	$1.84	$1.62	$1.48

Diluted earnings per share	$2.45	$2.26	$1.70	$1.58	$1.45

Basic weighted average shares outstanding	23,100	22,979	21,606	21,125	18,372

Diluted weighted average shares outstanding	25,993	25,997	24,261	21,720	18,718

Balance Sheet Data (at period end):
Working capital	$156,434	$115,355	$106,365	$77,378	$74,090
Total assets	884,657	816,917	597,773	532,038	473,160
Total debt	262,846	265,082	196,663	194,751	207,922
Total stockholders’ equity	441,218	387,443	284,816	230,081	190,177

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in thousands except per share amounts)

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes included elsewhere in this annual report. Much of the discussion in this section involves forward-looking information. Our actual future results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause our results to differ from these statements are described in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended March 31, 2006.

Overview

We are one of the leading providers of office technology solutions to middle-market businesses in the United States, selling and providing contract services for automated office equipment, including copiers, MFPs, facsimile machines and printers, network integration solutions and electronic presentation systems. We believe that the markets for our products and services are converging as technology advancements and innovation produce increases in automated office equipment functionality and networking capabilities. Incorporating products from the Ricoh family of products, Konica Minolta, Sharp, Canon, Toshiba, Hewlett-Packard, IBM, Microsoft, NEC, Hitachi, InFocus and other leading companies, we offer solutions for our customers from a network of more than 180 locations in 32 states and the District of Columbia. The contractual nature of our service and supply business, tailored lease financing programs, high level of repeat equipment purchases and our emphasis on superior customer service generate stable and recurring revenue streams. Since our founding in June 1994, we have acquired more than 80 businesses, all within the United States, which we have organized as a network of 19 core companies with corresponding satellite businesses. We believe the businesses we have acquired and the businesses we acquire in the future will benefit from our various programs and operating strategies. These benefits include increased operating efficiencies, the support of experienced and professional senior management, expansion of the types of office imaging products and services offered, increased access to capital and enhanced financial management.

Our revenues come from two sources: sales of equipment and related supplies; and sales of complementary services and equipment rentals. The growth of our revenues depends on the demand for the equipment we offer, our reputation for providing timely and reliable service, our competitors’ actions in the marketplace and general economic conditions. Sales of complementary supplies, parts and services are affected by equipment sales and rental volumes. Most of our service revenue is generated by contractual arrangements to service automated office equipment.

Our gross profit as a percentage of revenues varies from period to period depending on a number of variables including the mix of revenues from equipment, supplies, service and rentals; the mix of revenues among the markets we serve; and the mix of revenues of the businesses we have acquired. Automated office equipment dealers typically derive a higher percentage of their revenues from service and rentals and a lower percentage from sales of equipment and supplies than do network integrators or electronic presentation systems dealers. Generally, sales of equipment and supplies have lower gross profit margins than revenues from service and rentals. In addition, equipment sales in the automated office equipment market generally have higher gross profit margins than equipment sales in the network integration or electronic presentation systems markets.

Cost of goods sold consists primarily of the cost of new equipment, cost of supplies and parts, labor costs to provide services, rental equipment depreciation and other direct operating costs. We depreciate our rental equipment primarily over a three-year period on a straight-line basis.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to accounts receivable, inventories, vendor incentives, intangible assets and contingencies. Our judgments and estimates are based on currently available information, historical results and other assumptions we believe to be reasonable. Actual results could differ materially from these estimates. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Vendor Incentives. We receive incentives from some of our vendors related to volume rebates, cooperative advertising allowances and other programs or agreements. Certain incentive programs are for quarterly periods and historically have not varied significantly from quarter to quarter. There are also certain annual volume rebate programs offered by some of our vendors. We do not record any volume rebate until it is probable that it will be earned and the amount can be reasonably estimated. We record unrestricted volume rebates received as a reduction of inventories and recognize the incentives as a reduction to cost of sales when the related inventories are sold. Cooperative advertising allowances are generally required by the vendor to be used by us exclusively for advertising or other marketing programs. These restricted cooperative advertising allowances are recognized as a reduction to selling, general and administrative expenses as the related marketing expenses are incurred. Amounts received or receivable from vendors that are not yet earned are deferred. In addition, we receive early payment discounts from certain vendors. We record early payment discounts received as a reduction of inventories and recognize the discount as a reduction to cost of sales when the related inventories are sold.

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

Contingencies. We accrue amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements. Estimates that are particularly sensitive to future charges include tax, legal and other regulatory matters which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

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

	Fiscal Year Ended March 31,
	2006	2005	2004
Revenues:

Equipment revenues	$618,575	$561,511	$472,073
Supplies revenues	149,756	133,234	92,668

Equipment and supplies revenues	768,331	694,745	564,741

Service revenues	246,667	216,289	170,935
Rental revenues	15,586	15,416	15,045

Service and rental revenues	262,253	231,705	185,980

Total revenues	$1,030,584	$926,450	$750,721

Estimated internal growth rates for revenues (unaudited)	5%	5%	6%

The following table sets forth our gross profit by revenue type and gross profit by revenue type as a percentage of revenue during the periods indicated:

	Fiscal Year Ended March 31,
	2006	2005	2004
Gross Profit:

Gross profit by revenue type:
Equipment	$214,327	$190,644	$151,612
Supplies	67,931	62,510	46,026
Service	120,044	105,444	83,523
Rental	4,802	5,472	5,150

Total gross profit	$407,104	$364,070	$286,311

Gross profit by revenue type as a percentage of revenue:
Equipment	34.6%	34.0%	32.1%
Supplies	45.4%	46.9%	49.7%
Service	48.7%	48.8%	48.9%
Rental	30.8%	35.5%	34.2%

Total	39.5%	39.3%	38.1%

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Revenues

Total revenues for the fiscal year ended March 31, 2006 were $1,030,584, which represents an increase of 11.2% over the fiscal year ended March 31, 2005. The increase in revenues was due in part to growth from our existing companies. Our estimated combined internal revenue growth rate for fiscal year 2006 was 5%. The balance of the increase was due to revenues from six businesses acquired in fiscal year 2006 and six businesses acquired in fiscal year 2005 that were not a part of our business for the full period last year.

Equipment and supplies revenues for fiscal year 2006 were $768,331, which represents an increase of 10.6% over fiscal year 2005. Equipment revenues increased 10.2% and supplies revenues increased 12.4%, with the growth due to a combination of revenues from the businesses acquired and internal revenue growth.

Service and rental revenues for fiscal year 2006 were $262,253, which represents an increase of 13.2% over fiscal year 2005. Service revenues increased 14.0%, with the growth due to a combination of revenues from the businesses acquired and internal revenue growth. Rental revenues increased 1.1%. Rentals primarily result from customer preference, as opposed to a significant targeted marketing program. Accordingly, the revenue changes from year to year may not follow overall revenue trends.

As indicated above, our combined internal revenue growth rate for fiscal years 2006, 2005, and 2004 was 5%, 5%, and 6%, respectively. We only provide forward guidance for internal revenue growth for the next quarter of results. We expect our internal revenue growth for the three months ending June 30, 2006 to be in the range of 4% to 6%.

Gross Profit

Gross profit totaled $407,104 for fiscal year 2006, representing an 11.8% increase over fiscal year 2005. The increase in gross profit is generally consistent with the increase in total revenues.

The gross profit margin for equipment revenues for fiscal year 2006 increased 0.6 percentage points from fiscal year 2005, primarily due to an increase in the percentage of equipment revenues generated by automated office equipment, which generally has higher gross profit margins.

The supplies gross profit margin for fiscal year 2006 decreased 1.5 percentage points from fiscal year 2005, which is primarily due to a decrease in automated office equipment supply gross margins, including a decrease in the supply gross margins of the wholesale division of one of the businesses acquired in fiscal year 2005.

The service gross profit margin for fiscal year 2006 was generally consistent with fiscal year 2005.

The rental gross profit margin for fiscal year 2006 decreased 4.7 percentage points from fiscal year 2005, primarily due to similar automated office equipment rental revenues for fiscal year 2006 and continued depreciation expense on equipment available for rent.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SG&A expenses, increased 13.3% to $291,259 for fiscal year 2006. This amount was 28.3% of total revenues compared to 27.8% of total revenues for fiscal year 2005. The overall increase in SG&A expenses for fiscal year 2006 was primarily due to increased payroll costs resulting from increased revenues and gross profits from our existing companies and SG&A expenses related to newly acquired businesses. The increase in SG&A expense as a percentage of revenues in fiscal year 2006 was principally due to an increase in healthcare costs, an increase in restricted stock compensation, and the impact of accelerating our previously unvested stock options effective March 31, 2006. Healthcare costs for fiscal year 2006 increased approximately $2,000 over fiscal year 2005, excluding the effects of acquisitions. Effective January 1, 2006, we implemented changes in the design and benefits structure of our healthcare plans which we expect to help stabilize our healthcare costs. The fiscal year 2006 SG&A percentage is also impacted by an increase in the percentage of equipment revenues derived from automated office equipment, which generally has higher associated selling expenses than sales of network integration equipment or electronic presentation equipment.

Intangible Asset Amortization

Intangible asset amortization was $1,775 for fiscal year 2006, compared to $1,518 for fiscal year 2005. This amortization relates to non-compete agreements and customer relationships. The increase is principally due to amounts allocated to non-compete agreements and customer relationships resulting from fiscal year 2006 acquisitions and a full year of amortization expense related to fiscal year 2005 acquisitions.

Income From Operations

Income from operations was $114,070, or 11.1% of total revenues, for fiscal year 2006, compared to $105,440, or 11.4% of total revenues, for fiscal year 2005. The decrease in the percentages of total revenues is primarily due to the increases in SG&A expenses discussed above.

Loss on Early Extinguishment of Debt

During fiscal year 2005, we incurred a loss on early extinguishment of debt in the amount of $1,655 related to the second amendment of our senior credit facility.

Interest Expense

Interest expense increased 17.6% to $13,985 for fiscal year 2006, compared to $11,896 for fiscal year 2005. The increase in interest expense was primarily due to higher interest rates as well as a slight increase in our average outstanding borrowings.

Income Taxes

Our effective income tax rate was 38.2% for fiscal year 2006 as compared to 38.0% for fiscal year 2005. The increase in the effective tax rate is primarily due to a higher combined state income tax rate.

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

Recent Accounting Pronouncement

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Among other things, SFAS No. 123(R) requires that compensation expense be recognized in the financial statements for share-based awards based on the grant date fair value of those awards. It will also require the benefits associated with tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as currently required. We will adopt SFAS No. 123(R) on April 1, 2006. Upon adoption, we will use the modified prospective method and therefore will not restate our prior period results. SFAS No. 123(R) will apply to new share-based awards and to unvested stock options outstanding on the effective date. Unrecognized non-cash stock compensation expense related to unvested options outstanding as of March 31, 2006 was approximately $1,100 and will be recorded over the remaining vesting periods. We currently utilize the Black-Scholes option pricing model to estimate the fair value for the above pro forma calculations. We are still evaluating the alternative models available to value share-based awards upon adoption in fiscal year 2007.

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

On May 10, 2004, in conjunction with our purchase of ITG, we entered into the second amendment of our senior credit facility. On March 11, 2005, we entered into a third amendment of our senior credit facility. We refer to the second and third amendments of our senior credit facility as our new senior credit facility. Our new senior credit facility is with a group of banks and financial institutions, with Wachovia Bank, National Association serving as administrative agent. Our new senior credit facility is comprised of a $70,000 five-year revolving credit line and a $208,950 six-year term loan. The revolving credit line of the new senior credit facility bears interest at rates ranging from 1.50% to 2.00% over LIBOR or from .50% to 1.00% over a base rate related to the prime rate, and varies according to our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization. The term loan bears interest at a rate of 1.50% over LIBOR or .25% over a base rate related to the prime rate. The new senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by us and our material subsidiaries. The annual commitment fee rate is .50% of the unused balance. We paid commitment fees of $352 and $387 for the years ended March 31, 2006 and 2005, respectively, in connection with unused balances under both our prior and new senior credit facility. Amounts borrowed under the new senior credit facility may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders’ approval in the case of acquisitions with a cash purchase price of over $50,000 or an aggregate purchase price (cash, stock or other consideration) of over $75,000. The terms of the new senior credit facility require compliance with numerous affirmative, negative, and financial covenants, with which we are in compliance as of March 31, 2006. In addition, we are prohibited from paying cash dividends under the terms of our new senior credit facility. Amounts borrowed under the revolving credit line of the new senior credit facility may be repaid and borrowed over the life of the new senior credit facility, with a final maturity date of May 10, 2009. As of March 31, 2006, we had $69,500 of additional borrowing availability under the revolving credit portion of our new senior credit facility. This amount has been reduced by $500 to reflect the aggregate amount of an outstanding standby letter of credit issued under the new senior credit facility to support our obligations incurred in the ordinary course of business. As of March 31, 2006, no amounts had been paid under this letter of credit.

On May 9, 2006, our Board of Directors authorized the redemption of our 4% convertible senior subordinated notes due 2008, with a principal balance of $57,500. As of June 8, 2006, 100 percent of the notes had been converted to common stock of the Company. Additionally, the Board of Directors also approved a stock repurchase agreement which allows us to repurchase up to $150,000 of our outstanding common stock over a three-year period. The Board also authorized a plan for recasting the company’s senior credit facility, and we have agreed upon a term sheet for a new senior credit facility with our agent bank. We expect this new financing will provide us with enhanced strategic flexibility, permit us to execute substantial share repurchases, permit us to pay dividends, if appropriate, extend the maturity of our debt from 2009 to 2011, and lower the overall cost of our debt. We anticipate closing the new credit facility by the end of June 2006.

Net cash provided by operating activities was $81,990 in fiscal year 2006, $70,850 in fiscal year 2005 and $74,556 in fiscal year 2004. The increase in fiscal year 2006 from fiscal year 2005 was primarily due to an increase in net income and a smaller increase in inventories in fiscal year 2006 versus fiscal year 2005. The inventory balances at March 31, 2006 were positively impacted by an increase in March 2006 sales versus March 2005 sales. The increase for fiscal year 2006 also includes an increase in our income taxes payable, which is primarily the result of changes in the amount and timing of estimated payments. These amounts are offset in part by a lower overall increase in accounts payable for fiscal year 2006 versus fiscal year 2005. This change is primarily the result of the timing in cash payments.

Net cash used in investing activities was $39,559, $167,353 and $42,080 for fiscal years 2006, 2005 and 2004, respectively. The significant increase in fiscal year 2005 relates to our increased level of acquisitions activity. Our largest acquisition occurred effective May 1, 2004, when we acquired all the issued and outstanding stock of Imagine Technology Group, Inc. (“ITG”) pursuant to a Stock Purchase Agreement dated April 5, 2004, by and among Global, ITG Acquisition I Corporation, ITG and Imagine Technology Group, LLC and its members. As consideration for the ITG stock, we paid ITG’s shareholder and its creditors approximately $104,000 in cash, plus 813,464 shares of Global’s common stock, par value $.01 per share, that were previously held in treasury. Of the $104,000 paid in cash, $34,000 was paid with cash on hand from our operations. The remaining $70,000 was paid from funds available under our new senior credit facility. The $70,000 borrowed under the new senior credit facility comprises the majority of the $74,602 of cash provided by financing activities for fiscal year 2005. For fiscal year 2006, we used $16,186 of cash for financing activities. This use was primarily the result of our repurchase of $20,000 of our common stock.

We believe that cash flows from future operations, together with funds expected to be available under our new credit facility currently being negotiated, will be sufficient to fund our operational needs and acquisition growth strategy for at least the next 12 months.

Contractual Obligations

At March 31, 2006, our primary contractual obligations, which consist of principal maturities of long-term debt and amounts due under future minimum lease payments, are as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$70,112	$15,963	$25,190	$14,083	$14,876
Long-term debt (1)	262,846	2,133	61,688	199,025	—

Total	$332,958	$18,096	$86,878	$213,108	$14,876

(1)	Future interest payments are not included in the amounts shown above. At March 31, 2006, we had long-term debt of $262,846, of which approximately $205,000 was variable rate debt. Two of our interest rate swaps effectively converted $40,000 of this variable rate debt to fixed rate debt and the swaps bore interest, excluding our senior credit facility interest rate spread, at a rate of 3.85% and 3.87%, respectively, at March 31, 2006. A third swap effectively converted $30,000 of variable rate debt to fixed rate debt and this swap bore interest at a rate of 4.05%, excluding our applicable margin, at March 31, 2006. The approximately $135,000 remaining variable rate debt bore interest at a rate of 6.37% at March 31, 2006. The $57,500 of 4% convertible senior subordinated notes due in 2008 are also included in our long-term debt at March 31, 2006 and bore interest at a fixed rate of 4.00%.

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

We are exposed to changes in interest rates, primarily from our new senior credit facility, and use interest rate cap and swap agreements to fix interest rates on variable debt and reduce certain exposures to interest rate fluctuations. We also have long-term debt that bears a fixed rate. There is a risk that market rates will decline and the required payments will exceed those based on current market rates on the long-term debt. Our risk management objective in entering into such contracts and agreements is only to reduce our exposure to the effects of interest rate fluctuations and not for speculative investment. At March 31, 2006, we had total long-term debt of $262,846, of which approximately $205,000 was variable rate debt. Our interest rate swaps effectively converted $70,000 of this variable rate debt to fixed rate debt leaving approximately $135,000 of the total long-term debt exposed to interest rate risk. If the effective interest rate for all of our variable rate debt were to increase by 100 basis points (1%), our annual interest expense would increase by a maximum of $1,350 based on the balances outstanding at March 31, 2006. The additional interest expense would be reduced to the extent the interest rates exceeded the interest rates provided by our interest rate cap agreements.

In December 2004, we entered into two one-year forward swap agreements which we accounted for as cash flow hedges. The agreements effectively convert $40,000 of our variable rate debt to fixed-rate debt, reducing the exposure to changes in interest rates. Under the first swap agreement, we paid an average LIBOR fixed rate of 3.85% and under the second swap agreement, we paid an average LIBOR fixed rate of 3.87%. Both agreements are effective for a period of two years, beginning December 2005. In May 2005, we entered into a forward swap agreement which we accounted for as a cash flow hedge. The agreement effectively converts $30,000 of our variable-rate debt to fixed-rate debt, reducing our exposure to changes in interest rates. Under the agreement, we paid a LIBOR fixed rate of 4.05% for the period from September 12, 2005 to March 31, 2006. The agreement is effective for a period of two years, beginning September 2005. The LIBOR fixed rates exclude our applicable new senior credit facility interest rate spread.

In addition to our swap agreements, in September 2003, we entered into three two-year interest rate cap agreements in notional amounts of $20,000. These three cap agreements expired in September 2005. In July 2004, we entered into a two-year interest rate cap agreement in the notional amount of $25,000. In May 2005, we also entered into a two-year forward interest rate cap agreement in the notional amount of $30,000, effective September 2005 (collectively, the Caps). The July 2004 cap limits our interest rate risk exposure for the related notional amounts to a 4.00% LIBOR rate plus our applicable new senior credit facility interest rate spread for the related notional amounts. The September 2005 cap limits our interest rate risk exposure for the related notional amount to a 5.50% LIBOR rate plus the applicable margin.

Consolidated Balance Sheets	GLOBAL IMAGING SYSTEMS, INC.

(In thousands, except share amounts)

	March 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$51,610	$25,365
Accounts receivable, net	131,497	115,905
Inventories, net	98,073	93,376
Deferred income taxes	8,937	8,636
Prepaid expenses and other current assets	5,820	4,234

Total current assets	295,937	247,516
Rental equipment, net	15,687	16,475
Property and equipment, net	17,810	12,577
Other assets	2,034	2,734
Goodwill and other intangible assets, net	553,189	537,615

Total assets	$884,657	$816,917

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$65,890	$63,571
Accrued liabilities	12,697	10,328
Accrued compensation and benefits	22,489	23,898
Accrued interest	1,424	1,205
Current maturities of long-term debt	2,133	2,235
Deferred revenue	27,159	27,217
Income taxes payable	7,711	3,707

Total current liabilities	139,503	132,161
Deferred income taxes	42,247	34,466
Long-term debt, less current maturities	260,713	262,847
Other long-term liabilities	976	—

Total liabilities	443,439	429,474
Stockholders’ equity:
Preferred stock, $.01 par value: 20,000,000 shares authorized: no shares issued	—	—
Common stock, $.01 par value: 80,000,000 shares authorized: 24,008,934 and 23,521,827 shares issued and 23,420,096 and 23,521,827 shares outstanding at March 31, 2006 and 2005, respectively	240	235
Common stock held in treasury, at cost: 588,838 and 0 shares at March 31, 2006 and 2005, respectively	(19,133)	—
Additional paid-in capital	199,665	186,803
Retained earnings	262,569	200,669
Unearned stock-based compensation	(2,955)	(629)
Accumulated other comprehensive income	832	365

Total stockholders’ equity	441,218	387,443

Total liabilities and stockholders’ equity	$884,657	$816,917

See accompanying notes.

Consolidated Statements of Income	GLOBAL IMAGING SYSTEMS, INC.

(In thousands, except per share amounts)

	Year Ended March 31,
	2006	2005	2004
Revenues:
Equipment and supplies sales	$768,331	$694,745	$564,741
Service and rentals	262,253	231,705	185,980

Total revenues	1,030,584	926,450	750,721
Costs and operating expenses:
Cost of equipment and supplies sales	486,073	441,591	367,103
Service and rental costs	137,407	120,789	97,307
Selling, general and administrative expenses	291,259	257,112	200,530
Intangible asset amortization	1,775	1,518	532

Total costs and operating expenses	916,514	821,010	665,472

Income from operations	114,070	105,440	85,249
Loss on early extinguishment of debt	—	1,655	8,433
Interest expense	13,985	11,896	11,791

Income before income taxes	100,085	91,889	65,025
Income taxes	38,185	34,918	25,261

Net income	$61,900	$56,971	$39,764

Basic earnings per share	$2.68	$2.48	$1.84

Diluted earnings per share	$2.45	$2.26	$1.70

Weighted average number of shares outstanding:
Basic	23,100	22,979	21,606

Diluted	25,993	25,997	24,261

See accompanying notes.

Consolidated Statements of Cash Flows	GLOBAL IMAGING SYSTEMS, INC.

(In thousands)

	Year Ended March 31,
	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$61,900	$56,971	$39,764
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,491	15,317	14,860
Amortization	1,775	1,518	532
Amortization of financing fees	1,097	1,025	1,206
Tax benefit of stock option exercises and vested restricted stock	2,250	4,711	3,996
Non-cash portion of loss on early extinguishment of debt	—	1,655	3,058
Deferred income tax expense	7,907	7,215	4,950
Unearned stock-based compensation expense	1,681	470	471
Stock option acceleration expense	488	—	—

Changes in operating assets and liabilities, net of amounts acquired in purchase business combinations:
Accounts receivable	(13,732)	(15,832)	(4,448)
Inventories	(3,153)	(8,456)	11,813
Prepaid expenses and other current assets	(82)	(192)	(489)
Other assets	755	(702)	(88)
Accounts payable	1,552	11,629	(182)
Accrued liabilities, compensation and benefits and interest	(571)	(511)	2,496
Deferred revenue	(1,348)	(3,389)	(2,202)
Income taxes payable	4,004	(579)	(1,181)
Other long-term liabilities	976	—	—

Net cash provided by operating activities	81,990	70,850	74,556

INVESTING ACTIVITIES:
Proceeds from related party notes receivable	—	400	—
Proceeds from disposals of property and equipment	105	185	108
Purchases of property, equipment and rental equipment	(20,445)	(16,198)	(15,864)
Purchases of businesses, net of cash acquired	(19,219)	(151,740)	(26,324)

Net cash used in investing activities	(39,559)	(167,353)	(42,080)

FINANCING ACTIVITIES:
Payments on long-term debt	(33,964)	(34,680)	(159,821)
Proceeds from long-term debt	31,728	102,717	204,213
Redemption and retirement of notes	—	—	(100,000)
Issuance of convertible notes	—	—	57,500
Financing fees paid	(19)	(1,897)	(6,157)
Purchases of treasury stock	(20,000)	—	—
Stock options exercised	6,069	8,462	7,712

Net cash (used in) provided by financing activities	(16,186)	74,602	3,447

Net increase (decrease) in cash and cash equivalents	26,245	(21,901)	35,923
Cash and cash equivalents, beginning of year	25,365	47,266	11,343

Cash and cash equivalents, end of year	$51,610	$25,365	$47,266

See accompanying notes.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income	GLOBAL IMAGING SYSTEMS, INC.

(In thousands, except share amounts)

	Common Stock			Additional Paid-in Capital	Retained Earnings	Unearned Stock-based Compensation	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Par Value	Held in Treasury, at cost
Balances at March 31, 2003	21,264,923	$223	$(8,638)	$136,355	$103,934	$(1,570)	$(223)	$230,081
Comprehensive income:
Net income					39,764			39,764
Unrealized loss on derivative instruments							(16)	(16)

Total comprehensive income								39,748
Stock options exercised, including income tax benefit	631,772	6		11,702				11,708
Treasury stock issued in conjunction with acquisitions	102,701		907	1,901				2,808
Amortization of unearned stock-based compensation						471		471

Balances at March 31, 2004	21,999,396	$229	$(7,731)	$149,958	$143,698	$(1,099)	$(239)	$284,816
Comprehensive income:
Net income					56,971			56,971
Unrealized gain on derivative instruments							604	604

Total comprehensive income								57,575
Stock options exercised, including income tax benefit	593,448	6		13,167				13,173
Treasury stock issued in conjunction with acquisitions, net of returned shares	879,619		7,731	21,921				29,652
Common stock issued in conjunction with acquisitions	49,364			1,757				1,757
Amortization of unearned stock-based compensation						470		470

Balances at March 31, 2005	23,521,827	$235	$—	$186,803	$200,669	$(629)	$365	$387,443

Comprehensive income:
Net income					61,900			61,900
Unrealized gain on derivative instruments							467	467

Total comprehensive income								62,367
Stock options exercised, including income tax benefit	370,107	4		8,190				8,194
Repurchases of common stock	(615,528)		(20,000)					(20,000)
Treasury stock issued in conjunction with acquisitions	26,690		867	53				920
Common stock issued under restricted stock plan, including income tax benefit of vested shares	117,000	1		4,131		(4,007)		125
Amortization of unearned stock-based compensation						1,681		1,681
Acceleration of unvested stock options				488				488

Balances at March 31, 2006	23,420,096	$240	$(19,133)	$199,665	$262,569	$(2,955)	$832	$441,218

See accompanying notes.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

Global Imaging Systems, Inc. was formed on June 3, 1994. The Company’s operating subsidiaries are located in the United States and are in the business of selling and providing contract services for automated office equipment including copiers, multi-function products (MFPs), facsimile machines and printers, network integration solutions and electronic presentation systems. The consolidated financial statements include the financial statements of Global Imaging Systems, Inc. and its subsidiaries, all of which are wholly-owned (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue as follows:

Equipment sales are recognized at the time of customer acceptance, or in the case of equipment sales financed by third-party leasing companies, at the time of acceptance by the leasing company and the customer. Supplies sales to customers generally are recognized at the time of shipment in accordance with our stated shipping terms of FOB shipping point. In the case of service contracts that include supplies, revenue for supplies sales is recognized ratably over the term of the contract.

Maintenance contract service revenues are recognized ratably over the term of the underlying maintenance contract. The typical maintenance service agreement is volume based and includes an allowance for a minimum number of copies for a base service fee plus an overage charge for any copies in excess of the minimum number. Therefore, we generally do not have any significant service obligations under customer satisfaction programs or product warranty obligations beyond those provided by the equipment manufacturer. Other service revenues are recognized as such services are performed. Deferred revenue consists of unearned maintenance contract revenue that is recognized over the life of the related contract, generally 12 months.

Rental equipment revenue is recognized ratably over the life of the underlying cancelable operating lease, principally one to three years.

Supporting our objective to provide complete solutions to our customers, we generally provide a separate customer maintenance service agreement with copier-related equipment when sold. Revenues for equipment, service, and supplies are generally based on actual customer pricing which approximates fair market value.

Vendor Incentives

We receive incentives from some of our vendors related to volume rebates, cooperative advertising allowances and other programs or agreements. Certain incentive programs are for quarterly periods and historically have not varied significantly from quarter to quarter. There are also certain annual volume rebate programs offered by some of our vendors. We do not record any volume rebate until it is probable that it will be earned and the amount can be reasonably estimated. We record unrestricted volume rebates received as a reduction of inventories and recognize the incentives as a reduction to cost of sales when the related inventories are sold. Cooperative advertising allowances are generally required by the vendor to be used by us exclusively for advertising or other marketing programs. These restricted cooperative advertising allowances are recognized as a reduction to selling, general and administrative expenses as the related marketing expenses are incurred.

Shipping and Handling Costs

Shipping and handling costs billed to our customers are included in the same category as the related sale. Shipping and handling costs associated with inbound freight charged by vendors are included in cost of sales. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $10,321, $9,076 and $6,313 for fiscal years 2006, 2005 and 2004, respectively.

Advertising

Advertising costs are charged to expense as incurred. Advertising expenses, net of cooperative advertising, totaled $1,795, $1,687 and $1,219 for fiscal years 2006, 2005 and 2004, respectively.

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

Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, other long-term liabilities and long-term debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair market value due to the short-term nature of these instruments. The carrying amount of other long-term liabilities approximates fair market value. The fair value of the long-term debt was estimated based on quoted market prices at year-end.

The carrying amounts and estimated fair values of our long-term debt are as follows:

	March 31,
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$262,846	$297,910	$265,082	$295,845

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents.

Our policy is to use any excess cash generated on a daily basis to pay down any borrowings under our revolving line of credit rather than hold or invest the excess cash. When we generate excess cash and there are no balances owed on the revolving line of credit, the excess cash is deposited into short-term depository accounts paying a nominal rate of return.

Trade Receivables

Trade receivables are recorded at net realizable value. We establish a general reserve based on historical experience, in addition to a reserve for specific receivables with known collection problems due to circumstances such as liquidity or bankruptcy. Collection problems are identified using an aging of receivables analysis based on invoice due dates. Items that are deemed uncollectible are written off against the allowance for doubtful accounts. Accounts receivable are stated net of allowance for doubtful accounts of $2,942 and $3,074 at March 31, 2006 and 2005, respectively. We do not require deposits or other collateral from our customers and hence we are at risk for all accounts receivable. Generally, we do not charge interest on overdue receivables.

Concentrations of Credit Risk

Our financial instruments, which may subject us to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. We deposit cash with major banks as of March 31, 2006 and 2005. Deposits in those banks may exceed the amount of insurance provided on such deposits. However, we are exposed to loss only to the extent of the amount of cash reflected on our balance sheets and outstanding checks. We have not experienced losses on our bank cash deposits. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographical areas. During the fiscal year ended March 31, 2006, our top five customers collectively accounted for less than 5% of our total revenues and no single customer accounted for more than 2% of our total revenues.

During the fiscal year ended March 31, 2006, we purchased approximately 20%, 19% and 11% of our equipment, parts and supplies from three separate vendors. No other supplier represented in excess of 10% of our purchases. Our wide array of vendors limits the risks we may face if one of our vendors experiences financial instability or fails to keep pace with the rapid development and introduction of new products.

Inventories

Inventories consist of automated office equipment, including copiers, facsimile machines and printers, electronic presentation equipment, document imaging equipment, computers and related software, and related parts and supplies. Inventories are valued at the lower of cost (specific identification and/or average cost for equipment and average cost for related parts and supplies) or market value. Inventories are stated net of reserves for excess and slow-moving inventories of $5,106 and $5,456 at March 31, 2006 and 2005, respectively.

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

Stock-Based Compensation

At March 31, 2006, we had three stock-based employee compensation plans, which are described more fully in Note 9. We have adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. SFAS No. 148 allows for continued use of recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for those plans. We apply the intrinsic value recognition and measurement principles of APB Opinion No. 25 and related interpretations in accounting for those plans. Options granted under these plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions to stock-based employee compensation. Such disclosure is not necessarily indicative of the fair value of stock options that could be granted by us in future fiscal years or of the value of all options currently outstanding.

	Year Ended March 31,
	2006	2005	2004
Net income, as reported	$61,900	$56,971	$39,764
Add : Stock-based compensation expense included in reported net income, net of related tax (1)	1,342	292	289
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16,410)	(3,867)	(2,978)

Pro forma net income	$46,832	$53,396	$37,075

Earnings per share:
Basic – as reported	$2.68	$2.48	$1.84

Basic – pro forma	$2.03	$2.32	$1.72

Diluted – as reported	$2.45	$2.26	$1.70

Diluted – pro forma	$1.87	$2.12	$1.59

(1)	Stock-based compensation expense for the year ended March 31, 2006 includes expense, net of the related tax effects, of approximately $302 related to the accelerated vesting of previously unvested stock options.

As reflected in pro forma net income and earnings per share in the above table, the per share weighted average fair value of options granted during the year ended March 31, 2006, 2005 and 2004 was $17.94, $18.91 and $15.73, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004
Risk-free interest rate	4.3%	4.0%	3.5%
Volatility factor of the expected market price of our common stock	58.9%	63.1%	68.5%
Dividend yield	—	—	—
Weighted average expected life of options (in years)	5.0	5.0	5.0

On March 31, 2006, we accelerated the vesting of 1,431,852 stock options previously issued to officers and employees under the Company’s equity compensation plans. Options held by non-employee directors were not accelerated. Shares received upon the exercise of accelerated options held by executive officers and other key senior management may not be sold prior to the earlier of the original vesting dates or their termination of employment or service. The vesting acceleration resulted in additional compensation expense to the Company of $488 for fiscal year 2006. It also resulted in an increase of $10,955, net of tax, in the pro forma stock-based employee compensation expense shown in the table above. The primary purpose of the accelerated vesting was to eliminate future compensation expense the Company would otherwise recognize in its income statement with respect to these accelerated options upon the adoption of SFAS No. 123(R), Share Based Payment.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Among other things, SFAS No. 123(R) requires that compensation expense be recognized in the financial statements for share-based awards based on the grant date fair value of those awards. It will also require the benefits associated with tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as currently required. We will adopt SFAS No. 123(R) on April 1, 2006. Upon adoption, we will use the modified prospective method and therefore will not restate our prior period results. SFAS No. 123(R) will apply to new share-based awards and to unvested stock options outstanding on the effective date. Unrecognized non-cash stock compensation expense related to unvested options outstanding as of March 31, 2006 was approximately $1,100 and will be recorded over the remaining vesting periods. We currently utilize the Black-Scholes option pricing model to estimate the fair value for the above pro forma calculations. We are still evaluating the alternative models available to value share-based awards upon adoption in fiscal year 2007.

In May 2005, the Financial Accounting Standards Board issued Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. The statement requires a voluntary change in accounting principle to be applied retrospectively to all prior period financial statements so that those financial statements are presented as if the current accounting principle had always been applied. APB 20 previously required most voluntary changes in accounting principle to be recognized by including in net income of the period of change the cumulative effect of changing to the new accounting principle. In addition, SFAS 154 carries forward without change the guidance contained in APB 20 for reporting a correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes and correction of errors made after January 1, 2006, with early adoption permitted.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. ACQUISITIONS

During the year ended March 31, 2006, we acquired six businesses that provide office-imaging solutions and related services. Aggregate consideration, net of cash acquired, for these acquisitions was approximately $19,936, consisting of cash paid to the sellers, acquisition related expenses, and 26,690 shares of Global’s common stock, par value $.01 per share, that were previously held in treasury (valued at $920, based on the fair value of the stock on date of issuance). Liabilities assumed in connection with these acquisitions totaled approximately $3,503. The fair value of total assets acquired in these acquisitions consisted of approximately $4,262 of tangible assets, net of cash acquired, $1,520 of other identifiable intangible assets, and $17,657 of goodwill. During the year ended March 31, 2006, we finalized valuations of the intangible assets acquired and have, accordingly, adjusted the fair values of customer relationships.

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

During the year ended March 31, 2005, we also acquired five other businesses that provide office-imaging solutions and related services. Aggregate consideration, net of cash acquired, for these acquisitions was approximately $51,900, consisting of cash paid to the sellers, acquisition related expenses, and 118,043 shares of Global’s common stock (valued at $4,200, based on the fair value of the stock on the date of issuance). Liabilities assumed in connection with these acquisitions totaled approximately $5,773. The fair value of total assets acquired in these acquisitions consisted of approximately $9,400 of tangible assets, $3,297 of other identifiable intangible assets, and $46,713 of goodwill. During the year ended March 31, 2006, we paid $203 of additional acquisition related expenses for fiscal 2005 acquisitions.

During the year ended March 31, 2004, we acquired five businesses that provide office technology solutions and related services. Aggregate consideration, net of cash acquired, for these acquisitions was approximately $28,900, consisting of cash, 102,701 shares of our common stock (valued at $2,808, based on the fair value of the stock on the date of issuance) and acquisition related expenses. The liabilities assumed in connection with these acquisitions totaled approximately $4,800. The fair value of the total assets acquired in these five acquisitions consisted of approximately $7,800 of tangible assets and approximately $29,100 of goodwill and other intangible assets.

All acquisitions have been accounted for using the purchase method of accounting and, accordingly, are included in our results of operations from the effective date of acquisition. The excess purchase price over the estimated fair values of the underlying assets acquired, including identifiable intangible assets, and liabilities assumed are allocated to goodwill.

The primary factors contributing to the recognition of goodwill include the expected synergies to be derived from the business combination, purchasing leverage from increased scale, enhancement or growth of market territories, an industry-seasoned workforce and the reputation of the company being acquired.

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

	Unaudited Pro Forma Year Ended March 31,
	2006	2005	2004
Revenues	$1,046,825	$995,619	$937,353

Net income	$62,830	$59,684	$45,346

Earnings per share:
Basic	$2.72	$2.58	$2.01
Diluted	$2.48	$2.35	$1.86

3. RENTAL EQUIPMENT

Our rental equipment consists of the following:

	March 31,
	2006	2005
Rental equipment on operating leases	$48,639	$48,450
Less: Accumulated depreciation	(32,952)	(31,975)

Rental equipment, net	$15,687	$16,475

4. PROPERTY AND EQUIPMENT

Our property and equipment consists of the following:

	March 31,		Useful life (in years)
	2006	2005
Furniture and fixtures	$10,388	$9,484	7
Computer hardware and software	23,357	19,279	3-5
Machinery, equipment and vehicles	10,928	9,696	5-7
Leasehold improvements	7,195	6,115	3-10

	51,868	44,574
Less: Accumulated depreciation	(34,058)	(31,997)

Property and equipment, net	$17,810	$12,577

5. LONG-TERM DEBT

Our long-term debt consists of the following:

	March 31,
	2006	2005
Senior credit facility - term and revolving loans	$205,293	$207,383
Convertible Senior Subordinated Notes, 4% due May 2008	57,500	57,500
Various notes payable	53	199

Total long-term debt	262,846	265,082
Less: Current maturities	(2,133)	(2,235)

Long-term debt, less current maturities	$260,713	$262,847

On May 10, 2004, in conjunction with our purchase of ITG, we entered into the second amendment of our senior credit facility. On March 11, 2005, we entered into a third amendment. We refer to the second and third amendments of our senior credit facility as our new senior credit facility. Our new senior credit facility is with a group of banks and financial institutions, with Wachovia Bank, National Association serving as administrative agent. Our new senior credit facility is comprised of a $70,000 five-year revolving credit line and a $208,950 six-year term loan. The revolving credit line of the new senior credit facility bears interest at rates ranging from 1.50% to 2.00% over LIBOR or from .50% to 1.00% over a base rate related to the prime rate, and varies according to our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization. The term loan bears interest at a rate of 1.50% over LIBOR or .25% over a base rate related to the prime rate. The new senior credit facility provides for an unused commitment fee payable to the lenders and certain other fees payable by us and our material subsidiaries. The annual commitment fee rate is .50% of the unused balance. We paid commitment fees of $352 and $387 for the years ended March 31, 2006 and 2005, respectively, in connection with unused balances under both our prior and new senior credit facilities.

Amounts borrowed under the new senior credit facility may be used to fund working capital and general corporate purposes, including acquisitions, subject to the lenders’ approval in the case of acquisitions with a cash purchase price of over $50,000 or an aggregate purchase price (cash, stock or other consideration) of over $75,000.

The terms of the new senior credit facility require compliance with numerous affirmative, negative, and financial covenants, with which we are in compliance as of March 31, 2006. In addition, we are prohibited from paying cash dividends under the terms of our new senior credit facility. The facility is secured by substantially all tangible and intangible assets and a pledge of the capital stock.

Amounts borrowed under the revolving credit line of the new senior credit facility may be repaid and borrowed over the life of the new senior credit facility, with a final maturity date of May 10, 2009. As of March 31, 2006, we had $69,500 of additional borrowing availability under the revolving credit portion of our new senior credit facility. This amount has been reduced by $500 to reflect the aggregate amount of an outstanding standby letter of credit issued under the new senior credit facility to support our obligations incurred in the ordinary course of business. As of March 31, 2006, no amounts had been paid under this letter of credit.

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

The convertible notes may be redeemed on or after May 20, 2006, in whole or in part, at the redemption prices expressed as percentages of the outstanding principal amount set forth below. Please see Note 18.

Redemption Period	Percentage
May 20, 2006 through May 14, 2007	101.6%
May 15, 2007 through May 14, 2008	100.8%
May 15, 2008 and thereafter	100.0%

The convertible notes are jointly and severally guaranteed by our current and certain of our future subsidiaries on a senior subordinated basis.

Aggregate annual maturities of long-term debt at March 31, 2006 are as follows:

2007	$2,133
2008	2,099
2009	59,589
2010	149,399
2011	49,626

Total	$262,846

Interest paid was approximately $13,278, $10,788, and $11,180 for the years ended March 31, 2006, 2005 and 2004, respectively.

6. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of stock options and restricted stock, as well as the conversion of convertible notes into common stock.

The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations (shares in thousands):

	Year Ended March 31,
	2006	2005	2004
Numerator:
Numerator for basic earnings per share	$61,900	$56,971	$39,764
Effect of dilutive securities:
4% convertible notes	1,768	1,773	1,528

Numerator for diluted earnings per share	$63,668	$58,744	$41,292

Denominator:
Denominator for basic earnings per share	23,100	22,979	21,606
Effect of dilutive securities:
4% convertible notes	2,407	2,407	2,104
Employee stock options	486	611	551

Denominator for diluted earnings per share	25,993	25,997	24,261

7. INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between the financial reporting basis and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision are as follows:

	Year Ended March 31,
	2006	2005	2004
Current:
Federal	$26,722	$25,102	$18,990
State	3,556	2,601	1,359

	30,278	27,703	20,349
Deferred:
Federal	6,978	6,538	4,584
State	929	677	328

	7,907	7,215	4,912

	$38,185	$34,918	$25,261

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate is as follows:

	Year Ended March 31,
	2006	2005	2004
Tax at U.S. statutory rate	$35,030	$32,161	$22,758
State taxes, net of federal benefit	2,915	2,090	2,325
Other items, net	240	667	178

	$38,185	$34,918	$25,261

Significant components of our deferred tax assets and liabilities are as follows:

	March 31,
	2006	2005
Deferred tax assets:
Noncompete agreements	$1,431	$1,558
Inventory related	5,086	4,875
Various accrued expenses	2,599	2,580
Accounts receivable related	876	1,013
Other items	387	1,044

Total deferred tax assets	10,379	11,070
Deferred tax liabilities:
Goodwill	36,805	30,623
Customer relationships	4,447	5,011
Depreciation	2,437	1,266

Total deferred tax liabilities	43,689	36,900

Net deferred tax liabilities	$(33,310)	$(25,830)

Classified as follows:
Current assets	$8,937	$8,636
Noncurrent liabilities	(42,247)	(34,466)

	$(33,310)	$(25,830)

SFAS No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is not necessary as of March 31, 2006 and 2005.

Cash paid for income taxes was approximately $24,500, $24,200 and $17,700 for the years ended March 31, 2006, 2005 and 2004, respectively.

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

Employees are always vested in their contributed balance and generally become fully vested in the Company’s contributions after six years of service. The expense related to the Company’s contributions to the Plans for the years ended March 31, 2006, 2005 and 2004 was approximately $4,980, $4,100 and $3,200, respectively.

9. STOCK OPTION PLANS

In 1998, the Board of Directors adopted a stock option plan under which, as amended to date, 3,320,000 shares of our common stock may be issued pursuant to stock options granted or sold as restricted stock to directors, officers, and employees of and consultants to the Company. As of March 31, 2006, options to purchase 1,609,654 shares of our common stock were outstanding under the 1998 stock option plan, and 1,559,141 shares of our common stock have been issued under the 1998 plan upon the exercise of stock options granted under the plan. There were 48,705 shares of our common stock available to be issued under the 1998 plan at March 31, 2006. In addition, we have also issued 102,500 shares of restricted stock under the 1998 plan, none of which were issued during the year ended March 31, 2006. During the year ended March 31, 2006, 20,000 options were granted under the 1998 stock option plan with exercise prices ranging from $34.66 to $36.28 per share, the market values at the dates of grant.

On January 25, 2001, the Board of Directors adopted the Global Imaging Systems, Inc. 2001 Stock Option Plan under which we may grant options to purchase up to 300,000 shares of our common stock to employees of and service providers to the Company, except for executive officers and directors. Stock options granted under the 2001 stock option plan have the same terms as those granted under the 1998 plan. As of March 31, 2006, options to purchase 119,595 shares were outstanding under the 2001 stock option plan, and 166,305 shares of our common stock have been issued under the 2001 plan upon the exercise of stock options granted under the plan. There were 14,100 shares of our common stock available to be issued under the 2001 stock option plan as of March 31, 2006. During the year ended March 31, 2006, 23,000 options were granted under the 2001 stock option plan with an exercise price of $31.55, the market value at the date of grant.

On August 16, 2004, our shareholders approved the Global Imaging Systems, Inc. 2004 Omnibus Long Term Incentive Plan under which we may grant options to purchase up to 600,000 shares of our common stock to directors, officers, and employees of Global. On August 8, 2005, our shareholders approved an amendment to the 2004 plan to increase the total shares available for grant to 1,450,000. As of March 31, 2006, options to purchase 455,750 shares were outstanding under the 2004 plan, and no shares of our common stock have been issued under the 2004 plan upon the exercise of stock options granted under the plan. There were 877,250 shares of our common stock available to be issued under the 2004 plan as of March 31, 2006. During the year ended March 31, 2006, 452,250 options were granted under the 2004 plan with exercise prices ranging from $31.55 to $35.46 per share, the market values at dates of grant. Additionally, during the year ended March 31, 2006, 117,000 shares of restricted stock were issued at $.01 per share under the 2004 plan at a weighted average fair value of $34.26.

In addition to options outstanding under our stock option plans, we have also issued 10,000 options to purchase our common stock at a price of $12.00 per share and which may be exercised until July 31, 2008.

Our stock options generally vest over five years from the date of the award and may be exercised up to ten years after the date of grant. Restricted stock generally vest over varying periods ranging from four to five years. Compensation expense for restricted stock is recorded over the applicable service period.

The following table summarizes the stock option activity for each of the three years ended March 31:

	Number of Shares Subject to Option	Per Share Option Price
Outstanding at March 31, 2003	2,288,906	$5.44 – $20.00
Granted	830,000	$18.55 – $33.23
Exercised	(631,772)	$5.44 – $18.13
Canceled	(10,360)	$5.44 – $18.13

Outstanding at March 31, 2004	2,476,774	$5.44 – $33.23
Granted	313,000	$26.78 –$36.95
Exercised	(593,448)	$5.44 – $30.26
Canceled	(51,520)	$5.44 – $30.26

Outstanding at March 31, 2005	2,144,806	$5.44 – $36.95
Granted	495,250	$31.55 – $36.28
Exercised	(370,107)	$5.44 – $30.33
Canceled	(74,950)	$5.44 – $33.23

Outstanding at March 31, 2006	2,194,999	$5.44 – $36.95

Exercisable at March 31, 2006	2,105,199	$5.44 – $36.95

The following table further summarizes significant ranges of outstanding and exercisable stock options at March 31, 2006:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Weighted Average Remaining Contractual Life	Outstanding	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$ 5.44 - $ 8.00	5.9	118,595	$5.50	117,595	$5.51
$12.00 - $15.25	2.8	187,330	$14.18	186,530	$14.18
$15.50 - $20.00	6.4	628,964	$18.46	604,964	$18.45
$24.97 - $36.95	8.4	1,260,110	$31.77	1,196,110	$31.90

	7.2	2,194,999	$25.04	2,105,199	$24.99

As further discussed in Note 1, on March 31, 2006, we accelerated the vesting of 1,431,852 stock options. The number of shares underlying exercisable options were 589,935 and 632,312 at March 31, 2005 and 2004, respectively. The weighted average exercise prices per share for exercisable options were $17.94 and $14.61 at March 31, 2005 and 2004, respectively.

The following table summarizes the weighted average exercise prices of option activity for the years ended March 31:

	2006	2005	2004
Balance at beginning of period	$21.87	$18.59	$13.98
Granted	32.79	32.93	26.43
Exercised	16.40	14.27	12.21
Canceled	28.39	19.03	15.26
Balance at end of period	25.04	21.87	18.59

We disclosed in Note 1 – Summary of Significant Accounting Policies, the pro forma net income and pro forma earnings per share reflecting the compensation cost that we would have recorded on our stock option plans had we used the fair value at the grant date for awards under the plans consistent with the method prescribed by SFAS No. 123.

10. DERIVATIVES

We enter into swap and interest rate cap agreements to hedge the fluctuations in variable interest rates and do not use derivative instruments for speculative purposes.

In November 2002, we entered into a three-year interest rate swap agreement which we accounted for as a cash flow hedge. This agreement effectively converted $20,000 of our variable-rate debt to fixed-rate debt, reducing our exposure to changes in interest rates. Under this swap agreement, we received an average LIBOR variable rate of 3.38% and paid an average LIBOR fixed rate of 2.74% for the period from April 1, 2005 to November 14, 2005. The swap agreement expired November 14, 2005.

In December 2004, we entered into two forward swap agreements which we accounted for as cash flow hedges. The agreements effectively convert $40,000 of our variable-rate debt to fixed-rate debt, reducing the exposure to changes in interest rates. Under the first swap agreement, we received an average LIBOR variable rate of 4.55% and paid an average LIBOR fixed rate of 3.85% for the period from December 16, 2005 to March 31, 2006. Under the second swap agreement, we received an average LIBOR variable rate of 4.55% and paid an average LIBOR fixed rate of 3.87% for the period from December 16, 2005 to March 31, 2006. Both agreements are effective for a period of two years, beginning December 2005.

In May 2005, we entered into a forward swap agreement which we accounted for as a cash flow hedge. The agreement effectively converts $30,000 of our variable-rate debt to fixed-rate debt, reducing our exposure to changes in interest rates. Under the agreement, we received an average LIBOR variable rate of 4.22% and paid a LIBOR fixed rate of 4.05% for the period from September 12, 2005 to March 31, 2006. The agreement is effective for a period of two years, beginning September 2005.

The LIBOR interest rates in the three preceding paragraphs exclude our applicable interest rate spreads under our credit facilities.

We have recognized, net of tax, a gain of approximately $467 and $604 and a loss of approximately $16 for the fiscal years ended March 31, 2006, 2005 and 2004, respectively, related to our interest rate swap agreements. These amounts have been recorded in comprehensive income.

In September 2003, we entered into three two-year interest rate cap agreements in notional amounts of $20,000 each. These three cap agreements expired in September 2005. In July 2004, we entered into a two-year interest rate cap agreement in the notional amount of $25,000. In May 2005, we also entered into a two-year forward interest rate cap agreement in the notional amount of $30,000, effective September 2005 (collectively, the Caps). These Caps are not designated as hedging instruments and as such are recorded on the consolidated balance sheet at their estimated fair value, with changes in the fair value being recorded in the consolidated statement of income as an increase or decrease to interest expense during the period of change. The change in the Caps’ fair value resulted in additional interest expense of $20, $80, and $168, for the years ended March 31, 2006, 2005, and 2004, respectively. The July 2004 cap limits our interest rate risk exposure for the related notional amounts to a 4.00% LIBOR rate plus the applicable margin. The September 2005 cap limits our interest rate risk exposure for the related notional amount to a 5.50% LIBOR rate plus the applicable margin. No payments have been received under the Caps.

11. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective April 1, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, in accordance with the early adoption provisions of the standard. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually or more often if indicators of impairment arise. We perform our annual analysis of goodwill on the first day of the fourth quarter of our fiscal year to determine if an impairment exists. This testing included the determination of fair value for each reporting unit or purchased entity, if multiple reporting units result, by using market multiples and discounted cash flows modeling. The results of this testing indicated that a goodwill impairment charge was not necessary. Separately identified intangibles that are deemed to have definite lives will continue to be amortized over their estimated useful life.

Our intangible assets consist of the following:

	March 31,		Useful life (in years)
	2006	2005
Goodwill	$533,425	$516,518	—
Customer relationships	17,321	16,206	15
Noncompete agreements	10,878	10,473	3-5
Financing fees	5,925	5,906	5-6

	567,549	549,103
Accumulated amortization	(14,360)	(11,488)

Intangible assets, net	$553,189	$537,615

The changes in the carrying amount of goodwill from April 1 to March 31 are as follows:

	Year Ended March 31,
	2006	2005
Balance as of April 1	$516,518	$356,327
Goodwill acquired	17,657	160,304
Adjustments to goodwill	(750)	(113)

Balance at March 31	$533,425	$516,518

Customer relationships are recorded at fair value and amortized over their estimated useful lives using the straight-line method. Accumulated amortization for customer relationships was approximately $2,017 and $884 at March 31, 2006 and 2005, respectively.

Noncompete agreements are recorded at cost and amortized over the lives of the agreements using the straight-line method. Accumulated amortization for noncompete agreements was approximately $9,796 and $9,154 at March 31, 2006 and 2005, respectively.

Intangible asset amortization expense was $1,775, $1,518 and $532 for the years ended March 31, 2006, 2005 and 2004, respectively.

Expected amortization expense for the next five fiscal years, based on existing intangible asset amounts, is as follows: 2007 - $1,585; 2008 - $1,503; 2009 - $1,430; 2010 - $1,218; and 2011 - $1,151.

Financing fees are amortized over the terms of the underlying debt agreements using the straight-line method, which approximates the effective interest rate method. The amortization of financing fees is included as a component of interest expense. Accumulated amortization for financing fees at March 31, 2006 and 2005 was approximately $2,547 and $1,450, respectively.

At March 31, 2006, we have approximately $192,000 of goodwill that is deductible for income tax purposes.

12. LEASES

We are obligated under various noncancelable operating leases for our office facilities, office equipment and vehicles. Certain of the leases for our office facilities are with various employee stockholders. Future noncancelable lease commitments as of March 31, 2006 are as follows:

	Related-Party Leases	Other Leases	Total
2007	$4,212	$11,751	$15,963
2008	4,020	9,797	13,817
2009	3,843	7,530	11,373
2010	3,149	4,954	8,103
2011	2,379	3,601	5,980
Thereafter	8,010	6,866	14,876

Total	$25,613	$44,499	$70,112

Rental expense was as follows:

	Related-Party Leases	Other Leases	Total
Year ended March 31, 2006	$3,488	$13,005	$16,493
Year ended March 31, 2005	3,748	11,108	14,856
Year ended March 31, 2004	3,423	8,097	11,520

Certain of our leases are subject to renewal options, for varying periods ranging up to ten years.

13. RELATED-PARTY TRANSACTIONS

During the year ended March 31, 2005, we received payment in full of $400 for an outstanding related-party note receivable relating to amounts loaned to an officer of the Company.

14. SEGMENTS

We follow the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for reporting information about operating segments and related disclosures.

As an integrated office imaging solutions provider, we are organized into 19 geographical operating segments (core dealers). These individual segments have been aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the core dealers and the common nature of the products and services, classes of customers and distribution channels.

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

16. STOCK REPURCHASE PROGRAM

On May 17, 2005, our Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to $20,000 of our common stock. During the year ended March 31, 2006, we repurchased a total of 615,528 shares of common stock for an aggregate purchase price of $20,000. Please see Note 18.

17. QUARTERLY FINANCIAL DATA (Unaudited)

Quarterly results of operations for the years ended March 31, 2006 and 2005, are summarized below:

	Revenues	Gross Margin	Net Income		Basic Earnings Per Share (3)	Diluted Earnings Per Share (3)	Stock Price (1)		Dividends Paid Per Share (2)
							High	Low
2006
First quarter	$246,329	$97,255	$14,642		$.63	$.58	$36.50	$29.62	$—
Second quarter	258,811	99,699	15,276		.67	.61	35.21	31.25	—
Third quarter	256,844	102,046	16,093		.70	.64	37.84	32.81	—
Fourth quarter	268,600	108,104	15,889		.69	.63	37.98	34.37	—

Year	$1,030,584	$407,104	$61,900		$2.68	$2.45	$37.98	$29.62	$—

2005
First quarter	$212,018	$84,097	$12,865	(4)	$.57	$.52	$38.15	$31.73	$—
Second quarter	233,518	90,936	14,623		.64	.58	36.15	26.78	—
Third quarter	233,522	91,462	14,930		.64	.59	40.27	31.08	—
Fourth quarter	247,392	97,575	14,553		.62	.57	39.93	34.15	—

Year	$926,450	$364,070	$56,971		$2.48	$2.26	$40.27	$26.78	$—

(1)	Global Imaging Systems, Inc. common stock is traded on the Nasdaq National Market under the symbol “GISX”. Stock quotations were obtained from the National Association of Securities Dealers. On June 2, 2006, Global had 98 stockholders of record plus approximately 7,500 beneficial owners holding Global common stock in broker name.
(2)	Global is prohibited from paying cash dividends under the terms of the agreement governing its current senior credit facility.
(3)	Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.
(4)	During the first quarter of fiscal year 2005, we recorded a $1,024 loss, net of taxes, on early extinguishment of debt.

18. SUBSEQUENT EVENTS

On May 9, 2006, our Board of Directors authorized the redemption of our 4% convertible senior subordinated notes due 2008, with a principal balance of $57,500. Additionally, the Board of Directors also approved a stock repurchase agreement which allows us to repurchase up to $150,000 of our outstanding common stock over a three-year period. The Board also authorized a plan for recasting the Company’s senior credit facility, and we have agreed upon a term sheet for a new senior credit facility with our agent bank. We expect this new financing will provide us with enhanced strategic flexibility, permit us to execute substantial share repurchases, permit us to pay dividends (if appropriate), extend the maturity of our debt from 2009 to 2011, and lower the overall cost of our debt. We anticipate closing the new credit facility by the end of June 2006.

As of June 8, 2006, 100 percent of the senior subordinated notes had been converted to common stock of the Company.

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Shareholders

Global Imaging Systems, Inc.

We have audited the accompanying consolidated balance sheets of Global Imaging Systems, Inc. as of March 31, 2006 and March 31, 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three fiscal years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Imaging Systems, Inc. at March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Global Imaging Systems, Inc.’s internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 24, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Tampa, Florida

May 24, 2006 (except for the

second paragraph of Note 18

as to which the date is June 8, 2006)